As filed with the Securities and Exchange Commission on March 17, 2010

Registration No. 333-162918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Primerica, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6311	27-1204330
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Primerica, Inc.

3120 Breckinridge Blvd.

Duluth, Georgia 30099

(770) 381-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter W. Schneider, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Primerica, Inc.

3120 Breckinridge Blvd.

Duluth, Georgia 30099

(770) 381-1000

(770) 564-6216 (facsimile)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

COPIES TO:

Gregory A. Fernicola, Esq. Jeffrey A. Brill, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Steven E. Fox, Esq. Alan C. Leet, Esq. Rogers & Hardin LLP 229 Peachtree St. N.E. Atlanta, Georgia 30303 (404) 522-4700 (404) 525-2224 (facsimile)	Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000 (212) 225-3999 (facsimile)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒                Smaller reporting company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value	20,700,000	$14.00	$289,800,000	$13,532.74

(1)	Includes shares of common stock to be offered by the selling stockholder in this offering and shares of common stock that may be purchased by the underwriters from the selling stockholder upon the exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	The registration fee payable with respect to the registered securities has been offset as permitted by Rule 457(b) in the amount of $5,580, which was previously paid by the registrant on November 5, 2009 in connection with the registration of $100,000,000 of securities.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 17, 2010

PRELIMINARY PROSPECTUS

18,000,000 Shares

Common Stock

$            per share

This is the initial public offering of common stock of Primerica, Inc. A wholly owned subsidiary of Citigroup Inc. is our sole stockholder and is selling 18,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock being offered hereby. We currently expect the initial public offering price to be between $12.00 and $14.00 per share of common stock. The selling stockholder has granted the underwriters an option to purchase up to 2,700,000 additional shares of common stock to cover over-allotments.

The selling stockholder has agreed to sell in a private sale to private equity funds managed by Warburg Pincus LLC approximately 17,210,993 shares of our common stock, and warrants to purchase from us approximately 4,302,748 shares of our common stock at an exercise price per share equal to 120% of the per share public offering price. Assuming the per share public offering price is $13.00 (the midpoint of the expected price range), the purchase price to be paid by Warburg Pincus for each share of common stock together with a warrant to purchase 0.25 of a share of common stock is approximately $13.36, which reflects a purchase price of 95% of our adjusted pro forma book value per share. Warburg Pincus’ initial investment is capped at the lesser of (i) 23.9% of our pro forma shares of common stock and (ii) a number of shares of common stock with an aggregate purchase price of $230 million. Warburg Pincus also has a right to purchase from the selling stockholder, for up to $100 million, additional shares of our common stock at the public offering price as part of the concurrent private sale.

Immediately following completion of this offering and after giving effect to such private sale, Citigroup Inc. will beneficially own between approximately 32% and 46% of our pro forma shares of common stock, and private equity funds managed by Warburg Pincus LLC will own between approximately 23% and 33% of our pro forma shares of common stock, depending on whether and the extent to which the underwriters exercise their over-allotment option and the Warburg Pincus private equity funds exercise their right to purchase from the selling stockholder additional shares of our common stock.

Prior to this offering, there was no public market for our common stock. We have applied to have our common stock listed on the New York Stock Exchange, or NYSE, under the symbol “PRI”.

Investing in our common stock involves risks. Please see the section entitled “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to the selling stockholder (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about April    , 2010 through the book-entry facilities of The Depository Trust Company.

Citi

UBS Investment Bank	Deutsche Bank Securities	Morgan Stanley

Keefe, Bruyette & Woods
Macquarie Capital
Raymond James
Sandler O’Neill + Partners, L.P.
SunTrust Robinson Humphrey

ING Willis Capital Markets & Advisory

March     , 2010

Shak & Iram Islam
Virginia
Representative
Since 2003
Luke & Stephanie
Montgomery
Clients
Since 2007
Lisa Wheeler
Home Office
Legal
Since 1995
Brandon Neil
Utah
Representative
Since 2001
Keith & Danielle Otto
New Jersey
Representative
Since 1988
Ashley Lalonde
Canada
Representative
Since 2008
Eric Mathis
Home Office
Operations
Since 2003
Collis & Britney Temple
Louisiana
Representative
Since 2003

Freedom Lives Here

We view this offering as our company's refounding. Our new slogan embodies the entrepreneurial spirit of our organization. Our new logo's rings represent our clients, our representatives and our company.

PRIMERICA

Ivan Earle
South Carolina
Representative
Lucia Cuenca
Client
Since 1998
Bang Nguyen
Home Office
Web Developer
Since 1999
Kim Monroe
Idaho
Representative
Since 2007
Jose & Eileen Rivera-Vega
Puerto Rico
Representative
Since 1987
Bob Buisson
Georgia
Representative
Since 1977
Andre & Rashita
Frazier
Clients
Since 2007
Joey Moskowitz
Home Office
Actuarial
Since 1988

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of Primerica, the selling stockholder or the underwriters is making an offer to sell these securities in any jurisdiction where the offer or sale thereof is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. None of Warburg Pincus & Co., Warburg Pincus LLC or any of their affiliates is making this offer, and none of them is responsible for the accuracy of any information in this prospectus.

The states in which our insurance subsidiaries are domiciled have laws which require regulatory approval for the acquisition of “control” of insurance companies. Under these laws, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring 10% or more of our common stock would need the prior approval of the state insurance regulators of these states or a determination from such regulators that “control” has not been acquired.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” and our combined financial statements, the notes to such financial statements and our selected historical combined financial data and pro forma combined financial statements before making an investment decision regarding our common stock. As used in this prospectus, references to “Primerica,” “we,” “us” and “our” refer to Primerica, Inc., a Delaware corporation, and its consolidated subsidiaries, after giving effect to the transfer to us by Citi of the subsidiaries that comprise our business. References to “Citi” refer to Citigroup Inc. and its subsidiaries other than Primerica, except the reference on the cover page of this prospectus refers to Citigroup Global Markets Inc. References to “Warburg Pincus” refer to Warburg Pincus Private Equity X L.P. and Warburg Pincus X Partners, L.P.

Our Company

We are a leading distributor of financial products to middle income households in North America with approximately 100,000 licensed sales representatives. We assist our clients in meeting their needs for term life insurance, which we underwrite, and mutual funds, variable annuities and other financial products, which we distribute primarily on behalf of third parties. We insure more than 4.3 million lives and more than two million clients maintain investment accounts with us. Our distribution model uniquely positions us to reach underserved middle income consumers in a cost-effective manner and has proven itself in both favorable and challenging economic environments. We view this offering as our company’s refounding — an opportunity to enhance the entrepreneurial spirit of our organization and to align the interests of our independent sales force and our employees with our future performance.

Our mission is to serve middle income families by helping them make informed financial decisions and providing them with a strategy and means to gain financial independence. Our distribution model is designed to:

Address our clients’ financial needs:    Our sales representatives use our proprietary financial needs analysis tool and an educational approach to demonstrate how our products can assist clients to provide financial protection for their families, save for their retirement and manage their debt. Typically, our clients are the friends, family members and personal acquaintances of our sales representatives. Meetings are generally held in informal, face-to-face settings, usually in the clients’ own homes.

Provide a business opportunity:    We provide an entrepreneurial business opportunity for individuals to distribute our financial products. Low entry costs and the ability to begin part-time allow our recruits to supplement their income by starting their own independent businesses without incurring significant start-up costs or leaving their current jobs. Our unique compensation structure, technology, training and back-office processing are designed to enable our sales representatives to successfully grow their independent businesses.

We were the largest provider of individual term life insurance in the United States in 2008 based on the amount of in-force premiums collected, according to LIMRA International, an independent market research organization. In 2009, we issued new term life insurance policies with more than $80 billion of aggregate face value and sold approximately $3.0 billion of investment and savings products.

In connection with this offering, we will enter into coinsurance agreements with affiliates of Citi pursuant to which we will cede the risks and rewards of a significant majority of our term life insurance policies that were in-force at year-end 2009.

Our History

We trace our roots to A.L. Williams & Associates, Inc., an insurance agency founded in 1977 to distribute term life insurance as an alternative to cash value life insurance. A.L. Williams popularized the concept of “buy term and invest the difference,” reflecting a view that we continue to share today. A.L. Williams grew rapidly from its inception and within a few years became one of the top sellers of individual life insurance in the United States. We have since added several other product lines, including mutual funds, variable annuities, segregated funds and other financial products. Citi acquired our principal operating entities in the late 1980s and remains our parent company today.

Our Clients

Our clients are generally middle income consumers, defined by us to include households with $30,000 to $100,000 of annual income, representing approximately 50% of U.S. households. We believe that we understand the financial needs of this middle income segment well:

•	they have inadequate or no life insurance coverage;

•	they need help saving for retirement and other personal goals;

•	they need to reduce their consumer debt; and

•	they prefer to meet face-to-face when considering financial products.

We believe that our educational approach and distribution model best position us to address these needs profitably, which traditional financial services firms have found difficult to accomplish.

Our Distribution Model

The high fixed costs associated with in-house sales personnel and salaried career agents and the smaller-sized sales transactions typical of middle income consumers have forced many other financial services companies to focus on more affluent consumers. Product sales to affluent consumers tend to be larger, generating more sizable commissions for the selling agent, who usually works on a full-time basis. As a result, this segment has become increasingly competitive. Our distribution model — borrowing aspects from franchising, direct sales and traditional insurance agencies — is designed to reach and serve middle income consumers efficiently. Key characteristics of our unique distribution model include:

•

Independent entrepreneurs:    Our sales representatives are independent contractors, building and operating their own businesses. This “business-within-a-business” approach means that our sales representatives are entrepreneurs who take responsibility for selling products, recruiting sales representatives, setting their own schedules and managing and paying the expenses associated with their sales activities, including office rent and administrative overhead.

•

Part-time opportunity:    Our compensation approach accommodates varying degrees of individual sales representative activity, which allows us to use part-time sales representatives and gives us a variable cost structure for product sales. By offering a flexible part-time opportunity, we are able to attract a significant number of recruits who desire to earn supplemental income and generally concentrate on smaller-sized transactions typical of middle income consumers. Virtually all of our sales representatives begin selling our products on a part-time basis, which enables them to hold jobs while exploring an opportunity with us.

•

Incentive to build distribution:    When a sale is made, the selling representative receives a commission, as does the representative who recruited him or her, which we refer to as “override compensation.” Override compensation is paid through several levels of the selling representative’s recruitment and supervisory organization. This structure motivates existing sales representatives to grow our sales force by providing them with commission income from the sales completed by their recruits.

•

Sales force leadership:    A sales representative who has built a successful organization can achieve the sales designation of a regional vice president, which we refer to as a “RVP,” and can earn higher commissions and bonuses. RVPs open and operate offices for their sales organizations and devote their full attention to their Primerica businesses. RVPs also support and monitor the part-time sales representatives on whose sales they earn override commissions in compliance with applicable regulatory requirements. RVPs’ efforts to expand their businesses are a primary driver of our success.

•

Motivational culture:    Through our proven system of sales force recognition events and contests, we seek to create a culture that inspires our sales representatives and rewards them for their personal success. We believe this motivational environment is a major reason that many sales representatives join and achieve success in our business.

These attributes have enabled us to build a large sales force in North America with approximately 100,000 sales representatives licensed to sell life insurance. Approximately 23,000 of our sales representatives are also licensed to sell mutual funds in North America. In 2009, our sales representatives generated approximately 233,800 newly-issued term life insurance policies and acquired approximately 86,000 new mutual fund clients and 24,000 new variable annuity clients.

Our Segments

While we view the size and productivity of our sales force as the primary drivers of our product sales, historically the majority of our revenue has not been directly correlated to our sales volume in any particular period. Rather, our revenue is principally driven by our in-force book of term life insurance policies, our sale, maintenance and administration of investment and savings products and accounts, and our investment income. The following is a summary description of our segments:

•

Term Life Insurance:    We earn premiums on our in-force book of term life insurance policies, which are underwritten by our three life insurance subsidiaries. The term “in-force book” is commonly used in the insurance industry to refer to the aggregate policies issued by an insurance company that have not lapsed or been settled. Revenues from the receipt of premium payments for any given in-force policy are recognized over the multi-year life of the policy. This segment also includes investment income on the portion of our invested asset portfolio used to meet our required statutory reserve and targeted capital.

•

Investment and Savings Products:    We earn commission and fee revenues from the distribution of mutual funds in the United States and Canada, variable annuities in the United States and segregated funds in Canada and from the associated administrative services we provide. We distribute these products on behalf of third parties, although we underwrite segregated funds in Canada. In the United States, the mutual funds that we distribute are managed by third parties such as Legg Mason, Van Kampen, American Funds and other fund companies. In Canada, we sell Primerica-branded Concert™ mutual funds and the funds of several other third parties. The variable annuities that we distribute are underwritten by MetLife. Revenues associated with these products are comprised of commissions and fees earned at the time of sale, fees based on the asset values of client accounts and recordkeeping and custodial fees charged on a per-account basis.

•

Corporate and Other Distributed Products:    We also earn fees and commissions from the distribution of various third-party products, including loans, long-term care insurance, auto insurance, homeowners insurance and prepaid legal services, and from our mail-order student life insurance and short-term disability benefit insurance, which we underwrite through our New York insurance subsidiary. This segment also includes unallocated corporate income and expenses, realized gains and losses and investment income on our invested asset portfolio that is not allocated to Term Life Insurance.

Our Strengths

Proven excellence in building and supporting a large independent financial services sales force.    We believe success in serving middle income consumers requires generating and supporting a large distribution system, which we view as one of our core competencies. We have recruited more than 200,000 new sales representatives and assisted more than 35,000 recruits in obtaining life insurance licenses in each of the last six calendar years. Approximately 64,000 individuals registered to attend our six regional meetings in 2009, and approximately 50,000 individuals attended our most recent convention in 2007. Our RVPs conduct thousands of meetings per month to introduce our business opportunity to new recruits. Over 540 instructors conduct approximately 5,000 classes annually to help our sales representatives obtain all requisite life insurance licenses and fulfill state-mandated licensing requirements. We have excelled at motivating and coordinating a large and geographically diverse, mostly part-time sales force by connecting with them through multiple channels of communication and providing innovative compensation programs and home office support.

Cost-effective access to middle income consumers.    We have a proven ability to reach middle income consumers in a cost-effective manner. Our back-office systems, technology and infrastructure are designed to process a relatively high volume of transactions efficiently. Because our part-time sales representatives are supplementing their income, they are willing to pursue smaller-sized transactions typical of middle income clients. Our unique distribution model avoids the higher costs associated with advertising and media channels.

Exclusive distribution.    Our sales representatives sell financial products solely for us; therefore, we do not have to “compete for shelf space” with independent agents for the distribution of our products. We, in turn, do not distribute our principal products through alternative channels. This approach garners loyalty from our sales representatives and eliminates competition for home office resources. Having exclusive distribution helps us to price our products appropriately for our clients’ needs, establish competitive sales force compensation and maintain our profitability.

Scalable operating platform.    We have a compensation and administration system designed to encourage our sales representatives to build their sales organizations, which gives us the capacity to expand our sales force and increase the volume of transactions we process and administer with minimal additional investment.

Conservative financial profile and risk management.    We manage our risk profile through conservative product design and selection and other risk-mitigating initiatives. Our life insurance products are generally limited to term life and do not include the guaranteed minimum benefits tied to asset values that have recently caused industry disruption. We further reduce and manage our life insurance risk profile by reinsuring a significant majority of the mortality risk in our newly-issued life insurance products. Furthermore, our invested asset portfolio, after giving pro forma effect to the Transactions described on pages 7 and 8 of this prospectus, will continue to be comprised primarily of highly liquid, investment grade securities and cash equivalents.

Experienced management team and sales force.    We are led by a management team that has extensive experience in our business and a thorough understanding of our unique culture and business model. Our senior executives largely have grown up in the business. Our co-Chief Executive Officers, John Addison and Rick Williams, both joined our company more than 20 years ago and were appointed co-CEOs in late 1999. The 14 members of our senior management team have an average of 23 years of experience at Primerica. Equally important, our more successful sales representatives, who have become influential within our sales organization, also have significant longevity with us. Of our sales representatives, approximately 21,000 have been with us for at least ten years, and approximately 7,000 have been with us for at least 20 years.

Our Strategy

Our strategies are designed to leverage our core strengths to serve the vast and underserved middle income segment. These strategies include:

Align the interests of our company and sales force.    Becoming a publicly traded company will allow us to use equity awards to align the interests of our employees and sales representatives with the performance of our company. This will be accomplished by:

•	the issuance of Primerica equity awards to certain employees and certain of our sales force leaders in connection with this offering;

•	the implementation of a directed share program in which employees, RVPs and outside directors of two subsidiaries will have the opportunity to buy shares of our common stock in this offering;

•	the intended conversion of certain outstanding Citi restricted stock awards held by our employees and our sales representatives under Citi’s equity compensation plans to Primerica equity awards;

•	the intended replacement of the current Citi Stock Purchase Plan with a similar plan for our company following this offering; and

•	the creation of ongoing Primerica equity award compensation programs for our employees and sales representatives.

These incentives will give us new ways to motivate our sales force.

Grow our sales force.    Our strategy to grow our sales force includes:

•

Increasing the number of recruits.    Our existing sales representatives replenish and grow our sales force through recruiting activities that generate a high volume of new recruits. Moreover, the introduction of new recruits to our business provides us with an opportunity for product sales, both to the recruits themselves and to their friends, family members and personal acquaintances. When our co-CEOs were appointed in late 1999, they prioritized recruiting growth. The number of recruits more than doubled to over 202,000 in 2002, the highest annual number since the company’s inception up to that time. We have continued to increase the level of recruiting, with 221,920 recruits in 2009. We intend to continue to focus on recruiting through a number of initiatives launched in recent years, including a reduction in the upfront entry fee charged to new recruits to join our sales force, increased use of our electronic application technology and an expansion of early-stage compensation opportunities for new recruits.

•

Increasing the number of licensed sales representatives.    In recent years, we have launched a series of initiatives designed to increase the number of recruits who obtain life insurance licenses. Working with industry groups, we have been instrumental in enacting licensing reforms to reduce regulatory barriers for applicants and to address licensing disparities across ethnic groups. In addition, we continue to design and improve educational courses, training tools and incentives that are made available to help recruits prepare for state and provincial licensing examinations.

•

Growing the number of RVPs.    We have approximately 4,000 RVPs. The number of RVPs is an important factor in our sales force growth; as RVPs build their individual organizations, they become the primary driver of our sales force recruiting and licensing success. We are currently providing new technology to our sales representatives to enable RVPs to reduce the time spent on administrative responsibilities associated with their sales organizations so they can devote more time to sales and recruiting activities. These improvements, coupled with our new equity award program, will encourage more of our sales representatives to make the commitment to become RVPs.

Increase our use of innovative technology.    We expect to continue to invest in technology to make it easier for individuals to join our sales force, complete licensing requirements and build their own businesses. We provide our sales representatives, who are generally most active during nights and weekends and outside their own homes and offices, with access to innovative technology, including wireless communication devices and Internet record access, to facilitate “straight-through-processing” of the client information that they collect. We intend to develop new analytical tools to help our sales representatives manage their businesses better and increase efficiency. For example, in cooperation with Morningstar, Inc., a leading provider of independent investment research, we are developing a portfolio management tool to enable our sales representatives to view client investment positions, which is expected to create additional sales opportunities for our investment and savings products.

Enhance our product offerings.    We will continue to enhance and refine the basic financial products we offer with features, riders and terms that are most appropriate for the market we serve and our distribution system. We typically select products that we believe are highly valued by middle income families, making it easy for sales representatives to feel confident selling them to individuals with whom they have a personal relationship. Prior product developments have included a 35-year term life insurance policy, new mutual fund families, other protection products and our Primerica DebtWatchers™ product. The enhancement of our product offerings increases our sources of revenue.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	Risks related to our distribution structure, such as:

•	our potential failure to attract and retain sales representatives;

•	misconduct by our sales representatives, including their failure to comply with applicable laws or protect the confidentiality of our clients’ information;

•	challenges to the independent contractor status of our sales representatives; and

•	determinations that laws relating to business opportunities, franchising or pyramid schemes are applicable to us.

•	Risks related to our insurance business, such as:

•	our estimates regarding mortality and policy lapse rates may prove to be materially inaccurate;

•	mortality rates may be significantly higher than our estimates due to wars, terrorist attacks, natural or man-made disasters, pandemics or other catastrophic events;

•	we may experience material losses in our invested asset portfolio;

•	ratings downgrades; and

•	the failure of our reinsurers to perform their obligations.

•	Risks related to our investments and savings products business, such as:

•	a deterioration of the overall economic environment and savings and investment levels in North America;

•

the failure of our investment and savings products to remain competitive with other investment options or the loss of our relationship with companies that offer mutual fund and variable annuity products; and

•	changes in laws and regulations that could require us to alter our business practices.

•	Other risks, such as:

•	the loss of key personnel;

•	the continued decline of our loan business;

•	uncertainty as to Citi’s and Warburg Pincus’ ownership levels;

•	conflicts of interest resulting from our relationships with Citi and Warburg Pincus; and

•	sales of a large number of shares of common stock by Citi or Warburg Pincus following expiration of applicable lock-up periods following this offering could depress our stock price.

The Transactions

In this prospectus, we refer to the reorganization, the Citi reinsurance transactions, the concurrent transactions for which we have made pro forma adjustments, and the concurrent private sale to Warburg Pincus described below as the “Transactions.” As of December 31, 2009, on a pro forma basis, after giving effect to the Transactions, our stockholders’ equity would have been approximately $1.3 billion, or $17.96 per share of our pro forma common stock, and we would have had approximately $9.1 billion of total assets. For a description of our pro forma common stock, please see “—The Offering.” These pro forma amounts do not give effect to changes resulting from federal tax elections made in connection with the Transactions that will affect these amounts. We believe that these changes to our balance sheet favorably position our company with the growth profile of a newly-formed life insurance holding company combined with a proven track record and infrastructure developed over more than 30 years. Please see the section entitled “Pro Forma Combined Financial Statements.”

The reorganization.    We were incorporated in Delaware in October 2009 by Citi to serve as a holding company for the life insurance and financial product distribution businesses that our predecessors have operated for more than 30 years, and we issued 100 shares of common stock to Citi at such time. These businesses, which currently are wholly-owned indirect subsidiaries of Citigroup Inc., will be transferred to us prior to the completion of this offering in a reorganization pursuant to which we will issue to a wholly owned subsidiary of Citigroup Inc. (i) 74,999,900 shares of our common stock (of which between approximately 17,210,993 and 24,903,301 shares of common stock will be sold to Warburg Pincus in the concurrent private sale and approximately 5,046,182 shares of common stock underlying equity awards to be made in connection with this offering will be immediately contributed back to us by Citi), (ii) warrants to purchase an aggregate of approximately 4,302,748 shares of our common stock (which warrants will be transferred to Warburg Pincus pursuant to the concurrent private sale), and (iii) a $300 million note due on March 31, 2015 bearing interest at an annual rate of 5.5%, which we refer to in this prospectus as the “Citi note.” Prior to such reorganization, we will have no material assets or liabilities. Immediately following such reorganization, we will be a holding company; our primary asset will be the capital stock of our operating subsidiaries, and our primary liability will be the Citi note.

Citi reinsurance transactions.    Prior to completion of this offering, we will enter into coinsurance agreements with three affiliates of Citi, which we refer to in this prospectus as the “Citi reinsurance transactions.” Under these agreements, we will cede between 80% and 90% of the risks and rewards of our term life insurance policies that were in-force at year-end 2009. We will transfer to the Citi reinsurers the account balances in respect of the coinsured policies and approximately $4.0 billion of assets to support the statutory liabilities assumed by the Citi reinsurers, and will distribute all of the issued and outstanding common stock of Prime Reinsurance Company to Citi. Therefore, the Citi reinsurance transactions will reduce the amount of our capital and will result in a substantial reduction in our insurance exposure. We will retain our operating platform and infrastructure and continue to administer all policies subject to these coinsurance agreements.

As a result of the Citi reinsurance transactions, the revenues and earnings of our term life insurance segment are expected to initially decline in proportion to the amount of revenues and earnings associated with our existing in-force book of term life insurance policies ceded to Citi. In periods following this offering, as we add new in-force business that will not be ceded to Citi, revenues and earnings of our life insurance segment would be expected to grow from these initial levels. The rate of revenue and earnings growth in periods following the Citi reinsurance transactions would be expected to decelerate with each successive financial period as the size of our in-force book grows and the incremental sales have a reduced marginal effect on the size of the then existing in-force book. For more information about the financial effect of the Citi reinsurance transactions, please see the sections entitled “Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Concurrent transactions.    Prior to completion of this offering, the following concurrent transactions will be completed:

•	we will make a distribution to Citi of approximately $622 million of assets; and

•

we will issue, in connection with this offering, equity awards for approximately 5,046,182 shares of our common stock to certain of our employees, including our officers, and certain of our sales force leaders, including shares to be issued upon conversion of outstanding restricted stock awards held by our employees and our sales representatives under the Citi Stock Award Program and the Citi Capital Accumulation Program for PFS Representatives into Primerica equity awards.

Concurrent private sale to Warburg Pincus.    Citi has entered into a securities purchase agreement with Warburg Pincus and us pursuant to which Citi will sell to Warburg Pincus approximately 17,210,993 shares of our common stock and warrants to purchase approximately 4,302,748 additional shares of our common stock. The warrants will have a seven-year term and an exercise price equal to 120% of the public offering price. The purchase price for each share of common stock together with a warrant to purchase 0.25 of a share of common stock is approximately $13.36, which reflects a purchase price of 95% of our adjusted pro forma book value per share. Warburg Pincus’ initial investment is capped at the lesser of (i) 23.9% of our pro forma shares of common stock and (ii) a number of shares of common stock with an aggregate purchase price of $230 million. For a description of the calculation of our adjusted pro forma book value per share, please see the section entitled “Concurrent Private Sale — Calculation of Purchase Price.” Warburg Pincus also has the right, but not the obligation, to purchase, for up to $100 million, additional shares of our common stock from Citi at the public offering price as part of the concurrent private sale.

Immediately following this offering and the Transactions, Warburg Pincus will own between approximately 23% and 33% of our pro forma shares of common stock depending on whether and the extent to which Warburg Pincus exercises its right to purchase additional shares of our common stock from Citi. Pursuant to the securities purchase agreement, Warburg Pincus & Co. and Warburg Pincus LLC (the controlling affiliates of Warburg Pincus) have agreed that, subject to exceptions, they and their controlled affiliates will not own more than 35% of the voting power of our outstanding voting securities or 45% of our economic equity interests. Subject to exceptions, Warburg Pincus has agreed not to transfer pursuant to a public sale any shares of our common stock or warrants acquired in the concurrent private sale or shares of our common stock issued upon exercise of such warrants until the earlier of 18 months after the completion of this offering or the reduction of Citi’s beneficial ownership interest in our outstanding common stock to less than 10%. However, Warburg Pincus will be permitted to transfer shares of our common stock or warrants acquired in the concurrent private sale or shares of our common stock issued upon exercise of such warrants to any person that is not a direct competitor of ours so long as such transferee agrees to the same restrictions on transfer that would otherwise apply to Warburg Pincus. Please see the section entitled “Concurrent Private Sale.”

Our Corporate Organization and Ownership Structure

All outstanding shares of our common stock are beneficially owned by Citi. In this offering, Citi intends to sell 18,000,000 shares of our common stock, or approximately 24% of our pro forma shares of common stock, to the public, and in the concurrent private sale, Citi intends to sell between approximately 23% and 33% of our pro forma shares of common stock to Warburg Pincus. The following diagram depicts the corporate organization and ownership structure of our business and certain related entities described in this prospectus immediately following the completion of this offering. Approximate percentage ownership is shown based on our pro forma shares of common stock. The ownership percentages below vary depending on whether and the extent to which the underwriters exercise their over-allotment option and Warburg Pincus exercises its right to purchase additional shares of our common stock from Citi.

Conflicts of Interest

The selling stockholder, a wholly owned subsidiary of Citigroup Inc., will own all of our outstanding common stock until the completion of this offering. Immediately following completion of this offering and after giving effect to the Transactions, Citi will own between approximately 32% and 46% of our pro forma shares of common stock depending on whether and the extent to which the underwriters exercise their over-allotment option and Warburg Pincus exercises its right to purchase additional shares of our common stock from Citi. Prior to this offering we have had, and after this offering we will continue to have, numerous commercial and contractual arrangements with affiliates of the selling stockholder. In addition, Citigroup Global Markets Inc., the sole book-running manager of this offering, is a wholly owned subsidiary of Citigroup Inc. The selling stockholder will receive all of the net proceeds of this offering and the concurrent private sale. Please see the sections entitled “Risk Factors — Risks Related to Our Relationships with Citi and Warburg Pincus,” “Use of Proceeds” and “Underwriting.”

Our principal executive offices are located at 3120 Breckinridge Blvd., Duluth, Georgia 30099, and our telephone number is (770) 381-1000.

The Offering

Common stock to be sold by Citi in this offering	•18,000,000 shares (24% of our pro forma shares of common stock)

•20,700,000 shares (28% of our pro forma shares of common stock) if the underwriters exercise their over-allotment option in full

Common stock to be sold by Citi in the concurrent private sale	•17,210,993 shares (23% of our pro forma shares of common stock)

•24,903,301 shares (33% of our pro forma shares of common stock) if Warburg Pincus exercises its right to purchase additional shares of our common stock from Citi in full

Common stock to be held by Citi after this offering and the concurrent private sale

• If Warburg Pincus does not exercise its right to purchase additional shares	•34,742,824 shares (46% of our pro forma shares of common stock)

•32,042,824 shares (43% of our pro forma shares of common stock) if the underwriters exercise their over-allotment option in full

• If Warburg Pincus exercises its right to purchase additional shares in full	•27,050,517 shares (36% of our pro forma shares of common stock)

• 24,350,517 shares (32% of our pro forma shares of common stock) if the underwriters exercise their over-allotment option in full

Common stock to be outstanding after this offering	75,000,000 shares of our pro forma shares of common stock

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock being offered hereby or the concurrent private sale to Warburg Pincus.

Stock exchange symbol	We have applied to have our common stock listed on the NYSE under the symbol “PRI”.

Throughout this prospectus, unless otherwise indicated, all references to the number and percentage of shares of common stock outstanding, and percentage ownership information, are based on our “pro forma shares of common stock,” in each case following this offering and the Transactions, assuming the following:

•

in connection with this offering, equity awards for approximately 5,046,182 shares of common stock will be granted to certain of our employees, including our officers, and certain of our sales force leaders, including approximately 246,182 shares of common stock to be issued upon the intended conversion of certain restricted stock awards relating to Citigroup Inc. common stock held by our employees and our sales representatives under the Citi Stock Award Program and the Citi Capital Accumulation Program for PFS Representatives. Approximately 2,836,182 of these shares will be outstanding as of the initial public offering and the remaining approximately 2,210,000 shares (underlying the deferred stock awards to our sales representatives) will be held as treasury shares and will not be outstanding until settlement of the awards over the three year settlement period, but are included in the calculation of the 75,000,000 pro forma shares of our common stock referred to in this prospectus;

•

no exercise of warrants (to be issued to Citi as part of the reorganization and subsequently transferred to Warburg Pincus as part of the concurrent private sale) to purchase additional shares of our common stock at an exercise price equal to 120% of the initial public offering price (if all of these warrants were exercised for cash, an additional 4,302,748 shares of common stock would be outstanding); and

•	the number of pro forma shares of common stock excludes 4,615 shares to be granted to our outside director following this offering.

As indicated elsewhere in this prospectus, the number of shares owned by, and ownership percentages of, Citi and Warburg Pincus immediately following this offering, after giving effect to the Transactions, may change from those reflected in this preliminary prospectus due to several factors, including whether and the extent to which Warburg Pincus exercises its right to purchase additional shares of our common stock from Citi or purchases additional shares of our common stock in this offering and whether and the extent to which the underwriters exercise their over-allotment option to purchase additional shares of our common stock from Citi.

Throughout this prospectus, unless otherwise indicated, the number of shares and warrants to be purchased and the purchase price in the private sale assumes a per share public offering price of $13.00 (the midpoint of the expected price range) and will vary to the extent that the per share public offering price is different. Because Warburg Pincus’ purchase price is based on our pro forma adjusted book value per share as of December 31, 2009, which will be affected by the initial public offering price due to tax adjustments related to the Transactions, and because Warburg Pincus’ initial committed investment is capped at the lesser of (i) 23.9% of our pro forma shares of common stock and (ii) a number of shares of common stock with an aggregate purchase price of $230 million, the number of shares and warrants purchased by Warburg Pincus and the purchase price for those securities may vary from these amounts in the event the public offering price is different than the midpoint of the estimated offering price range.

The sensitivity of the number of securities to be purchased by Warburg Pincus in its initial committed investment and the price paid for each share of common stock, together with a warrant to purchase 0.25 of a share of common stock, is as follows:

Public offering price	Number of shares purchased	Number of shares underlying warrants purchased	Purchase price for each share and warrant to purchase 0.25 of a share
$12.00	17,640,034	4,410,009	$13.04
$13.00	17,210,993	4,302,748	$13.36
$14.00	16,802,559	4,200,640	$13.69

Unless the context otherwise requires, references to our “common stock” issuable upon exercise of the warrants to be purchased by Warburg Pincus include both our common stock and our non-voting common stock issuable upon exercise of the warrants.

In addition to the equity awards being made to certain employees and certain of our sales force leaders as described above, we expect to reserve approximately 3,750,000 shares for future issuance pursuant to our omnibus equity incentive plan to be adopted in connection with this offering.

SUMMARY HISTORICAL AND FINANCIAL DATA

The summary historical income statement data for the years ended December 31, 2009, 2008 and 2007 and the summary historical balance sheet data as of December 31, 2009 presented below have been derived from our audited combined financial statements which are included in this prospectus.

The unaudited summary pro forma statement of operations data for the year ended December 31, 2009 has been derived from our audited combined financial statements included in this prospectus and give effect to the Transactions as if they had occurred on January 1, 2009. The unaudited summary pro forma balance sheet data as of December 31, 2009 give effect to the Transactions as if they had occurred on December 31, 2009. The unaudited summary pro forma financial data are based upon available information and assumptions that we believe are reasonable. The unaudited summary pro forma financial data is not necessarily indicative of the results of future operations or the actual results that would have been achieved had the Transactions occurred on the dates indicated.

All financial data presented in this prospectus have been prepared using U.S. generally accepted accounting principles, or GAAP. The Transactions will result in financial results that are materially different from those reflected in the combined historical financial data that appear in this prospectus. For an understanding of the pro forma financial data that give pro forma effect to the Transactions, please see the section entitled “Pro Forma Combined Financial Statements.”

You should read the following summary historical and financial data in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Combined Financial Data” and “Pro Forma Combined Financial Statements” and our audited combined financial statements and related notes thereto included elsewhere in this prospectus.

	Historical			Pro Forma
	Year ended December 31,			Year ended December 31, 2009
	2009	2008(1)	2007
	(in thousands)
Income statement data

Revenues
Direct premiums	$2,112,781	$2,092,792	$2,003,595	$2,112,781
Ceded premiums	(610,754)	(629,074)	(535,833)	(1,694,790)

Net premiums	1,502,027	1,463,718	1,467,762	417,991
Net investment income	351,326	314,035	328,609	118,346
Commissions and fees	335,986	466,484	545,584	335,986
Other, net	53,032	56,187	41,856	53,032
Realized investment (losses) gains	(21,970)	(103,480)	6,527	(21,970)

Total revenues	2,220,401	2,196,944	2,390,338	903,385

Benefits and Expenses
Benefits and claims	600,273	938,370	557,422	176,287
Amortization of deferred policy acquisition costs	381,291	144,490	321,060	101,560
Insurance commissions	34,388	23,932	28,003	28,865
Insurance expenses	148,760	141,331	137,526	52,145
Sales commissions	162,756	248,020	296,521	162,756
Interest expense	—	—	—	27,493
Goodwill impairment(2)	—	194,992	—	—
Other operating expenses	132,978	152,773	136,634	132,978

Total benefits and expenses	1,460,446	1,843,908	1,477,166	682,084

Income before income taxes	759,955	353,036	913,172	221,301
Income taxes	265,366	185,354	319,538	76,837

Net income	$494,589	$167,682	$593,634	$144,464

Segment data
Revenues:
Term Life Insurance	$1,751,968	$1,682,852	$1,654,895	$459,811
Investment and Savings Products	300,140	386,508	439,945	300,140
Corporate and Other Distributed Products	168,293	127,584	295,498	143,434

Segment income (loss) before income taxes:
Term Life Insurance	$668,915	$521,649	$693,439	$171,620
Investment and Savings Products	93,404	125,163	152,386	93,404
Corporate and Other Distributed Products	(2,364)	(293,776)	67,347	(43,723)

	Historical
	December 31,
	2009	2008	2007
	(dollars in thousands)
Operating data
Number of new recruits	221,920	235,125	220,950
Number of newly insurance-licensed sales representatives	37,629	39,383	36,308
Average number of life insurance licensed sales representatives	100,569	99,361	97,103
Number of term life insurance policies issued	233,837	241,173	244,733
Average number of mutual fund licensed sales representatives	24,094	25,269	25,460
Client asset values (end of period)	$30,984,995	$24,406,787	$37,300,483

	As of December 31, 2009
	Actual	Pro Forma
	(in thousands)
Balance sheet data
Investments	$6,471,448	$2,257,573
Cash and cash equivalents	625,260	82,083
Deferred policy acquisition costs, net	2,789,905	667,372
Total assets	13,227,781	9,123,281
Future policy benefits	4,197,454	4,197,454
Note payable	—	300,000
Total liabilities	8,284,008	7,776,211
Stockholders’ equity(3)	4,943,773	1,347,070

(1)	Includes a $191.7 million pre-tax charge due to a change in our deferred policy acquisition costs and reserve estimation approach implemented as of December 31, 2008. For additional information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Change in DAC and reserve estimation approach.”
(2)	Goodwill impairment charge resulting from impairment testing as of December 31, 2008. For additional information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill.”
(3)	Our pro forma stockholders’ equity includes $87.8 million of accumulated other comprehensive income, net of income taxes, of which $40.9 million relates to foreign currency translation adjustments, net of tax in accordance with Accounting Standards Codification 830-30. Pro forma stockholders’ equity does not give effect to elections under Section 338(h)(10) of the Internal Revenue Code with respect to certain of the Transactions that will result in changes to our deferred tax balances based on the public offering price. For example, at the prices set forth below, our pro forma stockholders’ equity and pro forma stockholders’ equity per pro forma share, including the impact of such election, would have been as follows:

Public offering price	Pro forma stockholders’ equity (including impact of 338(h)(10) election) (in thousands)	Pro forma stockholders’ equity per pro forma share (including impact of 338(h)(10) election)

$12.00	$1,108,957	$14.79
$13.00	$1,134,617	$15.13
$14.00	$1,160,262	$15.47

Our pro forma stockholders’ equity per pro forma share of common stock was $17.96 as of December 31, 2009, excluding the impact of our election under Section 338(h)(10).

RISK FACTORS

Investing in our common stock involves substantial risks. You should consider carefully the following risks and other information in this prospectus, including our combined and pro forma financial statements and related notes, before you decide to purchase our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Distribution Structure

Our failure to continue to attract large numbers of new recruits and retain sales representatives or to maintain the licensing success of our sales representatives would materially adversely affect our business.

New sales representatives provide us with access to new referrals, enable us to increase sales, expand our client base and provide the next generation of successful sales representatives. As is typical with insurance and distribution businesses, we experience a high rate of turnover among our part-time sales representatives, which requires us to attract, retain and motivate a large number of sales representatives. Recruiting is performed by our current sales representatives, and the effectiveness of our recruiting is generally dependent upon our reputation as a provider of a rewarding and potentially lucrative income opportunity, as well as the general competitive and economic environment. The motivation of recruits to complete their training and licensing requirements and to commit to selling our products is largely dependent upon the effectiveness of our compensation and promotional programs and the competitiveness of such programs compared with other companies, including other part-time business opportunities.

If our new business opportunities and products do not generate sufficient interest to attract new recruits, motivate them to become licensed sales representatives and incentivize them to sell our products and recruit other new sales representatives, our business would be materially adversely affected.

Furthermore, if we or any other direct sales businesses with a similar distribution structure engage in practices resulting in increased negative public attention for our business, the resulting reputational challenges could adversely affect our ability to attract new recruits. Direct sales companies such as ours can be the subject of negative commentary on website postings and other non-traditional media. This negative commentary can spread inaccurate or incomplete information about the direct sales industry in general or our company in particular, which can make our recruiting more difficult.

Certain of our key RVPs have large sales organizations that include thousands of downline sales representatives. These key RVPs are responsible for attracting, motivating, supporting and assisting the sales representatives in their sales organizations. The loss of one or more key RVPs, together with a substantial number of their sales representatives, for any reason, including movement to a competitor, or any other event that causes the departure of a large number of sales representatives, could materially adversely affect our financial results and could impair our ability to attract new sales representatives.

There are a number of laws and regulations that could apply to our distribution model, which subject us to the risk that we may have to modify our distribution structure.

In the past, certain direct sales distribution models have been subject to challenge under various laws, including laws relating to business opportunities, franchising, pyramid schemes and unfair or deceptive trade practices. If these laws were to apply to us, we may be required to make changes to our distribution model, which could materially adversely affect our business, financial condition and results of operations.

In general, state business opportunity and franchise laws in the United States prohibit sales of business opportunities or franchises unless the seller provides potential purchasers with a pre-sale disclosure document that has first been filed with a designated state agency and grants purchasers certain legal recourse against sellers of business opportunities and franchises. In Canada, the provinces of Alberta, Ontario, New Brunswick and

Prince Edward Island have enacted legislation dealing with franchising, which typically requires mandatory disclosure to prospective franchisees. The Federal Trade Commission, or FTC, defines the term “business opportunity” to mean any continuing commercial relationship in which the business opportunity purchaser offers, sells or distributes goods, commodities or services that are supplied either by the seller or its affiliate; the seller or its affiliate secures for the purchaser retail outlets, accounts or displays for such goods, commodities or services; and the purchaser is required as a condition to obtaining the business opportunity to make a payment to or a commitment to pay the seller or its affiliate. The FTC defines the term “franchise” to mean any continuing commercial relationship in which the franchisee obtains the right to operate a business, or to offer, sell or distribute goods, services or commodities, identified or associated with the franchisor’s trademark; the franchisor exerts or can exert a significant degree of control over, or provide significant assistance to, the franchisee’s method of operation; and the purchaser is required as a condition to obtaining the franchise to make a payment or a commitment to pay the seller or its affiliate.

We have not been, and are not currently, subject to business opportunity laws because the amounts paid by our new representatives to us (i) are less than the minimum thresholds set by many state statutes and (ii) are not fees paid for the right to participate in a business, but rather are for bona fide expenses such as state-required insurance examinations and pre-licensing training. We have not been, and are not currently, subject to franchise laws for similar reasons. For example, the FTC’s Franchise Rule does not apply to arrangements in which the amounts paid to the seller of the franchise are less than $500 during the first six months of the parties’ relationship, and the amounts paid by our new representatives are less than this amount. State franchise laws either (i) contain similar minimum thresholds that are greater than the amounts paid to us by our new representatives or (ii) only apply to situations in which a person pays a fee for the right to participate in a business. However, there is a risk that a governmental agency or court could disagree with our assessment or that these laws and regulations could change. In addition, the FTC is in the process of promulgating a new “Business Opportunity Rule,” which would not apply to companies like ours as currently drafted, but could be broadened in its final form to encompass our business. Becoming subject to business opportunity or franchise laws or regulations could require us to provide certain disclosures and regulate the manner in which we recruit our sales representatives that may increase the expense of, or adversely impact our success in, recruiting new sales representatives and make it more difficult for us to successfully attract and recruit new sales representatives or require us to change our business model, which could materially adversely affect our business, financial condition and results of operations.

There are various laws and regulations that prohibit fraudulent or deceptive schemes known as “pyramid schemes.” In general, a pyramid scheme is defined as an arrangement in which new participants are required to pay a fee to participate in the organization and then receive compensation primarily for recruiting other persons to participate, either directly or through sales of goods or services that are merely disguised payments for recruiting others. Such schemes are illegal because, without legitimate sales of goods or services to support the organization’s continued existence, new participants are exposed to the loss of the fee paid to participate in the scheme. The application of these laws and regulations to a given set of business practices is inherently fact-based and, therefore, is subject to interpretation by applicable enforcement authorities. Our representatives are paid by commissions based on sales of our products and services to bona fide purchasers, and for this and other reasons we do not believe that we are subject to laws regulating pyramid schemes. Moreover, our representatives are not required to purchase any of the products marketed by us. However, even though we believe that our distribution practices are currently in compliance with, or exempt from, these laws and regulations, there is a risk that a governmental agency or court could disagree with our assessment or that these laws and regulations could change, which may require us to alter our distribution model or cease our operations in certain jurisdictions or result in other costs or fines, any of which could materially adversely affect our business, financial condition and results of operations.

There are also federal, state and provincial laws of general application, such as the Federal Trade Commission Act, or the FTC Act, and state or provincial unfair and deceptive trade practices laws that could potentially be invoked to challenge aspects of our recruiting of sales representatives and compensation practices.

In particular, our recruiting efforts include promotional materials for recruits that describe the potential opportunity available to them if they join our sales force. These materials, as well as our other recruiting efforts and those of our sales representatives, are subject to scrutiny by the FTC and state and provincial enforcement authorities with respect to misleading statements, including misleading earnings claims made to convince potential new recruits to join our sales force. If claims made by us or by our sales representatives are deemed to be misleading, it could result in violations of the FTC Act or comparable state and provincial statutes prohibiting unfair or deceptive trade practices or result in reputational harm, any of which could materially adversely affect our business, financial condition and results of operations.

There may be adverse tax and employment law consequences if the independent contractor status of our sales representatives is successfully challenged.

Our sales representatives are independent contractors who operate their own businesses. In the past, we have been successful in defending our company in various contexts before courts and administrative agencies against claims that our sales representatives should be treated like employees. Of note, the Internal Revenue Service, or IRS, issued a National Office Technical Advice Memorandum in 1997 confirming the independent contractor status of our U.S. sales representatives for U.S. federal income tax purposes. Although we believe that we have properly classified our representatives as independent contractors, there is nevertheless a risk that the IRS or another authority will take a different view. Furthermore, the tests governing the determination of whether an individual is considered to be an independent contractor or an employee are typically fact sensitive and vary from jurisdiction to jurisdiction. Laws and regulations that govern the status of independent sales representatives are subject to change or interpretation by various authorities. The 2010 budget proposal for the federal government includes provisions increasing penalties for the misclassification of workers as independent contractors and permitting independent contractors to elect to have their federal income taxes withheld by service recipients. The 2010 budget proposal also authorizes the U.S. Treasury and the IRS to issue guidance on the proper classification of workers; according to the proposal, since 1978 the IRS has not been permitted to issue such guidance. If a federal, state or provincial authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs in complying with such laws and regulations, including, in respect of tax withholding, social security payments and recordkeeping, or we may be required to modify our business model, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, there is the risk that we may be subject to significant monetary liabilities arising from fines or judgments as a result of any such actual or alleged non-compliance with federal, state, or provincial tax or employment laws. Further, if it were determined that our sales representatives should be treated as employees, we could possibly incur additional liabilities with respect to any applicable employee benefit plan.

Our sales representatives’ non-compliance with any applicable laws could subject us to material liabilities.

Extensive federal, state, provincial and local laws regulate our products and our relationships with our clients, imposing certain requirements that our sales representatives must follow. The laws and regulations applicable to our business include those promulgated by the Financial Industry Regulatory Authority, Inc., or FINRA, the Securities and Exchange Commission, or SEC, Municipal Securities Rule-Making Board, or MSRB, the FTC and state insurance, lending and securities regulatory agencies in the United States. In Canada, the following Canadian regulatory authorities have responsibility for us: Office of the Superintendent of Financial Institutions, or OSFI, Financial Transactions and Reports Analysis Centre of Canada, or FINTRAC, Financial Consumer Agency of Canada, or FCAC, Mutual Fund Dealers Association of Canada, or MFDA, and provincial and territorial insurance regulators and provincial and territorial securities regulators. In addition to imposing requirements that representatives must follow in their dealings with clients, these laws and rules generally require us to maintain a system of supervision to attempt to ensure that our sales representatives comply with these requirements. We have developed policies and procedures to comply with these laws. However, despite these compliance and supervisory efforts, the breadth of our operations and the broad regulatory requirements could result in oversight failures and instances of non-compliance or misconduct on the part of our sales representatives.

Examples of such non-compliance or misconduct could include selling products that are not provided or otherwise authorized by us, which is referred to as “selling away,” selling fictitious products, misappropriating client funds or engaging in other fraudulent or otherwise improper activity, recommending products that are not suitable, engaging in activities for which a sales representative is unlicensed or otherwise not authorized to sell, or failing to comply with applicable laws regarding contact with persons on “do not call” or “do not fax” lists, or requirements under anti-spam laws.

Non-compliance or misconduct by our sales representatives could result in violations of law and could subject us to regulatory sanctions, significant monetary liabilities, restrictions on or the loss of the operation of our business, claims against us or reputational harm, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, from time to time, we are subject to private litigation as a result of alleged misconduct by our sales representatives. For example, with respect to life insurance, we have been subject to claims that actions by our sales representatives, such as the failure to disclose underwriting-related information regarding the insured on the application or an alleged misrepresentation about the features or terms of the insurance policy being applied for, have resulted in the denial of a life insurance policy claim. Similarly, with respect to the sale of investment and savings products, we have in some circumstances been subject to claims made in arbitration under FINRA rules for alleged errors or omissions by representatives in connection with securities accounts. Such litigation may be costly to defend and settle. Although incidents of misconduct in the past have not caused material harm to our business, financial condition and results of operations, there is no assurance that future incidents will not result in significant claims or result in litigation that could have a material adverse effect on our business, financial condition and results of operations.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.

Pursuant to federal laws, various federal regulatory and law enforcement agencies have established rules protecting the privacy and security of personal information. In addition, most states and some provinces have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information. Many of our sales representatives have access to and routinely process personal information of clients through a variety of media, including the Internet and software applications. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our company and our sales representatives. We have a significant number of sales representatives in North America, and it is possible that a sales representative could, intentionally or unintentionally, disclose or misappropriate confidential client information. If we fail to maintain adequate internal controls, including any failure to implement newly-required additional controls, or if our sales representatives fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Insurance Business and Reinsurance

We may face significant losses if our actual experience differs from our expectations regarding mortality or persistency.

We set prices for life insurance policies based upon expected claim payment patterns derived from assumptions we make about the mortality rates, or likelihood of death, of our policyholders in any given year. The long-term profitability of these products depends upon how our actual mortality rates compare to our pricing assumptions. For example, if mortality rates are higher than those assumed in our pricing assumptions, we could be required to make more death benefit payments under our life insurance policies or to make such payments sooner than we had projected, which may decrease the profitability of our term life insurance products and result in an increase in the cost of our subsequent reinsurance transactions.

The prices and expected future profitability of our life insurance products are also based, in part, upon assumptions related to persistency, which is the probability that a policy will remain in-force from one period to the next. Actual persistency that is lower than our persistency assumptions could have an adverse effect on profitability, especially in the early years of a policy, primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy. Actual persistency that is higher than our persistency assumptions could have an adverse effect on profitability in the later years of a block of policies because the anticipated claims experience is higher in these later years. If actual persistency is significantly different from that assumed in our pricing assumptions, our reserves for future policy benefits may prove to be inadequate. We are precluded from adjusting premiums on our in-force business during the initial term of the policies, and our ability to adjust premiums on in-force business after the initial policy term is limited by our insurance policy forms to the maximum premium rates in the policy.

Our assumptions and estimates regarding persistency and mortality require us to make numerous judgments and, therefore, are inherently uncertain. We cannot determine with precision the actual persistency or ultimate amounts that we will pay for actual claim payments on a block of policies, the timing of those payments, or whether the assets supporting these contingent future payment obligations will increase to the levels we estimate before payment of claims. If we conclude that our reserves, together with future premiums, are insufficient to cover actual or expected claims payments and the scheduled amortization of our deferred policy acquisition cost, or DAC, assets, we would be required to first accelerate our amortization of the DAC assets and then increase our reserves and incur income statement charges for the period in which we make the determination, which could materially adversely affect our business, financial condition and results of operations.

The occurrence of a catastrophic event could materially adversely affect our business, financial condition and results of operations.

Our insurance operations are exposed to the risk of catastrophic events, which could cause a large number of premature deaths of our insureds. Catastrophic events include wars and other military actions, terrorist attacks, natural or man-made disasters and pandemics or other widespread health crises. Catastrophic events are not contemplated in our actuarial mortality models. A catastrophic event could also cause significant volatility in global financial markets and disrupt the economy. Although we have ceded a significant majority of our mortality risk to reinsurers since the mid-1990s, a catastrophic event could cause a material adverse effect on our business, financial condition and results of operations. Claims resulting from a catastrophic event could cause substantial volatility in our financial results for any quarter or year and could also materially harm the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries. Our ability to write new business could also be adversely affected.

In addition, most of the jurisdictions in which our insurance subsidiaries are admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which raise funds to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed issuers. It is possible that a catastrophic event could require extraordinary assessments on our insurance companies, which may have a material adverse effect on our business, financial condition and results of operations.

Our insurance business is highly regulated, and statutory and regulatory changes may materially adversely affect our business, financial condition and results of operations.

Life insurance statutes and regulations are generally designed to protect the interests of the public and policyholders. Those interests may conflict with your interests as a stockholder. Currently, in the United States, the power to regulate insurance resides almost exclusively with the states. Much of this state regulation follows model statutes or regulations developed or amended by the National Association of Insurance Commissioners, or NAIC, which is comprised of the insurance commissioners of each U.S. jurisdiction. The NAIC re-examines and amends existing model laws and regulations (including holding company regulations) in addition to determining whether new ones are needed.

The laws of the various U.S. jurisdictions grant insurance departments broad powers to regulate almost all aspects of our insurance business.

Some recent NAIC and state statutory and regulatory activity has been undertaken in response to increased federal attention focused on inefficiencies in the current U.S. state-based regulatory system. The U.S. Congress continues to examine the current condition of U.S. state-based insurance regulation to determine whether to impose federal regulation and to allow optional federal insurance company incorporation. In addition to an optional federal charter, Congress has considered legislation pre-empting state law in certain respects in connection with the regulation of reinsurance and other matters. We cannot predict with certainty whether, or in what form, reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect our business or whether any effects will be material. Changes in federal statutes, including the Gramm-Leach-Bliley Act and the McCarran-Ferguson Act, financial services regulation and federal taxation, in addition to changes to state statutes and regulations, may be more restrictive than current requirements or may result in higher costs, and could materially adversely affect the insurance industry and our business, financial condition and results of operations.

Provincial and federal insurance laws regulate many aspects of our Canadian insurance business. Please see the section entitled “Business — Insurance Regulation.” Changes to provincial or federal statutes and regulations may be more restrictive than current requirements or may result in higher costs, which could materially adversely affect the insurance industry and our business, financial condition and results of operations. We have also entered into an undertaking agreement with OSFI in connection with this offering and the Transactions pursuant to which we have agreed to provide OSFI certain information, including advance notice, where practicable, of certain corporate actions. Please see the section entitled “Business — Insurance Regulation — Additional Oversight in Canada.” If we fail to comply with our undertaking to OSFI or if OSFI determines that our corporate actions do not comply with applicable Canadian law, Primerica Life Canada could face sanctions or fines, and Primerica Life Canada could be subject to increased capital requirements or other requirements deemed appropriate by OSFI.

We have applied for approval of the Minister of Finance (Canada) under the Insurance Companies Act (Canada) in connection with our indirect acquisition of Primerica Life Canada. The Minister expects that a person controlling a federal insurance company will provide ongoing financial, managerial or operational support to its subsidiary should such support prove necessary, and has required us to sign a support principle letter to that effect. This ongoing support may take the form of additional capital, the provision of managerial expertise or the provision of support in such areas as risk management, internal control systems and training. However, the letter does not create a legal obligation on the part of the person to provide the support. Please see the section entitled “Business — Insurance Regulation — Additional Oversight in Canada.” In the event that OSFI determines Primerica Life Canada is not receiving adequate support from us under applicable Canadian law, Primerica Life Canada may be subject to increased capital requirements or other requirements deemed appropriate by OSFI.

If there were to be extraordinary changes to statutory or regulatory requirements, we may be unable to fully comply with or maintain all required insurance licenses and approvals. Regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals. If we do not have all requisite licenses and approvals, or do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our insurance activities or monetarily penalize us, which could materially adversely affect our business, financial condition and results of operations. We cannot predict with certainty the effect any proposed or future legislation or regulatory initiatives may have on the conduct of our business. Please see the section entitled “Business — Insurance Regulation.”

A decline in the risk-based capital, or RBC, of our insurance subsidiaries could result in increased scrutiny by insurance regulators and ratings agencies and have a material adverse effect on our business, financial condition and results of operations.

Each of our insurance subsidiaries is subject to RBC standards and other minimum statutory capital and surplus requirements (in Canada, minimum continuing capital and surplus requirements, or MCCSR) imposed under the laws of its respective jurisdiction of domicile. The RBC formula for U.S. life insurance companies generally establishes capital requirements relating to insurance, business, asset and interest rate risks. Our U.S. insurance subsidiaries are required to report their results of RBC calculations annually to the applicable state department of insurance and the NAIC. Our Canadian insurance subsidiary is required to provide its MCCSR calculations to the Canadian regulators. Following this offering, the capitalization of our life insurance subsidiaries will be established and maintained at levels in excess of the effective minimum requirements of the NAIC in the United States and OSFI in Canada. These minimum standards are 100% of the Company Action Level (as defined on page 184) of RBC for our U.S. insurance subsidiaries and 150% of the MCCSR for our Canadian insurance subsidiary. To comply with RBC levels prescribed by the regulators of our insurance subsidiaries, our initial capitalization levels are based on our estimates and assumptions regarding our business. In any particular year, statutory capital and surplus amounts and RBC and MCCSR ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by our insurance subsidiaries (which is sensitive to equity and credit market conditions), the amount of additional capital our insurance subsidiaries must hold to support business growth, changes in their reserve requirements, the value of certain fixed income and equity securities in their investment portfolios, the credit ratings of investments held in their portfolios, the value of certain derivative instruments, changes in interest rates, credit market volatility, changes in consumer behavior, as well as changes to the NAIC’s RBC formula or the MCCSR calculation of OSFI. Many of these factors are outside of our control.

Our financial strength and credit ratings are significantly influenced by the statutory surplus amounts and RBC and MCCSR ratios of our insurance company subsidiaries. Ratings agencies may change their internal models, effectively increasing or decreasing the amount of statutory capital we must hold in order to maintain our current ratings. In addition, ratings agencies may downgrade the invested assets held in our portfolio, which could result in a reduction of our capital and surplus by means of other-than-temporary impairments. Changes in statutory accounting principles could also adversely impact our ability to meet minimum RBC, MCCSR and statutory capital and surplus requirements. Furthermore, during the initial years of operation after the Citi reinsurance transactions, our statutory capital and surplus may prove to be insufficient and we may incur ongoing statutory losses as a result of the high amounts of upfront commissions that are paid to our sales force in connection with the issuance of term life insurance policies. The statutory capital and surplus strain associated with payment of these commissions will be of greater impact during the initial years of our operations as a public company, as the in-force book of business, net of the Citi reinsurance transactions, grows. There is no assurance that our insurance subsidiaries will not need additional capital or that we will be able to provide it to maintain the targeted RBC and MCCSR levels to support their business operations.

The failure of any of our insurance subsidiaries to meet its applicable RBC and MCCSR requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, financial condition and results of operations. A decline in RBC or MCCSR also limits our ability to take dividends or distributions out of the insurance subsidiary and could be a factor in causing ratings agencies to downgrade the financial strength ratings of all our insurance subsidiaries. Such downgrades would have an adverse effect on our ability to write new insurance business and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

A ratings downgrade by a ratings organization could materially adversely affect our business, financial condition and results of operations.

We have three insurance subsidiaries. Primerica Life Insurance Company, or Primerica Life, our Massachusetts life insurance company, National Benefit Life Insurance Company, or NBLIC, our New York life insurance company, and Primerica Life Insurance Company of Canada, or Primerica Life Canada, our Canadian life insurance company, have each been assigned a financial strength rating of “A+” (superior; second highest of 16 ratings) by A.M. Best Co. with a negative outlook, predicated upon the completion of this offering and the Transactions. Primerica Life currently also has an insurer financial strength rating of “AA” (very strong; third highest of 22 ratings) from Standard & Poor’s. Primerica Life Canada and NBLIC are not rated by Standard & Poor’s. Standard & Poor’s has placed Primerica Life’s ratings on credit watch. The ratings of A.M. Best and Standard & Poor’s are subject to downgrade.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies. Such ratings are important to maintaining public confidence in us and our ability to market our insurance products. Ratings organizations review the financial performance and financial conditions of insurance companies, including our three insurance subsidiaries, and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders. A downgrade in the financial strength ratings of our insurance subsidiaries, or the announced potential for a downgrade, could have a material adverse effect on our business, financial condition and results of operations, including by:

•	reducing sales of insurance products;

•	adversely affecting our relationships with our sales representatives;

•	materially increasing the amount of policy cancellations by our policyholders;

•	requiring us to reduce prices in order to remain competitive; and

•	adversely affecting our ability to obtain reinsurance at reasonable prices or at all.

The financial strength ratings of our insurance subsidiaries are subject to periodic review using, among other things, the ratings agencies’ proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Insurance financial strength ratings are directed toward the concerns of policyholders and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Our financial strength ratings will affect our competitive position relative to other insurance companies. If the financial strength ratings of our insurance subsidiaries fall below certain levels, some of our policyholders may move their business to our competitors.

In addition, the standards used by ratings agencies in determining financial strength are different from capital requirements set by insurance regulators. We may need to take actions in response to changing standards set by any of the ratings agencies, as well as statutory capital requirements, which could have a material adverse effect on our business, financial condition and results of operations.

Credit deterioration in, and the effects of interest rate fluctuations on, our invested asset portfolio could materially adversely affect our business, financial condition and results of operations.

Following the consummation of this offering and the Transactions, we expect that a large percentage of our invested asset portfolio will be invested in fixed income securities; as a result, credit deterioration and interest rate fluctuations could materially affect the value and earnings of our invested asset portfolio. Fixed income securities decline in value if there is no active trading market for the securities or the market’s impression of, or the ratings agencies’ views on, the credit quality of an issuer worsens. During periods of declining market interest rates, any interest income we receive on variable interest rate investments would decrease. In addition, during such periods, we would be forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed income securities could also decide to prepay their obligations in order to borrow at lower market rates, which would increase the percentage of our portfolio that we would have to reinvest in lower-yielding investments of comparable credit quality or in lower quality investments offering similar yields. If interest rates generally increase, the market value of our fixed rate income portfolio decreases.

During the recent economic downturn, there have been significant fluctuations in credit quality and interest rates, which are reflected in the value of our invested asset portfolio. For example, as of January 1, 2008, our gross unrealized loss position was $87.2 million and our gross unrealized gain position was $139.0 million, for a net unrealized gain position of $51.8 million reflected in Accumulated Other Comprehensive Income (AOCI). As of December 31, 2008, our gross unrealized loss position had worsened to $620.2 million and our gross unrealized gain position had worsened to $94.6 million for a net unrealized loss position of $525.6 million. During 2009, this net unrealized loss position had reversed. As of December 31, 2009, our gross unrealized loss position had improved to $115.5 million and our gross unrealized gain position had improved to $359.0 million for a net unrealized gain position of $243.5 million.

If the market value of our invested asset portfolio decreases, we may realize losses if we deem the value of our invested asset portfolio to be other-than-temporarily-impaired. For the years ended December 31, 2009 and 2008, we recognized in earnings other-than-temporary impairments on securities in our invested asset portfolio of $61.4 million and $114.0 million, respectively.

Our invested asset portfolio is also exposed to risks associated with the broader equity markets to the extent we hold equity security investments. As of December 31, 2009, the value of our equity security positions was $49.3 million, or less than 1% of our invested asset portfolio.

Valuation of our investments and the determination of whether a decline in the fair value of our invested assets is other-than-temporary are based on methodologies and estimates that may prove to be incorrect.

GAAP requires that when the fair value of our invested assets declines and such decline is deemed to be other-than-temporary, we recognize a loss in either accumulated other comprehensive income or on our combined statement of income based on certain criteria in the period that such determination is made. Determining the fair value of certain invested assets, particularly those that do not trade on a regular basis, requires an assessment of available data and the use of assumptions and estimates. Once it is determined that the fair value of an asset is below its carrying value, we must determine whether the decline in fair value is other-than-temporary, which is based on subjective factors and involves a variety of assumptions and estimates. For information on our valuation methodology, please see Note 2 to our audited combined financial statements included elsewhere in this prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investments.” There are certain risks and uncertainties associated with determining whether declines in market value are other-than-temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions and legislative actions. In the case of mortgage-and other asset-backed securities, there is added uncertainty as to the performance of the underlying collateral assets. To the extent that we are incorrect in our determination of fair value of our investment securities or our determination that a decline in their value is other-than-temporary, we may realize losses that never actually materialize or may fail to recognize losses within the appropriate reporting period.

The failure by any of our reinsurers to perform its obligations to us could have a material adverse effect on our business, financial condition and results of operations.

We extensively use reinsurance in the United States to diversify our risk and to manage our loss exposure to mortality risk. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. We, as the insurer, are required to pay the full amount of death benefits even in circumstances where we are entitled to receive payments from the reinsurer. Due to factors such as insolvency, adverse underwriting results or inadequate investment returns, our reinsurers may not be able to pay the reinsurance recoverables they owe to us on a timely basis or at all. Reinsurers might refuse or fail to pay losses that we cede to them or might delay payment. Since death benefit claims may be paid long after a policy is issued, we bear credit risk with respect to our reinsurers. The creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled.

As of December 31, 2009, the aggregate amount due from reinsurers was $867.2 million, of which $681.8 million was related to reinsured future policy benefit reserves and the remaining $185.4 million was related to reinsured policy claims. During the past two years, we have not had any reinsurers who were unable to meet their claim obligations under their respective reinsurance treaties. One reinsurer, Scottish Re (U.S.) Inc., experienced a significant decline in its A.M. Best financial strength rating from ‘B+’ as of January 1, 2008 to ‘E’ as of December 17, 2009 and is currently under government supervision, but has continued to meet its claim obligations. The group financial strength rating of Scottish Re was confirmed as ‘D’ by A.M. Best as of June 12, 2009 and the rating was then withdrawn at the request of Scottish Re. As of December 31, 2009, we had a reinsurance receivable due from Scottish Re of approximately $51.2 million.

No assurance is given that our reinsurers will pay the reinsurance recoverables owed to us now or in the future or that they will pay these recoverables on a timely basis. Any such failure to pay by our reinsurers could have a material adverse effect on our business, financial condition and results of operations.

The failure by Citi to perform its obligations to us under our coinsurance agreements could have a material adverse effect on our business, financial condition and results of operations.

Prior to the completion of this offering, we will enter into a total of four coinsurance agreements with three affiliates of Citi pursuant to which we will cede between 80% and 90% of the risks and rewards of our term life insurance policies that were in-force at year-end 2009. We will transfer to the Citi reinsurers the account balances in respect of the coinsured policies and approximately $4.0 billion of assets to support the statutory liabilities assumed by the Citi reinsurers. Under this arrangement, our current third-party reinsurance agreements will remain in place. The largest of these transactions will involve two coinsurance agreements between Primerica Life and Prime Reinsurance Company, Inc., or Prime Reinsurance Company. Prime Reinsurance Company was formed solely for the purpose of entering into these reinsurance transactions, has no operating history and does not possess a financial strength rating from any rating agency. The other transactions will be between (1) Primerica Life Canada and Financial Reassurance Company 2010 Ltd., a Bermuda reinsurer formed to operate solely for the purpose of reinsuring Citi-related risks and is a wholly owned subsidiary of Citi, and (2) NBLIC and American Health and Life Insurance Company, or AHL, a wholly owned insurance subsidiary of Citi that has a financial strength rating of “A” by A.M. Best. Each of the three reinsurers will enter into trust agreements with our respective insurance subsidiaries and a trustee pursuant to which the reinsurer will place assets (primarily treasury and fixed income securities) in trust for such subsidiary’s benefit to secure the reinsurer’s obligations to such subsidiary. Each such coinsurance agreement will require each reinsurer to maintain assets in trust sufficient to give the subsidiary full credit for regulatory purposes for the insurance, which amount will not be less than the amount of the reserves for the reinsured liabilities. In addition, in the case of the reinsurance transactions between Prime Reinsurance Company and Primerica Life, Citi will agree in a capital maintenance agreement to maintain Prime Reinsurance Company’s RBC above a specified minimum level, subject to a maximum amount of $512 million being contributed by Citi. After the first five years of the capital maintenance agreement, the maximum amount payable will be an aggregate amount equal to the lesser of $512 million or 15% of statutory reserves. In the case of the reinsurance transaction between NBLIC and AHL, Citi will over-collateralize the assets in the trust for NBLIC by 15% for the life of the coinsurance agreement between NBLIC and AHL. Furthermore, our insurance subsidiaries will have the right to recapture the business upon the occurrence of an event of default under their respective coinsurance agreement with the Citi affiliates subject to any applicable cure periods. An event of default includes (1) a reinsurer insolvency, (2) failure through the fault of the reinsurer to provide full statutory financial statement credit for the reinsurance ceded, (3) a material breach of any covenant, representation or warranty by the reinsurer, (4) failure by the reinsurer to fund the trust account required to be established under the coinsurance agreements in any material respects, or (5) in connection with the coinsurance agreements with Prime Reinsurance Company, failure by Citi to maintain sufficient capital in the reinsurer, pursuant to the capital maintenance agreement between Citi and the reinsurer within 45 calendar days of any demand for payment by or on behalf of Primerica Life, and any 45-day extension thereof as consented to by Primerica Life, which consent may not be unreasonably conditioned, delayed or withheld, for a total of not more than 90 days to obtain such consent; provided that Primerica Life will not be required to consent to extend such period beyond an additional 45 days. While any such recapture will be at no cost to us, such recapture will result in a substantial increase in our insurance exposure and require us to be fully responsible for the management of the assets set aside to support statutory reserves. The type of assets we might obtain as a result of a recapture may not be as highly liquid as our current invested asset portfolio and could result in an unfavorable impact on our risk profile. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Citi Reinsurance Transactions” for a further description of these coinsurance agreements and the related trust agreements.

No assurance is given that the relevant Citi reinsurer will pay the reinsurance obligations owed to us now or in the future or that it will pay these obligations on a timely basis. Notwithstanding the capital maintenance agreement between Prime Reinsurance Company and Citi and the initial over-collateralization of assets in trust for the benefit of our insurance companies, if any of our reinsurers affiliated with Citi becomes insolvent, the amount in the trust account to support the obligations of such reinsurer is insufficient to pay such reinsurer’s obligations to us and we fail to enforce our right to recapture the business, it could have a material adverse effect on our business, financial condition and results of operations.

YRT reinsurance may not be available or affordable in the future to limit our mortality risk exposure.

As described above, we have historically used yearly-renewable term reinsurance, known as YRT, to manage our loss exposure to mortality risks. It is our current intention to continue our practice of purchasing mortality reinsurance in the future consistent with our past practice. While YRT reinsurance agreements generally bind the reinsurers for the life of the business reinsured at generally fixed pricing, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. We may not be able to maintain our current YRT reinsurance agreements in adequate amounts and at favorable rates. Any decrease in the amount of YRT reinsurance will increase our exposure to mortality risks.

A proposed change in accounting for DAC of insurance entities could significantly impact our accounting for certain of our direct and indirect costs.

In November 2009, the Emerging Issues Task Force (“EITF”) reached a consensus that the definition of DAC should include costs directly related to the successful acquisition of new and renewed insurance contracts. If this proposed guidance is ratified by the Financial Accounting Standards Board, such guidance would be effective for interim and annual periods ending on or after December 15, 2010. The proposed guidance, if enacted, could have a material impact on our accounting for costs related to policy applications that do not result in issued policies. In particular, our net income in any future period may be lower than it would have been under the prior accounting treatment as certain costs related to unsuccessful acquisitions of insurance contracts will have to be expensed up front rather than capitalized as DAC and amortized over time.

Risks Related to Our Investments and Savings Products Business

Our investment and savings products segment is heavily dependent on mutual fund and variable annuity products offered by a relatively small number of companies and if these products fail to remain competitive with other investment options or we lose our relationship with one or more of these fund companies or with the source of our variable annuity products, our business, financial condition and results of operations may be materially adversely affected.

We earn a significant portion of our earnings through our relationships with a small group of mutual fund companies, including Legg Mason and Van Kampen, and with MetLife, which provides our variable annuity products. A decision by one or more of these companies to alter or discontinue their current arrangements with us could materially adversely affect our business, financial condition and results of operations. In addition, if any of our investment and savings products fail to achieve satisfactory investment performance, our clients will seek higher yielding alternative investment products. If any of our investment and savings products fail to achieve satisfactory investment performance for an extended period of time, we may experience higher redemption rates. In such circumstances, we may also experience re-allocations of existing client assets and increased allocations of new assets to investment and savings products with higher investment returns, which ultimately results in changes in our mix of business. Since different investment and savings products have different revenue and expense characteristics, such changes may have significant negative consequences for us.

In recent years there has been an increase in the popularity of alternative investment classes, which we do not currently offer, such as index funds, S&P depository receipts, or SPDRs, and exchange traded funds, or ETFs. These investment options typically have low fee structures and provide some of the attributes of mutual funds, such as risk diversification. If these products continue to gain traction among our client base as viable alternatives to mutual fund investments, our investment and savings products revenues may decline.

In addition to sales commissions and asset-based compensation, a significant portion of our earnings from investment and savings products comes from recordkeeping services that we provide to Invesco Aim, Legg Mason, Pioneer Investments and Van Kampen and from fees earned for custodial services we provide to clients with retirement plan accounts in the funds of these mutual fund companies. We also receive revenue sharing payments from each of these mutual fund companies. A decision by one or more of these fund companies to alter or discontinue their current arrangements with us would materially adversely affect our business, financial condition and results of operations.

We are subject to extensive federal, state and provincial securities legislation and regulation, changes in which may require us to alter our business practices and could materially adversely affect our business, financial condition and results of operations.

U.S. federal and state securities laws apply to our sales of mutual funds and to our variable annuity products (which are considered to be both insurance products and securities). We are also subject to securities regulations applicable to our Concert mutual fund product and mutual funds of third parties that we sell in Canada. Our subsidiary broker-dealer, PFS Investments, is subject to federal and state regulation of its securities business, including sales practices, trade suitability, supervision of registered representatives, recordkeeping, the conduct and qualification of officers and employees, the rules and regulations of the MSRB and state blue sky regulation. Violations of laws or regulations applicable to the activities of PFS Investments could subject it to disciplinary actions and could result in the imposition of cease and desist orders, fines or censures, restitution to clients, disciplinary actions, including the potential suspension or revocation of its license by the SEC, or the suspension or expulsion from FINRA and reputational damage. Our subsidiary, Primerica Shareholder Services, Inc., or PSS, is a registered transfer agent engaged in the recordkeeping business and is subject to SEC regulation and, therefore, could face similar disciplinary actions for violations of applicable laws and regulations. Moreover, there is a risk that a third party with which PSS contracts will improperly perform its task, which could subject us to liability. Changes in, or violations of, any of these laws or regulations could affect the cost of, or our ability to distribute, our products, which could materially adversely affect our business, financial condition and results of operations.

We are subject to the securities laws of the provinces and territories of Canada in which we sell our mutual fund products and those of third parties. We are also subject to the rules of MFDA, the self-regulatory organization governing mutual fund dealers. Our Canadian dealer subsidiary, PFSL Investments Canada Ltd., or PFSL Investments Canada, is registered as a mutual fund dealer in all Canadian provinces and territories in which we sell investment and savings products and is regulated by the MFDA, as well as by all provincial and territorial securities commissions. Our sales representatives who sell mutual funds through PFSL Investments Canada are required to be registered representatives of PFSL Investments Canada and are also subject to regulation by the MFDA and the provincial and territorial securities commissions. PFSL Investments Canada is subject to periodic review by both the MFDA and the provincial and territorial securities commissions to assess its compliance with, among other things, applicable capital requirements and sales practices and procedures. These regulators have broad administrative powers, including the power to limit or restrict the conduct of our business for failure to comply with applicable laws or regulations. Possible sanctions that may be imposed include the suspension of individual sales representatives, limitations on the activities in which the dealer may engage, suspension or revocation of the dealer registration, censure or fines. Changes in, or violations of, any of these laws or regulations could affect the cost of, or our ability to distribute, our products, which could materially adversely affect our business, financial condition and results of operations.

If heightened standards of conduct are imposed on us or our sales representatives as a result of currently pending legislation, it could have a material adverse effect on our business, financial condition and results of operations.

PFS Investments, which is regulated as a broker-dealer, and our U.S. sales representatives are currently subject to general anti-fraud limitations under the Securities Exchange Act of 1934, or the Exchange Act, and SEC rules and regulations, as well as other conduct standards prescribed by FINRA. These standards generally require that broker-dealers and their sales representatives disclose conflicts of interest that might affect the advice or recommendations they provide. The Investor Protection Act of 2009, or IPA, proposed by the Treasury Department in July 2009, would, if enacted, establish fiduciary duties for broker-dealers similar to those imposed on investment advisers under the Investment Advisers Act of 1940 and could limit or ban mandatory arbitration provisions in our client agreements. If the IPA is enacted, our sales representatives would, among other requirements, be required to adhere to heightened standards of conduct and to disclose any conflicts of interest and compensation structures. The IPA would also enhance the SEC’s enforcement powers by expanding the scope of enforcement actions for aiding and abetting violations, increasing the SEC’s authority to ban persons from selling our products and increasing the potential recovery for whistleblowers. If the IPA is enacted, it could result in increased litigation, regulatory risks, sanctions, changes to our business model or a reduction of the products we offer to our clients, which could have a material adverse effect on our business, financial condition and results of operations.

Our suitability policies and procedures could be deemed inadequate.

We review account applications for our investment or savings product received by us for suitability. While we believe that our policies and procedures implemented to help our sales representatives assist clients in making appropriate and suitable investment choices are reasonably designed to achieve compliance with applicable securities laws and regulations, it is possible that FINRA and MFDA may not agree. In that event, we could be subject to regulatory actions or civil litigation, which could materially adversely affect our business, financial condition and results of operations. FINRA’s routine bi-annual cycle examination of PFS Investments began in February 2009, consistent with the historical examination schedule of PFS Investments. FINRA’s examination is focusing in part on whether our trade review system appropriately reviewed client transactions for suitability. In early February 2010, FINRA advised us that it will likely be seeking from us an acceptance, waiver and consent of a violation. We are not able to predict the outcome of this investigation with certainty. Please see the section entitled “Business — Regulation of Investment and Savings Products.”

Our sales force support tools may fail to appropriately identify suitable investment products.

Our support tools are designed to educate clients, help identify their financial needs, illustrate the potential benefits of our products and allow a sales representative to show them how the sales representative’s recommendations may help them. There is a risk that the assumptions and methods of analyses embedded in our support tools could be successfully challenged and subject us to regulatory actions or civil litigation, which could materially adversely affect our business, financial condition and results of operations.

Non-compliance with applicable regulations could lead to revocation of our subsidiary’s status as a non-bank custodian.

PFS Investments is a non-bank custodian of retirement accounts, as permitted under Treasury Regulation 1.408-2. A non-bank custodian is an entity that is not a bank and that is permitted by the IRS to act as a custodian for retirement plan account assets of our clients. The IRS retains authority to revoke or suspend that status if it finds that PFS Investments is unwilling or unable to administer retirement accounts in a manner consistent with the requirements of the regulations. Revocation of PFS Investments’ non-bank custodian status would affect its ability to earn revenue for providing such services and, consequently, could materially adversely affect our business, financial condition and results of operations.

We were randomly selected by the IRS for an examination in the first quarter of 2010 to test compliance with the IRS’s non-bank custodian regulations after we responded affirmatively to an IRS survey of non-bank custodians, confirming that we intend to continue to act as a non-bank custodian. The on-site portion of this review was conducted in January 2010. Prior to this examination, we had not been investigated by the IRS for non-bank custodian compliance since 2004. We cannot predict the outcome of the current audit with certainty.

Risks Related to Our Loan Business

The current economic environment and stringent credit policies may continue to negatively affect our loan production.

In response to recent economic conditions and consistent with steps taken by other mortgage lenders generally, our mortgage lenders have implemented more rigorous credit standards, including more restrictive loan-to-value limitations and more restrictive underwriting criteria, which have adversely affected our loan business since the second half of 2008. We anticipate that these credit restrictions will be ongoing, and it is possible that further restrictive underwriting criteria may be imposed by our mortgage lenders in reaction to changes in the economic environment or by new legislative or regulatory requirements impacting mortgage lending generally. Heightened credit standards could materially reduce the volume of our loan sales. Pursuant to new arrangements with our mortgage lender in the United States, Citicorp Trust Bank, fsb, or CTB, beginning in March 2010, we are modifying the mortgage product that we currently offer to make it a conforming loan product that will be saleable by the lender to government-sponsored enterprises, Fannie Mae and Freddie Mac. This modification will reduce the compensation that we and our sales force earn upon the origination of a mortgage loan in the United States, and may result in more restrictive underwriting criteria and materially adversely affect the volume of loans that we sell.

While mortgage origination historically has not accounted for a significant portion of our earnings, sourcing of mortgage loans historically has provided an opportunity for new sales representatives to receive commissions before they have completed the licensing process that is required in order to sell life insurance and certain other products. Additionally, some of our sales representatives use loan product sales efforts as a gateway to establish an ongoing relationship with clients. Consequently, the reduction in the scale of our loan product distribution business and the related commission compensation to our sales force may cause us to have fewer sales representatives and impede our overall growth.

New licensing requirements will continue to significantly reduce the size of our loan sales force.

The number of our sales representatives who are authorized to sell loan products in the United States has decreased and will continue to decrease due to the implementation of individual licensing requirements mandated by the recently enacted Federal Secure and Fair Enforcement for Mortgage Licensing Act of 2008, or the “SAFE Act.” The SAFE Act requires all states to enact laws that require all U.S. sales representatives to be individually licensed or registered if they intend to offer the mortgage loan products that we distribute in the United States. Prior to the enactment of the SAFE Act, our sales representatives were not required to be individually licensed or registered to sell mortgage loan products in the majority of states. By the end of 2010, we anticipate that all of our sales representatives who engage in our loan business will be subject to the SAFE Act licensing or registration requirements. These licensing requirements include enrollment in the Nationwide Mortgage Licensing System, application to state regulators for individual licenses, a minimum of 20 hours of pre-licensing education, an annual minimum of eight hours of continuing education and the successful completion of both national and state exams. We expect that compliance with these licensing and registration regimes (including background checks) may be prohibitive in terms of cost or time for a large number of our sales representatives. In addition, we currently anticipate that the exams may prove to be challenging to pass and that many of our sales representatives could find the educational and testing requirements or the associated necessary preparation time inconvenient or daunting. We currently expect that the SAFE Act licensing and registration requirements will cause a significant reduction in the scale of our loan product distribution business in the near term, which could materially adversely affect our loan product sales.

Our loan business is subject to various federal laws, changes in which could affect the cost or our ability to distribute our products and could materially adversely affect our business, financial condition and results of operations.

Our U.S. loan business is subject to various federal laws, including the Truth In Lending Act and its implementing regulation, Regulation Z, the Equal Credit Opportunity Act and its implementing regulation, Regulation B, the Fair Housing Act and the Home Ownership Equity Protection Act. We are also subject to the Real Estate Settlement and Procedures Act, or RESPA, and its implementing regulation, Regulation X, which requires timely disclosures related to the nature and costs of real estate settlement amounts and limits those costs and compensation to amounts reasonably related to the services performed. Additionally, we must comply with various state and local laws and policies concerning the provision of consumer disclosures, net branching, predatory lending and high cost loans and recordkeeping. For example, under the predatory lending and high cost loan laws of some states, the origination of certain residential mortgage loans, including loans that are not classified as “high cost” loans under applicable law, must satisfy tangible benefits tests with respect to the related borrower. Differing interpretations of, changes in, or violations of, any of these laws or regulations could subject us to damages, fines or sanctions and could affect the cost or our ability to distribute our products, which could materially adversely affect our business, financial condition and results of operations.

Our failure to obtain approvals in several jurisdictions in connection with change-of-control filing requirements may prevent us from conducting our lending business in such jurisdictions.

The Transactions may constitute a change of control with respect to our mortgage broker, Primerica Financial Services Home Mortgages, Inc., or Primerica Mortgages, under applicable law. Regulatory authorities in the following states and territories require prior approval for a change of control: Alabama, Alaska, Arizona, Arkansas, Delaware, Florida, Georgia, Illinois, Iowa, Kentucky, Louisiana, Maryland, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New York, North Carolina, Texas, Virginia and Wyoming, and the territory of Puerto Rico. We do not anticipate that approvals from all of these states and territories will be obtained prior to the completion of this offering and the Transactions. While we have submitted or plan to submit all relevant applications to these states and territories by the time of this offering, if these approvals are not obtained prior to the completion of this offering and the Transactions, we may have to cease conducting our lending business in these states and territories until such approvals are obtained.

Other Risks Related to Our Business

The continuing effects of the downturn in the North American economy could materially adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations have been materially adversely affected by the recent economic crisis in North America, including increased volatility in the availability and cost of credit, shrinking mortgage markets, falling equity values and consumer confidence and general instability of financial and other institutions. In an economic downturn like the recent one, which is characterized by higher unemployment, lower family income, lower valuation of retirement savings accounts, lower corporate earnings, lower business investment and lower consumer spending, the demand for term life insurance products, variable annuities, mutual funds and other financial products that we sell has been adversely affected. A continuation of the effects of the economic downturn could severely affect new sales and cause clients to liquidate mutual funds and other investments sold by our sales representatives. This could cause a decrease in the asset value of client accounts, reduce our trailing commission revenues and result in other-than-temporary-impairments in our invested asset portfolio. In addition, we may experience an elevated incidence of lapses or surrenders of insurance policies, and some of our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Downturns and volatility in equity markets may discourage purchases of variable annuities and mutual funds that we sell for third parties. Moreover, if the effects of the recent downturn continue, it will likely have an adverse effect on our business, including our ability to efficiently access the capital markets for capital management purposes. If credit markets remain tight for a prolonged period, our liquidity will be more limited than it otherwise would have been, and our business, financial condition and results of operations may be materially adversely affected.

We are subject to various federal laws and regulations in the United States and Canada, changes in which or violations of which may require us to alter our business practices and could materially adversely affect our business, financial condition and results of operations.

In the United States, we are subject to the Right to Financial Privacy Act and its implementing regulation, Regulation S-P, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the McCarran-Ferguson Act, the Foreign Corrupt Practices Act, the Sarbanes-Oxley Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, the FTC Act, the Unfair Trade Practices Act, the Electronic Funds Transfer Act, the Bank Holding Company Act Amendments of 1970 and anti-tying restrictions. We are also subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the Patriot Act, which requires us to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity and maintain certain records. We are also required to follow certain economic and trade sanctions programs that are administered by the Office of Foreign Asset Control that prohibit or restrict transactions with suspected countries, their governments, and in certain circumstances, their nationals.

In Canada, we are subject to provincial and territorial consumer protection legislation that pertains to unfair and misleading business practices, provincial and territorial credit reporting legislation that provides requirements in respect of obtaining credit bureau reports and providing notices of decline, the Personal Information Protection and Electronic Documents Act, the Competition Act, the Corruption of Foreign Public Officials Act, the Telecommunications Act and certain CRTC Telcom Decisions in respect of unsolicited telecommunications. We are also subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and its accompanying regulations, which require us to develop and implement money laundering policies and procedures relating to customer indemnification, reporting and recordkeeping, develop and maintain ongoing training programs for employees, perform a risk assessment on our business and clients and institute and document a review of our anti-money laundering program at least once every two years. We are also required to follow certain economic and trade sanctions and legislation that prohibit us from, among other things, engaging in transactions with, and providing services to, persons on lists created under various federal statutes and regulations and blocked persons and foreign countries and territories subject to Canadian sanctions administered by Foreign Affairs and International Trade Canada and the Department of Public Safety Canada.

Changes in, or violations of, any of these laws or regulations may require additional compliance procedures, or result in enforcement proceedings, sanctions or penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Legal and regulatory investigations and actions may result in financial losses and harm our reputation.

We face a risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses. From time to time, we are subject to private litigation and regulatory investigations as a result of sales representative misconduct. Please see the risk factor above entitled “— Risks Related to Our Distribution Structure — Our sales representatives’ non-compliance with any applicable laws could subject us to material liabilities.” In addition, we may become subject to suits alleging, among other things, issues relating to sales or underwriting practices, payment of improper sales commissions, claims payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, recommending unsuitable sales of products to clients and our pricing structures. Life insurance companies have historically been subject to substantial litigation resulting from policy disputes and other matters. For example, they have faced extensive claims alleging improper life insurance sales practices. If we become subject to similar litigation, any judgment or settlement of such claims could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to litigation arising out of our general business activities. For example, we have a large sales force, and we could face claims by some of our sales representatives arising out of their relationship with us, including claims involving contract terminations, commission disputes, transfers of sales representatives from one sales organization to another, agreements among sales representatives or between us and a sales representative or any of our other dealings with, or policies regarding, sales representatives. We are also subject to various regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state, provincial and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Moreover, even if we ultimately prevail in any such litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have a material adverse effect on our business, financial condition and results of operations. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal precedents and industry-wide regulations or practices that could materially adversely affect our business, financial condition and results of operations.

The current legislative and regulatory climate with regard to financial services may adversely affect our operations.

In the wake of the recent economic downturn in North America, the volume of legislative and regulatory activity relating to financial services has increased substantially. For example, there is legislation pending in the U.S. Congress that, if adopted, could introduce sweeping changes in the regulation of consumer financial services and the creation of a new regulatory body to oversee the provision of such services. At the federal regulatory level, the FTC and the federal banking regulatory agencies have promulgated or proposed new regulations relating to financial services, and we expect more regulations to be proposed. We also anticipate that the level of enforcement actions and investigations by federal regulators will increase in the foreseeable future. The same factors that have contributed to legislative, regulatory and enforcement activity at the federal level are likely to contribute to heightened legislative, regulatory and enforcement activity relating to financial services at the state and provincial level as well. We may have to materially change our business model or incur significant costs to comply with any new laws and regulations that are promulgated or more restrictive interpretations of existing laws and regulations.

The inability of our subsidiaries to pay dividends or make distributions or other payments to us in sufficient amounts, including due to bankruptcy or insolvency, would impede our ability to meet our obligations.

We are a holding company, and we have no operations. Our primary asset will be the capital stock of our subsidiaries. We will rely primarily on dividends and other payments from our subsidiaries to meet our operating costs and other corporate expenses, as well as to pay dividends to our stockholders. The ability of our subsidiaries to pay dividends to us in the future will depend on their earnings, covenants contained in future financing or other agreements and on regulatory restrictions. The ability of our insurance subsidiaries to pay dividends will further depend on their statutory surplus. If the cash we receive from our subsidiaries pursuant to dividend payments and tax sharing arrangements is insufficient for us to fund our obligations, including the Citi note, or if a subsidiary is unable to pay dividends to us, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, given the recent volatility in the capital markets, there is no assurance that we would be able to raise cash by these means.

The payment of dividends and other distributions to us by our insurance subsidiaries is regulated by insurance laws and regulations. The jurisdictions in which our insurance subsidiaries are domiciled impose certain restrictions on their ability to pay dividends to us. In the United States, these restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. For example, in Massachusetts the ordinary dividend capacity for Primerica Life is based on the greater of (1) 10% of the previous year-end statutory capital and surplus or (2) the previous year’s statutory net gain from operations. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. In Canada, dividends can be paid, subject to the paying insurance company continuing to meet the regulatory requirements for capital adequacy and liquidity and upon 15 days’ minimum notice to OSFI. No assurance is given that more stringent restrictions will not be adopted from time to time by jurisdictions in which our insurance subsidiaries are domiciled, and such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without prior approval by regulatory authorities. In addition, in the future, we may become subject to debt instruments or other agreements that limit our ability to pay dividends. The ability of our insurance subsidiaries to pay dividends to us is also limited by our need to maintain the financial strength ratings assigned to us by the ratings agencies.

If any of our subsidiaries were to become insolvent, liquidate or otherwise reorganize, we, as sole stockholder, will have no right to proceed against the assets of that subsidiary. Furthermore, with respect to our insurance subsidiaries, we, as sole stockholder, will have no right to cause the liquidation, bankruptcy or winding-up of the subsidiary under the applicable liquidation, bankruptcy or winding-up laws, although, in Canada, we could apply for permission to cause liquidation. The applicable insurance laws of the jurisdictions in which each of our insurance subsidiaries is domiciled would govern any proceedings relating to that subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors of the subsidiary and policyholders (if an insurance subsidiary) would be entitled to payment in full from the subsidiary’s assets before we, as the sole stockholder, would be entitled to receive any distribution from the subsidiary, which could adversely affect our ability to pay our operating costs and other corporate expenses.

If the ability of our insurance or non-insurance subsidiaries to pay dividends or make other distributions or payments to us is materially restricted by regulatory requirements, bankruptcy or insolvency, or our need to maintain our financial strength ratings, or is limited due to operating results or other factors, it could materially adversely affect our ability to pay our operating costs and other corporate expenses.

We may need to incur debt or issue equity in order to meet our operating and regulatory capital requirements.

Historically, we have funded our new business capital needs from cash flows provided by premiums paid on our in-force book of term life insurance policies. As a result of the Citi reinsurance transactions, the net cash flow we retain from our existing block of term life insurance policies will be reduced proportionately to the size of our retained interest. As we grow our term life insurance business by issuing new policies, we will need to fund all of the upfront cash requirements of issuing new term life policies (such as commissions payable to the sales force and underwriting expenses), which costs generally exceed premiums collected in the first year after a policy is sold. In light of these anticipated net cash outflows, there will be significant demands on our liquidity in the near- to intermediate-term as we grow the size of our retained block of term life insurance policies. Therefore, in order to meet our operating and regulatory requirements, we may need to incur debt or issue equity in order to fund working capital and capital expenditures or to make acquisitions and other investments. If we raise funds through the issuance of debt securities or preferred equity securities, any such debt securities or preferred equity securities issued will have liquidation rights, preferences and privileges senior to those of the holders of our common stock. If we raise funds through the issuance of equity securities, the issuance will dilute your ownership interest in us. There is no assurance that debt or equity financing will be available to us on acceptable terms, if at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business.

Our non-compliance with the covenants of the Citi note could result in a reduction in our liquidity and lead to downgrades in our financial strength ratings.

Prior to the completion of this offering, we will issue to Citi the $300 million Citi note. Our obligations under the Citi note are subject to our compliance with the covenants contained therein. Our failure to comply with these covenants would restrict our liquidity and, consequently, could have a material adverse effect on our business, financial condition and results of operations. Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a description of the terms of the Citi note.

A significant change in the competitive environment in which we operate could negatively affect our ability to maintain or increase our market share and profitability.

We face competition in all of our business lines. Our competitors include financial services companies, mutual fund companies, banks, investment management firms, broker-dealers, insurance companies and direct sales companies. In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher financial strength ratings than we do. A significant change in this competitive environment could materially adversely affect our ability to maintain or increase our market share and profitability.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success substantially depends on our ability to attract and retain key members of our senior management team. The efforts, personality and leadership of our senior management team have been, and will continue to be, critical to our success. The loss of service of our senior management team due to disability, death, retirement or some other cause could reduce our ability to successfully motivate our sales representatives and implement our business plan and have a material adverse effect on our business, financial condition and results of operations. John Addison and Rick Williams, our co-CEOs, are well-regarded by our sales representatives and have substantial experience in our business and, therefore, are particularly important to our company. Although both Messrs. Addison and Williams are expected to enter into employment agreements with us, there is no assurance that they will do so or, if they do, that they will complete the term of their employment agreements or renew them upon expiration.

In addition, the loss of key RVPs for any reason could negatively affect our financial results and could impair our ability to attract new sales representatives. Please see the risk factor above entitled “— Risks Related to Our Distribution Structure — Our failure to continue to attract large numbers of new recruits and retain sales representatives or to maintain the licensing success of our sales representatives would materially adversely affect our business.”

If one of our significant information technology systems fails or if its security is compromised, our business, financial condition and results of operations may be materially adversely affected.

Our business is highly dependent upon the effective operation of our information technology systems, which are centered on a mainframe platform supported by servers housed at our Duluth and Roswell, Georgia sites. We rely on these systems throughout our business for a variety of functions. Our information technology systems run a variety of third-party and proprietary software, including Primerica Online (our website portal to our sales force), our insurance administration system, Virtual Base Shop (our paperless office for RVPs), TurboApps (our point-of-sale data collection tool for product/recruiting applications), our licensing decision and support system and our compensation system.

Despite the implementation of security and back-up measures, our information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors and similar disruptions. The failure of any one of these systems for any reason could cause significant interruptions to our operations, which could have a material adverse effect on our business, financial condition and results of operations. We retain confidential information in our information technology systems, and we rely on industry standard commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our information technology systems could access, view, misappropriate, alter, or delete information in the systems, including personally identifiable client information and proprietary business information. In addition, an increasing number of jurisdictions require that clients be notified if a security breach results in the disclosure of personally identifiable client information. Any compromise of the security of our information technology systems that results in inappropriate disclosure or use of personally identifiable client information could damage our reputation in the marketplace, deter people from purchasing our products, subject us to significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

In the event of a disaster, our business continuity plan may not be sufficient, which could have a material adverse effect on our business, financial condition and results of operations.

Our infrastructure supports a combination of local and remote recovery solutions for business resumption in the event of a disaster. In the event of either a campus-wide destruction of all buildings or the inability to access our main campus in Duluth, Georgia, our business recovery plan provides for our employees to perform their work functions via a dedicated business recovery site located 25 miles from our main campus, by remote access from an employee’s home or by relocation of employees to our New York or Ontario offices. However, in the event of a full scale local or regional disaster, our business recovery plan may be inadequate, and our employees and sales representatives may be unable to carry out their work, which could have a material adverse effect on our business, financial condition and results of operations.

We may be materially adversely affected by currency fluctuations in the United States dollar versus the Canadian dollar.

For the years ended December 31, 2009, 2008 and 2007, we derived approximately 13%, 15% and 13% of our revenues, respectively, from our Canadian businesses. In recent periods, exchange rate fluctuations have been significant. The exchange rate between the U.S. dollar and the Canadian dollar over those periods fluctuated approximately 34%, from a minimum of 0.788 Canadian dollars per U.S. dollar to a maximum of 1.053 Canadian dollars per U.S. dollar. A weaker Canadian dollar relative to the U.S. dollar would result in lower levels of reported revenues, net income, assets, liabilities and accumulated other comprehensive income in our U.S. dollar combined financials statements. We have not historically hedged against this exposure. Significant exchange rate fluctuations between the U.S. dollar and Canadian dollar could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Relationships with Citi and Warburg Pincus

Citi’s continuing significant interest in us following this offering and the concurrent private sale may result in conflicts of interest.

Immediately following completion of this offering and after giving effect to the Transactions, Citi will own between approximately 32% and 46% of our pro forma shares of common stock.

In the event that Citi owns shares of our common stock representing more than 50% of the voting power of our outstanding voting securities, Citi will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election of directors. In the securities purchase agreement, Citi has agreed to limit its representation on our board of directors to one member. For so long as Citi owns a significant portion of our common stock, Citi may be able to influence the outcome of all corporate actions requiring stockholder approval, including the election of directors. Citi has agreed to vote its shares of our common stock in favor of directors nominated by Warburg Pincus for so long as Warburg Pincus has rights to nominate one or two directors as described in the section entitled “Concurrent Private Sale — Board Rights.”

Under the provisions of our certificate of incorporation and the intercompany agreement with Citi, the prior consent of Citi will be required in connection with specified corporate actions by us in the event that Citi beneficially owns shares of our common stock entitled to 50% or more of the votes entitled to be cast by the holders of our outstanding common stock and, with respect to other specified actions, until Citi ceases to beneficially own shares of our common stock representing 20% or more of the votes entitled to be cast by the holders of our then outstanding common stock. Please see the sections entitled “Description of Capital Stock — Certificate of Incorporation Provision Relating to Control by Citi” and “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Intercompany Agreement.”

Because Citi’s interests may differ from those of other stockholders, actions that Citi may take with respect to us may not be as favorable to other stockholders as they are to Citi. Conflicts of interest may arise between us and Citi in a number of areas relating to our past and ongoing relationships.

Citi and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our certificate of incorporation will provide that, subject to any contractual provision to the contrary (including the intercompany agreement), Citi will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as we do;

•	doing business with any of our clients or consumers; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither Citi nor any officer or director of Citi, except as provided in our certificate of incorporation, will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities. Please see the section entitled “Description of Capital Stock — Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors.”

If Citi engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Because Citi may engage in the same activities in which we engage (subject to the terms of the intercompany agreement), there is a risk that we may be in direct competition with Citi with respect to insurance underwriting or distribution activities. To address these potential conflicts, we will adopt a corporate opportunity policy which will be incorporated into our certificate of incorporation.

Please see the section entitled “Description of Capital Stock — Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors.” Due to the significant resources of Citi, including financial resources and name recognition, Citi could have a significant competitive advantage over us should it decide to engage in the type of business we conduct, which may cause our business to be materially adversely affected.

Some of our arrangements with Citi may not be sustained at the same levels as when we were wholly owned by Citi.

We have, and after this offering will continue to have, contractual arrangements which require Citi and its affiliates to provide certain services to us. Following this offering, many of these services will be governed by a transition services agreement between Citi and us. There is no assurance that upon termination or expiration of the transition services agreement, these services will be sustained at the same levels as they were when we were receiving such services from Citi or that we will obtain the same benefits. We may not be able to replace services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have previously received from Citi. The agreements with Citi and its affiliates were entered into in the context of a parent-wholly owned subsidiary relationship, and we may have to pay higher prices for similar services from Citi or unaffiliated third parties in the future. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Transition Services Agreement.”

Our historical combined and pro forma financial data are not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

•

our historical combined financial data do not reflect the Transactions (please see the sections entitled “Certain Relationships and Related Party Transactions” and “Pro Forma Combined Financial Statements”);

•

our historical combined financial data reflect allocations of corporate expenses from Citi associated with information technology support, treasury, financial reporting, tax administration, human resources administration, legal, procurement and other services that may be lower than the comparable expenses we would have actually incurred as a stand-alone company;

•	our cost of debt and our capitalization will be different from that reflected in our combined financial statements;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002; and

•

this offering may have a material effect on our client and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our relationship with Citi.

Our financial condition and future results of operations, after giving effect to the Transactions, will be materially different from amounts reflected in our combined financial statements that appear elsewhere in this prospectus. As a result of these transactions, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business. For an understanding of pro forma combined financial statements taking into account, among other things, the Transactions, please see the risk factor above entitled “— Risks Related to Our Insurance Business and Reinsurance — The failure by Citi to perform its obligations to us under our coinsurance agreements could have a material adverse effect on our business, financial condition and results of operations” and the section entitled “Pro Forma Combined Financial Statements.”

We expect to incur significant charges in connection with this offering and incremental costs as a stand-alone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after this offering. For instance, we use certain Citi systems and infrastructure that we will need to replace following expiration or termination of the transition services agreement, including its global router network and firewall systems, and non-core systems to support information security, human resources, accounting, tax and finance functions and a call center.

In addition, we expect to incur significant non-cash compensation charges associated with the grant of equity awards to our sales representatives and employees. We will also need to make investments to operate without the same access to Citi’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

Citi currently performs or supports many important corporate functions for our operations, including information technology, treasury, financial reporting, tax administration, human resources administration, government relations, procurement and other services. Our combined financial statements reflect charges for these services. Following this offering, many of these services will be governed by a transition services agreement with Citi. For more information regarding transition services, please see the section entitled “Certain Relationships and Related Party Transactions.” There is no assurance that upon termination or expiration of the transition services agreement, these services will be sustained at the same levels as when we were receiving such services from Citi or that we will obtain the same benefits. When we begin to operate these functions independently, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, our business has benefited from Citi’s purchasing power when procuring goods and services, including office supplies and equipment, employee benefit platforms, travel services and computer software licenses. As a stand-alone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to this offering, which could decrease our overall profitability.

This offering and future sales of our common stock by Citi could adversely affect our business and profitability due to our loss of Citi’s strong brand, reputation and capital base.

Prior to the completion of this offering, as a wholly owned subsidiary of Citi, we have marketed our products and services using the tag line, “Primerica, a Citi Company,” and we believe the association with Citi has provided us with preferred status among our clients, vendors and other persons due to Citi’s globally recognized brand, perceived high quality products and services, and strong capital base and financial strength. This offering could also adversely affect our ability to attract and retain clients, which could result in reduced sales of our products. The loss of the Citi brand may also prompt some third parties to reprice, modify or terminate their distribution or vendor relationships with us. We cannot predict with certainty the effect that this offering will have on our business, our clients, vendors or other persons.

If Citi or Warburg Pincus sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, each of Citi and Warburg Pincus will own a significant equity interest in our company. Each of Citi and Warburg Pincus will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. The ability of each of Citi and Warburg Pincus to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Citi or Warburg Pincus, as the case may be, upon its private sale of our common stock. Additionally, if Citi or Warburg Pincus privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. Citi has indicated that it intends to divest its remaining interest in us as soon as is practicable, subject to market and other conditions. However, Citi has agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock for a period of 180 days from the date of this prospectus. Subject to exceptions set forth in the securities purchase agreement, Warburg Pincus has agreed not to transfer pursuant to a public sale the common stock or warrants that it acquires in the concurrent private sale or shares of our common stock issued upon exercise of such warrants until the earlier of 18 months after completion of this offering or the reduction of Citi’s beneficial ownership in our outstanding common stock to less than 10%.

We are subject to banking regulations that may limit our business activities.

Citi’s relationship and good standing with its regulators are important to the conduct of our business. Citi is a bank holding company and a “financial holding company” regulated by the Board of Governors of the Federal Reserve System, or FRB, under the Bank Holding Company Act of 1956, or the BHC Act. The BHC Act imposes regulations and requirements on Citi and on any company that the FRB deems to be controlled by Citi. The regulation of Citi and its controlled companies under applicable banking laws is intended primarily for the protection of Citi’s banking subsidiaries, their depositors, the deposit insurance fund of the Federal Deposit Insurance Corporation, and the banking system as a whole, rather than for the protection of stockholders or creditors of Citi or us. Because we are controlled by Citi, we are currently subject to regulation, supervision, examination and potential enforcement action by the FRB. Following this offering, we will continue to be controlled by Citi for bank regulatory purposes and, therefore, we will continue to be subject to regulation by the FRB and to most banking laws, regulations and orders that apply to Citi.

We will remain subject to this regulatory regime until Citi is no longer deemed to control us for bank regulatory purposes, which may not occur until Citi has significantly reduced its ownership interest in us. The ownership level at which the FRB would consider us no longer controlled by Citi will depend on the circumstances at that time (such as the extent of our relationships with Citi) and could be less than 5%. For so long as we are subject to the BHC Act, we generally may conduct only activities that are authorized for a “financial holding company” under the BHC Act, which in some cases are more restrictive than those available to us under applicable insurance regulatory requirements. There are limits on the ability of bank subsidiaries of Citi to extend credit to, or conduct other transactions with, us.

Citi and its subsidiaries are also subject to examination by various banking regulators, which results in examination reports and ratings that may adversely impact the conduct and growth of our businesses. In the United States, Citi is regulated by the Federal Reserve, Office of the Comptroller of the Currency, Office of Thrift Supervision and Federal Deposit Insurance Corporation, and we are regulated by the Federal Reserve. In Canada, we are regulated by OSFI, FINTRAC and FCAC. The FRB has broad enforcement authority over us, including the power to prohibit us from conducting any activity that, in the FRB’s opinion, is unauthorized or constitutes an unsafe or unsound practice in conducting our business. The FRB may also impose substantial fines and other penalties for violations of applicable banking laws, regulations and orders. The failure of Citi to maintain its status as a financial holding company could result in substantial limitations on certain of our activities and our growth. In addition, pursuant to the intercompany agreement we will enter into with Citi, we will agree not to take any action or fail to take any action that would result in Citi being in non-compliance with the BHC Act or any other applicable bank regulatory law, rule, regulation, guidance, order or directive.

In addition, our business in Canada is subject to Bank Act restrictions for so long as Citi has control of us (in fact or in law). In general, these restrictions permit Citi to carry on in Canada those businesses that Canadian banks are permitted to conduct, and permit Citi to control (including by way of control in fact), or to hold a

“substantial investment” in (i.e., more than 25% of the equity or, for a corporation, more than 10% of the voting power), those types of Canadian entities that Canadian banks are permitted to control or in which they are permitted to make substantial investments. Such permitted businesses and investments include most, but not all, financial service businesses, certain related businesses and, subject to limits as to size, scope and length of time held, other businesses. Implementing such business ventures may be subject to a requirement to obtain prior regulatory approval, and are subject to regulatory oversight. We may also be subject to other foreign banking laws and supervision that could affect our business, financial condition and results of operations.

Our employees may be subject to compensation restrictions under the Emergency Economic Stabilization Act and the American Recovery and Reinvestment Act.

In the event that Citi owns at least a majority equity interest in us, our employees will continue to be considered employees of Citi for purposes of determining whether their compensation is subject to restrictions under Section III of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, and the regulations and guidance thereunder (collectively, “EESA”). If the compensation that can be paid to or accrued with respect to certain members of our senior management team were to be so restricted, it could materially adversely affect our ability to retain those members of our senior management or attract suitable replacements. In addition, if we are required to materially alter the terms of the initial equity grants to Messrs. Addison and R. Williams as a result of the application of EESA, each of Messrs. Addison and R. Williams may elect to relinquish those grants in exchange for being released from the non-competition and non-solicitation restrictions contained in his restricted stock award agreement. For additional information on EESA compensation restrictions, see the section entitled “Business—Other Laws and Regulations—Certain Regulation Related to Our Affiliation with Citi.”

Warburg Pincus may be able to exert significant influence over us, which may result in conflicts of interest with us and with you.

Upon completion of this offering and the concurrent private sale, Warburg Pincus will own between approximately 23% and 33% of our pro forma shares of common stock and will have rights to acquire additional shares of our common stock pursuant to its exercise of warrants. Pursuant to and subject to the limitations of the securities purchase agreement, including the ownership limitations, Warburg Pincus will also have a limited right of first offer to purchase shares of our common stock sold by Citi in the future. Warburg Pincus will be entitled to nominate two directors to serve on our board, which could be reduced or lost if Warburg Pincus’ ownership interest in us declines. Citi has agreed to vote its shares of our common stock in favor of the election of Warburg Pincus’ nominees to our board of directors. Furthermore, for as long as Warburg Pincus owns a significant amount of our common stock, Warburg Pincus may be able to influence the outcome of all corporate actions requiring stockholder approval, including the election of directors.

Under the provisions of the securities purchase agreement, the prior consent of Warburg Pincus will be required in connection with specified corporate actions by us. Please see the section entitled “Concurrent Private Sale — Consent Rights.”

In addition, for so long as it owns a significant amount of our common stock Warburg Pincus will be entitled to preemptive type rights to purchase equity securities issued or proposed to be issued by us, which may limit our ability to access capital from other sources in a timely manner. Please see the section entitled “Concurrent Private Sale — Preemptive–Type Rights.”

Because Warburg Pincus’ interests may differ from yours, actions that Warburg Pincus may take with respect to us may not be as favorable to other stockholders as they are to Warburg Pincus.

Warburg Pincus may not purchase additional shares of our common stock, which creates uncertainty as to our ownership structure following the offering.

As part of the concurrent private sale, Warburg Pincus has the right, but not the obligation, to purchase, for up to $100 million, additional shares of our common stock from Citi at the public offering price set forth on the cover page of this prospectus. Warburg Pincus may decide not to exercise its right to purchase such shares in part or at all. In addition, Warburg Pincus is not prohibited from purchasing shares of our common stock in this offering or in the after-market, subject to the ownership limitations of the securities purchase agreement. If Warburg Pincus does not elect to acquire any additional shares of our common stock, Warburg Pincus would own approximately 23% of our pro forma shares of common stock, and Citi would own between approximately 43% and 46% of our pro forma shares of common stock, depending on whether and the extent to which the underwriters exercise their over-allotment option.

The concurrent private sale is subject to conditions that may not be satisfied.

Warburg Pincus’ purchase of our common stock and warrants from Citi in the concurrent private sale is subject to the following conditions, among others, in addition to the completion of this offering:

•

receipt of required competition approvals, including those required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and competition or merger control laws of other jurisdictions, and certain other regulatory approvals, including, among others, Form A approval by the Massachusetts Division of Insurance and Section 1506 approval by the New York State Insurance Department;

•	absence of any applicable law, regulation, judgment, injunction, order or decree prohibiting the closing of the concurrent private sale;

•	the continued accuracy of Citi’s representations and warranties in the securities purchase agreement, and Citi’s and our performance of agreements and obligations thereunder;

•	by the pricing date of this offering, the absence of any material adverse effect, as such term is defined in the securities purchase agreement;

•

by the pricing date of this offering, the compliance of our invested asset portfolio with agreed-upon guidelines, as further described in the section entitled “Concurrent Private Sale — Invested Asset Portfolio Parameters”; and

•	the completion of the reorganization and the execution of documentation necessary to effect the Transactions other than the concurrent private sale.

The failure to satisfy any one of the above or other conditions could prevent the completion of Warburg Pincus’ investment in us, and Warburg Pincus would not obtain the related rights with respect to our company that are provided for in the securities purchase agreement. If the concurrent private sale does not occur, Citi would own between approximately 66% and 69% of our pro forma shares of common stock following this offering.

Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among Citi and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to motivate our employees and sales representatives through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders, including Citi and Warburg Pincus, or our incurrence of additional debt;

•	reputational issues;

•	changes in general economic and market conditions in North America;

•	changes in industry conditions or perceptions; and

•	changes in applicable laws, rules or regulations and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Upon completion of this offering and the Transactions, Citi will own between approximately 24,350,517 and 34,742,824 shares of our pro forma shares of common stock. Citi intends to divest its remaining interest in us as soon as is practicable, subject to market and other conditions. Future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act for so long as Citi is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. Citi can require us to file registration statements with the SEC for the public resale of shares of our common stock owned by Citi after this offering. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Registration Rights Agreement with Citi and Warburg Pincus.” We are unable to predict with certainty whether or when Citi will sell a substantial number of shares of our common stock. Sales by Citi of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common stock. Upon completion of this offering and the Transactions, except as otherwise described herein, all shares that are being offered hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

We, our officers and directors, and the selling stockholder have agreed with the underwriters that, without the prior written consent of Citigroup Global Markets Inc., we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock. Citigroup Global Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up. Please see the section entitled “Shares Eligible for Future Sale — Lock-Up Agreements.”

In addition, immediately following completion of this offering and after giving effect to the Transactions, Warburg Pincus will own between approximately 23% and 33% of our pro forma shares of common stock. Future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act for so long as Warburg Pincus is deemed to be our affiliate, unless the sale of such shares are registered under the Securities Act or are sold pursuant to another exemption under the Securities Act. Warburg Pincus can require us to file a registration statement with the SEC for the public resale of shares of our common stock owned by Warburg Pincus and certain of its permitted transferees after this offering. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Registration Rights Agreement with Citi and Warburg Pincus.” However, subject to exceptions, Warburg Pincus has agreed not to transfer pursuant to a public sale any shares of our capital stock or warrants acquired in the concurrent private sale or shares of our common stock issued upon exercise of such warrants until the earlier of 18 months after the completion of this offering or the reduction of Citi’s beneficial ownership interest in our outstanding common stock to less than 10%. After such period, we are unable to predict with certainty whether, when or in what amounts Warburg Pincus may sell shares of our common stock. Sales by Warburg Pincus of a substantial number of shares, or a perception that such sales could occur, could significantly reduce the market price of our common stock.

Immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance in respect of certain incentive awards to our officers, employees and sales representatives. If any of these holders causes a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see the section entitled “Shares Eligible for Future Sale” for a more detailed description of the shares of our common stock that will be available for future sales upon completion of this offering.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $4.99 per share, representing the difference between the assumed initial public offering price of $13.00 per share and our estimated pro forma net tangible book value per pro forma share as of December 31, 2009 of $8.01. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. Please see the section entitled “Dilution.”

As an independent public company, we are expected to expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

As an independent public company, the various rules and regulations of the SEC, as well as the rules of the NYSE, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase our legal and financial compliance costs and could place additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Auditing Standard No. 5. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for the year ending December 31, 2010. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Provisions in our certificate of incorporation and bylaws, of Delaware corporate law and of state and Canadian insurance law may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our certificate of incorporation and bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions will include:

•	a board of directors that is divided into three classes with staggered terms;

•	after Citi ceases to own a majority of our voting stock, action by written consent of stockholders may only be taken by holders of all our shares of common stock;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval; and

•	after Citi ceases to own a majority of our voting stock, limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, please read the section entitled “Description of Capital Stock — Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws, and of Delaware Law.” We believe that these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our best interests and that of our stockholders. We have agreed with Warburg Pincus in the securities purchase agreement to exempt Warburg Pincus, and any permitted transferee that receives at least 10% of our outstanding common stock, from the anti-takeover provisions of Delaware law, to the extent of our ability to do so. We also have agreed not to institute a stockholder rights plan that limits the ability of Warburg Pincus, or of any permitted transferee that receives at least 10% of our outstanding common stock, from acquiring additional shares of our common stock other than the ownership limits described in “Concurrent Private Sale—Standstill.”

The insurance laws and regulations of Massachusetts, the jurisdiction in which our principal insurance subsidiary, Primerica Life, is organized, may delay or impede a business combination involving us. The Massachusetts Insurance Law prohibits any person from acquiring control of us, and thus indirect control of Primerica Life, without the prior approval of the Massachusetts Commissioner of Insurance. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock, unless the Massachusetts Commissioner, upon application, determines otherwise. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of our common stock may be deemed to have acquired such control, if the Massachusetts Commissioner determines that such persons, directly or indirectly, exercise a controlling influence over our management or our policies. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles which may delay, deter or prevent an acquisition that stockholders might consider in their best interests. New York, the domiciliary jurisdiction of NBLIC, has similar insurance laws regarding a change of control. Moreover, under Canadian federal insurance law, the consent of the Minister of Finance is required in order for anyone to acquire direct or indirect control, including control in fact, of our Canadian insurance subsidiary, Primerica Life Canada, or to acquire, directly or through any controlled entity or entities, a significant interest (i.e., more than 10%) of any class of its shares. These laws could also delay or impede a business combination involving us that some or all of our stockholders might consider to be desirable.

We currently intend to pay a modest dividend on our common stock; consequently, your ability to achieve a return on your investment will primarily depend on appreciation in the price of our common stock.

We currently anticipate paying a quarterly cash dividend on our common stock of $0.01 per share. Returns on your investment will primarily depend on the appreciation, if any, in the price of our common stock. We anticipate that we will retain most of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. The determination of whether to pay such a dividend or to increase such dividend on our common stock in the future will be at the discretion of our board of directors and will be dependent on a variety of factors, including our financial condition, earnings, legal requirements and other factors that the board of directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this document as well as some statements in periodic press releases and some oral statements made by our officials and their respective subsidiaries during our presentations are “forward-looking” statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” “may increase,” “may fluctuate” and similar expressions, or future conditional verbs such as “will,” “should,” “would,” and “could.” In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us or our subsidiaries, which may be provided by our management teams, are also forward-looking statements. These forward-looking statements involve external risks and uncertainties, including, but not limited to, those described under the section entitled “Risk Factors.”

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of our management team, which could cause our actual results to differ materially from those anticipated or projected or cause a significant reduction in the market price of our common stock. These risks and uncertainties include, among others:

•	our failure to continue to attract numbers of new recruits, retain sales representatives and maintain the licensing of our sales representatives;

•	our violation of, non-compliance with or subjection to specific laws and regulations, including with respect to our distribution practices;

•	changes to the independent contractor status of our sales representatives;

•	our sales representatives’ violation of, non-compliance with or subjection to specific laws and regulations;

•	our failure to protect the confidentiality of client information;

•	differences between our actual experience and our expectations regarding mortality, deferred acquisition costs or persistency as reflected in the pricing for our insurance policies;

•	the occurrence of a catastrophic event;

•

the failure of our investment and savings products to remain competitive with other investment options or the loss of our relationship with companies that offer mutual fund and variable annuity products;

•	changes in, or non-compliance with, federal and state legislation and regulation, including with respect to our insurance, securities and loan businesses;

•	failure to meet RBC standards or other minimum capital and surplus requirements;

•	a downgrade or potential downgrade in our insurance subsidiaries’ financial strength ratings;

•	the effects of credit deterioration and interest rate fluctuations on our portfolio;

•	incorrectly valuing our investments;

•	inadequate or unaffordable reinsurance or the failure of our reinsurers to perform their obligations;

•	a proposed change in accounting for DAC of insurance entities;

•	the failure by Citi to perform its obligations under our coinsurance agreements;

•	the continuation of the effects of the recent economic crisis and stringent lending credit policies;

•	new loan licensing requirements for our sales representatives;

•	a discontinuation of custodial or recordkeeping services;

•	inadequate policies and procedures regarding suitability review of client transactions;

•	failure or challenge of our sales force’s support tools;

•	the inability of our subsidiaries to pay dividends or make distributions;

•	our ability to generate a sufficient amount of capital;

•	fluctuations in currency exchange rates;

•	our non-compliance with the covenants of the Citi note;

•	failure to obtain regulatory approvals in connection with a change of control;

•	legal and regulatory investigations and actions concerning us or our sales representatives;

•	the competitive environment;

•	the loss of key personnel;

•	the failure of our information technology systems, breach of our security or failure of our business continuity plan;

•	conflicts of interests due to Citi’s significant interest in us, Warburg Pincus’ significant interest in us and the limited liability of our directors and officers for breach of fiduciary duty;

•	uncertainty as to Citi’s and Warburg Pincus’ ownership levels;

•	engagement by Citi in the same type of businesses that we conduct;

•	arrangements with Citi that may not be sustained at the same level as when we were controlled by Citi;

•	historical combined and pro forma financial data may not be reliable indicator of future results;

•	charges in connection with this offering and incremental costs as a stand-alone public company, including with respect to internal controls over financial reporting;

•	limitations on our business activities due to banking regulations for so long as we are controlled by Citi; and

•

substantial fluctuation in the price of our common stock, the absence of an active trading market for our common stock or the future sale of our common stock or the perception that such a sale could occur.

Developments in any of these areas, which are more fully described elsewhere in this prospectus, could cause our results to differ materially from results that have been or may be anticipated or projected which could cause actual results to differ materially from those anticipated or projected or cause a significant reduction in the market price of our common stock and impair your ability to sell shares of our common stock at an attractive price.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock being offered hereby or from the concurrent private sale of our common stock by Citi to Warburg Pincus. All of the net proceeds from this offering and the concurrent private sale will be received by Citi.

DIVIDEND POLICY

We are a holding company, and we have no operations. Prior to the corporate reorganization to be effected before the completion of this offering, we will have no material assets or liabilities. Immediately following such reorganization, we will be a holding company, and our primary asset will be the capital stock of our operating subsidiaries and our primary liability will be the Citi note. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are considered extraordinary and are subject to approval by the insurance commissioner of the state of domicile. No assurance is given that more stringent restrictions will not be adopted from time to time by states in which our insurance subsidiaries are domiciled, and such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without affirmative prior approval by state regulatory authorities. In addition, in the future, we may become subject to debt instruments or other agreements that limit our ability to pay dividends. Please see the section entitled “Business — Insurance Regulation — Insurance Holding Company Regulation; Limitations on Dividends.”

During the years ended December 31, 2009, 2008 and 2007, we declared dividends to Citi (none of which was considered extraordinary), including the return of capital, of $205.4 million, $436.2 million and $336.1 million, respectively.

We initially expect to pay quarterly cash dividends to holders of our common stock of $0.01 per share, subject to the discretion of our board of directors and dependent on a variety of factors, including our financial condition, earnings, legal requirements and other factors that the board of directors deems relevant. Our payment of cash dividends will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for growth. Under Delaware law, we can only pay dividends either out of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus the aggregate par value of our outstanding stock, or out of the current or the immediately preceding year’s earnings. Therefore, no assurance is given that we will pay any dividends to our common stockholders, or as to the amount of any such dividends if our board of directors determines to do so.

Prior to completion of this offering, we will distribute all of the issued and outstanding capital stock of Prime Reinsurance Company to Citi. We will also pay a dividend to Citi prior to the completion of this offering, comprised of approximately $622 million of assets as of December 31, 2009. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Citi Reinsurance Transactions.”

DILUTION

Our net tangible book value as of December 31, 2009 was approximately $2.1 billion, or $27.67 per pro forma share (which assumes 75,000,000 shares of our common stock were issued and outstanding at such date). Net tangible book value per pro forma share represents:

•	total assets less intangible assets, including deferred policy acquisition costs;

•	reduced by our total liabilities; and

•	divided by the pro forma number of shares of our common stock.

Dilution in net tangible book value per pro forma share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per pro forma share immediately following this offering.

After giving effect to the Transactions, our pro forma net tangible book value as of December 31, 2009 would have been approximately $601 million, or $8.01 per pro forma share. This represents an immediate dilution of $4.99 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share to investors purchasing shares of common stock in this offering:

As of December 31, 2009
Net tangible book value per pro forma share	$27.67
Pro forma adjustments per pro forma share(1)	(19.66)

Pro forma net tangible book value per pro forma share	$8.01

Assumed initial public offering price per share(2)	13.00

Dilution per share to new investors	$4.99

(1)	Pro forma adjustments made to reflect the Transactions.
(2)	The midpoint of the public offering price range set forth on the cover page of this prospectus.

In connection with this offering, we will issue approximately 4,800,000 shares of our common stock to our officers, certain employees and sales force leaders, representing 6.4% of our pro forma shares of common stock. In addition, certain restricted stock awards held by our employees and our sales representatives under the Citi Stock Award Program and Citi Capital Accumulation Program for PFS Representatives are intended to be converted into equity awards to acquire 246,182 shares of our common stock (based on the average of the closing price of Citigroup Inc. common stock on March 10, 11 and 12, 2010, and the midpoint of the price range for our common stock set forth on the cover of this prospectus). Because these shares of common stock will be issued or converted in connection with this offering and are assumed to be issued and outstanding for purposes of determining the pro forma number of shares of our common stock, there will not be any dilution to investors in this offering relating to such stock issuances. However, we also intend to allocate for future grants to our outside directors, employees and sales representatives up to 3,750,000 shares of our common stock, or 5.0% of our pro forma shares of common stock immediately following the completion of this offering. To the extent that we issue any such shares of our common stock or issue options to purchase our common stock that are subsequently exercised, there may be further dilution to investors in this offering. Please see the section entitled “Management — Omnibus Incentive Plan.”

CAPITALIZATION

Set forth below are our cash and cash equivalents and our capitalization as of December 31, 2009:

•	on a historical basis; and

•	on a pro forma basis to give effect to the Transactions as if each such transaction had occurred on December 31, 2009.

The information presented below should be read in conjunction with the sections entitled “Selected Historical Combined Financial Data,” “Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro forma
	(in millions)
Cash and cash equivalents	$625.3	$82.1

Note payable	$—	$300.0

Stockholders’ equity:
Common stock, authorized — 1,000 shares actual, 500,000,000 shares pro forma; issued and outstanding — 100 shares actual, 75,000,000 shares pro forma; par value $0.01 per share	—	0.8
Preferred stock, authorized — 1,000 shares actual, 10,000,000 shares pro forma; issued and outstanding — none actual and pro forma; par value $0.01 per share	—	—
Additional paid-in capital	1,124.1	1,039.3
Retained earnings	3,648.8	219.2
Accumulated other comprehensive income (loss)	170.9	87.8

Total stockholders’ equity	$4,943.8	$1,347.1

Total capitalization	$4,943.8	$1,647.1

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The selected historical combined income statement data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and the selected historical balance sheet data as of December 31, 2009, 2008, 2007, 2006 and 2005 presented below have been derived from our audited combined financial statements.

The selected historical combined financial data have been prepared in accordance with GAAP. The selected historical combined financial data may not be indicative of our revenues, expenses, assets and liabilities that would have existed or resulted if we had operated independently of Citi.

The Transactions will result in financial results that are materially different from those reflected in the historical combined financial data that appear in this prospectus. For an understanding of pro forma financial data taking into account, among other things, the Transactions, please see the section entitled “Pro Forma Combined Financial Statements.”

Due to a change in our DAC and reserve estimation approach implemented as of December 31, 2008, our results of operations for the year ended December 31, 2008 are not directly comparable to our results for other years. For information about this change, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Change in DAC and reserve estimation approach.”

You should read the following selected historical combined financial data in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Pro Forma Combined Financial Statements” and our combined financial statements and related notes thereto included elsewhere in this prospectus. The selected historical combined financial data are not necessarily indicative of the financial position or results of operations as of any future date or for any future period. Our financial condition and financial results as of dates and for periods following the Transactions will be materially different from the amounts reflected in the selected historical combined financial data.

	Year ended December 31,
	2009	2008(1)	2007	2006	2005
	(in thousands)
Income statement data
Revenues
Direct premiums	$2,112,781	$2,092,792	$2,003,595	$1,898,419	$1,808,992
Ceded premiums	(610,754)	(629,074)	(535,833)	(496,061)	(448,815)

Net premiums	1,502,027	1,463,718	1,467,762	1,402,358	1,360,177
Net investment income	351,326	314,035	328,609	318,853	319,360
Commissions and fees	335,986	466,484	545,584	486,145	489,763
Other, net	53,032	56,187	41,856	37,962	44,916
Realized investment (losses) gains	(21,970)	(103,480)	6,527	8,746	32,821

Total revenues	2,220,401	2,196,944	2,390,338	2,254,064	2,247,037

Benefits and Expenses
Benefits and claims	600,273	938,370	557,422	544,556	567,089
Amortization of deferred policy acquisition costs	381,291	144,490	321,060	284,787	269,775
Insurance commissions	34,388	23,932	28,003	26,171	19,841
Insurance expenses	148,760	141,331	137,526	126,843	128,391
Sales commissions	162,756	248,020	296,521	265,662	249,203
Goodwill impairment(2)	—	194,992	—	—	—
Other operating expenses	132,978	152,773	136,634	127,849	126,627

Total benefits and expenses	1,460,446	1,843,908	1,477,166	1,375,868	1,360,926

Income before income taxes	759,955	353,036	913,172	878,196	886,111
Income taxes	265,366	185,354	319,538	276,244	292,695

Net income	$494,589	$167,682	$593,634	$601,952	$593,416

	As of December 31,
	2009	2008(1)	2007	2006	2005
	(in thousands)
Balance sheet data
Investments	$6,471,448	$5,355,458	$5,494,495	$5,583,813	$5,571,928
Cash and cash equivalents	625,260	302,354	625,350	239,103	70,644
Deferred policy acquisition costs, net	2,789,905	2,727,422	2,510,045	2,408,444	2,298,131
Total assets	13,227,781	11,161,133	12,176,049	11,096,167	10,378,930

Future policy benefits	4,197,454	4,023,009	3,650,192	3,616,930	3,512,464
Total liabilities	8,284,008	7,049,147	7,396,084	6,612,702	6,078,305
Stockholders’ equity(3)	4,943,773	4,111,986	4,779,965	4,483,465	4,300,625

(1)	Includes a $191.7 million pre-tax charge due to a change in our deferred policy acquisition costs and reserve estimation approach implemented as of December 31, 2008. For additional information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Change in DAC and reserve estimation approach.”
(2)	Goodwill impairment charge resulting from impairment testing as of December 31, 2008. For additional information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill.”
(3)	Stockholders’ equity as of December 31, 2009 includes $170.9 million of accumulated other comprehensive income, net of income taxes, of which $40.9 million relates to foreign currency translation adjustments, net of tax.

PRO FORMA COMBINED FINANCIAL STATEMENTS

The following pro forma combined financial statements are intended to provide you with information about how the transactions described therein might have affected our combined financial statements if they had been consummated at an earlier time. The pro forma combined financial statements do not necessarily reflect our financial position or results of operations that would actually have resulted had the transactions described therein occurred as of the dates indicated, nor should they be taken as necessarily indicative of our future financial position or results of operations.

Prior to the completion of this offering, the following transactions will occur and are reflected in our pro forma combined financial statements:

•	Prime Reinsurance Company, which has been formed as a wholly owned subsidiary of Primerica Life, will be capitalized with $337 million of assets;

•	we will enter into coinsurance agreements with Prime Reinsurance Company and other Citi subsidiaries;

•

we will transfer to the Citi reinsurers the account balances in respect of the coinsured policies and approximately $4.0 billion of assets to support the statutory liabilities assumed by the Citi reinsurers;

•	we will distribute all of the issued and outstanding common stock of Prime Reinsurance Company to Citi;

•	we will make a distribution to Citi of approximately $622 million of assets; and

•

we will effect a reorganization in which Citi will transfer all of the issued and outstanding stock of the companies that comprise our business to us in exchange for 74,999,900 shares of our common stock, warrants to purchase approximately 4,302,748 shares of our common stock and the $300 million Citi note that matures on March 31, 2015 bearing interest at an annual rate of 5.5%.

Our pro forma combined statements of operations for the year ended December 31, 2009 are presented as if the transactions described above had occurred on January 1, 2009. The December 31, 2009 pro forma combined balance sheet is presented as if these transactions occurred on December 31, 2009. Set forth below are our pro forma combined financial statements as of and for the year ended December 31, 2009:

•	on a historical basis; and

•	on a pro forma basis to give effect to the transactions described above, except as noted below.

The following items are not reflected in the pro forma combined financial statements:

•

elections under Section 338(h)(10) of the Internal Revenue Code with respect to certain of the Transactions that will result in changes to our deferred tax balances based on the initial public offering price. For example, at the prices set forth below, our pro forma stockholders’ equity and pro forma stockholders’ equity per pro forma share would have been as follows:

Public offering price	Pro forma stockholders’ equity (including impact of 338(h)(10) election) (in thousands)	Pro forma stockholders’ equity per pro forma share (including impact of 338(h)(10) election)
$12.00	$1,108,957	$14.79
$13.00	$1,134,617	$15.13
$14.00	$1,160,262	$15.47

•	incremental ongoing costs or charges associated with becoming a publicly-traded company operating separately from Citi;

•	possible eventual loss of volume purchasing arrangements as a wholly owned subsidiary of Citi, which could adversely affect our results of operations;

•

estimated non-cash compensation charges between $34 million and $43 million as a result of the grant of equity awards to our directors and to certain of our employees, including our officers, and to certain of our sales force leaders in connection with this offering;

•

certain restricted stock awards held by our employees and our sales representatives under the Citi Stock Award Program and the Citi Capital Accumulation Program for PFS Representatives are intended to be converted into equity awards to acquire 246,182 shares of our pro forma common stock, resulting in a reclassification of approximately $24 million from due to affiliates and other liabilities to paid-in capital;

•

assuming Citi beneficially owns less than 50% of our outstanding common stock following this offering and the Transactions, acceleration of vesting for certain restricted stock awards in Citi will result in a reclassification of approximately $2 million from due to affiliates and other liabilities to paid-in capital;

•

at such time as there is a change in control, signified by another shareholder acquiring greater than or equal to 30% of our outstanding common stock, additional acceleration of vesting for certain restricted stock awards in Citi will result in a reclassification of approximately $3 million from due to affiliates and other liabilities to paid-in capital;

•	increases in paid-in capital caused by conversions and/or accelerated vesting of previously granted restricted stock awards in Citi will be equally offset by a return of capital to Citi; and

•	the issuance of 4,615 shares of our common stock to our outside director following the completion of this offering.

You should read the following pro forma combined financial statements in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Selected Historical Combined Financial Data” and our combined financial statements and related notes thereto included elsewhere in this prospectus.

Pro Forma Combined Balance Sheet

As of December 31, 2009

	Actual	Adjustments for the Citi Reinsurance Transactions(2)		Adjustments for the Reorganization and Other Concurrent Transactions(3)		Pro forma
	(in thousands)
Assets
Investments	$6,471,448	$(3,658,837	)(A)	$(555,038	)(S)	$2,257,573
Cash and cash equivalents	625,260	(481,507	)(A)	(61,670	)(S)	82,083
Accrued investment income	71,382	(36,588	)(B)	(5,305	)(S)	29,489
Premiums and other receivables	169,225	—		—		169,225
Due from reinsurers	867,242	2,655,469	(C)	—		3,522,711
Due from affiliates	1,915	—		—		1,915
Deferred policy acquisition costs, net (DAC)	2,789,905	(2,122,533	)(D)	—		667,372
Intangible assets	78,895	—		—		78,895
Deferred tax asset	—	33,416	(E)	82,272	(R)	115,688
Other assets	59,167	45,821	(F)	—		104,988
Separate account assets	2,093,342	—		—		2,093,342

Total assets	$13,227,781	$(3,564,759)		$(539,741)		$9,123,281

Liabilities
Future policy benefits	$4,197,454	$—		$—		$4,197,454
Unearned premiums	3,185	—		—		3,185
Policy claims and other benefits payable	218,390	—		—		218,390
Other policyholders’ funds	382,768	—		—		382,768
Current income tax payable	90,890	—		—		90,890
Deferred tax liability	799,727	(799,727	)(E)	—		—
Due to affiliates	202,507	—		—		202,507
Other liabilities	295,745	(8,070	)(G)	—		287,675
Separate account liabilities	2,093,342	—		—		2,093,342
Note payable	—	—		300,000	(T)	300,000

Total liabilities	$8,284,008	$(807,797)		$300,000		$7,776,211

Stockholders’ equity
Common stock	—	—		750	(R)	750
Additional paid-in capital	1,124,096	287,013	(H)	(371,731	)(R)(T)	1,039,378
Retained earnings	3,648,801	(2,975,308	)(I)	(454,329	)(R)	219,164
Accumulated other comprehensive income, net of income taxes	170,876	(68,667	)(J)	(14,431	)(S)	87,778

Total stockholders’ equity	4,943,773	(2,756,962)		(839,741)		1,347,070

Total liabilities and stockholders’ equity	$13,227,781	$(3,564,759)		$(539,741)		$9,123,281

See accompanying notes to the pro forma combined financial statements.

Pro Forma Combined Statement of Income

Year Ended December 31, 2009

	Actual	Adjustments for the Citi Reinsurance Transactions(2)		Adjustment for the Reorganization and Other Concurrent Transactions(3)		Pro forma
	(in thousands, except for share and per share amounts)
Revenues
Direct premiums	$2,112,781	$—		$—		$2,112,781
Ceded premiums	(610,754)	(1,084,036	)(K)	—		(1,694,790)

Net premiums	1,502,027	(1,084,036)		—		417,991
Net investment income	351,326	(202,481	)(L)	(30,499	)(S)	118,346
Commissions and fees	335,986	—		—		335,986
Other, net	53,032	—		—		53,032
Realized investment losses, including other-than-temporary impairments(1)	(21,970)	—		—		(21,970)

Total revenues	$2,220,401	$(1,286,517)		$(30,499)		$903,385

Benefits and Expenses
Benefits and claims	600,273	(423,986	)(M)	—		176,287
Amortization of DAC	381,291	(279,731	)(N)	—		101,560
Insurance commissions	34,388	(5,523	)(O)	—		28,865
Insurance expenses	148,760	(96,615	)(O)	—		52,145
Sales commissions	162,756	—		—		162,756
Interest expense	—	10,993	(P)	16,500	(T)	27,493
Other operating expenses	132,978	—		—		132,978

Total benefits and expenses	1,460,446	(794,862)		16,500		682,084

Income before income taxes	759,955	(491,655)		(46,999)		221,301
Income taxes	265,366	(172,079	)(Q)	(16,450)		76,837

Net income	$494,589	$(319,576)		$(30,549)		$144,464

Share data
Pro forma earnings per share:
Basic	$6.59					$1.93
Diluted	$6.59					$1.93
Pro forma weighted average shares:
Basic	75,000,000					75,000,000
Diluted	75,000,000					75,000,000

See accompanying notes to the pro forma combined financial statements.

NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS

(1)	Realized investment losses, including other-than-temporary impairments primarily represents other-than-temporary impairments related to investments held on an historical basis and are not necessarily representative of what they would have been had we transferred invested assets to Citi as described in notes 2(A) and 3(S) at the date of the opening balance sheet.

(2)	Adjustments for the Citi reinsurance transactions.

Concurrent with the reorganization of our business and prior to completion of this offering, we will form a new subsidiary, Prime Reinsurance Company, and we will make an initial capital contribution to the subsidiary. We also will enter into a series of coinsurance agreements with Prime Reinsurance Company and with other Citi subsidiaries. Under these agreements, we will cede between 80% and 90% of the risks and rewards of our term life insurance policies that were in-force at December 31, 2009. Concurrent with signing these agreements, we will transfer the corresponding account balances in respect of the coinsured policies along with the assets to support the statutory liabilities assumed by Prime Reinsurance Company and the other Citi subsidiaries.

We believe that three of the Citi coinsurance agreements, which we refer to as “the risk transfer agreements,” will satisfy GAAP risk transfer rules. Under the risk transfer agreements, we will cede between 80% and 90% of our term life future policy benefit reserves, and we will transfer a corresponding amount of invested assets to the Citi reinsurers. These transactions will not impact our future policy benefit reserves, but we will record an asset for the same amount of risk transferred under the line item caption “due from reinsurers.” We also will reduce deferred acquisition costs by between 80% and 90%, which will reduce future amortization expenses. In addition, we will transfer between 80% and 90% of all future premiums and benefits and claims associated with these policies to the corresponding reinsurance entities. We will receive ongoing ceding allowances as a reduction to insurance expenses to cover policy and claims administration expenses under each of these reinsurance contracts. One coinsurance agreement, which we refer to as “the deposit agreement,” relates to a 10% reinsurance transaction that includes an experience refund provision and will not satisfy GAAP risk transfer rules. We will account for this contract under the deposit method. Under deposit method accounting, the amount we pay to the reinsurer will be treated as a deposit and will be reported on the balance sheet as an asset under the line item caption “other assets.” The Citi coinsurance agreements will not generate any deferred gain or loss upon their execution because these transactions are part of a business reorganization among entities under common control. The net impact of these transactions will be reflected as an increase in additional paid-in capital.

Prior to the completion of this offering, we will effect a reorganization in which we will transfer all of the issued and outstanding capital stock of Prime Reinsurance Company to Citi. Each of the assets and liabilities, including the invested assets and the distribution of Prime Reinsurance Company, will be transferred at book value with no gain or loss recorded on our income statement.

(A)	Reflects $3.8 billion, representing the carrying value as of December 31, 2009 of a pro-rata share of cash and invested assets assumed to be transferred to the Citi reinsurers under the Citi coinsurance agreements, plus $337 million of assets which will be part of the initial capitalization of Prime Reinsurance Company.

(B)	Reflects accrued investment income related to the pro-rata share of invested assets assumed to be transferred to the Citi reinsurers as part of the Reinsurance Transactions, plus the initial capitalization of Prime Reinsurance Company.

(C)	Reflects future policy benefit reserves net of amounts due from third-party reinsurers under existing reinsurance contracts for the specific policies covered under the risk transfer agreements. Under GAAP, we are required to report such amounts as due from reinsurers rather than offsetting future policy benefits.

(D)	Reflects a reduction in our term life DAC balance equal to the Citi reinsurers’ percentage of DAC on the specific policies covered under the risk transfer agreements.

(E)	Reflects the changes in deferred taxes, which are primarily associated with the reduction in our term life DAC balance resulting from the risk transfer agreements along with accumulated other comprehensive income (AOCI) associated with unrealized gains and losses on invested assets transferred to Citi, calculated at an assumed 35% effective tax rate.

(F)	Reflects the deposit we paid to the Citi reinsurer under the deposit agreement.

(G)	Reflects a reduction in our term life advance premiums equal to the Citi reinsurers’ percentage of advance premiums on the specific policies in-force as of the balance sheet date that are subject to the risk transfer agreements.

(H)	For the risk transfer agreements, reflects a $3.4 billion ceding allowance we will receive from the Citi affiliates for the value of the business ceded, offset by $3.5 billion of ceding premiums we will pay to the Citi affiliates for the statutory liabilities transferred. We will increase our due from reinsurer asset and reduce our DAC asset by $2.7 billion and $2.1 billion, respectively in recognition of the business ceded. The net impact of these entries, adjusted for taxes at an assumed 35% tax rate is approximately $0.3 billion.

(I)	Reflects the dividend of Prime Reinsurance Company to Citi.

(J)	Reflects an adjustment to unrealized gains (losses) associated with a pro-rata share of invested assets assumed to be transferred to the Citi reinsurers, net of income taxes at an assumed rate of 35%.

(K)	Reflects premiums ceded to the Citi reinsurers for the specific policies covered under the risk transfer agreements. This amount represents the Citi reinsurers’ percentage of net premiums for the year ended December 31, 2009 on policies in-force as of the opening balance sheet date.

(L)	Reflects $202 million of net investment income on a pro-rata share of invested assets assumed to be transferred to the Citi reinsurers. The net investment income was estimated by multiplying the actual investment income by the ratio of the amount of assets transferred to our total portfolio of invested assets. The amount also includes $3 million of interest income related to the 10% reinsurance agreement being accounted for under the deposit method.

(M)	Reflects benefits and claims ceded to the Citi reinsurers for the specific policies covered under the risk transfer agreements. This amount represents the Citi reinsurers’ percentage of benefits and claims through the year ended December 31, 2009 on policies in-force as of the opening balance sheet date.

(N)	Reflects the DAC amortization ceded to the Citi reinsurers for the specific policies covered under the risk transfer agreements. This amount represents the Citi reinsurers’ percentage of DAC amortization through the year ended December 31, 2009 on policies in-force as of the opening balance sheet date.

(O)	Reflects the non-deferred expense allowance received from the Citi reinsurers under the risk transfer agreements through the year ended December 31, 2009 on policies in-force as of the opening balance sheet date.

(P)	Reflects a finance charge payable to the Citi reinsurer in respect of the deposit agreement. The annual finance charge is 3% of our excess reserves. Excess reserves are equal to the difference between our required statutory reserves and the amount we determine is necessary to satisfy obligations under our in-force policies, which is referred to as our “economic reserves.” (See note F)

(Q)	Reflects income tax at an assumed 35% effective tax rate.

(3)	Adjustments for the reorganization and other concurrent transactions.

(R)	Prior to completion of this offering, we will issue 74,999,900 shares of common stock to Citi and make a $525 million extraordinary distribution to Citi, of which $454 million is treated as a dividend and reduction of retained earnings and $71 million of which is treated as a return of capital to Citi. Also reflected is the $82 million tax impact related to the dividend from one or our Canadian subsidiaries.

(S)	We are paying these amounts with $555 million of investments, plus $5 million of accrued income on the investments and $62 million of cash and cash equivalents. Accumulated other comprehensive income is reduced by $14 million of pro rata net unrealized gains related to the underlying investments. The resulting net investment income reflects a pro-rata share related to the underlying investments transferred.

(T)	We also are issuing a $300 million 5.5% interest note payable to Citi classified as a return of capital. Related annual interest expense will be approximately $16 million. The warrant issued to Citi also increases paid-in capital but is fully offset by the corresponding return of capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited combined financial statements and related notes as well as our unaudited pro forma combined financial statements included elsewhere in this prospectus. Except to the limited extent indicated herein, the following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Transactions described elsewhere in this prospectus and does not reflect the effect those Transactions will have on our financial condition and results of operations in future periods. The Transactions we are effecting substantially concurrently with this offering will result in financial results which are materially different from those reflected in the combined financial statements that appear in this prospectus. For an understanding of pro forma financial information taking into account the Transactions, please see the section entitled “Pro Forma Combined Financial Statements.” This discussion contains forward-looking statements that constitute our plans, estimates and beliefs. These forward-looking statements involve numerous risks and uncertainties, including those discussed below and elsewhere in this prospectus in the section entitled “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.

The Transactions

Prior to completion of this offering, we will enter into coinsurance agreements with three affiliates of Citi, which we refer to in this prospectus as the “Citi reinsurance transactions.” Under these agreements, we will cede between 80% and 90% of the risks and rewards of our term life insurance policies that were in-force at year-end 2009. The Citi reinsurance transactions will reduce the amount of our capital and will result in a substantial reduction in our insurance exposure. We will retain our operating platform and infrastructure and continue to administer all policies subject to these coinsurance agreements.

Currently, as a mature company, our aggregate recurring net premium revenues are reduced every reporting period as policies reach the end of their terms or lapse and we must sell a large number of new policies just to replace these lost premium revenues. However, because our base of net premium revenues associated with our in-force book following the Citi reinsurance transactions and this offering will be much smaller than it is today, our sale of new policies (which will not be ceded to Citi) at or even below historical levels would be expected to result in significant net increases in our net premium revenues, particularly in the near term. The rate of revenue and earnings growth in periods following the Citi reinsurance transactions would be expected to decelerate with each successive financial period as our base of net premium revenues grows and the incremental sales that are not subject to the Citi reinsurance transactions have a decreased marginal effect on the size of the then-existing in-force book.

Substantially concurrently with this offering, the following transactions will be effected, which we refer to as the Transactions:

•	Prime Reinsurance Company, which has been formed as a wholly owned subsidiary of Primerica Life, will be capitalized with $337 million of assets;

•	we will enter into coinsurance agreements with Prime Reinsurance Company and other Citi subsidiaries;

•

we will transfer to the Citi reinsurers the account balances in respect of the coinsured policies and approximately $4.0 billion of assets to support the statutory liabilities assumed by the Citi reinsurers;

•	we will distribute all of the issued and outstanding common stock of Prime Reinsurance Company to Citi;

•	we will make a distribution to Citi of approximately $622 million of assets;

•

we will effect a reorganization in which Citi will transfer all of the issued and outstanding stock of the companies that comprise our business to us in exchange for 74,999,900 shares of our common stock (of which approximately 5,046,182 shares will be immediately contributed back to us by Citi);

warrants to purchase approximately 4,302,748 shares of our common stock and the $300 million Citi note that matures on March 31, 2015 bearing interest at an annual rate of 5.5%; and

•	Citi will sell to Warburg Pincus between approximately 17,210,993 shares and 24,903,301 shares of our common stock and the warrants acquired in the reorganization described above.

Overview

Our business

We are a leading distributor of financial products to middle income households in North America with approximately 100,000 licensed sales representatives. We assist our clients to meet their needs for term life insurance, which we underwrite, and mutual funds, variable annuities and other asset protection products, which we distribute primarily on behalf of third parties. We have two primary operating segments: Term Life Insurance and Investment and Savings Products.

•

Term Life Insurance.    We distribute term life insurance products in North America that we originate through our three life insurance company subsidiaries, Primerica Life, NBLIC and Primerica Life Canada. Investment income earned on assets supporting our required statutory reserves and targeted capital is allocated to our Term Life Insurance segment.

•

Investment and Savings Products.    We distribute mutual funds, variable annuities and segregated funds. In the United States, we distribute mutual fund products of several third-party mutual fund companies and variable annuity products of MetLife and its affiliates. In Canada, we offer our own Primerica-branded mutual funds, funds of well-known mutual fund companies and segregated funds underwritten by Primerica Life Canada. Revenues associated with these products are comprised of commissions and fees earned at the time of sale, fees based on the asset values of client accounts and administrative and custodial fees charged on a per-account basis.

We also have a Corporate and Other Distributed Products segment, which consists primarily of revenues and expenses related to other distributed products, including loans, various insurance products and prepaid legal services. These products are distributed pursuant to distribution arrangements with third parties, except for certain life and disability insurance products underwritten by us that are not distributed through our sales force. In addition, our Corporate and Other Distributed Products segment includes unallocated corporate income and expenses, and realized gains and losses on our invested asset portfolio.

The table below reflects the profit and loss of each of our operating segments and the relative contribution of each segment to our combined revenues and benefits and expenses for the year ended December 31, 2009, on an actual and pro forma basis after giving effect to the Transactions, and for the year ended December 31, 2008 on an actual basis.

	Year ended December 31, 2009				Year ended December 31, 2008
	Actual		Pro forma		Actual
	$	%	$	%	$	%
	(dollars in thousands)
Term Life Insurance
Revenue	$1,751,968	79%	$459,811	51%	$1,682,852	77%
Benefits and expenses(1)	1,083,053	74%	288,191	42%	1,161,203	63%

Segment income before income taxes	$668,915		$171,620		$521,649

Investment and Savings Products
Revenue	$300,140	14%	$300,140	33%	$386,508	18%
Benefits and expenses	206,736	14%	206,736	30%	261,345	14%

Segment income before income taxes	$93,404		$93,404		$125,163

Corporate and Other Distributed Products
Revenue	$168,293	8%	$143,434	16%	$127,584	6%
Benefits and expenses(2)	170,657	12%	187,157	28%	421,360	23%

Segment (loss) before income taxes	$(2,364)		$(43,723)		$(293,776)

Total
Revenue	$2,220,401	100%	$903,385	100%	$2,196,944	100%
Benefits and expenses	1,460,446	100%	682,084	100%	1,843,908	100%

Net income before income taxes	$759,955		$221,301		$353,036

(1)	Includes $191.7 million pre-tax charge due to a change in our deferred policy acquisition costs and reserve estimation approach implemented as of December 31, 2008.
(2)	Includes a goodwill impairment charge resulting from impairment testing as of December 31, 2008.

Business Trends and Conditions

As a financial services company, the relative strength and stability of North American financial markets and economies affects our profitability. Our business is, and we expect will continue to be, influenced by a number of industry-wide and product-specific trends and conditions.

Economic and financial market conditions in North America deteriorated throughout 2008, accelerating in the second half of 2008 and into early 2009. Conditions stabilized, and in some limited instances improved, toward the end of 2009. Nevertheless, declining business and consumer confidence, rising unemployment, concerns over inflation, the lack of available credit, the collapse of the U.S. mortgage market and a declining real estate market in the United States contributed to an economic slowdown and severe recession, the effects of which are continuing. Credit markets continue to experience reduced liquidity, higher than historical volatility and wider credit spreads across numerous asset classes as the financial markets grapple with counterparty risk and defaults. The failure or near failure of a number of large financial service companies resulted in government intervention. Downgrades in ratings and a weakening of the overall economy during such periods all contributed to illiquidity and declining asset values.

These challenging market and economic conditions and rising unemployment levels influenced, and will continue to influence, investment and spending decisions by middle income consumers. Sales and the value of consumer investment products across a wide spectrum of asset classes, as well as consumer spending and borrowing levels, declined precipitously during the financial crisis. Although our operations remained profitable through these challenging times, we were not immune to these macro economic trends and market forces affecting our industry. These conditions have had and will continue to have an adverse effect on our operations and prospects, which are summarized below.

Term life insurance products.    Sales volume of our term life insurance products has remained stable. For example, we issued 233,800 new policies for the year ended December 31, 2009 as compared to 241,173 and 244,733 new policies for the years ended December 31, 2008 and 2007, respectively. Despite this stability with respect to new policy sales, we experienced a slight decline in the average face amount of our newly-issued policies and higher lapse rates for our in-force term life insurance policies. We believe these trends stem primarily from economic hardship as middle income families seek to conserve cash and reduce expenses.

Sales of investment and savings products.    We experienced reduced demand for our investment and savings products as a result of volatility and uncertainty in the equity markets. Sales of investment and savings products were $3.0 billion for the year ended December 31, 2009 as compared to $4.5 billion and $5.2 billion for the years ended December 31, 2008 and 2007, respectively.

Decline in asset values.    A significant percentage of revenues in our Investment and Savings Products segment are derived from commission and fee revenues that are based on the value of assets in client accounts. These assets are invested in diversified funds comprised primarily of U.S. and Canadian equity securities. As equity markets fell dramatically in the second half of 2008, the value of these portfolios declined significantly and redemption rates increased, which adversely affected our revenues from these sources. For example, the average value of assets in client accounts was $26.6 billion for the year ended December 31, 2009 as compared to $32.2 billion for the year ended December 31, 2008, a decline of 17%.

Invested asset portfolio losses.    We experienced significant realized and unrealized losses on our invested asset portfolio, consisting primarily of asset-backed and corporate debt securities. Our corporate bond portfolio experienced a significant decline in value due to ratings downgrades and credit concerns and our mortgage-backed securities portfolio became increasingly illiquid through the second half of 2008 and early 2009, resulting in declines in carrying values and other-than-temporary impairment charges. These trends reversed during the second, third and fourth quarters of 2009, with strengthening market conditions substantially reducing our unrealized losses as of December 31, 2009. Following this offering, our expected portfolio will be substantially smaller than our current portfolio and will be comprised of a different mix of invested assets. For additional information about our expected portfolio at the time of the offering, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investments” below.

Tightening of credit.    As the financial sector experienced mounting investment losses and increasing default rates on mortgage loans and asset-backed securities in 2008 and early 2009, the banking industry experienced a severe contraction in consumer lending. Credit and underwriting standards have tightened significantly across the industry, including at Citi, which currently originates the loans that we distribute. These tighter credit and underwriting standards have made it difficult for our middle income clients to qualify for loans, which has adversely affected our sales of these products. In addition, more stringent licensing requirements for the sale of mortgage loan products have been imposed under the recently-adopted SAFE Act, which will continue to reduce the size of our sales force eligible to distribute loan products in the United States. We experienced a significant decline in the sale of loan products in recent periods. For the year ended December 31, 2009, sales of loan products declined 56% to $1.9 billion from $4.4 billion for the year ended December 31, 2008. For the year ended December 31, 2008, sales of loan products declined 15% from $5.1 billion for the year ended December 31, 2007. Although these products did not significantly contribute to our historical earnings, they were an important source of our sales force compensation.

Reinsurance.    Due to our extensive use of reinsurance, we are exposed to the credit risks of our reinsurers because we remain ultimately liable to policyholders for the full amount of obligations under the policies we underwrite. Despite the collapse and near collapse of several large financial institutions during the financial crisis, we have thus far avoided counterparty defaults under our reinsurance treaties. The majority of our reinsurers have retained strong financial strength ratings; however, two of our reinsurers (Scottish Re (U.S.) Inc., which is under regulatory supervision, and Conseco Health Insurance Company, which has an A.M. Best Financial Strength rating of “B”) have financial strength ratings that are well below where they were when we entered into our contracts. A third reinsurer, Senior Health Insurance of Pennsylvania, administers and reinsures a small block of Long Term Care policies, which was transferred from a Conseco subsidiary to an independent trust, created by the Pennsylvania Insurance Department. It is overseen by a board of trustees and is operating without a profit motive. Senior Health Insurance of Pennsylvania’s management has chosen to withdraw from the A.M. Best rating process. In addition, liquidity concerns and overall financial weakness have led to a contraction in various types of reinsurance arrangements, particularly those designed to provide insurers with statutory capital financing. We have not experienced material increases in the cost of our reinsurance arrangements in recent periods, but our costs may increase in the future, particularly if significant industry participants fail or otherwise stop providing the type of reinsurance we use.

Canadian dollar fluctuations.    For the years ended December 31, 2009, 2008 and 2007, we derived approximately 13%, 15% and 13% of our revenues, respectively, from our Canadian businesses. In recent periods, exchange rate fluctuations have been significant. The exchange rate between the U.S. dollar and the Canadian dollar over those periods fluctuated approximately 34%, from a minimum of 0.788 Canadian dollars per U.S. dollar to a maximum of 1.053 Canadian dollars per U.S. dollar.

Factors Affecting our Results

Term Life Insurance.    Our Term Life Insurance segment results are affected by the size and characteristics of our in-force book of term life insurance policies. The size of the in-force book is a function of the sale of new coverages and the number and size of policies that lapse or terminate. Characteristics of the in-force book include the amount and type of applicable coverage and average pricing terms (which are influenced by the average policy size, average issue age of policyholders and underwriting class). Our in-force term insurance policies have “level” premiums for the stated term period, which means the policyholder pays the same amount each year. Initial policy term periods are between 10 and 35 years (with policies with 20-year terms or more accounting for 81% of the face amount of the policies we issued in 2009) and the average face amount of our in-force policies was approximately $279,000 as of December 31, 2009. Premiums are guaranteed to remain level during the initial term period, up to a maximum of 20 years in the United States. While premiums remain level over the initial term period, our claim obligations generally increase with increases in the age of policyholders. In addition, we incur significant upfront costs in acquiring new insurance business. Our deferral and amortization of policy acquisition costs and reserving methodology are designed to match the recognition of premium revenues with the timing of upfront acquisition costs and the payment of claims obligations, such that profits are realized ratably with the level premiums of the underlying policies.

We believe our Term Life Insurance segment results are primarily driven by the following factors:

•	Sales. Sales volume affects the size of the in-force book of policies on which we earn premium revenues.

•

Accuracy of our pricing assumptions.    The profitability of our life insurance operations is dependent upon our ability to price policies appropriately for the levels of risk we assume and to recover our client acquisition and administration costs. Our pricing decisions are based on policy characteristics and historical experience regarding persistency and mortality.

•

Reinsurance.    We have used a combination of coinsurance and YRT reinsurance in the past to manage our risk profile. Accordingly, our results for any given fiscal period are significantly influenced by the level, mix and cost of reinsurance employed by us.

•	Investment income. We allocate investment income to our Term Life Insurance segment each fiscal period based on our required statutory reserves and targeted capital for such period.

•	Expenses. Term Life Insurance segment results are also affected by variances in client acquisition, maintenance and administration expense levels.

Sales.    Sales of new term policies are vital to our results over the long term but do not materially affect our results in the period in which sales are made. Premium revenue is recognized as it is earned over the term of the policy and acquisition expenses are generally deferred and amortized ratably with the level premiums of the underlying policies. However, because we incur significant cash outflows at or about the time policies are issued, including the payment of sales commissions and underwriting costs, changes in life insurance sales volume will have a more immediate effect on our cash flows.

Historically, we have found that while sales volume of term life insurance products between any given fiscal periods may vary based on a variety of factors, the productivity of our individual sales representatives remains within a relatively narrow range and, consequently, our sales volume over the longer term generally correlates to the size of our sales force. The following table sets forth the average number of licensed term life insurance sales representatives and the number of term life insurance policies issued during the periods presented, as well as the average monthly rate of new policies issued per licensed sales representative:

	Year ended December 31,
	2009	2008	2007
Average number of life insurance sales representatives	100,569	99,361	97,103
Number of new policies issued	233,837	241,173	244,733
Average monthly rate of new policies issued per licensed sales representative	0.19x	0.20x	0.21x

Our ability to increase the size of our sales force is largely based on the success of our recruiting efforts and our ability to train and motivate recruits to obtain licenses to sell life insurance. We believe that recruitment levels are an important advance indicator of sales force trends, and growth in recruiting is usually indicative of growth in the overall size of the sales force. However, recruiting results do not always result in proportionate increases in the size of our licensed sales force. For example, in the past, spikes in recruitment levels at times have been followed by declines in the percentage of recruits obtaining licenses. In addition, the average time period it takes for a recruit to obtain a license is approximately three months; accordingly, there is an inherent time lag between successful recruiting efforts and consequent increases in the number of licensed sales representatives.

Accuracy of our pricing assumptions.    Our pricing methodology is intended to provide us with appropriate profit margins for the risks we assume. We determine pricing classifications based on the coverage sought, such as the size and term of the policy, and certain policyholder attributes, such as age and health. Because we offer unisex rates for our term life insurance policies, our prices do not vary by gender. Our pricing assumptions that underlie our rates are based upon our best estimates of mortality and persistency rates at the time of issuance and expected investment yields, sales force commission rates, issue and underwriting expenses, operating expenses and the characteristics of the insureds, including sex, age, underwriting class, product and amount of coverage. Our results will be affected to the extent there is a variance between our pricing assumptions and actual experience.

Persistency.    We use historical experience to estimate pricing assumptions for persistency rates. Persistency is a measure of how long our insurance policies stay in-force. As a general matter, persistency that is lower than our pricing assumptions adversely affects our results over the long term because we lose the recurring revenue stream associated with the policies that lapse. Determining the near-term effects of changes in persistency is more complicated. Under our current future policy benefits and DAC amortization method, when persistency is lower than our pricing assumptions, we must accelerate the amortization of deferred acquisition costs. The disproportionate increase in amortization expense is offset by a release of reserves associated with lapsed policies, which causes a reduction in benefits and claims expense. The reserves associated with any given policy will change over the term of such policy. As a general matter, reserves are lowest at the inception of a policy term (when claims experience is the lowest) and rise steadily to a peak before declining to zero at the expiration of the policy term. Accordingly, depending on when the lapse occurs in relation to the overall policy term, the reduction in benefits and claims expense may be greater or less than the increase in amortization expense and, consequently, the effects on earnings for a given period could be positive or negative. Persistency levels are meaningful to our results to the extent actual experience deviates from the persistency assumptions used to price our products. Historically, our persistency rates at most policy durations have been stable and higher than pricing assumptions. Since late 2007, our persistency rate has declined at most policy durations, but has generally remained higher than pricing assumptions at later durations. We believe the decline in persistency is primarily attributable to the economic slowdown. However, a portion of this decline is attributable to the fact that we started issuing 20-year term policies in late 1986 and a significant volume of these policies began reaching the end of their initial term during 2007. The volume of policies reaching the end of their initial terms has stabilized, but will continue to cause our aggregate persistency rate to be lower in future periods than historical norms.

Mortality.    We use historical experience to estimate pricing assumptions for mortality. Our profitability is affected to the extent actual mortality rates differ from those used in our pricing assumptions. Although we currently mitigate a significant portion of our mortality exposure through reinsurance, we remain exposed to variances between actual mortality experience and our estimates on a significant percentage of our in-force book, particularly legacy policies that were issued prior to our use of YRT reinsurance in 1994. In prior periods, we have benefited significantly from favorable mortality variances on policies in issue years prior to our use of YRT. Since the vast majority of these polices have reached the end of their initial term in recent years these benefits will not be significant in future periods. Another factor influencing our mortality risk is a contract provision in some of our existing policies that permits policyholders to convert to new coverage at the expiration of the policy term without completion of a medical examination and satisfaction of other underwriting criteria applicable to new policies. These converted policies tend to have high mortality experience. In connection with the Citi reinsurance transactions, Citi will be entitled to receive a substantial portion of the net premiums and Citi will assume the obligation to pay policy claims in respect of policies issued pursuant to these conversion features through December 31, 2016. The net premiums and policy claims in respect of policies converted after 2016 will not be for the account of Citi. Variances between actual mortality experience and the assumptions and estimates used by our reinsurers also affect the cost and potentially the availability of reinsurance.

Reinsurance.    We use reinsurance extensively, which has a significant effect on our results of operations. In evaluating our comparative results, it is important to understand and consider the relative levels and mix of reinsurance treaties in effect during each of the comparative periods. Prior to 1990, we primarily reinsured on a coinsurance basis. Coinsurance is a form of reinsurance under which the reinsurer receives a specified percentage of the direct premiums, pays a specified percentage of claims and benefits, shares in the initial and ongoing maintenance expenses and maintains a proportionate share of the future policy benefit reserves and related assets. In a coinsurance type of reinsurance arrangement, the reinsurer assumes substantially all of the risks and rewards associated with the percentage of the reinsured block of policies subject to the reinsurance treaty, although the primary insurer, known as the “ceding insurer,” remains ultimately liable to policyholders in the event the reinsurer fails to perform its obligations. Accordingly, coinsurance effectively reduces the size of the ceding company’s in-force book in proportion to the percentage of the in-force book subject to coinsurance.

We retained 100% of the risks and rewards of policies issued between January 1992 and June 1994, other than for a small number of policies with a face amount exceeding $1,000,000, for which we reinsured the coverage in excess of such amount.

Since June 1994, we have reinsured between 60% and 90% of the mortality risk on our U.S. term life insurance policies on a YRT basis. We have not generally reinsured the mortality risk on Canadian term life insurance polices, except for policies issued between April 2000 and December 2003. YRT reinsurance permits us to fix future mortality exposure at contractual rates by policy class. To the extent actual mortality experience is more or less favorable than the contractual rate, the reinsurer will earn incremental profits or bear the incremental cost, as applicable. In contrast to coinsurance, which is intended to eliminate all risks (other than counterparty risk of the reinsurer) and rewards associated with a specified percentage of the block of policies subject to the reinsurance arrangement, the YRT reinsurance arrangements we enter into are intended only to reduce volatility associated with variances between estimated and actual mortality rates.

The table below reflects the portion of our term life insurance in-force book subject to YRT and coinsurance reinsurance as a percentage of the total face amount of our in-force block as of the dates presented:

	As of December 31,
	2009	2008	2007
Reinsurance
YRT	61.6%	60.7%	58.3%
Coinsurance	3.1%	3.6%	4.5%

The following summarizes the effect of our reinsurance arrangements on ceded premiums and benefits and claims on our combined statement of income:

•

Ceded premiums.    Ceded premiums are the premiums we pay to reinsurers. These amounts are deducted from the direct premiums we earn to calculate our net premium revenues. Similar to direct premium revenues, ceded coinsurance premiums remain level over the initial term of the insurance policy. Ceded YRT premiums increase with increases in the period that the policy has been in-force. Accordingly, ceded YRT premiums constitute an increasing percentage of direct premiums over the policy term.

•

Benefits and claims.    Benefits and claims include incurred claim amounts and changes in future policy benefit reserves. Both coinsurance and YRT reinsurance reduce incurred claims in direct proportion to the percentage ceded. Coinsurance reduces the change in reserves in direct proportion to the ceding percentage. YRT reduces the change in reserves in an increasing amount over time with increases in the period that the policy has been in-force.

Except for the Citi reinsurance transactions, we have no current intention to enter into coinsurance arrangements in the near term. Our legacy coinsurance arrangements will not materially affect our results for periods following this offering. We expect to continue to use YRT reinsurance at or near historical levels. We may alter our reinsurance practices at any time due to the unavailability of YRT reinsurance at attractive rates or the availability of alternatives to reduce our risk exposure.

Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. We, as the insurer, are required to pay the full amount of death benefits even in circumstances where we are entitled to receive payments from the reinsurer. Due to factors such as insolvency, adverse underwriting results or inadequate investment returns, our reinsurers may not be able to pay the reinsurance recoverables they owe to us on a timely basis or at all. Reinsurers might refuse or fail to pay losses that we cede to them or might delay payment. Any such failure to pay by our reinsurers could have a material adverse effect on our business, financial condition and results of operations.

Investment and Savings Products.    Results in our Investment and Savings Products segment are driven by sales of mutual funds and variable annuities, the value of assets in client accounts for which we earn ongoing service and distribution fees and the number of fee generating accounts we administer. The table below sets forth the aggregate investment value of sales of investment and savings products, average asset values for accounts that generate asset-based revenues, the average number of fee-generating accounts, and the commissions and fees earned from these drivers by the Investment and Savings Products segment for the periods presented:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Product sales
Mutual funds	$1,821,005	$2,808,957	$3,432,883
Variable annuities	922,563	1,157,479	1,297,623

Total sales for which we earn sales-based revenues	2,743,568	3,966,436	4,730,506

Segregated funds	263,074	491,953	458,962

Total	$3,006,642	$4,458,389	$5,189,468

Average asset values
Mutual funds	$19,372,957	$24,209,867	$28,006,958
Variable annuities	5,446,397	6,004,225	6,625,010
Segregated funds	1,792,253	1,949,788	1,742,081

Total	$26,611,607	$32,163,879	$36,374,049

Average number of fee generating accounts
Recordkeeping accounts	2,839	3,082	3,208
Custodial accounts	2,058	2,223	2,302

Segment Commissions & Fees
Sales-based	$118,798	$168,614	$212,626
Asset-based	127,581	158,934	170,277
Account-based	43,247	47,243	48,615

Total Investment and Savings
Product Commissions and Fees	$289,626	$374,791	$431,518

While our investment and savings products all have similar long-term earnings characteristics, our results in a given fiscal period are affected by changes in the overall mix of products within these broad categories. Examples of changes in the sales mix that influence our periodic results include the following:

•

sales of a higher proportion of mutual fund products of the several mutual fund families for which we act as recordkeeper will generally increase our earnings because we are entitled to recordkeeping fees on these accounts;

•

sales of variable annuity products in the United States will generate higher revenues in the period such sales occur than sales of other investment products that either generate lower upfront revenues or, in the case of segregated funds, no upfront revenues;

•	sales and administration of a higher proportion of mutual funds that enable us to earn marketing and support fees will increase our revenues and profitability; and

•	sales of a higher proportion of retirement products of several mutual fund families will tend to result in higher revenue generation due to our ability to earn custodial fees on these accounts.

Sales.    We earn commissions and fees, such as dealer re-allowances, and marketing and support fees, based on sales of mutual fund products and variable annuities. Sales of investment and savings products are influenced by the overall demand for investment products in North America, as well as by the size and productivity of our sales force. We generally experience a slight degree of seasonality in our Investment and Savings Products segment results due to our high concentration of sales of retirement account products. These accounts are typically funded in February through April, coincident with the tax return preparation season.

While we believe the size of our sales force is a factor in driving sales volume in this segment, there are a number of other variables that may have a significantly greater effect on sales volume in any given fiscal period. During the fourth quarter of 2008 and the year ended December 31, 2009, we experienced lower sales of our investment and savings products as a result of consumers seeking safety from market turbulence and uncertainty. Even though the capital markets have stabilized in recent months, unemployment and other factors continue to dampen demand for investment and savings products, particularly among our middle income clients. It is difficult to determine how long these conditions will continue or how long it will take for market conditions to return to historically normal levels.

Asset values.    We earn marketing and distribution fees (so-called “trail commissions” or, with respect to U.S. mutual funds, “12b-1 fees”) on mutual fund, variable annuity and segregated funds products based on asset values in client accounts. Our investment and savings products primarily consist of funds comprised of equity securities. Asset values are influenced by new product sales, ongoing contributions to existing accounts, redemptions and changes in equity markets, net of expenses. The table below reflects the changes in asset values during the periods presented:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Asset values (beginning of period)	$24,406,788	$37,300,483	$34,190,353
Inflows	2,959,583	4,380,508	5,088,212
Redemptions	(2,997,076)	(4,156,318)	(4,171,136)
Change in market value, net	6,615,700	(13,117,885)	2,193,054

Asset values (end of period)	$30,984,995	$24,406,788	$37,300,483

Accounts.    We earn recordkeeping fees for administrative functions we perform on behalf of several of our mutual fund providers and custodial fees for services as a non-bank custodian for certain of our mutual fund clients’ retirement plan accounts. Our aggregate number of fee generating accounts has been declining in recent periods due primarily to lower sales of funds for which we provide a recordkeeping function.

Corporate and Other Distributed Products.    In addition to our term life insurance and investment and savings products, we earn revenues and pay commissions and referral fees from the distribution of loans, various other insurance products, prepaid legal services and other products, all of which are originated by third parties. Our New York life insurance subsidiary, NBLIC, also underwrites a mail-order student life policy and a short-term disability benefit policy, which is a state-mandated policy for certain employees in the states of New York and New Jersey, neither of which is distributed by our sales force, and also has in-force policies from several discontinued lines of insurance.

In addition, our Corporate and Other Distributed Products segment is affected by unallocated corporate income and expenses, printing operations, net investment income (other than net investment income allocated to our Term Life Insurance segment), administrative and sales force expenses (other than expenses that are allocated to our Term Life Insurance or Investment and Savings Products segments) and realized gains and losses on our invested asset portfolio.

In prior years, the sale of loan products has enabled us to help our clients consolidate their debt and has provided a source of significant compensation for our sales force, but has not been a significant source of earnings for us. For example, loan sales accounted for less than 1% of our combined pre-tax earnings in 2009, approximately 1% in 2008, and less than 1% in 2007. Our loan business is in a period of significant transition. Consistent with steps taken by other lenders generally, beginning in 2008, our lenders began implementing more rigorous credit standards, including more restrictive loan-to-value ratio requirements and more restrictive underwriting criteria, which have adversely affected the number of loans that we have sold since the second half of 2008. We anticipate these rigorous standards will be maintained in the near term and may become more restrictive in the future. In addition, the number of our sales representatives in the United States who are authorized to sell mortgage loans has decreased and we expect will continue to decrease due to the introduction of individual licensing requirements required by the recently enacted SAFE Act. Please see the section entitled “Risk Factors — Risks Related to Our Loan Business.”

Critical Accounting Policies

Our accounting policies are described in Note 2 — “Summary of Significant Accounting Policies” to our combined financial statements appearing elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be most critical to an understanding of our financial statements. The application of these policies requires significant judgment with respect to inherently uncertain matters. As is the case with other companies that have life insurance operations, the most significant items on the balance sheet are based on fair value determinations, accounting estimates and actuarial determinations which are susceptible to changes in future periods and which affect our results of operations.

Investments.    We hold fixed-maturity securities, including bonds and redeemable preferred stocks, and equity securities, including common and non-redeemable preferred stock and certain other financial instruments. These invested assets are classified as available-for-sale, except for the securities of our U.S. broker-dealer subsidiary, which are classified as trading securities. All of these securities are carried at fair value.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. All invested assets carried at fair value are classified and disclosed in one of the following three categories:

•

Level 1.    Quoted prices for identical instruments in active markets. Level 1 primarily consists of financial instruments whose value is based on quoted market prices in active markets, such as exchange-traded common stocks and actively traded mutual fund investments.

•

Level 2.    Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed-maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities and certain non-exchange-traded derivatives, such as currency swaps and forwards.

•

Level 3.    Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also use non-binding broker quotes. This category primarily consists of non-agency mortgage-backed securities and certain less liquid fixed-maturity corporate securities.

As of each reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the fair value and hierarchy classifications of our invested asset portfolio, which is carried at fair value, as of December 31, 2009:

	As of December 31, 2009
	Actual
	$	%
	(dollars in thousands)
Level 1	$15,575	*
Level 2	5,657,655	88%
Level 3	771,271	12%

Total	$6,444,501	100%

*	Less than 1%

As shown in the table above, the vast majority of our investment securities are valued using Level 2 inputs. These fair values are obtained primarily from industry-standard pricing methodologies using market observable information. Because many fixed income securities do not trade on a daily basis, fair value is determined using industry-standard methodologies by applying available market information through processes such as U.S. Treasury curves, benchmarking of like-securities, sector groupings, quotes from market participants and matrix pricing. Observable information is compiled and integrates relevant credit information, perceived market movements and sector news. Additionally, security prices are periodically back-tested to validate and/or refine models as conditions warrant. Market indicators and industry and economic events are also monitored as triggers to obtain additional data. For certain structured securities with limited trading activity, industry-standard pricing methodologies use adjusted market information, such as index prices or discounting expected future cash flows, to estimate fair value. If these measures are not deemed observable for a particular security, the security will be classified as Level 3.

Where specific market information is unavailable for certain securities, pricing models produce estimates of fair value primarily using Level 2 inputs along with certain Level 3 inputs. These models include matrix pricing, which uses current treasury rates and credit spreads received from third-party sources to estimate fair value. The credit spreads incorporate the issuer’s industry- and/or issuer-specific credit characteristics and the security’s time to maturity, if warranted. Remaining unpriced securities are valued using an estimate of fair value based on indicative market prices that include significant unobservable inputs not based on, nor corroborated by, market information, including the utilization of non-binding broker quotes.

Changes in the fair value of trading securities are included in net investment income in the period in which the change occurred. We also elected the fair value option for equity investments that are not in the Russell 3000 Index. Changes in the fair value of such investments are also recorded in net investment income.

Unrealized gains and losses on our available-for-sale securities are included as a separate component of accumulated other comprehensive income, unless a decline is deemed to be other-than-temporary.

Other-than-temporary impairments on investment securities.

Unrealized gains and losses on our available-for-sale portfolio are included as a separate component of accumulated other comprehensive income. For periods through December 31, 2008, if a decline in the fair value of an available-for-sale security was judged to be other-than-temporary, a charge was recorded as a realized loss.

In the first quarter of 2009, we adopted FSP SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320-10/FSP SFAS No. 115-2/124-2), which amends the recognition guidance for other-than-temporary impairments, or OTTI, of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. As a result, our combined statements of income reflect the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that we intend to sell or would more-likely-than-not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale debt securities that management has no intent to sell and believes that it is more-likely-than-not will not be required to be sold prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the impairment is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security. As a result of the adoption of the FSP, our income before income taxes for the year ended December 31, 2009 was higher by $13.6 million than it would have been had the FSP not been adopted.

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value is both objective and subjective and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. Management evaluates a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks.

For certain securitized financial assets with contractual cash flows, including asset-backed securities, we periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources along with certain assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a security that has a fair value below its cost until recovery, or since the first quarter of 2009, the intent to sell or whether it is more-likely-than-not we would be required to sell the investment before the expected recovery of the amortized cost basis. Securities that are in an unrealized loss position are reviewed at least quarterly for other-than-temporary impairment.

Other categories of fixed income securities that are in an unrealized loss position are also reviewed at least quarterly to determine if an other-than-temporary impairment is present based on certain quantitative and qualitative factors. We consider a number of factors in determining whether the impairment is other-than-temporary. These include: (1) actions taken by rating agencies, (2) default by the issuer, (3) the significance of the decline, (4) the intent and ability to hold the investment until recovery or since the first quarter of 2009, the intent to sell or whether it is more-likely-than-not we would be required to sell the investment before the expected recovery of the amortized cost basis, (5) the time period during which the decline has occurred, (6) an economic analysis of the issuer, (7) the financial strength, liquidity, and recoverability of the issuer, and (8) an analysis of the underlying collateral. A review is performed each quarter to evaluate the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures that are considered. Other-than-temporary analysis of our equity securities primarily focuses on the severity of the unrealized losses as well as the length of time the security’s fair value has been below amortized cost.

The table below sets forth net other-than-temporary impairments recognized in earnings through the periods presented:

	For the year ended December 31,
	2009	2008	2007
	(in thousands)
Other-than-temporary impairments	$61,394	$114,022	$6,334

For additional information about impairments on our invested asset portfolio, see Note 4 “Investments — Other-Than-Temporary Impairment” to our combined financial statements appearing elsewhere in this prospectus.

Interest income on fixed-maturity investments is recorded when earned using an effective yield-to-maturity method, which gives consideration to amortization of premiums and accretion of discounts. Dividend income on equity securities is recorded when declared. Included within the fixed-maturity securities portfolio are loan-backed and asset-backed securities. Amortization of the premiums or accretion of the discount uses the retrospective method. These amounts are included in net investment income in the combined statements of income. The effective yield used to determine amortization and accretion is calculated based on actual and historical projected future cash flows, which are obtained from a widely accepted data provider and updated quarterly.

Deferred policy acquisition costs, or DAC.    The costs of acquiring new business are deferred to the extent that they vary with, and are primarily related to, the acquisition of such new business. These costs mainly include commissions and policy issue expenses. The recovery of such costs is dependent on the future profitability of the related policies, which, in turn, is dependent principally upon investment returns, mortality, persistency and the expense of administering the business, as well as upon certain economic variables, such as inflation. Deferred policy acquisition costs are subject to recoverability testing on an annual basis or when circumstances indicate that recoverability is uncertain. We make certain assumptions regarding persistency, expenses, interest rates and claims. The assumptions for these types of products may not be modified (or “unlocked”) unless recoverability testing deems them to be inadequate. Assumptions are updated for new business to reflect the most recent experience. Deferrable insurance policy acquisition costs are amortized over the premium-paying period of the related policies in proportion to premium income. Deferrable acquisition costs for Canadian segregated funds are amortized over the life of the policies in relation to estimated gross profits before amortization. If actual lapses are different from pricing assumptions for a particular period, the deferred policy acquisition cost amortization will be affected. If the number of policies that lapse are 1% higher than the number of policies that we expected to lapse in our pricing assumptions, approximately 1% more of the existing deferred policy acquisition cost balance will be amortized, which would have been equal to approximately $27.9 million as of December 31, 2009 (assuming such lapses were distributed proportionately among policies of all durations). We believe that a lapse rate in the number of policies that is 1% higher than the rate assumed in our pricing assumptions is a reasonably possible variation. Higher lapses in the early durations would have a greater effect on deferred policy acquisition cost amortization since the deferred policy acquisition cost balances are higher at the earlier durations. Differences in actual mortality rates compared to our pricing assumptions will not have a material effect on deferred policy acquisition cost amortization. Due to the inherent uncertainties in making assumptions about future events, materially different experience from expected results in persistency or mortality could result in a material increase or decrease of deferred acquisition cost amortization in a particular period.

Future policy benefit reserves.    We calculate and maintain reserves for the estimated future payment of claims to our policyholders based on actuarial assumptions and in accordance with industry practice and GAAP. Many factors can affect these reserves, including mortality trends, investment yields and persistency. Similar to the DAC discussion above, the assumptions used to establish reserves cannot be modified over the policy term unless recoverability testing deems them to be inadequate. Therefore, the reserves we establish are based on estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. If actual lapses are different from pricing assumptions for a particular period, the change in the future policy benefit reserves will be affected. If the number of policies that lapse are 1% higher than the number of policies that we expected to lapse in our pricing assumptions, approximately 1% more of the future policy benefit reserves will be released, which would have been equal to approximately $42.0 million as of December 31, 2009 (assuming such lapses were distributed proportionately among policies of all durations). The future policy benefit reserves released from the additional lapses would have been offset by the release of the corresponding reinsurance reserves of approximately $6.8 million as of December 31, 2009. Higher lapses in the later durations would have a greater effect on the release of future policy benefit reserves since the future policy benefit reserves are higher at the later durations. Differences in actual mortality rates compared to our pricing assumptions will not have a material effect on future policy benefit reserves. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments. Liabilities for future policy benefits on our term life insurance products have been computed using a net level method, including assumptions as to investment yields, mortality, persistency, and other assumptions based on our experience.

Reinsurance.    We use reinsurance extensively. We determine if a contract provides indemnification against loss or liability in relation to the amount of insurance risk to which the reinsurer is subject. We review all contractual terms, particularly those that may limit the amount of insurance risk to which the reinsurer is subject, that may delay the timely reimbursement of claims. If we determine that the possibility of a significant loss from insurance risk will occur only under remote circumstances, we record the contract under the deposit method of accounting with the net amount receivable reflected in other assets on our combined balance sheets. The reinsurance contracts in effect at December 31, 2009 meet the risk transfer provisions of ASC 944-20. Ceded policy reserves and claims liabilities relating to insurance ceded under these contracts are shown as due from reinsurers in our combined balance sheets. We believe that one of the Citi reinsurance transactions (a 10% YRT transaction with an experience refund provision) will have limited transfer of insurance risk and that there will be only a remote chance of loss under the contract. We will record the transaction under the deposit method of accounting. We believe the other Citi reinsurance transactions will meet the risk transfer provisions of ASC 944-20. Please see the pro forma combined financial statements included elsewhere in this prospectus.

Ceded premiums are treated as a reduction of direct premiums and are recognized when due to the assuming company. Ceded claims are treated as a reduction of direct benefits and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as a reduction of benefits and are recognized during the applicable financial reporting period. Under YRT arrangements, the ceded reserve is determined by matching the expected reinsurance premiums less reinsurance claims to the direct premiums collected from the policyholder.

We used coinsurance for policies issued prior to 1991 and are entering into coinsurance arrangements with Citi in connection with this offering. Expense allowances in the early years of our existing coinsurance treaties that exceeded the ultimate allowances payable in later years were deferred and amortized over the lives of the policies. Amortization of these deferred allowances is treated as a reduction of direct amortization of deferred policy acquisition costs. Ceded future policy benefit reserves for coinsurance are determined in the same manner as direct policy reserves.

Claim liabilities and policy benefits are calculated consistently for all policies, regardless of whether or not the policy is reinsured. Once the direct claim liabilities are estimated, the amounts attributable to the reinsurers are estimated. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. We monitor claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed to ensure that appropriate amounts are ceded. We analyze and monitor the creditworthiness of each of our reinsurers to minimize collection issues. For reinsurance contracts with unauthorized reinsurers, we require collateral such as letters of credit.

Change in DAC and reserve estimation approach.    Prior to the end of 2008, our DAC and reserve estimation approach grouped policies with similar characteristics, aggregating policies by issue year to estimate

DAC and reserve liabilities. Changes in the mix of our portfolio of in-force policies evolved in recent years as a large block of in-force policies reached the end of their initial level premium periods. The resulting incremental variability in the portfolio introduced complexity in grouping policies to perform actuarial estimates under the prior approach. Our prior approach did not have the capability to perform policy-by-policy calculations, which we addressed by the implementation of a new valuation system. In connection with this valuation system change, we revised our estimates of DAC and our policy reserves.

The impact of this change in 2008 was a pre-tax loss of approximately $191.7 million. Due to this change in our DAC and reserve estimation approach, our combined financial statements and financial information for our Term Life Insurance segment for periods prior to 2008 are not directly comparable to financial statements prepared for 2008 and periods following this change.

The impact of this change on individual line items of our combined statement of income for the years ended December 31, 2009 and 2008 is set forth below under “— Results of Operations — Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008 — Term Life Insurance Segment” and “— Results of Operations — Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007 — Term Life Insurance Segment.” The adjustments relating to the change in estimates is set forth in the table below. Following the table is an overview of the factors that resulted in the adjustments to DAC, future policy benefit reserves and due from reinsurers resulting from the change in our DAC and reserve estimation approach.

Adjustments for change in DAC and reserve estimation approach
(in thousands)
Change in estimates
Due from reinsurers	$(48,653)
DAC	179,391
Future policy benefits	(322,997)

Total	$(192,259)

Impact on DAC.    Under the new approach, the DAC balance is adjusted to reflect differences between pricing assumptions and actual persistency. For example, if actual persistency is lower than our pricing assumptions for a given period, we would reduce the DAC balance (to remove the asset associated with the policies that lapsed in excess of the lapses implicit in our pricing assumptions) and, conversely, if persistency is higher than our pricing assumptions for a given period, we would increase the DAC balance. Under this approach, the relationship between expected future premium revenues and the DAC balance remains relatively constant over time. Therefore the percentage of net premiums needed to amortize the DAC balance is a relatively fixed percentage.

Under the prior approach, the DAC balance was not immediately adjusted for variances between pricing assumptions and actual persistency and, accordingly, the relationship between expected future premium revenues and the DAC balance varied from year-to-year with variances in actual persistency and pricing assumptions. Under the prior approach, the percentage of net premiums needed to amortize the DAC balance would be adjusted to account for these variations. For example, if actual persistency was lower than our pricing assumptions for a given period, we would expect lower future net premiums and would therefore increase the percentage of those future net premiums needed to amortize the DAC balance and, conversely, if persistency was higher than our pricing assumptions, we would expect higher future net premiums and would therefore decrease the percentage of those future net premiums needed to amortize the DAC balance.

In periods prior to the change, actual persistency was generally higher than our historical pricing assumptions, which did not change or “unlock” the DAC immediately for reporting periods in which actual persistency differed from expected pricing persistency, but rather resulted in annual reductions in the percentage of net premiums needed to amortize the DAC balance. As a result of the change, the cumulative effect of these historical variations between actual persistency and our pricing assumptions resulted in a $179.4 million increase in the DAC balance as of December 31, 2008. Because the DAC balance was increased under the new approach, a higher percentage of expected future net premiums will be required to amortize the DAC balance, which will result in higher amortization in future periods under the new estimation approach than we would have had under the prior estimation approach.

Impact on future policy benefits (reserves).    Under the new approach, the policy reserve balance is adjusted to reflect differences between pricing assumptions and actual persistency. For example, if actual persistency is lower than our pricing assumptions for a given period, we would decrease the reserve balance and, conversely, if persistency is higher than our pricing assumptions for a given period, we would increase the reserve balance. Under this approach, the relationship between expected future premium revenues and the reserve balance remains relatively constant at any given point in time. Therefore the percentage of expected future net premiums needed to fund the reserve balance is a relatively fixed percentage.

Under the prior approach, the reserve balance was not immediately adjusted for variances between pricing assumptions and actual persistency and, accordingly, the relationship between expected future net premiums and the reserve balance varied from year-to-year with variances in actual persistency and pricing assumptions. If actual persistency was lower than our pricing assumptions, the percentage of net premiums needed to fund the smaller claim obligation associated with a fewer number of polices in-force would decrease and, conversely, if actual persistency was higher than our pricing assumptions, the percentage of net premiums needed to fund the additional claim obligation associated with a higher number of polices in-force would increase. These annual adjustments to the percentage of net premiums needed to fund the reserves would effectively spread the impact of the variation between pricing assumptions and actual persistency over the remaining term of the policies.

As indicated above, in historical periods prior to the change, actual persistency was generally higher than our pricing assumptions, which did not change or “unlock” the reserve balance, but resulted in annual increases in the percentage of net premiums needed to fund the additional claim obligations. As a result of adopting the new approach, the cumulative effect of these historical variations between actual persistency and our pricing assumptions resulted in a $323.0 million increase in the reserve balance at December 31, 2008. The higher reserve balance will require a lower percentage of expected future net premiums to fund the net policy reserve balance and our benefits and claims will be lower in periods following the change than would be the case under the prior approach.

Impact on due from reinsurers.    Due from reinsurers includes ceded reserves for coinsurance and YRT reinsurance. Coinsurance reserves increased approximately $35 million as a result of persistency as described under Impact on future policy benefits. Persistency had a minimal impact on YRT reserves since actual persistency has been closer to pricing persistency for the issue years in which YRT reinsurance has been used. Due to the non-level nature of YRT, the change from the prior aggregate approach to the new policy-by-policy approach resulted in a decrease in YRT reserves of approximately $83 million, which, together with the $35 million increase in coinsurance reserves, resulted in a $48 million decrease in the due from reinsurers.

Impact on premiums.    We pay ceded premiums on an annual basis. The change in our DAC and reserve estimation approach warranted the implementation of a system designed to perform policy-by-policy estimates. Concurrent with the system implementation, we modified our mechanical calculation of premiums and other corresponding items. Our accounting for reinsurance premiums is consistent with the guidance in ASC 944-605. Prior to our implementation of our new valuation system, we recorded coinsurance premiums on a monthly basis. Using our new valuation system, we record ceded premiums at the time the annual premium obligation to the reinsurer is due. The change in approach resulted in a $57.8 million increase in ceded premiums in the fourth quarter of 2008, which was offset by a corresponding change in ceded benefit reserves of $46.8 million and related expense allowance accruals of $8.8 million. A minor change occurred in the estimation of direct premiums due from policyholders of $6.9 million to account for definitional differences, offset by corresponding changes to direct benefit reserves of $3.4 million and related expense accruals of $0.7 million. In total, the impact on premiums changes was $0.5 million. Ceded premiums recorded in periods following the change are not expected to be materially different than ceded premiums that would have been recorded under the prior approach.

These adjustments are set forth in the table below:

Adjustments for change in DAC and reserve estimation approach
(in thousands)
Ceded premiums	$(57,810)
Ceded benefit reserves	46,826
Ceded allowances	8,801
Direct premium accruals	6,870
Direct benefit reserves	(3,435)
Expense accruals	(712)

Total	$540

Accounting for reinstatements.    Effective January 1, 2007, we adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1/ASC 944-30). ASC 944-30 provides accounting guidance on internal replacements of certain insurance contracts and investment contracts. Prior to our adoption of SOP 05-1, we treated reinstatements as a continuation of the original policy. In accordance with ASC 944-30, we now treat policy reinstatements as terminations and new issues. The adoption of SOP 05-1 required us to change our original pricing assumptions for in-force policies to account for the increase in terminations, which effectively lowered our persistency assumptions. This change effectively resulted in lower benefit reserves and DAC balances as of January 1, 2007. DAC amortization will be higher for periods following the adoption of SOP 05-1 than would be the case under the prior approach due to the increased percentage of expected future net premiums needed to amortize DAC. Conversely, reserve changes will be lower for periods following the adoption of SOP 05-1 than would be the case under the prior approach due to the decrease in the percentage of expected future net premiums needed to fund future claims. The adoption of SOP 05-1 resulted in an increase to 2007 opening retained earnings of $19.7 million after tax.

Goodwill.    Goodwill represents an acquired company’s acquisition cost over the fair value of the net tangible and intangible assets acquired. Goodwill is subject to annual impairment tests or periodic testing if circumstances indicate impairment may have occurred. Goodwill is allocated to our reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. In performing a goodwill review, we are required to make an assessment of fair value of goodwill and other indefinite-lived intangible assets. When determining fair value, we use various assumptions, including projections of future cash flows and discount rates.

We perform an impairment test for goodwill annually as of July 1 and whenever an impairment indicator exists. The first step of the impairment test compares the fair value of a reporting unit to its carrying amount to identify potential impairment. If the carrying amount of a reporting unit exceeds its fair value, we proceed to the second step of the impairment analysis. The second step compares the implied fair value of reporting unit goodwill with the carrying amount to measure the amount of impairment loss, if any.

We also are required to test goodwill for impairment whenever events or circumstances make it more likely than not that impairment may have occurred. During the period beginning mid-November through year end 2008, we observed rapid deterioration in the financial markets, as well as in the global economic outlook. As such, we performed another goodwill impairment test as of December 31, 2008. The non-life reporting unit fair value exceeded its book value and, as such, did not require any further impairment analysis. However, the fair value of the life reporting unit was determined to be less than its book value. Therefore, we performed step two of the goodwill impairment analysis for the life unit to determine the appropriate amount of goodwill that should remain on the balance sheet, if any.

The second step of the goodwill impairment analysis involves calculating the implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. If the amount of the goodwill allocated to the reporting unit exceeds the implied fair value of the goodwill in the pro forma purchase price allocation, an impairment charge is recorded for the excess. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

In our valuation models as of December 31, 2008, we determined that the market deterioration, including the liquidity crisis, resulted in a significant increase in the discount rates being used to value businesses relative to prior periods. Specifically, we observed that discount rates had risen significantly during the last quarter of 2008, which in turn resulted in a sharp decline in value.

Using discount rates and various other market assumptions relevant as of December 31, 2008, we valued the net assets and identifiable intangibles of our life reporting unit using a discounted cash flow method. The second step of the impairment analysis determined that the entire amount of goodwill in our life reporting unit should be written-off. A significant portion of the value of our discounted cash flows were related to the intangible asset representing our distribution model, which exceeded its carrying value and no additional impairments were noted related to that asset.

As a result, we recorded a pre-tax impairment charge of $195.0 million in the Corporate and Other Distributed Products segment.

Income taxes.    Our federal income tax return is consolidated into Citi’s federal income tax return. The method of allocation between companies is pursuant to our tax sharing agreement with Citi. Allocation is based upon separate return calculations with credit for net losses as utilized. Allocations are calculated and settled quarterly. In establishing a provision for income tax expense, we must make judgments and interpretations about the applicability of inherently complex tax laws of the jurisdictions in which we transact business. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Foreign currency translation.    Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using period-end spot foreign exchange rates. As of December 31, 2009, approximately 9% of our combined assets (excluding assets in respect of Canadian segregated funds) were translated from Canadian dollars. Revenues and expenses are translated monthly at amounts that approximate weighted average exchange rates, with resulting gains and losses included in stockholders’ equity. Approximately 13%, 15% and 13% of total revenues for the years ended December 31, 2009, 2008 and 2007, respectively, were translated from Canadian dollars.

Revenues

Our revenues are primarily derived from term life insurance premiums, commissions, marketing and support fees, and other fees from the sale of investment and savings products and investment income. Our revenues consist of the following:

•

Net premiums.    Reflects direct premiums payable by our policyholders on our in-force insurance policies, primarily term life insurance, net of reinsurance premiums that we pay to third-party reinsurers.

•

Net investment income.    Represents income generated by our invested asset portfolio, which consists primarily of interest income earned on fixed-maturity investments. Investment income earned on assets supporting our statutory reserves and targeted capital is included in our Term Life Insurance segment, with the balance included in our Corporate and Other Distributed Products segment.

•

Commissions and fees.    Commissions and fees consist primarily of dealer re-allowances earned on the sales of investment and savings products, trail commissions based on the asset values of client accounts, marketing and support fees from product originators, custodial fees for services rendered in our capacity as nominee on client retirement accounts funded by mutual funds on our servicing platform, recordkeeping fees for mutual funds on our servicing platform and fees associated with the sale of other distributed products.

•	Realized investment gains (losses), including OTTI. Reflects the difference between amortized cost and amounts realized on sale of investment securities, as well as OTTI charges.

•

Other, net.    Reflects revenues generated from the fees charged for access to our sales force website, printing revenues from the sale of printed materials, incentive fees and reimbursements from product originators, Canadian licensing fees, sales of merchandise to sales representatives, mutual fund customer service fees, fees charged to sales representatives related to life insurance processing responsibilities, and interest charges received from or paid to reinsurers on late payments.

Benefits and Expenses

Our primary expenses are benefits to policyholders and changes in reserve balances, amortization of deferred costs associated with the sale of term life insurance, including sales commissions paid to our sales representatives and underwriting expenses, indirect costs associated with the sale of term life insurance that are not deferred and other operating expenses and sales commissions paid to our sales representatives on savings and other financial products. Our operating expenses consist of the following items:

•	Benefits and claims. Reflects the benefits and claims payable on insurance policies, as well as changes in our reserves for policy claims and other benefits payable, net of reinsurance.

•

Amortization of DAC.    Represents the amortization of capitalized costs associated with the sale of an insurance policy, including sales commissions, medical examination and other underwriting costs and other acquisition-related costs, are amortized over the initial term of the policy.

•	Insurance commissions. Reflect sales commissions in respect of insurance products that are not eligible for deferral.

•

Insurance expenses.    Reflect non-capitalized insurance expenses, including staff compensation, technology and communications, insurance sales force-related costs, printing, postage and distribution of insurance sales materials, outsourcing and professional fees, premium taxes, amortization of certain intangibles and other corporate and administrative fees and expenses related to our insurance operations.

•	Sales commissions. Represent commissions to our sales representatives in connection with the sale of investment products and products other than insurance products.

•

Other operating expenses.    Consist primarily of expenses that are unrelated to the distribution of insurance products, including staff compensation, technology and communications, various sales force-related costs, printing, postage and distribution of sales materials, outsourcing and professional fees, amortization of certain intangibles and other corporate and administrative fees and expenses.

We allocate certain operating expenses associated with our sales representatives, including supervision, training and legal, to our two primary operating segments generally based on the average number of licensed representatives in each segment for a given period. We also allocate technology and occupancy costs based on usage. Costs that are not allocated to our two primary segments are included in our Corporate and Other Distributed Products segment.

Results of Operations

Set forth below is management’s explanation of changes in our results of operations for the years ended December 31, 2009, 2008 and 2007, respectively. The explanations of changes in our combined results for each comparative period are intended to highlight how relative changes in the performance of each operating segment affected our company as a whole. Following the discussion of combined results for each period is a more detailed discussion of changes in the comparative information for each of our operating segments.

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

Consolidated Overview

	Year ended December 31,		Change
	2009	2008	$	%
	(dollars in thousands)
Revenues
Direct premiums	$2,112,781	$2,092,792	$19,989	*
Ceded premiums	(610,754)	(629,074)	18,320	-3%

Net premiums	1,502,027	1,463,718	38,309	3%
Net investment income	351,326	314,035	37,291	12%
Commissions and fees	335,986	466,484	(130,498)	-28%
Other, net	53,032	56,187	(3,155)	-6%
Realized investment (losses) gains , including OTTI	(21,970)	(103,480)	81,510	-79%

Total revenues	2,220,401	2,196,944	23,457	1%
Benefits and expenses
Benefits and claims	600,273	938,370	(338,097)	-36%
Amortization of DAC	381,291	144,490	236,801	164%
Insurance commissions	34,388	23,932	10,456	44%
Insurance expenses	148,760	141,331	7,429	5%
Sales commissions	162,756	248,020	(85,264)	-34%
Goodwill impairment	—	194,992	(194,992)	*
Other operating expenses	132,978	152,773	(19,795)	-13%

Total benefits and expenses	1,460,446	1,843,908	(383,462)	-21%

Income before income taxes	759,955	353,036	406,919	115%
Income taxes	265,366	185,354	80,012	43%

Net income	$494,589	$167,682	$326,907	195%

* Less than 1%, or not meaningful

Income before income taxes. Income before income taxes increased $406.9 million, or 115%, to $760.0 million for the year ended December 31, 2009 from $353.0 million for the year ended December 31, 2008. The increase reflected the impact of a $291.4 million increase in Corporate and Other Distributed Products, a $147.3 million increase in Term Life Insurance and a $31.8 million decrease in Investments and Savings Products.

Total revenues. Total revenues increased $23.5 million, or 1%, to $2.2 billion for the year ended December 31, 2009 from $2.2 billion for the year ended December 31, 2008. The increase reflected the impact of a $69.1 million increase in Term Life Insurance due to the change in our DAC and reserve estimation approach in 2008 and an increased allocation of net investment income; a $40.7 million increase in Corporate and Other Distributed Products, due primarily to a lower level of other-than-temporary impairments taken in 2009, partially offset by a decline in sales commissions from the sale of our loan products; and an $86.4 million decrease in Investment and Savings Products due to adverse market and economic conditions.

Total benefits and expenses. Total benefits and expenses decreased $383.5 million, or 21%, to $1.5 billion for the year ended December 31, 2009 from $1.8 billion for the year ended December 31, 2008. The decrease reflected the impact of a $250.7 million decline in Corporate and Other Distributed Products, which resulted from a $195.0 million goodwill impairment charge in 2008 and from a decline in commissions due to lower sales of loan products; a $78.2 million decrease in Term Life Insurance, primarily due to the impact of the change in our DAC and reserve estimation approach in 2008; and a $54.6 million decline due to lower sales commissions.

Income taxes. Income taxes increased $80.0 million, or 43%, to $265.4 million for the year ended December 31, 2009 from $185.4 million for the year ended December 31, 2008. The effective tax rate was 34.9% and 52.5% for the years ended December 31, 2009 and 2008, respectively. The decrease in the effective tax rate was primarily a result of the $195.0 million non-tax deductible goodwill impairment charge recognized in 2008. Excluding the effect of the goodwill impairment charge, the effective tax rate would have been 33.2% for the year ended December 31, 2008.

Term Life Insurance Segment

	Year ended December 31,		Change
	2009	2008	$	%
	(dollars in thousands)
Revenues
Direct premiums	$2,030,988	$2,007,339	$23,649	1%
Ceded premiums	(596,791)	(613,386)	16,595	-3%

Net premiums	1,434,197	1,393,953	40,244	3%
Allocated net investment income	284,115	254,566	29,549	12%
Other, net	33,656	34,333	(677)	-2%

Total revenues	1,751,968	1,682,852	69,116	4%
Benefits and expenses
Benefits and claims	559,038	894,910	(335,872)	-38%
Amortization of DAC	371,663	131,286	240,377	183%
Acquisition and operating expenses, net of deferrals	152,352	135,007	17,345	13%

Total benefits and expenses	1,083,053	1,161,203	(78,150)	-7%

Segment income before income taxes	$668,915	$521,649	$147,266	28%

Our Term Life Insurance results set forth above for the year ended December 31, 2009 are not directly comparable to results for the year ended December 31, 2008 due to a change in our DAC and reserve estimation approach implemented in the fourth quarter of 2008. For information about this change, please see the section entitled “—Critical Accounting Policies—Change in DAC and reserve estimation approach” above. The impact of this change on our Term Life Insurance results for the year ended December 31, 2009 is illustrated in the table below:

	Actual year-to-year change		Adjustment for change in DAC and reserve estimation approach	Year-to-year change (Before change in DAC and reserve estimation approach)
	$	%		$	%
	(dollars in thousands)
Direct premiums	$23,649	1%	$(6,870)	$30,519	2%
Ceded premiums	$16,595	-3%	$57,810	$(41,215)	-7%
Benefits and claims	$(335,872)	-38%	$(328,258)	$(7,614)	*
Amortization of DAC	$240,377	183%	$179,391	$60,986	46%
Acquisition and operating expenses, net of deferrals	$17,345	13%	$8,088	$9,257	7%
Segment income before income taxes	$147,266	28%	$191,718	$(44,452)	-8%

*	Less than 1%

In-force book.    The following table reflects changes in our in-force book of term life insurance policies for the periods presented:

	Year ended December 31,		Change
	2009	2008	$	%
	(dollars in millions)
Face amount in-force (beginning of period)	$633,467	$632,086	$1,381	*
Issued face amount	80,497	87,279	(6,782)	-8%
Terminations and other changes	(63,769)	(85,898)	22,129	-26%

Face amount in-force (end of period)	$650,195	$633,467	$16,728	3%

*	Less than 1%

The in-force book increased $16.7 billion, or 3%, to $650.2 billion as of December 31, 2009 from $633.5 billion as of December 31, 2008. Issued face amount decreased $6.7 billion, or approximately 8%, due to slightly lower sales force productivity and lower average size of policies issued. Terminations and other changes decreased by $22.1 billion. The decrease in the value of the Canadian dollar, as measured against the U.S. dollar and as applied to our total book of in-force policies, resulted in a $25.1 billion decrease in terminations and other changes, which was partially offset by an increase in lapses.

Net premiums.    Net premiums increased $40.2 million, or 3%, to $1.43 billion for the year ended December 31, 2009 from $1.39 billion for the year ended December 31, 2008. Direct premiums increased $23.6 million, or 1%, to $2.03 billion for 2009 from $2.01 billion for 2008. Of this increase, $30.5 million was attributable to an increase in the size of the in-force book, partially offset by $6.9 million attributable to the change in our DAC and reserve estimation approach in 2008. Ceded premiums decreased by $16.6 million, or 3%, to $596.8 million for the year ended December 31, 2009 from $613.4 million for the year ended December 31, 2008. Ceded YRT premiums, which increase over time with increases in the aging of policies as well as an overall increase in the percentage of the in-force block subject to YRT reinsurance, were higher by $41.2 million. This increase was more than offset by the ceded premium impact of the DAC and reserve estimation approach implemented in 2008 of $57.8 million.

Allocated net investment income.    Allocated net investment income increased $29.5 million, or 12%, to $284.1 million for the year ended December 31, 2009 from $254.6 million for the year ended December 31, 2008. This increase primarily resulted from growth in the book value of invested assets and higher book yield.

Other, net.    Other, net decreased $0.7 million, or 2%, to $33.7 million for the year ended December 31, 2009 from $34.3 million for the year ended December 31, 2008. This decrease was primarily due to lower receipts from sales force recruits for licensing related fees.

Benefits and claims.    Benefits and claims decreased $335.9 million, or 38%, to $559.0 million for the year ended December 31, 2009 from $894.9 million for the year ended December 31, 2008. Of this decrease, $328.3 million was attributable to the change in our DAC and reserve estimation approach implemented in 2008. The remaining decrease of $7.6 million was attributable to lower reserve increases. The lower reserve increases resulted from a lower percentage of expected future net premiums needed to fund future claims due to our change in DAC and reserve estimation approach in 2008, offset by actual persistency that was higher than our pricing assumption on older blocks of insurance, which caused a greater increase in the reserve balance in 2009.

Amortization of DAC.    Amortization of DAC increased $240.4 million, or 183%, to $371.7 million for the year ended December 31, 2009 from $131.3 million for the year ended December 31, 2008. This increase was primarily attributable to the $179.4 million impact of the change in our DAC and reserve estimation approach implemented in 2008. The remaining $60.9 million increase resulted from a higher percentage of net premiums needed to amortize the higher DAC balance resulting from the change in our DAC and reserve estimation approach in 2008. We also adjusted our estimation for waiver of premium coverages to reflect additional lapses that occur at the end of the initial level premium period, resulting in an approximately $14 million increase in DAC amortization.

Acquisition and operating expenses, net of deferrals.    Acquisition and operating expenses, net of deferrals, increased $17.3 million, or 13%, to $152.4 million for the year ended December 31, 2009 from $135.0 million for the year ended December 31, 2008. This increase was primarily attributable to a $9.0 million increase in nondeferrable commissions related to a special incentive compensation payment to the sales force and an $8.1 million adjustment in expense allowance accruals made in conjunction with the change in DAC and reserve estimation approach.

Investments and Savings Products Segment

	Year ended December 31,		Change
	2009	2008	$	%
	(dollars in thousands)
Revenues
Commissions and fees	$289,626	$374,791	$(85,165)	-23%
Other, net	10,514	11,717	(1,203)	-10%

Total revenues	300,140	386,508	(86,368)	-22%
Expenses
Commission expenses, including amortization of DAC	143,000	193,148	(50,148)	-26%
Other operating expenses	63,736	68,197	(4,461)	-7%

Total expenses	206,736	261,345	(54,609)	-21%

Segment income before income taxes	$93,404	$125,163	$(31,759)	-25%

Commissions and fees.

The following table sets forth a breakdown of our commissions and fees and the aggregate investment value of sales of investment and savings products that generate sales-based revenue, asset values for accounts that generate asset-based revenues and the number of fee-generating accounts:

	Year ended December 31,		Change
	2009	2008	$	%
	(dollars and accounts in thousands)
Revenue source
Sales-based revenues	$118,798	$168,614	$(49,816)	-30%
Asset-based revenues	$127,581	$158,934	$(31,353)	-20%
Account-based revenues	$43,247	$47,243	$(3,996)	-8%
Revenue metric
Product sales	$2,743,568	$3,966,436	$(1,222,868)	-31%
Average account values	$26,611,607	$32,163,880	$(5,552,273)	-17%
Average number of fee-generating accounts	2,839	3,082	(243)	-8%

Commissions and fees decreased $85.2 million, or 23%, to $289.6 million for the year ended December 31, 2009 from $374.8 million for the year ended December 31, 2008. This decrease resulted primarily from declines in sales-based revenues and asset-based revenues of $49.8 million and $31.4 million, respectively. The decline in sales-based revenue resulted from adverse economic and market conditions. The decline in asset-based revenue resulted from lower account values during the period due to lower equity valuations in the United States and Canada beginning in the second half of 2008 and continuing through the fourth quarter of 2009. Account-based revenues declined $4.0 million as a result of lower sales of funds for which we act as recordkeeper. Differences in the percentage change between commission and fee revenues and underlying revenue metrics were primarily attributable to changes in the product mix, none of which was deemed material on an individual basis in the comparative periods, as well as small variances attributable to averaging.

Other, net.    Other, net decreased $1.2 million, or 10%, to $10.5 million for the year ended December 31, 2009 from $11.7 million for the year ended December 31, 2008. The decrease resulted from lower incentive payments received from product originators in 2009.

Commission expenses, including amortization of DAC.    Commission expenses, including amortization of DAC, decreased $50.1 million, or 26%, to $143.0 million for the year ended December 31, 2009 from $193.1 million for the year ended December 31, 2008. This decrease resulted from declines in sales activity and asset values as a result of adverse economic and market conditions.

Other operating expenses.    Other operating expenses decreased $4.5 million, or 7%, to $63.7 million for the year ended December 31, 2009 from $68.2 million for the year ended December 31, 2008. This decrease was primarily the result of a $0.7 million decline in administrative fees paid on Canadian segregated fund products due primarily to a decline in underlying asset values, $1.4 million lower incentive compensation accruals for 2009, and $0.8 million lower call center and other outsourcing expenses.

Corporate and Other Distributed Products Segment

	Year ended December 31,		Change
	2009	2008	$	%
	(dollars in thousands)
Revenues
Net premiums	$67,830	$69,765	$(1,935)	-3%
Allocated net investment income	67,211	59,469	7,742	13%
Commissions and fees	46,360	91,693	(45,333)	-49%
Other, net	8,862	10,137	(1,275)	-13%
Realized investment gains (losses), including OTTI	(21,970)	(103,480)	81,510	-79%

Total revenues	168,293	127,584	40,709	32%
Benefits and expenses
Benefits and claims	41,235	43,461	(2,226)	-5%
Insurance acquisition and operating expense, net of deferrals	26,339	25,976	363	1%
Other distributed product expenses and commissions	46,159	82,641	(36,482)	-44%
Goodwill impairment	—	194,992	(194,992)	*
Other unallocated corporate expenses	56,924	74,290	(17,366)	-23%

Total benefits and expenses	170,657	421,360	(250,703)	-59%

Segment loss before income taxes	$(2,364)	$(293,776)	$291,412	99%

*	Less than 1%, or not meaningful

Net premiums.    Net premiums decreased $1.9 million, or 3%, to $67.8 million for the year ended December 31, 2009 from $69.8 million for the year ended December 31, 2008. This decrease primarily resulted from a decline in premiums from our other insurance products.

Allocated net investment income.    Allocated net investment income increased $7.7 million, or 13%, to $67.2 million for the year ended December 31, 2009 from $59.5 million for the year ended December 31, 2008. This increase primarily relates to an increase in invested assets and higher book yield, offset by a slight decline in the percentage of invested assets allocated to Corporate and Other Distributed Products. The decrease in the percentage of invested assets allocated to Corporate and Other Distributed Products resulted from a slight increase in the allocation to Term Life Insurance due to higher statutory reserve and capital requirements.

Commissions and fees.    Commissions and fees decreased $45.3 million, or 49%, to $46.4 million for the year ended December 31, 2009 from $91.7 million for the year ended December 31, 2008. This decrease in commissions and fees was attributable to a decline in sales of loan products. Loan sales were depressed due to adverse economic conditions and tightening credit standards. Sales of loan products declined 56% to $1.9 billion of loans for 2009 from $4.4 billion of loans for 2008.

Other, net.    Other, net decreased $1.3 million, or 13%, to $8.9 million for the year ended December 31, 2009 from $10.1 million for the year ended December 31, 2008. This decrease was primarily due to lower income from our print operations due to decreased sales to Citi affiliates.

Realized investment gains (losses), including OTTI.    Realized investment losses, including OTTI, decreased $81.5 million, or 79%, to a $22.0 million loss for the year ended December 31, 2009 from a $103.5 million loss for the year ended December 31, 2008. This decrease in losses resulted from higher gains from sale and lower other than-temporary impairments of invested assets for the year ended December 31, 2009.

Benefits and claims.    Benefits and claims decreased $2.2 million, or 5%, to $41.2 million for the year ended December 31, 2009 from $43.5 million for the year ended December 31, 2008, consistent with premium volumes.

Other distributed product expenses and commissions.    Other distributed product expenses and commissions decreased $36.5 million, or 44%, to $46.2 million for the year ended December 31, 2009 from $82.6 million for the year ended December 31, 2008. This decrease resulted primarily from a decline in commissions expense associated with declining sales of loan products.

Goodwill impairment.    We recognized a $195 million goodwill impairment charge resulting from a determination, based on impairment testing as of December 31, 2008, that maintaining the goodwill balance was unsupportable in light of the deterioration in financial markets and weak economic outlook at that time, among other factors. For additional information, please see “—Critical Accounting Policies – Goodwill” above.

Other unallocated corporate expenses.    Other unallocated corporate expenses decreased $17.4 million, or 23%, to $56.9 million for the year ended December 31, 2009 from $74.3 million for the year ended December 31, 2008. This decrease primarily reflected the impact of $9.5 million in retention bonuses paid in 2008, a $2.1 million reduction in incentive compensation and staffing related expenses (including salaries and benefits) in 2009, and a $2.0 million reduction in printing costs due to decreased sales of printing to other Citi affiliates.

Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

Consolidated Overview

	Year ended December 31,		Change
	2008	2007	$	%
	(dollars in thousands)
Revenues
Direct premiums	$2,092,792	$2,003,595	$89,197	4%
Ceded premiums	(629,074)	(535,833)	(93,241)	17%

Net premiums	1,463,718	1,467,762	(4,045)	*
Net investment income	314,035	328,609	(14,574)	-4%
Commissions and fees	466,484	545,584	(79,100)	-14%
Other, net	56,187	41,856	14,331	34%
Realized investment gains (losses), including OTTI	(103,480)	6,527	(110,007)	*

Total revenues	2,196,944	2,390,338	(193,394)	-8%

Benefits and expenses
Benefits and claims	938,370	557,422	380,948	68%
Amortization of DAC	144,490	321,060	(176,570)	-55%
Insurance commissions	23,932	28,003	(4,071)	-15%
Insurance expenses	141,331	137,526	3,805	3%
Sales commissions	248,020	296,521	(48,501)	-16%
Goodwill impairment	194,992	—	194,992	*
Other operating expenses	152,773	136,634	16,139	12%

Total benefits and expenses	1,843,908	1,477,166	366,742	25%

Income before income taxes	353,036	913,172	(560,136)	-61%
Income taxes	185,354	319,538	(134,184)	-42%

Net Income	$167,682	$593,634	$(425,952)	-72%

*	Less than 1%, or not meaningful

Income before income taxes.    Income before income taxes decreased $560.1 million, or 61%, to $353.0 million for the year ended December 31, 2008 from $913.2 million for the year ended December 31, 2007. The decrease was primarily attributable to a $361.1 million decline in Corporate and Other Distributed Products due primarily to a goodwill impairment charge of $195.0 million and to realize impairment losses on our invested assets of $114.0 million. Term Life Insurance decreased by $171.8 million due primarily to a change in our DAC and reserve estimation approach and Investment and Savings Products decreased $27.2 million due largely to lower sales activity and declines in asset values.

Total revenues.    Total revenues decreased $193.4 million, or 8%, to $2.2 billion for the year ended December 31, 2008 from $2.4 billion for the year ended December 31, 2007. The decrease was attributable to a $167.9 million decline in Corporate and Other Distributed Products, due primarily to realized investment losses resulting from impairment losses on our invested assets, lower allocation of net investment income and declines in the sale of loan products. Investment and Savings Products decreased by $53.4 million due primarily to declines in sales commissions received. These declines were partially offset by a $28.0 million increase in Term Life Insurance due to increased allocation of net investment income and higher subscription fees from our sales force website.

Total benefits and expenses.    Total benefits and expenses increased $366.7 million, or 25%, to $1.8 billion for the year ended December 31, 2008 from $1.5 billion for the year ended December 31, 2007. The increase was attributable to a $199.7 million increase in Term Life Insurance, due to the change in our DAC and reserve estimation approach and a $193.2 million increase in Corporate and Other Distributed Products, which primarily resulted from a goodwill impairment charge. These declines were partially offset by a $26.2 million decrease in Investment and Savings Products due primarily to lower sales volume.

Income taxes.    Income taxes decreased $134.2 million, or 42%, to $185.4 million for the year ended December 31, 2008 from $319.5 million for the year ended December 31, 2007. The effective rate was 52.5% and 35.0% for the years ended December 31, 2008 and 2007, respectively. This increase in the effective tax rate was primarily the result of the $195.0 million non-tax deductible goodwill impairment charge in 2008. Excluding the effect of the goodwill impairment charge, the effective tax rate would have been 33.2% for the year ended December 31, 2008.

Term Life Insurance Segment

	Year ended December 31,		Change
	2008	2007	$	%
	(dollars in thousands)
Revenues
Direct premiums	$2,007,339	$1,915,746	$91,593	5%
Ceded premiums	(613,386)	(520,165)	(93,221)	18%

Net premiums	1,393,953	1,395,581	(1,628)	*
Allocated net investment income	254,566	242,331	12,235	5%
Other, net	34,333	16,983	17,350	102%

Total revenues	1,682,852	1,654,895	27,957	2%
Benefits and expenses
Benefits and claims	894,910	513,232	381,678	74%
Amortization of DAC	131,286	314,193	(182,907)	-58%
Acquisition and operating expenses, net of deferrals	135,007	134,031	976	*

Total benefits and expenses	1,161,203	961,456	199,747	21%

Segment income before income taxes	$521,649	$693,439	$(171,790)	-25%

*	Less than 1%

Our Term Life Insurance results set forth above for the year ended December 31, 2008 are not directly comparable to results for the year ended December 31, 2007 due to a change in our DAC and reserve estimation approach implemented in the fourth quarter of 2008. For information about this change, please see the section entitled “— Critical Accounting Policies — Change in DAC and reserve estimation approach” above. The impact of this change on our Term Life Insurance results for the year ended December 31, 2008 is illustrated in the table below:

	Actual year-to-year change		Adjustment for change in DAC and reserve estimation approach	Year-to-year change (Before change in DAC and reserve estimation approach)
	$	%		$	%
	(dollars in thousands)
Direct premiums	91,593	5%	6,870	84,723	4%
Ceded premiums	(93,221)	18%	(57,810)	(35,411)	7%
Benefits and claims	381,678	74%	328,258	53,420	10%
Amortization of DAC	(182,907)	-58%	(179,391)	(3,516)	-1%
Acquisition and operating expenses, net of deferrals	976	1%	(8,088)	9,064	7%
Segment income before income taxes	(171,790)	-25%	(191,718)	19,928	3%

In-force book.    The following table reflects changes in our in-force book of term life insurance policies for the periods presented:

	Year ended December 31,		Change
	2008	2007	$	%
	(dollars in millions)
Face amount in-force (beginning of year)	$632,086	$599,470	$32,616	5%
Issued face amount	87,279	87,619	(340)	*
Terminations and other changes	(85,898)	(55,003)	30,895	56%

Face amount in-force (end of year)	$633,467	$632,086	$1,381	*

*	Less than 1%

The in-force book remained relatively unchanged, increasing $1.4 billion, or less than 1%, to $633.5 billion as of December 31, 2008 from $632.1 billion as of December 31, 2007. Issued face amount remained relatively consistent in 2008 as compared to 2007 due to slightly lower sales representative productivity, which was partially offset by a larger number of sales representatives. Terminations and other changes increased by $30.9 billion, of which approximately $24.5 billion resulted from decreases in the value of the Canadian dollar as measured against the U.S. dollar and applied to our total book of in-force. The remaining $6.4 billion increase in terminations and other changes resulted from increased lapses in 2008, primarily due to the weaker economy.

Net premiums.    Net premiums remained relatively unchanged at $1.4 billion for the year ended December 31, 2008. Direct premiums increased $91.6 million, or 5%, to $2.0 billion for the year ended December 31, 2008 from $1.9 billion for the year ended December 31, 2007. Of this increase, $84.7 million was attributable to an increase in the average size of the in-force book, and $6.9 million was attributable to the change in our DAC and reserve estimation approach. The increase was offset by an increase in ceded premiums. Ceded premiums increased by $93.2 million, of which $57.8 million was attributable to the change in our DAC and reserve estimation approach and $35.4 million was attributable to higher ceded YRT premiums, which increase over time with increases in the age of policyholders, as well as an overall increase in the percentage of the in-force book subject to reinsurance.

Allocated net investment income.    Allocated net investment income increased $12.2 million, or 5%, to $254.6 million for the year ended December 31, 2008 from $242.3 million for the year ended December 31, 2007. Allocated investment income increased $24.0 million resulting from an increase in the percentage of invested assets allocated to Term Life Insurance to 81% of total invested assets in 2008 from 74% in 2007. This increased allocation was caused by an increase in the amount required to support our required statutory reserves and targeted capital. This increase was offset by a $11.8 million decrease in allocated investment income resulting from a lower yield partially offset by growth in the book value of invested assets.

Other, net.    Other, net increased $17.4 million, or 102%, to $34.3 million for the year ended December 31, 2008 from $17.0 million for the year ended December 31, 2007. Of this increase, $15.3 million resulted from higher subscription revenues from our sales force website, which related to a change to the entry fee structure for our sales representatives. In November 2007, we reduced the upfront entry fee and began charging an ongoing fee to recruits for access to our sales force website. The balance of the increase primarily relates to a change in net interest income associated with amounts due to or from reinsurers.

Benefits and claims.    Benefits and claims increased $381.7 million, or 74%, to $894.9 million for the year ended December 31, 2008 from $513.2 million for the year ended December 31, 2007. Of this increase, $328.3 million was attributable to the change in our DAC and reserve estimation approach implemented as of December 31, 2008. Of the remaining $53.4 million, $31.7 million was attributable to the higher benefit reserve increase under the prior estimation approach in 2008 (which was applicable for the full year ended December 31, 2008) because actual persistency was higher than our pricing assumptions, which resulted in a higher percentage of net premiums needed to fund additional expected future claims. The remaining $21.7 million was due to increased claims consistent with the increases in the average size of the in-force book.

Amortization of DAC.    Amortization of DAC decreased $182.9 million, or 58%, to $131.3 million for the year ended December 31, 2008 from $314.2 million for the year ended December 31, 2007. This decrease was primarily attributable to the $179.4 million impact of the change in our DAC and reserve estimation approach.

Acquisition and operating expenses, net of deferrals.    Acquisition and operating expenses, net of deferrals, increased $1.0 million, or less than 1% to $135.0 million for the year ended December 31, 2008 from $134.0 million for the year ended December 31, 2007. This relatively minor increase primarily resulted from the following:

•

$5.4 million decrease in expenses resulting from an increase in reinsurance expense allowances (which offset expenses) attributable to the change in our DAC and reserve estimation approach, net of reductions due to the runoff of policies subject to coinsurance;

•	$4.2 million decrease in non-deferred sales commissions attributable to the run-off of renewal commissions on pre-1990 issues; and

•	$0.9 million decrease in incentive compensation expense.

The above decreases were more than offset by a $6.5 million increase in licensing and training costs due to the change in the entry fee structure for our sales representatives implemented in November 2007 and a $5.0 million increase in premium taxes due to an increase in the accrual rate.

Investments and Savings Products Segment

	Year ended December 31,		Change
	2008	2007	$	%
	(dollars in thousands)
Revenues
Commissions and fees	$374,791	$431,518	$(56,727)	-13%
Other, net	11,717	8,427	3,290	39%

Total revenues	386,508	439,945	(53,437)	-12%
Expenses
Commission expenses, including amortization of Deferred Policy Acquisition Costs	193,148	218,979	(25,831)	-12%
Other operating expenses	68,197	68,580	(383)	*

Total expenses	261,345	287,559	(26,214)	-9%

Segment income before income taxes	$125,163	$152,386	$(27,223)	-18%

*	Less than 1%

Commissions and fees.

The following table sets forth a breakdown of our commissions and fees and the aggregate investment value of sales of investment and savings products that generate sales-based revenue, asset values for accounts that generate asset-based revenues and the number of fee-generating accounts:

	Year ended December 31,		Change
	2008	2007	$	%
	(dollars and accounts in thousands)
Revenue source
Sales-based revenues	$168,614	$212,626	$(44,012)	-21%
Asset-based revenues	$158,934	$170,277	$(11,343)	-7%
Account-based revenues	$47,243	$48,615	$(1,372)	-3%
Revenue metric
Product sales	$3,966,436	$4,730,506	$(764,070)	-16%
Average account values	$32,163,880	$36,374,049	$(4,210,169)	-12%
Average number of fee-generating accounts	3,082	3,208	(126)	-4%

Commissions and fees decreased $56.7 million, or 13%, to $374.8 million for the year ended December 31, 2008 from $431.5 million for the year ended December 31, 2007. This decrease resulted from a $44.0 million decline in sales-based revenues, an $11.3 million decline in asset-based revenues and a $1.4 million decline in account-based revenues.

Sales-based revenues declined as a result of the following:

•	$29.2 million due to lower sales activity, as the amount of mutual fund and variable annuity products distributed declined due to adverse economic and market conditions in the second half of 2008;

•	$8.8 million due to the phase-in of a new variable annuity product in 2008 on which we earn lower sales-based commissions;

•	$3.8 million due to the cancellation of an underwriting concession fee arrangement with Legg Mason in 2008; and

•	$2.2 million due to additional compensation we received from a variable annuity originator based on sales volume in 2007 that was not earned in 2008.

Asset-based revenues decreased by $20.1 million as a result of a decline in the average aggregate asset value of client accounts. Asset values declined due to lower equity valuations and higher redemption rates during the second half of 2008. This decrease was partially offset by an $8.5 million increase in asset-based revenues due to changes in the product mix, particularly growth in the amount of Canadian segregated fund assets on which we earn higher asset-based revenues.

Account-based revenues declined $1.4 million as a result of lower sales of funds for which we act as recordkeeper.

Other, net.    Other, net increased $3.3 million, or 39%, to $11.7 million for the year ended December 31, 2008 from $8.4 million for the year ended December 31, 2007. This increase resulted from higher subscription revenues from our sales force website due to a change to the entry fee structure for our sales representatives implemented in November 2007.

Commission expenses, including amortization of DAC.    Commission expenses, including amortization of DAC decreased $25.8 million, or 12%, to $193.1 million for the year ended December 31, 2008 from $219.0 million for the year ended December 31, 2007. This decrease resulted primarily from declines in sales activity and asset values as a result of adverse economic and market conditions.

Other operating expenses.    Other operating expenses decreased $0.4 million, or 1%, to $68.2 million for the year ended December 31, 2008 from $68.6 million for the year ended December 31, 2007. This decrease resulted from a $1.2 million decrease in incentive compensation, partially offset by a $0.9 million increase in administrative fees on Canadian segregated funds.

Corporate and Other Distributed Products Segment

	Year ended December 31,		Change
	2008	2007	$	%
	(dollars in thousands)
Revenues
Net premiums	$69,765	$72,181	$(2,416)	-3%
Allocated net investment income	59,469	86,278	(26,809)	-31%
Commissions and fees	91,693	114,066	(22,373)	-20%
Other, net	10,137	16,446	(6,310)	-38%
Realized investment gains (losses), including OTTI	(103,480)	6,527	(110,007)	*

Total revenues	127,584	295,498	(167,914)	-57%
Benefits and expenses
Benefits and claims	43,461	44,189	(728)	-2%
Insurance acquisition and operating expense, net of deferrals	25,976	26,550	(574)	-2%
Other distributed product expenses & commissions	82,641	99,729	(17,088)	-17%
Goodwill impairment	194,992	—	194,992	*
Other unallocated corporate expenses	74,290	57,683	16,607	29%

Total benefits and expenses	421,360	228,151	193,209	85%

Segment income (loss) before income taxes	$(293,776)	$67,347	$(361,123)	*

*	Less than 1%, or not meaningful

Net premiums.    Net premiums decreased $2.4 million, or 3%, to $69.8 million for the year ended December 31, 2008 from $72.2 million for the year ended December 31, 2007. This decrease was primarily the result of a decline in premiums from runoff of discontinued lines of insurance.

Allocated net investment income.    Allocated net investment income decreased $26.8 million, or 31%, to $59.5 million for the year ended December 31, 2008 from $86.3 million for the year ended December 31, 2007. Allocated net investment income decreased $24.0 million as a result of a decrease in the percentage of invested assets allocated to Corporate and Other Distributed Products, which decreased from 26% of total invested assets in 2007 to 19% of total invested assets in 2008. The decrease in the percentage of invested assets allocated to Corporate and Other Distributed Products resulted from an increase in the allocation to Term Life Insurance due to higher statutory reserve and capital requirements of our insurance subsidiaries. The remaining $2.8 million decrease resulted from a lower yield, partially offset by growth in the book value of invested assets.

Commissions and fees.    Commissions and fees decreased $22.4 million, or 20%, to $91.7 million for the year ended December 31, 2008 from $114.1 million for the year ended December 31, 2007. Of this decrease, $19.1 million was attributable to a decline in sales of loan products and $3.3 million was attributable to a commission rate reduction on loan products effected in the third quarter of 2007. Loan sales were depressed in 2008 due to adverse economic conditions and the tightening credit standards. Sales of loan products declined 15% to $4.4 billion of loans in 2008 from $5.1 billion of loans in 2007.

Other, net.    Other, net decreased $6.3 million, or 38%, to $10.1 million for the year ended December 31, 2008 from $16.4 million for the year ended December 31, 2007. Of this decrease, $3.9 million resulted from a change in net interest income associated with amounts due to or from reinsurers and $2.5 million resulted from a reduction in income from our print operations due to decreased sales to other Citi affiliates.

Realized investment gains (losses), including OTTI.    Realized investment gains (losses), including OTTI, decreased $110.0 million to losses of $103.5 million for the year ended December 31, 2008 from gains of $6.5 million for the year ended December 31, 2007. This decrease resulted from an increase in other-than-temporary impairments on securities.

Benefits and claims.    Benefits and claims decreased $0.7 million, or 2%, to $43.5 million for the year ended December 31, 2008 from $44.2 million for the year ended December 31, 2007. This slight decline is consistent with the slight decline in premiums.

Insurance acquisition and operating expenses, net of deferrals.    Insurance acquisition and operating expenses, net of deferrals, decreased $0.6 million, or 2%, to $26.0 million for the year ended December 31, 2008 from $26.6 million for the year ended December 31, 2007. This decrease was primarily related to lower commissions on lower premiums and the runoff of discontinued lines of insurance.

Other distributed product expenses and commissions.    Other distributed product expenses and commissions decreased $17.1 million, or 17%, to $82.6 million for the year ended December 31, 2008 from $99.7 million for the year ended December 31, 2007. This decrease resulted from a decline in commissions expense attributable to a decline in sales of loan products.

Goodwill impairment.    We recognized a $195 million goodwill impairment charge resulting from a determination, based on impairment testing as of December 31, 2008, that maintaining the goodwill balance was unsupportable in light of the deterioration in financial markets and weak economic outlook, among other factors. For additional information, please see “— Critical Accounting Policies — Goodwill” above.

Other unallocated corporate expenses.    Other unallocated corporate expenses increased $16.6 million, or 29%, to $74.3 million for the year ended December 31, 2008 from $57.7 million for the year ended December 31, 2007. This increase in other unallocated corporate expenses includes the following:

•	$9.5 million related to retention bonuses paid in 2008;

•	$5.7 million related to incremental fees and expenses incurred in connection with contemplated strategic and financial transactions in 2008;

•	$4.1 million related to increased corporate expense allocations from Citi primarily for internal audit and information security services;

•	$2.0 million related to increased technology spending; and

•	$0.8 million increase in compensation and benefits.

The above increases were partially offset by a $3.9 million reduction in severance and other termination costs associated with more significant headcount reductions occurring in 2007 than occurred in 2008 and a $1.3 million reduction in incentive compensation.

Investments

Investment Strategy and Guidelines

We believe that we follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide adequate liquidity for the prompt payment of claims. To help ensure adequate liquidity for payment of claims, we take into account the maturity and duration of our invested asset portfolio and our general liability profile. In making investment decisions, we consider the impact of various catastrophic events to which we may be exposed. Our invested asset portfolio consists primarily of investment-grade, fixed-maturity securities. As of December 31, 2009, these securities represented 93% of our total investments and cash and cash equivalents, with the remainder invested in high-yield bond, equity securities and alternative investments.

In an effort to meet business needs and mitigate risks, our investment guidelines provide restrictions on our portfolio’s composition, including limits on asset type, sector limits, credit quality limits, portfolio duration, limits on the amount of investments in approved countries and permissible security types. We may also direct our investment managers to invest some of our invested asset portfolio in currencies other than the U.S. dollar. For example, a portion of our portfolio is invested in assets denominated in Canadian dollars which, at minimum, would equal our reserves for policies denominated in Canadian dollars.

Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Investment guideline restrictions have been established in an effort to minimize the effect of these risks but may not always be effective due to factors beyond our control. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our invested asset portfolio. Additionally, with respect to some of our investments, we are subject to prepayment and, therefore, reinvestment risk. Alternative investments subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.

We currently have an investment committee composed of members of our senior management team. Prior to completion of this offering, our investment committee will be expanded to include members of our board of directors. Our investment committee is responsible for establishing and maintaining our investment guidelines and supervising our investment activity. Our investment committee regularly monitors our overall investment results and our compliance with our investment objectives and guidelines, and upon completion of this offering, it will ultimately report our overall investment results to our board of directors.

Portfolio Following This Offering

After this offering, we expect to continue to follow what we believe to be a conservative investment strategy and we expect our invested asset portfolio to demonstrate similar characteristics to our invested asset portfolio prior to the offering. After this offering, we expect that approximately 95% of our portfolio will consist of fixed-maturity investments. We expect the average rating of our fixed-maturity portfolio will be single A, with an average duration of approximately three and one-half years. We expect the distribution of ratings of our fixed-income portfolio to be approximately 33% AAA, 8% AA, 21% A, 33% BBB, and 5% below investment grade.

After this offering, we expect to have a well-diversified portfolio across several asset classes. We expect approximately 50% of our invested asset portfolio to be publicly traded general corporate debt obligations and approximately 30% to be structured securities, including approximately 20% residential mortgage-backed securities and 10% commercial mortgage-backed and other asset-backed securities. Of the remaining portfolio, we expect approximately 5% to be private placements of corporate debt, with the remainder to be comprised of U.S. Treasury and other sovereign debt, municipal debt, equities, preferred and convertible securities, and cash. We expect the book yield of our portfolio after this offering to be approximately 5.5%. Over time, the composition and duration of our portfolio will vary depending on several factors including the yield curve and our opinion of the relative value among various asset classes.

Historical Portfolio Description

As of December 31, 2009, the carrying value of our invested asset portfolio was approximately $6.5 billion. The types of assets in our portfolio are influenced by various state laws that prescribe qualified invested assets. We invest in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the invested asset portfolio by asset type and credit exposure.

Derivatives

Derivative instruments are stated at fair value based on market prices. Gains and losses arising from forward contracts used to hedge foreign investments in our portfolio are a component of realized gains and losses in the accompanying combined statements of income. We have not held a material position in derivative securities during any of the comparative periods discussed in this section and are not currently party to any material derivatives transactions.

The following table sets forth our invested assets as of December 31, 2009 and December 31, 2008:

	As of December 31, 2009		As of December 31, 2008
	$	%	$	%
	(dollars in thousands)
Fixed-maturity investments, at fair value	$6,378,179	99%	$5,280,005	99%
Trading securities, at fair value	16,996	*	11,094	*
Equity securities, at fair value	49,326	*	36,055	*
Policy loans and other invested assets	26,947	*	28,304	*

Total investments	$6,471,448	100%	$5,355,458	100%

*	Less than 1%

Fixed-Maturity Investments and Equity Securities Available for Sale

As of December 31, 2009, the fair value of our available-for-sale fixed-maturity investments and equity securities was approximately $6.4 billion and $49.3 million, respectively. The cost or amortized cost, gross unrealized gains and losses and estimated fair value of our fixed-maturity and equity securities available for sale as of December 31, 2009 were as set forth in the following table:

	As of December 31, 2009
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)
Fixed-maturity investments and equity securities available-for-sale, carried at fair value
U.S. government and agencies	$18,452	$397	$(362)	$18,487
Foreign government	351,167	39,868	(604)	390,431
States and political subdivisions	35,591	1,044	(597)	36,038
Corporates	3,913,566	247,933	(43,852)	4,117,647
Mortgage-and asset-backed securities	1,819,282	65,675	(69,381)	1,815,576

Total fixed maturities	6,138,058	354,917	(114,796)	6,378,179

Total equities	45,937	4,111	(722)	49,326

Total	$6,183,995	$359,028	$(115,518)	$6,427,505

The scheduled maturity distribution of our available-for-sale fixed-maturity portfolio as of December 31, 2009 was as follows:

	As of December 31, 2009
	Cost or amortized cost	Fair value
	(in thousands)
Due in one year or less	$457,720	$468,416
Due after one year through five years	1,820,089	1,948,435
Due after five years through 10 years	1,577,133	1,691,928
Due after 10 years	463,834	453,824
Mortgage-and asset-backed securities	1,819,282	1,815,576

Total	$6,138,058	$6,378,179

A portion of our fixed-maturity investment portfolio is invested in residential mortgage-backed securities and other asset-backed securities. These holdings as of December 31, 2009 were approximately $1.3 billion. Mortgage-backed securities are constructed from pools of mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Excluding limitations on access to lending and other extraordinary economic conditions, prepayments of principal on the underlying loans can be expected to accelerate with decreases in market interest rates and decline with increases in market interest rates.

Portfolio Performance

Unrealized Gains and Losses — Available-for-Sale Securities

The information presented below relates to invested assets at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2009, the balance sheet date. Information about unrealized gains and losses is subject to rapidly changing conditions, including volatility of financial markets and changes in interest rates. Management considers a number of factors in determining if an unrealized loss is other-than-temporary, including our ability and intent to hold the security until recovery, or since the first quarter of 2009, the intent to sell or whether it is more-likely-than-not we would be required to sell the investment before the expected recovery of the amortized cost basis. Furthermore, since the timing of recognizing realized gains and losses is largely based on management’s decisions as to the timing and selection of invested assets to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain (loss) position of the portfolio.

For fixed-maturity and equity securities that were in an unrealized loss position as of December 31, 2009, the aggregate fair value, gross unrealized loss, and length of time that the security has been in a continuous unrealized loss position are presented in the table below:

	December 31, 2009
	Less than 12 months		12 months or longer
	Fair value	Unrealized losses	Fair value	Unrealized losses
	(in thousands)
Fixed maturities
U.S. government and agencies	$7,612	$(104)	$4,844	$(258)
Foreign government	30,441	(341)	7,156	(263)
States and political subdivisions	15,668	(579)	548	(18)
Corporate	347,007	(6,340)	471,130	(37,512)
Mortgage- and asset-backed securities	132,369	(1,735)	377,035	(67,646)

Total fixed maturities	533,097	(9,099)	860,713	(105,697)
Equity securities	10,947	(492)	2,179	(230)

Total	$544,044	$(9,591)	$862,892	$(105,927)

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements (as defined in the rules and regulations of the SEC) that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

After the completion of this offering, we will conduct all our operations through our operating subsidiaries. Dividends and other payments to us from our subsidiaries will be our principal sources of cash. Our primary uses of funds at our holding company level will include the payment of general operating expenses, the payment of dividends and the payment of principal and interest to Citi under the Citi note. The liquidity requirements of our subsidiaries principally relate to the liabilities associated with their distribution and underwriting of insurance products (including the payment of claims), distribution of investment and savings products, operating expenses, income taxes and the payment of dividends. For a discussion of our dividend policy and historical dividends, please see the section entitled “Dividend Policy.”

Historically, our insurance subsidiaries have used cash flow from operations associated with our in-force book of term life insurance to fund their liquidity requirements. Our insurance subsidiaries’ principal cash inflows from operating activities are derived from policyholder premiums and investment income earned on invested assets that support our statutory capital and reserves. We also derive cash inflows from the distribution of investment, savings and other products. The principal cash inflows from investment activities result from repayments of principal and investment income.

Our distribution and underwriting of term life insurance places significant demands on our liquidity, particularly when we experience growth. We pay a substantial majority of the sales commission during the first year following the sale of a policy. Our underwriting activities also require significant cash outflows at the inception of a policy’s term. As a result, we require significant liquidity to fund the growth of our term life insurance business. Following the Citi reinsurance transactions (without giving effect to any other factors), we will lose approximately 80% of the cash flows from our existing in-force book of term life insurance policies. This will place significant demands on our liquidity in the near to intermediate term. We do not believe that anticipated cash flows from operations will provide us with sufficient liquidity to meet our operating requirements for several years until our premium revenue base from policies issued after the Citi reinsurance transactions has matured to a level sufficient to sustain our growth. For this reason, we expect to retain relatively high capital reserves following this offering to help fund and sustain our growth. We believe that a combination of cash flows from operations and excess capital reserves will be sufficient to fund our operations for the next twelve months and until such time as our premium revenue base has matured sufficiently to fund our ongoing operations.

We may seek to enhance our liquidity position though borrowings from third-party sources, sales of debt or equity securities, reserve financing or some combination of these sources. The Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers to carry statutory reserves for term life insurance policies with long-term premium guarantees which are often significantly in excess of the reserves that insurers deem necessary to satisfy claim obligations. Accordingly, many insurance companies have sought ways to reduce their capital needs by financing these excess reserves through structured finance transactions, bank financing or reinsurance arrangements. Although we have not used reserve financing in the past, as a publicly-traded company with an increased capital needs profile resulting from the Citi reinsurance transactions, we may desire to enter into these types of arrangements in future periods. Recent market conditions have limited the availability of, and increased the costs associated with, reserve financing alternatives.

Citi Note

We will issue the Citi note in the principal amount of $300 million as part of the reorganization pursuant to which Citi will transfer to us the businesses that will comprise our operations. The Citi note will constitute all of our senior unsecured indebtedness immediately following completion of this offering. The Citi note will mature on March 31, 2015 and will bear interest at an annual rate of 5.5%, payable semi-annually in arrears on January 15 and July 15. The Citi note will be guaranteed by certain of our subsidiaries. Citi may participate out, assign or sell all or any portion of the Citi note at any time.

We will have the option to redeem the Citi note in whole or in part, at any time or from time to time, upon 30 days notice to the holder thereof at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to the date of redemption. In the event of a change in control, the holder of the Citi note will have the right to require us to repurchase the Citi note at a price equal to 101% of the principal amount plus accrued and unpaid interest. A “change of control” is defined as the occurrence of either (i) a majority of the members of our board of directors (other than vacant seats) are neither nominated by, or whose election was approved by, our board of directors, nor appointed by directors so nominated or elected; or (ii) the consummation of any transaction resulting in any person (other than Citi, Warburg Pincus or any of their affiliates) becoming the beneficial owner, directly or indirectly, of more than 50% of the voting power of our issued and outstanding voting securities.

The Citi note will require that (a) from the first anniversary of the issuance of the Citi note until the second anniversary of the issuance of the Citi note, on at least two occasions mutually agreeable to us and Citi, and (b) from the second anniversary of the issuance of the Citi note to the fourth anniversary of the issuance of the Citi note on at least one additional occasion mutually agreeable to us and Citi: we will be obligated to use our commercially reasonable efforts to arrange and consummate an offering of investment grade debt securities, trust preferred securities, surplus notes, hybrid securities or convertible debt that generates net cash proceeds (after deducting fees and expenses) to repay the Citi note in full; provided, that we will not be required to undertake, arrange or consummate an offering of such securities if the terms (including economic terms) and conditions thereof are not, in our good faith judgment after consultation with Citi, the same as or better for us than those of the Citi note (other than (a) the optional redemption provisions (including make-whole provisions) which shall be no worse for us than then-prevailing market terms for similar securities of issuers of similar credit quality and (b)(i) the tenor of the refinancing indebtedness, which shall be equal to or longer than five years from the date of the issuance of the refinancing indebtedness and (ii) any change in interest rate that is directly related to any increase in tenor of the refinancing indebtedness as compared to the tenor of the Citi note and reasonably acceptable to us).

In addition, the Citi note will contain covenants, in addition to other customary covenants:

•	limiting our ability, subject to certain exceptions, to incur liens on capital stock of any significant subsidiary securing debt for borrowed money unless our obligations under the Citi note are secured equally and ratably therewith;

•	limiting our ability to consolidate, merge or sell substantially all of our assets, in each case unless (a) the successor entity is organized in the United States and expressly assumes our obligations in respect of the Citi note, and (b) immediately after giving effect to such transaction, there is no default or event of default; and

•	limiting our ability to sell, transfer or otherwise dispose of the capital stock of any significant subsidiary other than (a) to us or any of our wholly owned subsidiaries, (b) for at least fair value (as determined by our board of directors, acting in good faith) or (c) to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at our request or at the request of any of our subsidiaries.

The Citi note will contain customary events of default.

Cash flows

Net cash provided by operating activities was $739.1 million, $670.1 million and $608.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Cash flows from operating activities are affected primarily by the timing of premiums received, commissions and fees received, benefits paid, commissions paid to sales representatives, administrative and selling expenses, investment income, and cash taxes. Our principal source of cash historically has been premiums received on term life insurance policies in-force. The increase in cash provided by operating activities for the year ended December 31, 2009 compared to the year ended December 31, 2008 of $69.0 million was primarily the result of increases of cash from net investment income, growth in our term life insurance in-force and a reduction in income taxes paid, offset by a decrease of cash provided by our investment and savings products due to the decline in sales caused by adverse economic and market conditions. The increase in cash provided by operating activities for the year ended December 31, 2008, compared to the year ended December 31, 2007, of $62.1 million was primarily the result of more cash paid, as a result of amending existing coinsurance agreements during the year ended December 31, 2007.

We typically generate positive cash flows from operating activities, as premiums, commissions and fees collected from our insurance and investment and savings products exceed benefits and commissions paid, and we invest the excess. Accordingly, in analyzing our cash flow we focus on the change in the amount of cash available and used in investing activities. Net cash (used in) provided by investing activities was $(357.9) million, $(562.3) million, and $118.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The decrease in cash used in investing activities for the year ended December 31, 2009 compared to the year ended December 31, 2008 of $204.4 million was primarily the result of increasing cash and cash equivalent positions in anticipation of the Transactions. The increase in cash used in investing activities for the year ended December 31, 2008, compared to the year ended December 31, 2007, of $680.9 million was primarily the result of purchasing higher yielding fixed-maturity securities as short-term rates dropped and interest rate spreads widened.

Net cash used in financing activities was $56.4 million, $436.2 million and $336.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, and primarily represents dividends paid to Citi. The decrease in cash used in financing activities during 2009 reflects a reduction in dividends paid to Citi and a dividend payable of $149 million at December 31, 2009.

Risk-based capital

The NAIC has established RBC standards for U.S. life insurers, as well as a risk-based capital model act, or the RBC Model Act, that it has recommended for adoption by the states. The RBC Model Act requires that life insurers annually submit a report to state regulators regarding their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. The capital requirement for each is determined by applying factors that vary based upon the degree of risk to various asset, premiums and reserve items. The formula is an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action.

As of December 31, 2009, the RBC of each of our U.S. life insurance subsidiaries exceeded the level of RBC that would require any of them to take or become subject to any corrective action. We expect that our RBC, after the Transactions, will be well in excess of statutory requirements to fund our anticipated growth. We intend to take a conservative approach toward RBC levels for a period of time following this offering, particularly in light of our anticipated growth. Over time, our management may opt to reduce RBC levels to levels that are more in line with similar companies.

In Canada, an insurer’s minimum capital requirement is overseen by OSFI and determined as the sum of the capital requirements for five categories of risk: asset default risk, mortality/morbidity/lapse risks, changes in interest rate environment risk, segregated funds risk and foreign exchange risk. Primerica Life Canada is currently in compliance with Canada’s minimum capital requirements, as determined by OSFI.

Contractual Cash Payment Obligations

Our contractual obligations as of December 31, 2009, including payments due by period, are presented in the table below.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Future policy benefits(1)	$17,792	$1,121	$2,176	$2,108	$12,387
Commissions(2)	423	167	75	57	124
Purchase obligations(3)	30	27	3	—	—
Operating lease obligations(4)	30	6	13	6	5
Other policyholders’ funds(5)	383	383	—	—	—
Policy claims and other benefits payable(6)	218	218	—	—	—
Current income tax payable	91	91	—	—	—
Due to affiliates(7)	203	203	—	—	—

Total contractual obligations	$19,170	$2,216	$2,267	$2,171	$12,516

(1)	Our liability balance for future policy benefits was $4.2 billion as of December 31, 2009. This liability represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected. Net premiums represent the portion of gross premiums required to provide for all benefits and associated expenses. These benefit payments are contingent on policyholders continuing to renew their policies and making their premium payments. Our contractual obligations table discloses the impact of benefit payments that will be due assuming the underlying policy renewals and premium payments continue as expected in our actuarial models. The future policy benefits represented in the table are presented on an undiscounted basis, gross of any amounts recoverable through reinsurance agreements and gross of any premiums to be collected. We expect to fully fund the obligations for future policy benefits from cash flows from general account invested assets and from future premiums. These estimations are based on mortality and lapse assumptions comparable with our historical experience. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. These benefits are payable contingent on the policyholders continuing to make their premium payments.

(2)	Commissions represent gross, undiscounted commissions that we expect to incur, which are contingent on the policyholders continuing to renew their policies and make their premium payments as noted in footnote (1) above.

(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. These obligations consist primarily of accounts payable and certain accrued liabilities, including committed funds related to meetings and conventions for our independent sales force, plus a variety of vendor commitments funding our ongoing business operations.

(4)	Our operating lease obligations primarily relate to office and warehouse space and office equipment.

(5)	Other policyholders’ funds primarily represent claim payments left on deposit with us.

(6)	Policy claims and other benefits payable represents claims and benefits currently owed to policyholders.

(7)	Due to affiliates primarily relates to a dividend payable to Citi and funds due to Citi for vested, unpaid stock awards. Additional information is included in Note 10 — “Related-Party Transactions” to our combined financial statements appearing elsewhere in this prospectus.

Separate account liabilities as of December 31, 2009 were approximately $2.1 billion. These liabilities are fully offset by the associated separate account assets that would be paid if any of the related contracts were to be redeemed early or if the underlying guarantees were to be executed. Therefore these amounts are not reflected in our contractual obligation disclosure. Please see Note 8 — “Separate Accounts” to our combined financial statements appearing elsewhere in this prospectus for additional details.

As of December 31, 2009, we had obligations to provide up to $11.9 million in additional capital contributions to invest in mezzanine debt securities. We have excluded this amount from our contractual cash payment obligation table because the future funding will increase our assets in the underlying investment fund and will continue to be presented as assets on our combined balance sheet. Additionally, the timing of the funding is uncertain, although the obligation will expire in 2012.

As of December 31, 2009, we carried a $20.5 million liability for uncertain tax positions on unrecognized tax benefits. These amounts are not included in our contractual cash payment obligation table because of the difficulty in making reasonably reliable estimates of the occurrence or timing of cash settlements with the respective taxing authorities.

Deferred income tax liabilities as of December 31, 2009 were approximately $799.7 million. These liabilities represent temporary differences between the tax bases of assets and liabilities and their respective book bases, which will result in taxable amounts in future years when the liabilities are settled at their reported financial statement amounts. Due to the uncertainty of both the timing of the reversal of temporary differences and the uncertainty of future tax rates, we have not included deferred income tax liabilities in the contractual obligations disclosure.

As of December 31, 2009, we have no capital lease obligations and no long-term debt.

For additional information concerning our commitments and contingencies, see Note 15 — “Commitments and Contingent Liabilities” to our combined financial statements appearing elsewhere in this prospectus.

Qualitative and Quantitative Disclosure about Market Risk

Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. The following is a discussion of our market risk exposures and our risk management practices.

During 2008 and early 2009, credit markets experienced reduced liquidity, higher volatility and widening credit spreads across asset classes, mainly the result of marketplace uncertainty arising from higher defaults in sub-prime and Alt-A mortgage loan collateral underlying residential mortgage-backed securities.

We enter into market-sensitive instruments primarily for purposes other than trading. The carrying value of our invested asset portfolio as of December 31, 2009 and December 31, 2008 was $6.5 billion and $5.4 billion, respectively, of which 99% was invested in fixed-maturity securities. The primary market risk to our invested asset portfolio is interest rate risk associated with investments in fixed-maturity securities.

We are exposed to equity risk on our relatively small portfolio of common stocks and other equities. We are also indirectly exposed to equity risk on investment and savings products where we generate revenues based on sales and asset values. Our revenue-based equity price risk is inherently mitigated because we offer only broadly diversified investment and savings products to our clients. We do not intentionally select or promote products for the purpose of minimizing our equity risk exposure.

We also have exposure to foreign currency exchange risk to the extent we conduct business in Canada. For the years ended December 31, 2009, 2008 and 2007, 13%, 15% and 13%, respectively, of our revenues from operations, excluding net investment gains (losses), were generated by our Canadian operations. The Canadian dollar strengthened rapidly relative to the U.S. dollar from August 2005 through 2007 until the trend was reversed in 2008 when the Canadian dollar weakened relative to the U.S. dollar. A strong Canadian dollar relative to the U.S. dollar results in higher levels of reported revenues, expenses, net income, assets, liabilities and accumulated other comprehensive income (loss) in our U.S. dollar combined financial statements and a weaker Canadian dollar has the opposite effect. Historically, we have not hedged this exposure, although we may elect to do so in future periods.

Sensitivity Analysis

Sensitivity analysis measures the impact of hypothetical changes in interest rates, foreign exchange rates and other market rates or prices on the profitability of market-sensitive financial instruments.

The following discussion about the potential effects of changes in interest rates, Canadian currency exchange rates and equity market prices is based on so-called “shock-tests,” which model the effects of interest rate, Canadian exchange rate and equity market price shifts on our financial condition and results of operations. Although we believe shock tests provide the most meaningful analysis permitted by the rules and regulations of the SEC, they are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of shock tests for changes in interest rates, Canadian currency exchange rates and equity market prices may have some limited use as benchmarks, they should not be viewed as forecasts. These forward-looking disclosures also are selective in nature and address only the potential impacts on our financial instruments. For the purpose of this sensitivity analysis, we have excluded the potential impacts on our revenues based on the sale and asset values of our investment and savings products. They do not include a variety of other potential factors that could affect our business as a result of these changes in interest rates, Canadian currency exchange rates and equity market prices.

Interest rate risk.    One means of assessing exposure of our fixed-maturity securities portfolio to interest rate changes is a duration-based analysis that measures the potential changes in market value resulting from a hypothetical change in interest rates of 100 basis points across all maturities. This is sometimes referred to as a parallel shift in the yield curve. Under this model, with all other factors constant and assuming no offsetting change in the value of our liabilities, we estimated that such an increase in interest rates would cause the market value of our fixed-maturity securities portfolio to decline by approximately $203.5 million, or 3.2%, based on our actual securities positions as of December 31, 2009.

Canadian currency risk.    One means of assessing exposure to changes in Canadian currency exchange rates is to model effects on reported income using a sensitivity analysis. We analyzed our combined currency exposure for the years ended December 31, 2009 and 2008. Net exposure was measured assuming a 10% decrease in Canadian currency exchange rates compared to the U.S. dollar. We estimated that such a decrease would decrease our net income before income taxes for the year ended December 31, 2009 by approximately $12.3 million.

Equity market risk.    One means of assessing exposure to changes in equity market prices is to estimate the potential changes in market values on our equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Under this model, with all other factors constant, we estimated that such a decline in equity market prices would cause the market value of our equity investments as of December 31, 2009 to decline by approximately $4.9 million.

Fluctuations in equity market prices also affect our investment and savings products. Our commission and fee revenues related to the sale of these products and asset values will decline in periods in which equity markets decline substantially. Equity market volatility has adversely affected, and may continue to adversely impact, our revenues and returns of these products.

BUSINESS

We are a leading distributor of financial products to middle income households in North America with approximately 100,000 licensed sales representatives. We assist our clients in North America in meeting their needs for term life insurance, which we underwrite, and mutual funds, variable annuities and other financial products, which we distribute primarily on behalf of third parties. We insure more than 4.3 million lives and more than two million clients maintain investment accounts with us. Our distribution model uniquely positions us to reach underserved middle income consumers in a cost effective manner and has proven itself in both favorable and challenging economic environments.

Our mission is to serve middle income families by helping them make informed financial decisions and providing them with a strategy and means to gain financial independence. Our distribution model is designed to:

Address our clients’ financial needs:    Our sales representatives use our proprietary financial needs analysis, or FNA, tool and an educational approach to demonstrate how our products can assist clients to provide financial protection for their families, save for their retirement and manage their debt. Typically, our clients are the friends, family members and personal acquaintances of our sales representatives. Meetings are generally held in informal, face-to-face settings, usually in the clients’ own homes.

Provide a business opportunity:    We provide an entrepreneurial business opportunity for individuals to distribute our financial products. Low entry costs and the ability to begin part-time allow our recruits to supplement their income by starting their own independent businesses without incurring significant start-up costs or leaving their current jobs. Our unique compensation structure, technology, training and back-office processing are designed to enable our sales representatives to successfully grow their independent businesses.

Our Clients

Our clients are generally middle income consumers, defined by us to include households with $30,000 to $100,000 of annual income, representing approximately 50% of U.S. households, according to the 2008 U.S. Census Bureau Current Population Survey. We believe that we understand the financial needs of the middle income segment well:

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They have inadequate or no life insurance coverage.    Individual life insurance sales in the United States declined from 12.5 million policy sales in 1975 to 9.6 million in 2007, according to LIMRA. During the same period, the population of the United States increased from 216 million to 301 million. Today more than 40% of families with children in the United States do not have individual life insurance coverage, according to LIMRA. We believe that term life insurance, which we have provided to middle income clients for many years, is generally the best option for them to meet their life insurance needs due to its lower initial cost versus cash value life insurance and the protection that it provides at critical points in our clients’ life cycle.

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They need help saving for retirement and other personal goals.    The recent decline in the market value of retirement account assets has intensified the challenges of middle income families to save for retirement and their children’s education. By developing personalized savings programs for our clients using our proprietary FNA tool and offering a wide range of mutual fund, variable annuity and segregated fund products sponsored and managed by reputable firms, our sales representatives are well equipped to help clients develop long-term savings and retirement plans to address their financial needs.

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They need to reduce their consumer debt.    Many middle market families have numerous debt obligations for credit card, auto loan, home-equity and mortgage debt. We help our clients address these financial burdens, including through debt consolidation loans that allow them to consolidate their debt and accelerate its repayment and personalized client-driven debt management techniques that help them reduce and ultimately pay off their debts.

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They prefer to meet face-to-face when considering financial products.    In a 2008 survey conducted by LIMRA, 72% of U.S. middle market consumers indicated their desire to speak with a professional about at least one financial product or service, including, notably, a lifetime income plan and retirement savings plan, with the majority expressing a preference to meet face-to-face. Our business model is designed to directly address the face-to-face preference expressed by the majority of middle market consumers in a cost-effective manner.

We believe that our educational approach and distribution model best position us to address these needs profitably, which traditional financial services firms have found difficult to accomplish.

Our Distribution Model

The high fixed costs associated with in-house sales personnel and salaried career agents and the smaller-sized sales transactions typical of middle income consumers have forced many other financial services companies to focus on more affluent consumers. Product sales to affluent consumers tend to be larger, generating more sizable commissions for the selling agent, who usually works on a full-time basis. As a result, this segment has become increasingly competitive. Our distribution model — borrowing aspects from franchising, direct sales and traditional insurance agencies — is designed to reach and serve middle income consumers efficiently. Key characteristics of our unique distribution model include:

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Independent entrepreneurs:    Our sales representatives are independent contractors building and operating their own businesses. This “business-within-a-business” approach means that our sales representatives are entrepreneurs who take responsibility for selling products, recruiting sales representatives, setting their own schedules and managing and paying the expenses associated with their sales activities, including office rent and administrative overhead.

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Part-time opportunity:    By offering a flexible part-time opportunity, we are able to attract a significant number of recruits who desire to earn supplemental income and generally concentrate on smaller-sized transactions typical of middle income consumers. Virtually all of our sales representatives begin selling our products on a part-time basis, which enables them to hold jobs while exploring an opportunity with us.

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Incentive to build distribution:    When a sale is made, the selling representative receives a commission, as does the representative who recruited him or her, which we refer to as “override compensation.” Override compensation is paid through several levels of the selling representative’s recruitment and supervisory organization. This structure motivates existing sales representatives to grow our sales force by providing them with commission income from the sales completed by their recruits.

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Innovative compensation system:    We have developed an innovative system for compensating our independent sales force that is primarily tied to and contingent upon product sales. We advance to our representatives a significant portion of their insurance commissions upon their submission of an insurance application and the first month’s premium payment. In addition to being a source of motivation of our sales force, this upfront payment provides our sales force with immediate cash flow to offset costs associated with originating the business. In addition, monthly production bonuses on term life insurance sales are paid to sales representatives whose downline sales organizations meet certain sales levels. With compensation primarily tied to sales activity, our compensation approach accommodates varying degrees of individual sales representative productivity, which allows us to use a large group of part-time representatives cost effectively and gives us a variable cost structure. In addition, following this offering, we will incentivize our sales representatives with equity compensation, which will align their interests with the performance of our company.

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Large dynamic sales force:    The members of our sales force primarily target and serve their friends, family members and personal acquaintances through individually driven networking activities. We believe that this “warm markets” approach is an effective way to distribute our products because it facilitates face-to-face interaction initiated by a trusted acquaintance of the prospective customer, which is difficult to replicate using other distribution approaches. Due to the large size of our sales force, attrition and our active recruiting of new sales representatives, our sales force is constantly renewing itself by adding new members, which allows us to continue to access an expanding base of our sales representatives’ contacts. By relying on a very large and ever-renewing sales force that has access to and a desire to help friends, family members and personal acquaintances, we are able to reach a wide market without engaging costly media channels.

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Sales force leadership:    A sales representative who has built a successful organization can achieve the sales designation of RVP and can earn higher commissions and bonuses. RVPs open and operate offices for their sales organizations and devote their full attention to their Primerica businesses. RVPs also support and monitor the part-time sales representatives on whose sales they earn override commissions in compliance with applicable regulatory requirements. RVPs’ efforts to expand their businesses are a primary driver of our success.

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Motivational culture:    Through sales force recognition events and contests, we seek to create a culture that inspires and rewards our sales representatives for their personal success. We believe this motivational environment is a major reason that many sales representatives join and achieve success in our business.

Structure and Scalability of Our Sales Force

Our sales force consists of independent representatives. When new sales representatives are recruited by existing sales representatives, they join our sales force with an “upline” relationship with the sales representative who recruited them and the RVP organization of which such sales representative is a part. As new sales representatives are successful in recruiting other sales representatives, they begin to build their own organization of sales representatives who become their “downlines.” Sales representatives are encouraged to recruit other sales representatives and build their own downline organizations in order to earn override commissions on sales made by members of their downline. Our sales representatives view building their own downlines as building their own business within a business.

While the substantial majority of our sales representatives are part-time, approximately 4,000 serve as RVPs and devote their full attention to our organization. RVPs establish and maintain their own offices, which we refer to as field offices, and fund the cost of administrative staff, marketing materials, travel and training and recognition events for the sales representatives in their respective downlines. Field offices maintained by RVPs provide a location for conducting recruiting meetings, training events and sales related meetings, disseminating our Internet-streamed TV programming, conducting compliance functions, and housing field office business records.

Our sales-related expenses are primarily variable costs that fluctuate with product sales volume and consist primarily of sales commissions paid to our sales representatives and, to a lesser extent, both fixed and variable costs associated with our incentive programs, sales management, training, information technology, compliance and administrative activities.

With the support of our home office staff, RVPs play a major role in training, motivating and monitoring our sales representatives. Because the primary determinant of a sales representative’s compensation is the size and productivity of his or her downline, our distribution model provides financial rewards to our sales representatives who successfully recruit, support and monitor productive sales representatives for our company. We believe that new tools and technology, coupled with our new equity award program, will incentivize our sales representatives to become RVPs. The new tools and technology that we have made available to our RVPs will enable them to reduce the time spent on administrative responsibilities associated with their sales organization so they can devote more time to the sales and recruiting activities that drive our growth. Please see “— Sales Force Support and Tools” below.

Both the structure of our sales force and the capacity of our support capabilities provide us with a high degree of scalability as we grow our business. Our support systems and technology are capable of supporting a large sales force and a high volume of transactions. In addition, the sharing of training and oversight activities between us and RVPs allows us to grow without incurring proportionate overhead expenses to accommodate the increase in sales representatives, clients, product sales and transactions.

Recruitment of Sales Representatives

Our ongoing recruitment, training and licensing of new sales representatives are critical for our success. Our sales force is our sole distribution channel. Our recruiting process is designed to recruit new sales representatives and to reach new prospective clients. Recruits often become our clients or provide us with access to their friends, family members and personal acquaintances, which expand our market reach. As a result, we have developed, and continue to seek to improve, a systematic approach to recruiting new sales representatives and training them so they can obtain the requisite licensing to succeed.

Similar to other distribution systems that rely upon part-time sales representatives and typical of the life insurance industry generally, we experience wide disparities in the productivity of individual sales representatives. Many new recruits elect not to obtain the requisite licenses, and many of our licensed sales representatives are only marginally active or are inactive in our business each year. We plan for this disparate level of sales representative productivity and view a continuous recruiting cycle as a key component of our distribution model. Our distribution model is designed to address the varying productivity associated with using part-time sales representatives by paying sales compensation based on sales activity, emphasizing the recruiting of new sales representatives and continuing ongoing initiatives to address barriers to licensing new recruits. Our sales force compensation structure, by providing override commissions to sales representatives on the sales generated by their downline sales organization, aligns our interest in recruiting new representatives with the interests of our sales representatives.

We recruit and offer training to new sales representatives in very large numbers. The table below highlights the number of new recruits and newly insurance-licensed sales representatives, and the number of newly insurance-licensed sales representatives, during each of the three prior calendar years:

	Year ended December 31,
	2009	2008	2007
Number of new recruits(1)	221,920	235,125	220,950
Number of newly insurance-licensed sales representatives(2)	37,629	39,383	36,308
Average number of insurance-licensed sales representatives during the applicable period	100,569	99,361	97,103

(1)	We define new recruits as individuals who have submitted an application to join our sales force, together with payment of our $99 fee to commence their pre-licensing training. We may not approve certain new recruits to join our sales force, and others elect to withdraw from our sales force prior to becoming active in our business.

(2)	On average, it requires approximately three months for our sales representatives to complete the necessary applications and pre-licensing coursework and to pass the applicable state or provincial examinations in order to obtain a license to sell our term life insurance products. As a result, individuals recruited to join our sales force within a given fiscal period may not become licensed sales representatives until a subsequent fiscal period.

During the past three years, we experienced modest growth in the number of new recruits, the number of recruits who obtained insurance licenses and the average number of insurance-licensed sales representatives in our sales force. Only a fraction of our new recruits complete the requirements to obtain their individual life insurance licenses due to the time commitment required to obtain licenses and various regulatory hurdles.

We have launched several recruiting and licensing initiatives in recent years that are designed to help us maintain and increase our recruiting and licensing activity and ultimately to grow the aggregate size of our licensed sales force, including:

•	reducing the initial fees charged to new recruits to join our sales force from $199 to $99 plus $25 for the first month’s subscription to our Primerica Online website;

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providing our sales force with the ability to register new recruits almost instantaneously using their personal data assistant devices, or PDAs, which allows our new recruits to get started in building their businesses immediately;

•	developing a wide array of courses, training tools and incentives that assist and encourage new recruits to obtain the requisite licenses; and

•	taking a leadership role within industry and trade associations in an effort to reduce unnecessary regulatory barriers to licensing.

Recruiting sales representatives is primarily undertaken by our existing sales representatives, who identify prospects and share with them the benefits of associating with our organization. Our sales representatives attempt to showcase our organization as dynamic and capable of changing lives for the better by demonstrating the success achieved by members of our sales force.

After the initial contact, prospective recruits typically are invited to an “opportunity meeting,” which is conducted by an RVP at a field office. The objective of such meetings is to inform recruits about our mission and their opportunity to join our sales force. At the conclusion of each opportunity meeting, prospective recruits are asked to complete an application and pay a $99 fee to commence their pre-licensing training and licensing examination preparation programs. Recruits also pay $25 per month for a subscription to Primerica Online, our extensive website for our sales force. Recruits are not obligated to purchase any of our products in order to become a sales representative, although they often elect to do so.

Recognizing that our successful sales representatives generally are active in our business in the evenings and on the weekends, we have created a “Partnership Program” for the spouses and significant others of our sales representatives to provide them with meaningful roles in our business. For example, a sales representative’s partner is typically recognized with the sales representative for awards and honors. Moreover, it is common for a partner to serve as an office manager or administrator in a field office, which reduces overhead for that RVP and creates a sense of shared enterprise for the partner.

The requirement that our sales representatives obtain licenses to sell many of our products is a hurdle for our recruits. In order to minimize this impediment, we provide our new recruits with training opportunities such as test preparation tools and classes to help them become licensed, generally at no additional cost to them, and offer financial incentives and recognition programs to encourage recruits to become licensed and to drive growth of our sales force generally. We also have sought to join others in the life insurance industry in seeking to address regulatory barriers to licensing, including efforts to modify individual state licensing laws and regulations.

Sales Force Motivation, Training and Communication

Motivating and training our sales force are critical activities for our success and that of our sales representatives. We use multiple channels to reach our approximately 100,000 licensed sales representatives to deliver motivational and substantive messages.

Motivation.    Through our proven system of sales force recognition events and contests, we provide our sales representatives with incentives to engage in activities that drive our results. Motivation is driven in part by our sales representatives’ belief that they can achieve a higher level of financial success by building their own business as a Primerica sales representative. The opportunity to help others to address financial challenges is also a significant source of motivation for many of our sales representatives, as well as for our management and employees. Our mission-driven and motivational culture is, we believe, a major reason that many sales representatives join and succeed in our business.

We motivate our sales representatives to succeed in our business by:

•	compensating our sales representatives to reward product sales by them and their downline organizations;

•	helping our sales representatives learn financial fundamentals so they can confidently and effectively assist our clients;

•	reducing the administrative burden on our sales force, which allows them to devote more of their time to building a downline organization and selling products; and

•	creating a culture in which sales representatives are encouraged to achieve goals through the recognition of their sales and recruiting achievements.

We seek to motivate our sales representatives not only through compensation, but also by providing recognition for individual efforts and achievements. We do this through incentive trips, monthly promotion incentives and other types of performance recognition. Successful sales representatives, as well as relatively new sales representatives who are beginning to achieve success in our sales organization, are recognized on our intranet site and in print materials that are distributed to our entire sales force. Additionally, many RVPs host their own recognition events and create incentive programs that they sponsor for the sales representatives in their downline organizations.

In order to give our sales representatives a sense that they are part of a larger enterprise than their field office, we conduct numerous local, regional and national meetings. These meetings are a vehicle to inform and motivate our sales force. For example, in the spring and summer of 2009 we conducted six regional meetings of our sales representatives. Approximately 64,000 individuals registered to attend these meetings. We have periodically held a convention for all of our sales representatives, the most recent of which was held in 2007 at the Georgia Dome in Atlanta, Georgia, attracting approximately 50,000 individuals. We believe the fact that so many of our sales representatives elect to attend our meetings at their own expense demonstrates their commitment to our organization.

Training.    Our sales representatives must hold licenses in order to sell most of our products. Our in-house insurance licensing training center makes available insurance pre-licensing classes in 42 states, Puerto Rico and nine Canadian provinces to meet applicable state and provincial licensing requirements and prepare recruits to pass applicable life insurance licensing exams. In 2009, more than 62,900 students attended approximately 5,000 classes, conducted by over 540 instructors, many of whom are also sales representatives. Approximately 22,100 students used online prelicensing in 2009. We also provide, through a third party, the opportunity for online pre-licensing courses in 41 states and the District of Columbia, as well as correspondence courses in 21 states and the District of Columbia. We contract with third-party training firms to conduct exam preparation and pre-licensing training for our sales representatives who wish to become licensed to sell our investment and savings products in those states where licenses are required.

Because we believe that helping our new recruits secure requisite licensing is a way for us to grow our business, we continue to develop courses, tools and incentives to help new recruits become licensed sales representatives. Among other tools, we provide to our sales force (generally at no cost to them) an online exam simulator, exam preparation review classes in addition to state or province mandated life insurance pre-licensing classes, and life insurance exam review videos. If new recruits use our online exam simulator and pass our practice exams, we agree to pay for them to take the state exam again if they do not pass the first time. We also developed a “Builders Track Scoreboard,” an interactive tool on our Primerica Online website that provides new recruits a step-by-step guide to getting started in building their Primerica businesses, including encouragement to use our licensing exam preparation courses and tools.

Other internal training program opportunities include sales, management skills, business ownership, product and compliance training modules and videos designed to equip our sales representatives to succeed in their businesses. Many RVPs conduct sales training in field offices either on nights or weekends in order to allow sales representatives with weekday jobs or family commitments to attend.

Communication.    We communicate with our sales force through multiple communication channels, including:

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Primerica Online, our Internet site for sales representatives, is designed to be a support system for our sales representatives. It provides sales representatives with access to their Primerica e-mail, bulletins and alerts, business tracking tools and real-time updates on their pending life applications and new recruits. It contains an extensive library of Primerica-approved presentations, logos, graphics and audio and visual sales tools, all of which can be easily downloaded by our sales representatives. Through Primerica Online, we provide real-time recognition of sales representatives’ successes, and “scoreboards” for sales force production, contests and trips. Primerica Online also is a gateway to our product providers and product support, a vehicle to monitor production and track sales activity and a comprehensive training tool that helps new recruits become licensed and start building their businesses. Approximately 142,000 of our licensed and not yet licensed sales representatives subscribe to Primerica Online, and an average of approximately 20,000 sales representatives visit and use this website every day. Sales representatives generally pay a $25 monthly fee to subscribe to full-service Primerica Online, which helps cover the cost of maintaining this support system.

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Our in-house TV network is broadcast to our sales force by Internet-streaming video. Our full-service television studio allows us to create original broadcasts and videos professionally and quickly. This video programming offers senior management opportunities for weekly updates to our sales force, as well as a vehicle for training and motivational materials. We broadcast a live weekly program each Monday hosted by our home office management or RVPs that focuses on new developments and provides motivational messages to our sales force, and each Wednesday we broadcast a training oriented program to our sales force. We also profile successful sales representatives in our programming, allowing these individuals to share their secrets for succeeding in our business. In 2009, we produced 126 different shows or broadcasts and produced 144 training and motivational videos and audios.

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Our publication department and print facility produce many brochures to motivate and inform our sales force. We make available for sale to our sales force sales pieces, recruiting materials, business cards and stationery. We have a full-service publications department and a printing and distribution facility that provides total communications services from web design and print presentations to graphic design and script writing. RVPs receive a weekly mailing from us that includes materials promoting our current incentives as well as the latest news about our product offerings.

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Our GoSolo voice messaging tool and mass texting allow us to widely distribute motivational and informational voice message, broadcasts and text messages to our sales force. GoSolo is a subscription service provided by a third party to our sales representatives.

Sales Force Support and Tools

Our information systems and technology are designed to support a sales and distribution model that relies on a large and ever-changing group of predominantly part-time representatives to assist them in building their own businesses. We provide our sales representatives with sales tools that allow both new and experienced sales representatives to offer financial information and products to their clients. Among the most significant of these tools are:

Our FNA Tool.    Our FNA is a proprietary, needs-based analysis tool that is made available to our sales force. The FNA gives our sales representatives the ability to collect and synthesize client financial data and develop a personalized financial needs analysis for the client that is both understandable to the client and integrated with product recommendations that meet the client’s financial needs. The FNA, while not a financial plan, provides our clients with a personalized explanation of how our products and prudent financial practices, such as regular saving and accelerating the repayment of high cost credit card debt, can help them reach their financial goals. When preparing a FNA, our sales representatives collect key financial and personal data from their clients and input it into our FNA software. The resulting financial needs analysis provides clients with a snapshot of their current financial position and identifies their needs in terms of financial protection (our insurance products), savings (our mutual fund, variable annuity and segregated funds products) and debt management (our loan products). The FNA enables the sales representative to present financial alternatives to the client and is a multi-product sales tool.

Our PDA-based Point-of-Sale Application Tool.    Our point-of-sale PDA software, TurboApps, is an internally developed system that streamlines the application process for our insurance products and mortgage loan products. This application populates client information from FNA files to eliminate redundant data collection and provides real-time corrections of incomplete or illegible applications. In addition, the TurboApps application is received by both the home office and the supervising RVP from the sales force electronically, which results in expedited processing of our life insurance product and mortgage loan product sales. Integrated with our paperless field office management system described below and with our home office systems, our TurboApps tool allows us to realize the efficiencies of “straight-through-processing” of application data and other information collected on our sales representatives’ PDAs. We have recently added PDA applications to support our recruiting activity. We are currently in the process of developing similar applications for certain of our U.S. mutual fund products and our Canadian mutual fund and segregated fund products.

Virtual Base Shop.    In an effort to ease the administrative burden on RVPs and simplify sales force operations, we make available to RVPs a secure intranet-based paperless field office management system as part of the Primerica Online subscription. This virtual office is designed to automate the RVP’s administrative responsibilities and can be accessed by all sales representatives in an RVP’s immediate downline sales organization, which we refer to as his or her “base shop.” As of December 31, 2009, approximately 3,500 RVPs had activated a virtual office site.

Our Morningstar Investment Presentation Tools.    We have licensed from Morningstar two web-based sales presentation tools, Portfolio Solutions and Global Hypo. In addition, we have contracted with Ibbotson Associates Advisors, LLC, a leading asset allocation advisory firm and a subsidiary of Morningstar, to build detailed asset allocation portfolios for nine leading mutual fund firms. These tools allow our sales representatives to illustrate for clients and prospective clients the long-term benefits of proper asset allocation and the resulting wealth creation over specific time horizons. We believe these tools offer our clients and prospective clients the benefit of objective third-party advice from an industry leader and help establish the credibility of our sales representatives and our products.

Client Account Manager.    Together with Morningstar, we are developing and expect to release shortly a Client Account Manager, which is a client portfolio management tool to assist our sales representatives with monitoring individual client investment accounts. The Client Account Manager is expected to provide our sales representatives with additional product sales opportunities for our investment and savings products. Specifically, the Client Account Manager will provide our representatives with better access to detailed account information for both their active clients’ accounts and legacy accounts (i.e., accounts that they have inherited upon departure of the representative who established the accounts) in order to better service these customers. We expect that having more detailed information about clients’ existing fund positions will allow our sales representatives to have more client contact and allow them to present additional investment recommendations to clients and cross-sell additional products.

In addition to these sales-related tools, we also make available other technology to support our sales force in managing their businesses and in serving our clients, including:

•	a toll-free sales support call center to address each sales representative’s questions and to assist with paperwork, underwriting and licensing related to our insurance products;

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a “tele-underwriting” process that allows clients to provide us needed medical information without disclosing it to our sales representatives, who are often friends, family members and personal acquaintances;

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our Primerica Online Internet site offers our sales force the ability to track the status of pending life insurance applications using the Life Manager feature and track the progress of their new recruits (in terms of training and licensing) using the Recruit Manager feature; and

•	sixteen other websites to communicate with, inform and assist prospective clients, clients, recruits, sales representatives and employees.

Performance-Based Compensation Structure

Our sales representatives can earn compensation based upon:

•	sales commissions payable based on their personal sales;

•	override commissions payable based on the sales by their downlines;

•	bonuses and other compensation payable to them based on their own sales performance, the aggregate sales performance of their downlines and other criteria; and

•	participation in our contests and promotions.

Our compensation system is rooted in our origin as an insurance agency. Commissions to sales representatives with overrides to sales managers and general agents are common in the insurance industry. Over time, modifications have been made to leverage the entrepreneurial spirit of our sales force.

Today, our compensation system pays a commission to the “selling representative” who actually sells the product and override commissions to several levels of the selling representative’s upline organization. Commissions are calculated and paid based on the commission rates in effect at the time of the related sale. Commission rates are periodically provided to the sales force for each particular product. With respect to term life insurance sales, commissions payable are calculated based on the total first-year premium (excluding policy fee) for all policies and riders. Override commissions may be paid up to 11 levels of the selling representative’s upline organization.

In addition to paying override commissions to encourage our sales representatives to grow our sales force, it is critical to the motivation of our sales force for us to compensate them for the sale of our term life insurance products as quickly as possible after the sale. We advance a majority of the insurance commission upon the submission of a completed application and the first month’s premium payment. The advance, if any, may be an amount up to 75% of the first-year annual commission, or generally nine months of premium. As the client makes his or her premium payment, the advance commission is recovered. If premium payments are not made by the client and the policy terminates, any outstanding advance commission is charged back. The chargeback would equal that portion of the advance that was made but not earned by the representative because the client did not pay the full premium for the period of time for which the advance was made to the representative (i.e., nine months). Chargebacks, which occur in the normal course of business, may be recovered by reducing any amounts otherwise payable to the representative (such as advances on new sales or earned commissions on other sales).

The remainder of life insurance sales commissions is earned when the first 12 months of premium is received from the client. The up-front payment philosophy of our commission structure is consistent with the needs of our sales representatives to offset costs of their businesses. Sales representatives and their upline organizations are contractually obligated to repay us any advanced commissions paid that are ultimately not earned due to the underlying policy lapsing prior to the full commission being earned. We also hold back a portion of the commissions earned by our sales representatives as a reserve out of which we are entitled to fund these chargebacks. The amounts held back are referred to as “deferred compensation account commissions,” or DCA commissions. DCA commissions are available to reduce debts owed by sales representatives. DCA commissions provide an upline representative with a cushion against the chargeback obligations of downline representatives. DCA commissions currently being withheld will be released as to all sales representatives once the commissions have been retained for 32 months and, as to all terminated sales representatives, at the time of termination. Generally, commissions are not paid in the second year or thereafter with respect to a policy. One of our riders provides for coverage increases each year. For such rider, commissions in the second year or thereafter are only paid with respect to the premium increase related to the increased benefit. Additionally, renewal commissions are paid on some older in-force policies, and after they cross over a policy anniversary, compensation is paid on conversions.

In addition to commissions for the sale of term life insurance, compensation is paid to our sales force for the sale of mutual funds, variable annuities, loans, long term care insurance, prepaid legal protection and our Primerica DebtWatchers™ products, and for the referral of customers seeking auto and home insurance. For mutual funds and variable annuities, commissions are paid both on the sale and on the total of the assets under management, and are calculated based on the dealer re-allowance and 12(b)(1) fees actually paid to us. Loan commissions are payable for the sourcing of loans and are calculated based on a fixed percentage of the total face amount of the loan, minus closing fees and points. Long term care insurance commissions are calculated based on the amount of premium received. Prepaid legal protection program commissions and Primerica DebtWatchers™ commissions are payable in fixed amounts on the sale of the respective product. For auto and homeowner’s insurance products, referral fees are paid for referrals that result in completed applications. In addition to this compensation, from time to time other incentive compensation and bonuses may be payable for certain of these products. Currently, bonuses are payable to the selling representative or to select override levels, or both, for achieving specified production levels for the sale of term life insurance, investment and savings products, loans and prepaid legal protection, and for auto and home insurance referrals. All compensation is subject to limitations and restrictions imposed by applicable law and the sales representative’s agreements with us.

To encourage our most successful RVPs to build large downline sales organizations that generate strong sales volumes, we have established the Primerica Ownership Program to provide certain qualifying RVPs a contractual right to sell their business to another RVP or transfer it to a qualifying family member.

In addition to the current methods of compensation, becoming a publicly-traded company will allow us to use equity awards to align the interests of our sales force with the performance of our company.

Sales Force Licensing

The states, provinces and territories in which our sales representatives operate generally require our sales representatives to obtain and maintain licenses to sell our insurance and securities products. Our sales representatives may also be required to maintain licenses to sell certain of our other financial products.

In order to sell insurance products, our sales representatives must be licensed by their resident state (U.S.) or province or territory (Canada) and by any other state, province or territory in which they do business. In addition, in most states our sales representatives must be designated by our applicable insurance subsidiary in order to sell our insurance products.

In order to sell securities products, our U.S. sales representatives must be registered with FINRA and licensed as both Series 6 and Series 63 registered sales representatives of our broker-dealer subsidiary and by each state in which they sell securities products. To sell variable annuity products, our sales representatives must have the licenses and FINRA registrations noted above and be appointed by the annuity underwriter in the states in which they market annuity products.

Our Canadian sales representatives selling mutual fund products are required to be licensed by the securities commissions in the provinces and territories in which they sell mutual fund products. Our Canadian sales representatives who are licensed to sell our insurance products do not need any further licensing to sell our segregated funds products in Canada.

Due to recently enacted federal regulation, we anticipate that all of our sales representatives who intend to offer and sell our mortgage loan products in the United States will be required to be registered or licensed by the end of 2010. Currently, our sales representatives in a number of states are not required to be individually licensed to offer our loan products. In the remaining states, our sales representatives are required to be individually licensed as mortgage or loan originators, brokers, solicitors or agents. Please see “— Regulation of Investment and Savings Products — Regulation of Loan Products” below.

In Canada, our sales representatives do not sell loan products due to licensing restrictions, but they are compensated for referring clients to the applicable lender without having to be licensed as a mortgage broker.

Our sales representatives must pass applicable examinations in order to be licensed to sell our insurance, securities and loan products. We provide our sales representatives access to in-person and online life insurance licensing exam preparation classes and other support to assist them in obtaining necessary life insurance licensing. Please see “— Sales Force Motivation, Training and Communication” above. To encourage new recruits to obtain their life insurance license, we either pay directly or reimburse the sales representative for certain licensing-related fees and expenses, if the sales representative passes the applicable exam and obtains the applicable life insurance license.

Supervision and Compliance

To ensure compliance with various federal, state, provincial and territorial legal requirements, we and RVPs share responsibility for maintaining an overall compliance program that involves compliance training, and supporting and monitoring the activities of our sales representatives. Our Office of the General Counsel and our Field Supervision Department work with RVPs to develop appropriate compliance procedures and systems.

RVPs generally must obtain a principal license (FINRA Series 26 in the United States and Branch Manager license in Canada), as a result of which they have supervisory responsibility over the activities of their downline sales organizations. Additional supervision is provided by approximately 500 Offices of Supervisory Jurisdiction, or OSJs, who are select RVPs who receive additional compensation for assuming additional responsibility for supervision and compliance monitoring across all product lines. These OSJs are required to periodically inspect our field offices and report any compliance issues they observe to us.

All of our sales representatives are required to participate in our annual compliance meeting, a program administered by our senior management and our legal staff at which we provide a compliance training overview across all product lines and require the completion of compliance checklists by each of our licensed sales representatives for each product he or she offers. Additionally, our sales representatives receive periodic compliance newsletters regarding new compliance developments and issues of special significance. Furthermore, the OSJs are required to complete an annual training seminar that focuses on securities compliance and field supervision.

Our Field Supervision Department regularly runs surveillance reports designed to monitor the activity of our sales force. These surveillance reports are reviewed by our surveillance administrators. If we detect any unusual or suspicious activity, our Field Supervision Department commences an appropriate investigation and, when appropriate, refers such activity to our legal department for disciplinary action. Our Field Supervision Department has a team of Primerica employees who regularly assist the OSJs and communicate compliance requirements to them to ensure that they properly discharge their supervisory responsibilities. These Primerica employees also periodically inspect the OSJ offices.

Our Field Audit Department regularly conducts audits of all sales representative offices throughout North America, including scheduled and “no-notice” audits. In 2009, we performed approximately 4,700 audits in the United States and Canada. Our policy is to conduct approximately 50% of the field office audits on a “no-notice” basis. The auditors review all regulatory-required records that are not maintained at our home office. All compliance deficiencies noted by the auditor must be corrected, and we carefully monitor all corrective action. Field offices that fail the audit are subject to a follow-up audit in 150 days. Continued audit deficiencies are addressed through a progressive disciplinary structure that includes fines, reprimands, probations and terminations.

The Office of the General Counsel has responsibility for the legal affairs of the company, along with compliance, government relations and corporate governance. This office is also responsible for investigating and making recommendations about disciplinary actions against sale representatives, if appropriate.

Our Products

Our products are tailored to appeal to middle income consumers. We believe our face-to-face “home delivery” of products and financial needs analysis adds sufficient value to the client to allow us to compete on the basis of product value and service in addition to price. Reflecting our philosophy of helping middle income clients with their financial product needs and to ensure compatibility with our distribution model, our products generally incorporate the following criteria:

•

Consistent with Good Individual Finance Principles:    Products must be consistent with good personal finance principles for middle income consumers, such as reducing debt, minimizing expenses and encouraging long-term savings.

•

Complementary:    Products are designed to complement, not to compete with or cannibalize, each other. For example, term life insurance does not compete with mutual funds because term life has no cash value or investment element.

•	Ongoing Needs Based: Products must meet the ongoing financial needs of many middle income consumers so that the likelihood of a potential sale is high in most homes.

•

Distributable:    Products must be appropriate for distribution by our sales force, which requires that the application and approval process must be simple to explain and understand, and the likelihood of approval must be sufficiently high to justify the investment of time by our sales representatives.

We organize and manage our business through three operating segments: Term Life Insurance Products, Investment and Savings Products and Corporate and Other Distributed Products. Please also see Note 3 to our audited combined financial statements included elsewhere in this prospectus for certain financial information regarding our operating segments and the geographic areas in which we operate.

Operating Business Segment	Principal Products	Principal Sources of Products (Applicable Geographic Territory)
Term Life Insurance Products	Term Life Insurance	Primerica Life Insurance Company (U.S. (except New York), Puerto Rico and Guam)(1) National Benefit Life Insurance Company (New York)(1) Primerica Life Insurance Company of Canada (Canada)(1)

Investment and Savings Products	Mutual Funds

Legg Mason Global Asset Management (U.S.)

Van Kampen Investments (U.S.)

Pioneer Investments (U.S.)

Invesco AIM Investments (U.S.)

American Funds (U.S.)

Franklin Templeton (U.S.)

Concert™ Funds (a family of Primerica-branded “funds of funds” comprised of AGF Funds) (Canada)

AGF Funds (Canada)

	Variable Annuities	MetLife Investors USA Co. (U.S.) First MetLife Investors (U.S.)

	Segregated Funds	Primerica Life Insurance Company of Canada (Canada)(1)

Corporate and Other Distributed Products	Mortgage Loans — Debt Consolidation or Refinance	Citicorp Trust Bank, fsb (U.S.)(2) Citicorp Home Mortgage, a division of CitiFinancial Canada, Inc. (Canada)(2) AGF Trust Company (Canada)(3)

	Unsecured Loans	Citibank, N.A. (U.S., except California)(2) Citicorp Trust Bank, fsb (California)(2)

	Primerica DebtWatchers™	Equifax Consumer Services LLC, a wholly owned subsidiary of Equifax Inc. (U.S. and Canada)

	Long-Term Care Insurance	Genworth Life Insurance Company and its affiliates (U.S.)

	Prepaid Legal Services	Prepaid Legal Services, Inc. (U.S. and Canada)

	Mail-Order Student Life	National Benefit Life Insurance Company (U.S., except Alaska, Hawaii, Montana, Washington and the District of Columbia)(1)

	Short-Term Disability Benefit Insurance	National Benefit Life Insurance Company (New York and New Jersey)(1)

	Auto and Homeowners’ Insurance	Various insurance companies, as offered through Answer Financial, Inc. (an independent agent for various third-party property and casualty insurance companies) (U.S.)

(1)	Indicates subsidiaries of Primerica.

(2)	Indicates affiliate of Citi (excluding Primerica and its subsidiaries).

(3)	Beginning in April 2010, our sales representatives in Canada will refer mortgage loan clients to AGF Trust Company.

Term Life Insurance Products

Through our three life insurance company subsidiaries — Primerica Life, NBLIC and Primerica Life Canada — we offer term life insurance to clients in the United States, Puerto Rico, Guam and Canada. In 2008, we were the largest provider of individual term life insurance in the United States based on the amount of in-force premiums collected, according to LIMRA.

We believe that term life insurance is a better alternative for middle income clients than cash value life insurance. Term life insurance provides a guaranteed death benefit if the insured dies during the fixed coverage period of the policy in return for the periodic payment of premiums. Term insurance products, which are sometimes referred to as pure protection products, have no savings or investment features, but provide payment of a specified amount upon the death of the insured individual, thereby providing financial protection for his or her named beneficiaries. By buying term life insurance rather than cash value life insurance, a policyholder initially pays a lower premium and, as a result, may have funds available to invest to fund retirement and other needs. We also believe that a person’s need for life insurance is inversely proportional to that person’s need for retirement savings, a concept we refer to as the “theory of decreasing responsibility.” Young adults with children, new mortgages and other obligations need to buy higher amounts of insurance to protect their family from the loss of future income resulting from the death of a primary bread winner. With its lower initial premium, term life insurance lets young families buy more coverage for their premium dollar when their needs are greatest and still have the ability to have funds for their retirement and educational savings needs.

Our term life insurance products are designed to be easily understood by, and meet the needs of, our middle income clients. Clients purchasing our term life insurance products, whose average age was 38 in 2009, generally seek stable, longer-term income protection products for themselves and their families. In response to this demand, we offer term life insurance products, with level premium coverage periods that range from ten to 35 year policies, with policies of 20-year terms or more accounting for 81% of the face amount of policies we issued in 2009. Death benefits are payable upon the death of the insured while the policy is in-force. Policies remain in-force until the expiration of the coverage period or until the policyholder ceases to make premium payments and terminates the policy. Our currently issued policies expire when the primary insured reaches age 95 (80 for NBLIC clients in New York). Premiums are guaranteed not to rise above a certain amount each year during the life of the policy. The initial guarantee period for policies issued in the United States equals the initial term period, up to a maximum of 20 years. After 20 years, we have the right to raise the premium, subject to limits provided for in the applicable policy. In Canada, the amount of the premium is guaranteed for the entire term of the policy.

Our term life insurance policies may be customized through the addition of riders to provide coverage for specific protection needs, such as mortgage and college expense protection. These additional riders are available individually for both the primary insured and a spouse. We offer an Increasing Benefit Rider that allows for a 5% or 10% annual increase in coverage (subject to a maximum lifetime increase of $500,000) without new underwriting. All children under the age of 25 in a family may be insured under one rider for one premium. Providing insurance for an entire family under one policy results in only one policy fee, premium banding for the total coverage on the primary insured and spouse, and reduced administrative expenses. The term “premium banding” refers to levels of death benefits payable on a term life insurance policy at which the cost to the insured of each $1,000 of death benefits payable decreases. Our premium bands are currently $150,000, $250,000 and $500,000. The death benefits attributable to an insured individual and his or her insured spouse are combined for purposes of determining which premium band will be used to calculate individual premiums. Therefore, the couple together may be charged premiums that are less per person per $1,000 of death benefits payable than they would otherwise be charged as individuals. The average size of the policies that we issued in 2009 was approximately $282,100.

The following table sets forth selected financial information regarding our term life insurance products as of the dates indicated:

	As of or for the year ended December 31,
	2009	2008	2007
Life insurance issued
Number of policies issued	233,837	241,173	244,733
Face amount issued (thousands)	$80,497	$87,279	$87,619
Life insurance in-force
Number of policies in-force	2,332,273	2,363,792	2,386,633
Face amount in-force (millions)	$650,195	$633,467	$632,086

Pricing and Underwriting.    We believe that effective pricing and underwriting are significant drivers of the profitability of our life insurance business, and we have established our pricing assumptions to be consistent with our underwriting practices. We set pricing assumptions for expected claims, lapses, investment returns and expenses based on our own relevant experience and other factors. These other factors include:

•

expected changes from relevant experience due to changes in circumstances, such as (i) revised underwriting procedures affecting future mortality and reinsurance rates, (ii) new product features, and (iii) revised administrative programs affecting sales levels, expenses, and client continuation or termination of policies; and

•	observed trends in experience that we expect to continue, such as general mortality improvement in the general population and better or worse persistency due to changing economic conditions.

Our strategy is to price our insurance products competitively for our target risk categories. Our insurance products are based on unisex rates, which we believe complements our one policy per family philosophy.

Under our current underwriting guidelines, we individually assess each insurable adult applicant and place them into one of four risk classifications, based on current health, medical history and other factors. Each of these four classifications (preferred plus, preferred, non-tobacco and tobacco) has specific health criteria. We may decline an applicant’s request for coverage if his or her health or activities create unacceptable risks for us. All underwriting decisions are made by our underwriting professionals.

Because many policies are sold to friends, family members and personal acquaintances of our sales representatives, we do not have our sales representatives collect sensitive and personal medical information from an applicant. Our sales representatives ask applicants a series of yes or no questions regarding the applicant’s medical history. If we believe that follow up regarding an applicant’s medical history is warranted, then a third-party provider using its trained personnel contacts the applicant by telephone to obtain a detailed medical history. The resulting “tele-underwriting report” is electronically transmitted to us and is evaluated in our underwriting process. During the underwriting process, we may consider information about the applicant from third-party sources such as the Medical Information Bureau, motor vehicle bureaus and physician statements as well as from personal financial documents, such as tax returns and personal financial statements.

To accommodate the significant volume of insurance applications that we process, we and our sales force use technology to make our operations more efficient. Our sales representatives submit approximately 50% of our life insurance applications to us in electronic form using our proprietary PDA-based system, TurboApps. The TurboApps system ensures that the application is submitted error-free, collects the applicant’s electronic signatures and populates the RVP’s sales log. Paper applications we receive are scanned and transmitted to a third-party data entry company. Our proprietary review and screening system automatically either confirms that an application meets regulatory and other requirements, or alerts our application processing staff to any deficiencies with the application. If any deficiencies are noted, then our application processing staff telephones the sales representative to obtain the necessary information. Once an application is complete, the pertinent application data is uploaded to our life insurance administrative systems, which manage the underwriting process by electronically analyzing data and recommending underwriting decisions and communicating with the sales representative and third-party providers.

Claims Management.    Our insurance subsidiaries process an average of more than $2.6 million in benefit claims each day on policies underwritten by us and sold by our sales representatives. These claims fall into three categories: death; waiver of premium (applicable to disabled policyholders who purchased a rider pursuant to which Primerica agrees to waive remaining life insurance premiums during a qualifying disability); or terminal illness. The claim may be reported by our sales representative, a beneficiary or, in the case of terminal illness, the policyholder. Following are the benefits paid by us for each category of claim for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Death	$942,622	$913,651	$872,276
Waiver of premium	21,395	18,547	15,711
Terminal illness(1)	9,295	7,326	7,298

(1)	We consider claims paid for terminal illness to be loans made to the beneficiary that are repaid to us upon death of the beneficiary from the death benefit.

In the United States, after coverage has been in-force for two years, we may not contest the policy for misrepresentations in the application or the suicide of the insured. In Canada, we have a similar two-year contestability period, but we are permitted to contest insurance fraud at any time. As a matter of policy, we do not contest any coverage issued by us to replace the face amount of another insurance company’s individual coverage to the extent the replaced coverage would not be contestable by the replaced company. We believe this approach helps our sales representatives sell replacement policies, as it reassures clients that claims made under their replacement policies are not more likely to be contested as to the face amount replaced. Through our claims administration system, we record, process and pay the appropriate benefit with respect to any reported claim. Our claims system is used by our home office investigators to order medical and investigative reports from third-party providers, calculate amounts due to the beneficiary (including interest) and report payments to the appropriate reinsurance companies.

Financial Strength Ratings.    Ratings with respect to financial strength are an important factor in establishing our competitive position and maintaining public confidence in us and our ability to market our products. Ratings organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders. Primerica Life and its subsidiaries, NBLIC and Primerica Life Canada, have been assigned a financial strength rating of “A+” (superior; second highest of 16 ratings) by A.M. Best Co. with a negative outlook, predicated upon the completion of this offering and the Transactions. Primerica Life currently has an insurer financial strength rating of “AA” (very strong; third highest of 22 ratings) from Standard & Poor’s. Primerica Life Canada and NBLIC are not rated by Standard & Poor’s. Standard & Poor’s has placed Primerica Life’s ratings on credit watch. The ratings of A.M. Best and Standard & Poor’s are subject to downgrade. No assurance is given that we will maintain our current ratings. Ratings for insurance companies are not designed for investors and do not constitute recommendations to buy, sell or hold any security.

Reinsurance.    We use reinsurance primarily to reduce the volatility risk with respect to mortality. Since 1994, we have reinsured death benefits in the United States on a yearly renewal term, or YRT, basis. Currently, we automatically reinsure 90% of all U.S. insurance policies that we underwrite with respect to the first $4 million per life of coverage, excluding coverage under certain riders. With respect to our Canadian insurance policies, we reinsure face amounts above $500,000 per life on an excess yearly renewable term basis. For all risk in excess of $2 million per life, we reinsure on a case-by-case or “facultative” basis. We also reinsure substandard cases on a facultative basis to capitalize on the extensive experience some of our reinsurers have with substandard cases. A substandard case has a level of risk that is acceptable to us but at higher premium rates than a standard case because of the health, habits or occupation of the applicant.

Either we or our reinsurers are entitled to discontinue the applicable reinsurance program, as to future policies written, by giving 90 days’ advance notice to the other. Use of reinsurance does not discharge us, as the insurer, from liability on the insurance ceded. We, as the insurer, are required to pay the full amount of the death benefit even in circumstances where we are entitled to or able to receive payments from our reinsurer. The principal reinsurers to which we cede risks have retained strong financial strength ratings; however, two of our reinsurers have financial strength ratings that are well below where they were when we entered into our contracts. As of December 31, 2009, approximately 94% of our statutory ceded reserve is placed with reinsurers with A.M. Best financial strength ratings of “A-” or above. As of December 31, 2009, our total future policy benefits reinsured to all reinsurers was approximately $681.8 million.

As of December 31, 2009, approximately 60% of the total face amount that we reinsured was ceded to the following four reinsurers:

	As of December 31, 2009
Reinsurer	Reinsurance receivable (in millions)	A.M. Best rating
Swiss Re Life & Health America Inc.	$182.8	A
Scor Global Life Reinsurance Companies	149.8	A-
Generali USA Life Reassurance Company	117.1	A
RGA Reinsurance Company	73.4	A+

Under our YRT reinsurance agreements, including those with the reinsurers identified in the table above, the reinsurer insures our obligation to pay for death benefits that underlie the insurance policies that we issue and, in return, we pay the reinsurers premiums that are calculated based on the net amount of risk reinsured under the reinsurance agreement. Our relationships with the reinsurers are structured so that, subject to certain criteria, we automatically cede, and the reinsurer automatically accepts, its share of risk for all policies below the binding limit (currently $4 million of face amount). Risks which are not reinsured on an automatic basis may still be accepted for reinsurance, provided that the reinsurer approves each individual risk before it accepts liability. The YRT reinsurance agreements were put in place for our term life policies issued in 1994 and thereafter.

Both we and the reinsurer are entitled to discontinue the reinsurance agreement as to future policies by giving 90 days’ advance notice to the other. However, the reinsurer’s ability to terminate coverage for existing policies is limited to circumstances such as a material breach of contract or nonpayment of premiums by us. Generally, we have the option of recapturing some or all of the YRT reinsurance in the event that we increase our retention limits or the percentage of risk that we retain. The premiums payable to the reinsurer are based on rates shown in the agreements that are expected to continue indefinitely. The reinsurer has the right to increase rates with certain restrictions. If the reinsurer increases rates, we have the right to immediately recapture the business.

Under our coinsurance reinsurance agreements, including those with Swiss Re Life & Health America Inc., the reinsurer receives its share of the premiums received from our policyholders. The reinsurer pays us an allowance to reimburse us for our expenses associated with acquiring and administering the business. The coinsurance agreements were in place for business written prior to 1991.

Either party may offset any balance due from the other party. In addition, if the reinsurer becomes insolvent, impaired or unable to pay its debts, we may recapture the business.

In connection with this offering, we will enter into coinsurance agreements with three affiliates of Citi, pursuant to which we will cede between 80% and 90% of the risks and rewards of our term life insurance policies that were in-force at year-end 2009. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Citi Reinsurance Transactions.”

Reserves.    We calculate and maintain reserves for the estimated future payment of claims to our policyholders based on actuarial assumptions and in accordance with GAAP. We use mortality, persistency, expense and interest rate assumptions which are based upon our experience and expectations for the future at the time the policy is issued. In accordance with GAAP, these assumptions are “locked-in” at the time the policy is issued. We review our reserve assumptions annually in setting reserves for the current year of issue.

Investment and Savings Products

We believe that middle income families have significant unmet retirement and education-related savings needs. Using our FNA tool, we help our clients understand their current financial situation and how they can use time-tested financial principles, such as prioritizing personal savings, compounding, thinking long-term and diversification, to reach their retirement and educational savings goals. While we seek to meet individual needs, most of our clients fall into one of several distinct segments of the savings and retirement spectrum that we serve: clients who are actively saving, clients who are nearing retirement and clients who are retired. Our investment and savings products are comprised of basic saving and investment vehicles that seek to meet the needs of clients in each of these three segments.

Through our U.S. licensed broker-dealer subsidiary, PFS Investments, and our Canadian licensed dealer and insurance company, PFSL Investments Canada and Primerica Life Canada, respectively, and our licensed sales representatives, we distribute and sell to our clients mutual funds, variable annuities and segregated funds. Approximately 23,000 of our sales representatives are licensed to distribute mutual funds in North America and Canada. Approximately 13,000 of our sales representatives are licensed and appointed to distribute variable annuities in the United States and approximately 8,000 of our sales representatives are licensed to sell segregated funds in Canada. In the United States, we distribute mutual fund products of several third-party mutual fund companies and variable annuity products of MetLife and its affiliates. In Canada, we offer our own Primerica-branded mutual funds, as well as mutual funds of other companies, and offer our Primerica-branded segregated fund products, which are underwritten by Primerica Life Canada.

The following tables set forth selected financial information regarding our mutual fund, variable annuity and segregated funds business as of the date and for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Product sales
Mutual funds	$1,821,005	$2,808,957	$3,432,883
Variable annuities	922,563	1,157,479	1,297,623

Total sales for which we earn sales-based revenues	2,743,568	3,966,436	4,730,506

Segregated funds	263,074	491,953	458,962

Total	$3,006,642	$4,458,389	$5,189,468

Average asset values
Mutual funds	$19,372,957	$24,209,867	$28,006,958
Variable annuities	5,446,397	6,004,225	6,625,010
Segregated funds	1,792,253	1,949,788	1,742,081

Total	$26,611,607	$32,163,880	$36,374,049

Average number of fee generating accounts
Recordkeeping accounts	2,839	3,082	3,208
Custodial accounts	2,058	2,223	2,302

Segment Commissions & Fees
Sales-based	$118,798	$168,614	$212,626
Asset-based	127,581	158,934	170,277
Account-based	43,247	47,243	48,615

Total Investment and Savings
Product Commissions and Fees	$289,626	$374,791	$431,518

Mutual Funds.    In the United States, our licensed sales representatives primarily distribute mutual funds from six select asset management firms: American Funds; Invesco AIM; Franklin Templeton; Legg Mason; Pioneer and Van Kampen.

All of these firms have diversified product offerings, including domestic and international stock, bond and money market funds. Each firm has individual funds with long track records, some more than 30 years with good relative performance, and each firm continually evaluates its fund offerings and adds new funds on a regular basis. Additionally, this group of funds has products in diversified asset classes and varied investment styles, and many of the managers of these funds have trading operations on multiple continents. We believe this group of select asset management firms provides funds that generally meet the investment needs of our clients. Recently, three of these fund families (Legg Mason, Van Kampen and American Funds) accounted for in the aggregate between 85% and 90% of our mutual fund sales in the United States. Legg Mason and Van Kampen each have large wholesaling teams that support our sales force in distributing their mutual fund products. We have selling agreements with each of these fund companies, as well as with approximately 40 other companies. Our selling agreements with Legg Mason, Van Kampen and American Funds all have indefinite terms and provide for termination at will. Each of these agreements authorizes us to receive purchase orders for shares of mutual funds or similar investments underwritten by the fund company and to sell and distribute the shares on behalf of the fund company. All purchase orders are subject to acceptance or rejection by the relevant fund company in its sole discretion. Purchase orders received by the fund company from us are accepted only at the then-applicable public offering price for the shares ordered (the net asset value of the shares plus an applicable sales charge). For sales of shares that we initiate, we are paid commissions based upon the dollar amount of the sales and earn marketing and distribution fees (so called “trail commissions” or “12b-1 fees”) on mutual fund products sold based on asset values in our client accounts. Pursuant to our selling agreement with Legg Mason, we also receive, as consideration for our retail distribution channel and mutual fund sales infrastructure, a mutual fund support fee based upon a percentage of sales and clients’ asset value held in Legg Mason funds.

In Canada, our sales representatives offer Primerica-branded Concert™ Series funds (accounting for 56% of our sales of mutual fund products in Canada) and the funds of three third-party asset management firms (accounting for 37% of our mutual fund sales in Canada). Our Concert™ Series of funds are six different asset allocation funds with varying investment objectives ranging from fixed income to aggressive growth. Each Concert™ Fund is a fund of funds that allocates fund assets among equity and income mutual funds of the AGF Group, a major asset management firm in Canada. The asset allocation within each Concert™ Series fund is determined on a contract basis by Legg Mason. The principal non-proprietary funds that we offer our clients in Canada are funds of AGF, Mackenzie and AIM. Like our U.S. fund family select list, the asset management partners we have selected in Canada have a diversified offering of stock, bond and money market funds, including domestic and international funds with a variety of investment styles.

A key part of our investment philosophy for our clients is the long-term benefits of dollar cost averaging through systematic investing. To accomplish this, we assist our clients by facilitating monthly investment into their mutual fund account by bank draft against their checking accounts. Qualified retirement plans account for 56% and 71% of the mutual fund assets for which we serve as nominee in the United States and Canada, respectively. Our high concentration of retirement plan accounts and our systematic savings philosophy are beneficial to us as these accounts tend to have lower redemption rates than the industry and, therefore, generate more asset-based revenues.

Variable Annuities.    Our licensed sales representatives in the United States also distribute variable annuities underwritten and provided by two MetLife insurance companies. Variable annuities are insurance products that enable our clients to invest in accounts with attributes similar to mutual funds, but also have benefits not found in mutual funds, including death benefits that protect beneficiaries from market losses due to a market downturn and income benefits that guarantee future income payments for the life of the policyholder(s). MetLife bears the insurance risk on the variable annuities that we distribute. MetLife, with our assistance, has developed a series of private label annuity products specifically designed to meet the needs of our clients. The most recent product in the series, PrimElite IV, launched in June 2007, includes certain improvements to the previous products sold by adding new living benefits and a unique pricing structure that provides clients with lower fees on larger-sized variable annuity investments.

In connection with MetLife’s acquisition of The Travelers Life and Annuity Company, we entered into an agreement pursuant to which MetLife, as the successor to The Travelers Life and Annuity Company, has the right to be the exclusive provider of the annuity products that we distribute in the United States and Puerto Rico until July 1, 2010. From July 1, 2010 to the contract’s expiration on June 30, 2015, the agreement provides MetLife with the non-exclusive right to supply annuity products, during which period MetLife is entitled to have the same access to our sales force as we provide any other supplier of a comparable annuity product. If, prior to July 1, 2012, we expand our product offerings to include new (i) private label variable life insurance or variable annuity products or (ii) life insurance or annuity products to be sold on an exclusive basis (other than the types of life insurance and annuity products that we distributed on July 1, 2005), MetLife has the right to make a proposal to supply us with these new products. While we have discretion to determine the criteria for selecting the provider(s) of these new products, if MetLife proposes to provide us with these new products, we have agreed to select MetLife as our provider of these products if MetLife’s proposal, taken as a whole, compares as well as the most favorable proposal we receive from other potential providers of these products.

Segregated Funds.    In Canada, we offer segregated fund products, which are branded as our “Common Sense Funds,” that have some of the characteristics of our variable annuity products distributed in the United States. Our Common Sense Funds are underwritten by Primerica Life Canada and offer our clients the ability to participate in a diversified managed investment program that can be opened for as little as C$25. The investment objective of segregated funds is long-term capital appreciation combined with some guarantee of principal. Unlike mutual funds, our segregated fund product guarantees clients at least 75% of their net contributions (net of withdrawals) at the earlier of the date of their death or at the segregated fund’s maturity date, which is selected by the client. The portfolio consists of both equities and bonds with the equity component consisting of a pool of large cap Canadian equities and the bond component consisting of Canadian federal government zero coupon treasuries. The portion of the segregated fund portfolio allocated to zero coupon treasuries are held in sufficient quantity to satisfy the guaranties payable at the maturity date of the segregated fund. As a result, our potential exposure to market risk is very low as it comes from the guarantees payable upon the death of the client prior to the maturity date. With the guarantee level at 75% and in light of the time until the scheduled maturity of our segregated funds contracts, we currently do not need to allocate any corporate capital as reserves for segregated fund contract benefits.

Many of our Canadian clients invest in segregated funds through a registered retirement savings plan, or RRSP, which is similar to an IRA in the United States in that contributions are made to the RRSP on a pre-tax basis and income is earned on a tax-deferred basis. Our Common Sense Funds are managed by AGF Funds, one of Canada’s leading investment management firms, and a leading provider of our mutual fund products.

529 Plans.    We also sell college savings plans, which are known as 529 Plans, throughout the United States. We sell the Legg Mason Scholar’s Choice College Savings Plan and the Van Kampen Higher Education 529 Plan. In 2009, 529 plan sales comprised less than 1% of the total sales revenue of our Investment and Savings Product Segment.

Revenue and Sales Force Compensation.    In the United States, we earn revenue from our investment and savings products business in three ways: commissions earned on the sale of such products; fees earned based upon client asset values; and account-based revenue. On the sale of mutual funds and variable annuities, we earn a “dealer reallowance” or commission on the dollar amount of new purchases as well as “trail commissions,” or 12b-1 fees, on the assets held in our clients’ accounts. On mutual fund and variable annuity sales, we pay a percentage of the dealer reallowance and trail commissions we receive as sales compensation to our sales representatives. We also receive marketing and support fees from most of our fund providers. These payments are typically a percentage of sales or a percentage of the total clients’ asset values, or a combination of both.

With respect to several of the fund companies offered in the United States, we receive custodial fees for services performed as a non-bank custodian for certain of our clients’ retirement plan accounts, and earn revenue for performing account-based recordkeeping services. We also receive fees for the financing of advance commissions paid to our sales representatives for the sale of certain Legg Mason funds. The total amount of these account-based fees fluctuates with the number of such accounts. Consequently, the closing of accounts can adversely impact our revenues. From time to time, the fund companies with whom we deal request that accounts with small balances be closed.

We perform recordkeeping services on behalf of several of our select U.S. fund companies. We receive compensation on a per account basis for these services. To assist us in performing these recordkeeping services, we have engaged third parties (including a Citi affiliate) to perform certain back-office transfer agent functions and a portion of the client and agent telephone servicing. We also maintain an operations and phone service center at our Duluth, Georgia offices to support our recordkeeping platform.

In Canada, we earn revenue from the sales of our investment and savings products in two ways: commissions on mutual fund sales and fees paid based upon clients’ asset values (mutual fund trail commissions, and asset management fees from segregated funds and Concert™ Series mutual funds). On the sale of mutual funds, we earn a dealer reallowance or commission as well as trail commissions on the assets held in our clients’ accounts. We pay a percentage of the dealer reallowance and trail commissions we receive with respect to mutual fund sales as compensation to our Canadian sales representatives. On the sale of segregated funds, we earn a fee based on the total asset value of these assets. For segregated funds, we pay as compensation to our sales representatives a sales commission on segregated fund sales and a fee paid quarterly based on clients’ asset values.

PFS Investments is a broker-dealer registered with FINRA and is subject to regulation by the SEC, FINRA and the Municipal Securities Rulemaking Board (with respect to 529 plans only), as well as by state securities agencies. PFS Investments operates as an introducing broker-dealer. As such, it performs the suitability review of investment recommendations in accordance with FINRA requirements, but it does not hold client accounts. PFSL Investments Canada is a mutual fund dealer registered with the MFDA, the national self-regulatory organization for the distribution side for the Canadian mutual fund industry, and is also registered with provincial securities commissions throughout Canada. As a registered mutual fund dealer, it performs the suitability review of mutual fund investment recommendations, but like our U.S. broker-dealer, it does not hold client accounts. Our U.S. and Canadian broker-dealers do not hold any client funds; rather, client funds are held by the mutual fund in which such client funds are invested or by MetLife in the case of variable annuities sold in the United States. As noted above, our Canadian segregated fund product is an insurance contract underwritten by Primerica Life Canada and the assets and corresponding reserves are contained on its balance sheet, but the assets are held in trust for the benefit of the contract owners.

Other Distributed Products

We also offer debt consolidation loans, a Primerica DebtWatchers™ product that allows clients create a plan for paying off debt, long-term care insurance, prepaid legal services and auto/home insurance. While many of these products are Primerica-branded, all of them are underwritten or otherwise provided by a third party. We also offer mail-order student life and short-term disability benefit insurance, which we underwrite through our New York insurance subsidiary, NBLIC.

Loan Products.    Managing debt continues to be a major challenge for our middle income clients. The decline in home values and the tightening of the credit markets generally have exacerbated the problem. We help clients manage their debt through the use of a debt consolidation loan, which provides them with the means to consolidate and accelerate the repayment of existing debt. Our loan product sales process is designed to be straightforward, low pressure and educational. Historically, we have offered fixed rate, fixed term and fully amortizing loans appropriate for a middle income client and have sold loan products exclusively for lenders that are affiliates of Citi, except in Puerto Rico where we previously sold loan products of a third-party lender.

Our Loan Products and Loan Products Operations.    Primerica Mortgages is a loan broker, not a lender, and our loan products are currently provided in the United States by lenders affiliated with Citi. All underwriting, processing of loan applications and credit decisions are handled by our lenders. As a loan broker in the United States, we receive a brokerage commission based on a fixed percentage of the loan amount on loans that are closed.

We offer fixed rate, fixed term, fully amortizing debt consolidation/refinance mortgage loans in all states but not in Washington D.C. and a debt consolidation/refinance mortgage loan product in Canada. Additionally, we offer a fixed rate, fixed term, fully amortizing debt consolidation unsecured loan product in the United States.

In Canada, we offer a debt consolidation loan product and assist clients with developing debt reduction/elimination strategies. Due to regulatory requirements, our sales representatives in Canada only refer clients to the lender and are not involved in the loan application and closing process.

We offer our loan products on an exclusive basis in the United States on behalf of Citi-affiliated lenders. Our mortgage lenders provide a dedicated staff to administer the loan products and support our sales representatives. Our mortgage lenders also support our sales representatives in the field with geographically dispersed marketing managers.

Recent Challenges Affecting Our Loan Business.    Our loan business is in a period of significant transition. In response to recent economic conditions and consistent with steps taken by other lenders generally, beginning in 2008, our lenders began implementing more rigorous credit standards, including more restrictive loan-to-value ratio requirements and more restrictive underwriting criteria, which adversely affected the number of loans that we sold in the second half of 2008 and continued to do so in 2010. We anticipate these rigorous standards will be maintained in the near term and may become more restrictive in the future.

The number of our sales representatives in the United States who are authorized to sell our mortgage loan products has decreased and will continue to decrease due to the implementation of individual licensing requirements mandated by the recently enacted SAFE Act. The SAFE Act requires all states to enact laws that will mandate that our U.S. sales representatives be individually licensed or registered if they intend to offer the mortgage loan products that we distribute. We currently anticipate that the SAFE Act requirements will cause a significant reduction in the scale of our loan product distribution business in the near term.

In March 2010, Primerica Mortgages entered into a new loan brokerage agreement with CTB and CitiMortgage, Inc., pursuant to which, beginning in March 2010, we will sell conforming fixed rate, fully amortizing first mortgage refinancing loans of CTB. As a conforming loan product that is saleable to government sponsored entities such as Fannie Mae and Freddie Mac, this new mortgage loan product may have stricter underwriting criteria than mortgage products that we previously sold, and will provide us and our sales force with reduced compensation for the origination of mortgage loan products in the United States. After September 2010, CTB has the right to transition all or a portion of the processing, underwriting and funding of these loans to its affiliate, CitiMortgage, Inc., provided that it has secured any required license in California. We have agreed that CTB and CitiMortgage, Inc. will be the exclusive providers of our mortgage loan products in the United States through March 2012, at which time either we or the lender may terminate this arrangement.

Commencing in March 2010, our sales representatives in Canada will discontinue referring mortgage loan clients to CitiFinancial Canada, Inc. and in April 2010 will refer mortgage loan clients to AGF Trust Company, which is not affiliated with Citi. Our contracts allowing us to sell unsecured loans of Citi lenders in the United States will terminate on December 31, 2010. Please see the section entitled “Risk Factors — Risks Related to Our Loan Business.”

Primerica DebtWatchers™.    In the second half of 2009, we began offering our Primerica DebtWatchers™ product in the United States and in three provinces in Canada. Primerica DebtWatchers™ allows clients to create a simple-to-understand plan for paying off their debt and provides clients with periodic updates of their credit score and other personal credit information. Currently, our sales representatives do not need an individual license to sell this product. Primerica DebtWatchers™ is co-branded with and supported by Equifax Consumer Services LLC, a subsidiary of Equifax Inc., one of the nation’s three major credit reporting services.

Key features of our Primerica DebtWatchers™ product offered in the United States include the ability for the client to use information from their Equifax Credit Report™ to assemble a simple-to-understand plan for paying off all of their debt and access to four Equifax Credit Reports™ per year so that clients can review and monitor their FICO® score and Equifax Credit Report™ .

Primerica DebtWatchers is a trademark of Primerica Client Services, Inc. Equifax Credit Report is a trademark of Equifax Inc. FICO is a trademark of Fair Isaac Corporation.

Other Products.    We also offer our U.S. clients Primerica-branded long-term care insurance, underwritten and provided by Genworth Life Insurance Company and its affiliates, and offer our U.S. and Canadian clients a Primerica-branded prepaid legal services program on a subscription basis that is underwritten and provided by Prepaid Legal Services, Inc. The prepaid legal services program offers a network of attorneys in each state to assist subscribers with legal matters such as drafting wills, living wills and powers of attorney, trial defense and motor vehicle-related matters. We receive a commission based on our sales of these policies and contracts. Through an arrangement with Answer Financial, Inc., or Answer Financial, an independent insurance agency, our sales representatives in the United States may refer clients to Answer Financial to receive multiple, competitive, auto and homeowners insurance quotes. Answer Financial’s comparative quote process allows clients to easily identify the underwriter (e.g., Hartford, Travelers, Progressive, SAFECO and Chubb) that is most competitively priced for their type of risk. Commissions that we receive under this program, which is called “Primerica Secure,” are based on policy sales and premiums. Sales representatives receive a flat referral fee payment for each completed auto and homeowner’s insurance application.

Our sale or referral of long-term care insurance, pre-paid legal services and auto and home insurance products in 2009 resulted in revenues of approximately $2.8 million, $9.4 million and $3.9 million, respectively.

NBLIC also sells mail-order student life insurance and short-term disability benefit insurance, which is a state-mandated policy for certain employees in the states of New York and New Jersey. These products, which are not distributed by our sales force, generated aggregate revenues in 2009 of approximately $24.2 million and $39.1 million, respectively. NBLIC also has discontinued insurance operations relating to its prior sales of universal life, interest sensitive whole life, traditional whole life and term insurance, auto and home insurance and annuity products.

Investments

As of December 31, 2009, on a pro forma basis to reflect the Transactions, we had total cash and invested assets of $2.3 billion and an additional $2.1 billion held in our separate accounts, for which we do not bear investment risk. We manage our assets to meet diversification, credit quality, and yield and liquidity requirements of our insurance policy liabilities by investing primarily in fixed- maturities, including government, municipal and corporate bonds, mortgage- and other asset-backed securities and private placement debt securities. We also invest in short-term securities and other investments, including a small position in equity securities. In all cases, our investments are required to comply with restrictions imposed by applicable laws and insurance regulatory authorities.

We use a third-party investment advisor to manage our investing activities. Our investment advisor reports to and is supervised by our Investment Committee, which has adopted and approved an investment policy statement that guides and directs our investment advisor in its activities on our behalf. Our investment advisor meets with our Investment Committee periodically, but no less frequently than monthly.

For further information regarding our invested assets, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio Performance.”

Regulation

Our operations are subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our clients and not our stockholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and in which they sell insurance policies. Our Canadian insurance business is principally regulated by both provincial and federal insurance regulatory authorities. Our insurance products and our businesses also are affected by U.S. federal, state and local tax laws and Canadian federal and provincial tax laws. Insurance products that constitute “securities,” such as variable annuities, also are subject to U.S. federal and state securities laws and regulations. The SEC, FINRA and state securities authorities regulate and supervise these products.

Our securities operations are subject to U.S. federal and state and Canadian federal and provincial securities and related laws. The SEC, state securities authorities, FINRA and similar Canadian federal and provincial authorities are the principal regulators of these operations.

Insurance and securities regulatory authorities (including state law enforcement agencies and attorneys general or their non-U.S. equivalents) from time to time make inquiries regarding compliance by us and our subsidiaries with insurance, securities and other laws and regulations regarding the conduct of our insurance and securities businesses. We cooperate with such inquiries and take corrective action when warranted.

Our loan business is subject to U.S. federal and state laws and regulations, including federal and state banking laws and regulations, in many jurisdictions.

Insurance Regulation

Our U.S. insurance subsidiaries are licensed to transact business in all states and jurisdictions in which they conduct insurance business. Specifically, Primerica Life, a Massachusetts insurance company, is licensed to transact business in 49 states, the District of Columbia, Puerto Rico, Guam and in the Commonwealth of the Northern Mariana Islands, and NBLIC, a New York insurance company, is licensed to transact business in all 50 states, the District of Columbia and the Virgin Islands. Primerica Life is not licensed to transact business in New York, where we transact business through NBLIC. U.S. state insurance laws regulate all aspects of our U.S. insurance business. Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of our business, which may include, among other things, premium rates and increases thereto, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other consumers rather than stockholders. At any given time, a number of financial or market conduct examinations of our subsidiaries may be ongoing. From time to time, regulators raise issues during examinations or audits of our subsidiaries that could, if determined adversely, have a material impact on us.

Our Canadian insurance subsidiary, Primerica Life Canada, is federally incorporated and provincially licensed and transacts business in all Canadian provinces and territories. Provincial and federal insurance laws regulate all aspects of our Canadian insurance business. Our Canadian insurance subsidiary is regulated federally by OSFI, and provincially by the Superintendents of Insurance for each province and territory. OSFI regulates insurers’ corporate governance, financial and prudential oversight, and regulatory compliance, while provincial and territorial regulators oversee insurers’ market conduct practices and related compliance.

Most U.S. states and Canadian provinces and territories, as well as the Canadian federal government, have laws and regulations governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, reinsurance and requirements of capital adequacy, and the business conduct of insurers, including sales and marketing practices, claim procedures and practices, and policy form content. In addition, U.S. state insurance law and Canadian provincial insurance law usually require licensing of insurers and their agents.

In Canada, OSFI conducts periodic detailed examinations of insurers’ business and financial practices, including the control environment, internal and external auditing and minimum capital adequacy, surpluses and related testing, legislative compliance and appointed actuary requirements, and insurers’ regulatory compliance, including anti-money laundering practices, outsourcing, related party transactions, privacy and corporate governance. Provincial regulators also conduct periodic market conduct examinations of insurers doing business in their jurisdiction.

Our U.S. insurance subsidiaries are required to file detailed annual reports with the United States supervisory agencies in each of the jurisdictions in which they do business, and their business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under NAIC guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. At any given time, a number of financial or market conduct examinations of our insurance subsidiaries may be ongoing. Over the past decade, no such insurance department examinations have produced any significant adverse findings regarding any of our insurance subsidiaries.

Specific examples of the types of insurance laws and regulations applicable to us or our U.S. or Canadian insurance subsidiaries are described below.

Insurance Holding Company Regulation; Limitations on Dividends.    Many states, including the states in which our insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them.

We are a holding company, and we have no operations. Our sole asset is the capital stock of our subsidiaries. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are considered extraordinary and are subject to approval by the insurance commissioner of the state of domicile.

During the years ended December 31, 2009, 2008 and 2007, we declared dividends to Citi (none of which were deemed extraordinary), including the return of capital, of $205.4 million, $436.2 million and $336.1 million, respectively.

The three insurance subsidiaries that are entitled to pay dividends to us are Primerica Life, NBLIC and Primerica Life Canada. During the year ended December 31, 2009, Primerica Life declared a dividend of $149.0 million. For the years ended December 31, 2008 and December 31, 2007, Primerica Life paid $353.0 million (none of which were deemed extraordinary) and $263.0 million (none of which were deemed extraordinary) of dividends, respectively, to Citi. During the year ended December 31, 2009, NBLIC paid no dividends to Primerica Life. For the years ended December 31, 2008 and December 31, 2007, NBLIC paid $8.0 million (none of which were deemed “extraordinary”) and $125.0 million ($94.5 million of which was deemed extraordinary) of dividends, respectively, to Primerica Life. During the year ended December 31, 2009, Primerica Life Canada paid no dividends to Primerica Life. For the years ended December 31, 2008 and December 31, 2007, Primerica Life Canada paid $4.9 million (none of which were deemed extraordinary) and $106.9 million (none of which were deemed extraordinary) of dividends, respectively, to Primerica Financial Services (Canada) Ltd., which, in turn, paid equivalent dividends to Primerica Life.

The following table sets forth the cash dividends paid or payable by our subsidiaries and the statutory dividend capacity (amount within the limitations of the applicable regulatory authorities, as further described below) for Primerica Life, NBLIC and Primerica Life Canada:

	Cash and Securities Dividends Paid or Payable by our Subsidiaries				Dividend Capacity
	Year Ended December 31,				Year Ended December 31,
	2009		2008	2007	2009	2008	2007
	(in thousands)
Primerica Life	$149,000	(1)	$353,000	$263,000	$149,175	$353,449	$263,339
NBLIC	—		8,000	125,000	35,600	31,686	30,494
Primerica Life Canada	—		4,866	106,928	291,887	176,590	172,248

(1)	Dividend declared but not paid in 2009 by Primerica Life.

For Primerica Life, the statutory dividend capacity is based on the greater of (1) 10% of the previous year-end statutory capital and surplus or (2) the previous year’s statutory net gain from operations (not including pro rata distributions of any class of the insurer’s own securities). Dividends that, together with the amount of other distributions or dividends made within the preceding 12 months, exceed this statutory limitation are referred to as extraordinary dividends. Extraordinary dividends require advance notice to the Massachusetts Division of Insurance, Primerica Life’s primary state insurance regulator, and are subject to potential disapproval. For dividends exceeding these thresholds, Primerica Life must provide notice to the Massachusetts Division of Insurance and receive responses indicating that the Massachusetts Division of Insurance did not object to the payment of those dividends.

For NBLIC, the statutory dividend capacity is based on the lesser of (1) 10% of the previous year-end statutory capital and surplus or (2) the previous year’s statutory net gain from operations, not including realized capital gains. Dividends that, together with the amount of other distributions or dividends in any calendar year, exceed this statutory limitation are considered to be extraordinary dividends. Extraordinary dividends require advance notice to the New York Department of Insurance, NBLIC’s primary state insurance regulator, and are subject to potential disapproval. For dividends exceeding these thresholds, NBLIC must provide notice to the New York Department of Insurance and receive responses indicating that the New York Department of Insurance did not object to the payment of those dividends.

In Canada, dividends can be paid subject to the paying insurance company continuing to meet the regulatory requirements for capital adequacy and liquidity and upon 15 days’ minimum notice to OSFI.

As a holding company with no significant business operations of our own, we will depend on dividends or other distributions from our operating subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of, principal of any debt obligations.

Market Conduct Regulation.    The laws and regulations governing our U.S. and Canadian insurance businesses include numerous provisions governing the marketplace activities of insurers, including policy filings, payment of insurance commissions, disclosures, advertising, product replacement, sales and underwriting practices and complaints and claims handling. The state insurance regulatory authorities in the United States and the federal and provincial regulators in Canada generally enforce these provisions through periodic market conduct examinations. Since January 1, 2008, we have not received any material adverse findings resulting from any insurance department examinations of our U.S. insurance subsidiaries or from any federal or provincial examinations of our Canadian insurance subsidiary.

Filing of Financial Statements.    State insurance laws and regulations require our U.S. insurance subsidiaries to file with state insurance departments publicly-available quarterly and annual financial statements, prepared in accordance with statutory guidelines that generally follow NAIC uniform standards. Canadian federal insurance laws and regulatory requirements require our Canadian insurance subsidiary to file quarterly and annual financial statements with OSFI. These annual financial statements are prepared in accordance with legal and regulatory requirements, including Canadian GAAP principles and the standards of the Canadian Institute of Chartered Accountants.

Change of Control.    The laws and regulations of the jurisdictions in which our U.S. insurance subsidiaries are domiciled require approval of the insurance commissioner prior to acquiring control of the insurer. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as experience, competence, the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. The states in which our insurance subsidiaries are domiciled have enacted laws which require regulatory approval for the acquisition of “control” of insurance companies. Under these laws, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring 10% or more of our common stock would need the prior approval of the state insurance regulators of these states, or a determination from such regulators that “control” has not been acquired.

In addition, Canadian federal insurance law requires approval of the Minister of Finance prior to any change of control of an insurer, whether direct or indirect, or to acquire, directly or through any controlled entity or entities, a significant interest (i.e., more than 10%) of any class of its shares. In considering an application for a change of control of an insurer, OSFI will consider the financial resources of the applicant, the soundness of the business plan presented by the applicant, and the business record, experience, character and integrity of the applicant, as well as whether the persons who will operate the insurer after the change of control are suitably competent and experienced in the operation of a financial institution and whether the change of control is in the best interests of the policyholders and the Canadian financial system.

These U.S. and Canadian laws regarding change of control may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Policy and Contract Reserve Sufficiency Analysis.    Under the laws and regulations of their jurisdictions of domicile, our U.S. insurance subsidiaries are required to conduct annual analyses of the sufficiency of their life insurance statutory reserves. In addition, other U.S. jurisdictions in which these subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. Our U.S. insurance subsidiaries most recently submitted these opinions without qualification as of December 31, 2009 to applicable insurance regulatory authorities.

Our Canadian insurance subsidiary also is required to conduct regular analyses of the sufficiency of its life insurance statutory reserves. Life insurance reserving and reporting requirements are completed by our Canadian insurance subsidiary’s appointed actuary. Materials provided by the appointed actuary are filed with OSFI as part of our annual filing and are subject to OSFI’s review. Based upon this review, OSFI may institute remedial action against our Canadian insurance subsidiary as OSFI deems necessary. Our Canadian insurance subsidiary has not been subject to any such remediation or enforcement by OSFI.

Surplus and Capital Requirements.    U.S. insurance regulators have the discretionary authority, in connection with the ongoing licensing of our U.S. insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators’ judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not believe that the current or anticipated levels of statutory surplus of our U.S. insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our U.S. insurance subsidiaries may issue.

In Canada, OSFI has authority to request an insurer to enter into a prudential agreement implementing measures to maintain or improve the insurer’s safety and soundness. OSFI also may issue orders to an insurer directing it to refrain from unsafe or unsound practices or to take action to remedy financial concerns. OSFI has neither requested that our Canadian insurance subsidiary enter into any prudential agreement nor has OSFI issued any order against our Canadian insurance subsidiary.

RBC.    The NAIC has established RBC standards for U.S. life insurance companies, as well as a model act to be applied at the state level. The model act provides that life insurance companies must submit an annual RBC report to state regulators reporting their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. If an insurer’s RBC falls below specified levels, the insurer would be subject to different degrees of regulatory action depending upon the level. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control. As of December 31, 2009, Primerica Life and NBLIC had combined statutory capital, and Primerica Life Canada had statutory capital, in excess of or substantially in excess of the applicable thresholds.

In Canada, an insurer’s minimum capital requirement is overseen by OSFI and determined as the sum of the capital requirements for five categories of risk: asset default risk, mortality/morbidity/lapse risks, changes in interest rate environment risk, segregated funds risk and foreign exchange risk.

NAIC Pronouncements, Reviews and Ratings.    Although we and our insurance subsidiaries are subject to state insurance regulation, in many instances the state regulations emanate from NAIC model statutes and pronouncements. Certain changes to NAIC model statutes and pronouncements, particularly as they affect accounting issues, may take effect automatically in the various states without affirmative action by the states. Although with respect to some financial regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile, neither the action of the domiciliary state nor the action of the NAIC is binding on a non-domiciliary state. Accordingly, a state could choose to follow a different interpretation. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products. In addition, accounting and actuarial groups within the NAIC have studied whether to change the accounting standards that relate to certain reinsurance credits, and if changes were made, whether they should be applied retrospectively, prospectively only, or in a phased-in manner. A requirement to reduce the reserve credits on ceded business, if applied retroactively, would have a negative impact on our statutory capital. The NAIC is also currently working on reforming state regulation in various areas, including comprehensive reforms relating to insurance reserves.

The NAIC also has established guidelines to assess the financial strength of insurance companies for U.S. state regulatory purposes. The NAIC conducts annual reviews of the financial data of insurance companies primarily through the application of 12 financial ratios prepared on a statutory basis. The annual statements are submitted to state insurance departments to assist them in monitoring insurance companies in their state and to set forth a desirable range in which companies should fall in each such ratio.

The NAIC suggests that insurance companies that fall outside the “usual” range in four or more financial ratios are those most likely to require analysis by state regulators. However, according to the NAIC, it may not be unusual for a financially sound company to have several ratios outside the “usual” range, and the NAIC typically expects 15% of the companies it tests to be outside the “usual” range in four or more categories. For the year ended December 31, 2009, Primerica Life and NBLIC were within the “usual” range for all ratios.

Statutory Accounting Principles.    Statutory accounting principles, or SAP, is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations determine, among other things, the amounts our insurance subsidiaries may pay to us as dividends and differ somewhat from GAAP principles, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders’ equity represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP. We cannot predict whether or when regulatory actions may be taken that could adversely affect our company or the operations of our insurance subsidiaries. Interpretations of regulations by regulators may change and statutes, regulations and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Canadian law requires the use of Canadian GAAP in the preparation of the financial statements of our Canadian insurance subsidiary. The primary source of these principles is the Standards of the Canadian Institute of Chartered Accountants.

State Insurance Guaranty Funds Laws.    Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Although we cannot predict with certainty the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength. Our insurance subsidiaries were assessed immaterial amounts in 2008, which will be partially offset by credits against future state premium taxes.

Additional Oversight in Canada.    FCAC is a Canadian federal regulatory body. It is responsible for ensuring that federally regulated financial institutions, which include Primerica Life Canada, comply with federal consumer protection laws and regulations, voluntary codes of conduct and their own public commitments. FINTRAC is Canada’s financial intelligence unit. Its mandate includes ensuring that entities subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, which includes Primerica Life Canada, comply with reporting, recordkeeping and other obligations under that act. Our Canadian insurance subsidiary is also subject to privacy laws under the jurisdiction of federal and provincial privacy commissioners, anti-money laundering laws enforced by the FINTRAC and OSFI, and the consumer complaints provisions of federal insurance laws under the mandate of the FCAC, which requires insurers to belong to a complaints ombud-service and file a copy of their complaints handling policy with the FCAC.

In connection with this offering and the Transactions, we have entered into an undertaking agreement with OSFI pursuant to which we will be subject to ongoing obligations to provide OSFI with certain information. In particular, we have agreed to provide OSFI with advance notice, if practicable, of (i) future debt issuances by us that are in an amount greater than 20% of our market capitalization (other than refinancing the $300 million Citi note), (ii) any final decision by our board of directors that could result in a material shift of our primary focus on regulated financial services and (iii) any change in ownership made by a beneficial owner of more than 5% of our common stock in the event that our senior management becomes aware of that fact. We are also required to provide OSFI with copies of our SEC filings, material press releases and access to our senior officers and auditors to discuss any prudential concerns OSFI may have concerning Primerica Life Canada. The following items are exempt from the advance notice commitment: (a) matters disclosed in this prospectus, (b) matters subject to confidentiality and disclosure restrictions imposed by governmental authorities and (c) matters that management, acting in good faith, deems would have an adverse effect on us. The term of the undertaking agreement is two years, subject to an obligation of OSFI and us to negotiate in good faith sixty days prior to expiration either a renewal or a decision not to renew based on the financial condition of Primerica Life Canada at the time of such negotiation.

We have applied for approval of the Minister of Finance (Canada) under the Insurance Companies Act (Canada) in connection with our indirect acquisition of Primerica Life Canada. The Minister, in considering such an application must take into account all matters that the Minister considers relevant, including the expectation that a person controlling a federal insurance company will provide ongoing financial, managerial or operational support to its subsidiary should such support prove necessary. The Minister has required us to sign a support principle letter which provides, without limiting the scope of the support principle letter, that this ongoing support may take the form of additional capital, the provision of managerial expertise or the provision of support in such areas as risk management, internal control systems and training. The provision of the support principle letter is intended to ensure that the person controlling the federal insurance company is aware of the importance and relevance of the support principle in the consideration of the application. However, the letter does not create a legal obligation on our part to provide the support.

In addition to federal and provincial oversight, our Canadian insurance subsidiary is also subject to the guidelines set out by the Canadian Life and Health Insurance Association, or CLHIA. CLHIA is an industry association that works closely with federal and provincial regulators to establish market conduct guidelines and sound business and financial practices addressing matters such as sales representative suitability and screening, insurance illustrations and partially guaranteed savings products.

Our Canadian insurance subsidiaries are currently in compliance with these laws, regulations and guidelines.

Regulation of Investment and Savings Products

Certain of our U.S. subsidiaries, including PFS Investments and PSS, are subject to extensive securities regulation in the United States. As a matter of public policy, regulatory bodies in the United States are charged with safeguarding the securities and other financial markets and with protecting investors participating in those markets. In the United States, the SEC is the federal agency responsible for administering the federal securities laws. PFS Investments is registered as a broker-dealer with the SEC and is also a member of FINRA, and is registered as a broker-dealer in all 50 states. As such, all aspects of its business are regulated, including sales methods and charges, trade practices, the use and safeguarding of customer securities, capital structure, recordkeeping, conduct and supervision of its employees. In particular, PFS Investments is subject to the SEC’s uniform net capital rule, Rule 15c3-1, which specifies the minimum net capital a broker-dealer must maintain and also requires that a significant part of the broker-dealer’s assets be kept in relatively liquid form. The uniform net capital rule imposes certain requirements that may have the effect of preventing a broker-dealer from distributing or withdrawing capital and may require that prior notice to the regulators be provided prior to making capital withdrawals. Our sales representatives who sell securities products through PFS Investments (including, in certain jurisdictions, variable annuities) are required to be registered representatives of PFS Investments. As a result, our sales representatives are also regulated by the SEC and FINRA and are further subject to applicable state and local laws.

In February 2009, FINRA commenced a routine bi-annual cycle examination of PFS Investments consistent with its historical examination schedule. To date, the examination has focused on (1) whether our trade review system appropriately reviewed client transactions for suitability, and (2) whether we have adequate procedures relating to maintaining confidential customer information when branch offices use off-site storage facilities and following the termination of sales representatives from PFS Investments. In early February 2010, FINRA advised us that it will likely be seeking from us an acceptance, waiver and consent, or AWC, of a violation, at least with respect to our suitability practices. However, FINRA has not informed us as to the details of any alleged violation or amount of any penalty or fine that it may seek. We are not able to predict the outcome of this investigation with certainty.

PFS Investments is also approved as a non-bank custodian under IRS regulations and, in that capacity, may act as a trustee for certain retirement accounts and is subject to IRS examinations.

In addition to the licensing requirements for PFS Investments and its sales representatives, PFS Investments is required to make certain monthly and annual filings with FINRA, including:

•	monthly FOCUS reports, which include, among other things, financial results and net capital calculations; and

•	annual audited financial statements, prepared in accordance with GAAP.

PSS is registered with the SEC as a transfer agent and, accordingly, is subject to SEC rules and examinations. As a registered transfer agent engaged in the recordkeeping business, PSS must keep current the information in its Form TA-1 (which PSS filed with the SEC upon its registration as a transfer agent) and, on an annual basis, must file a Form TA-2, which is an activity report that highlights the registrant’s activities for the immediately preceding year.

Our Canadian dealer subsidiary, PFSL Investments Canada, is registered as a mutual fund dealer in all Canadian provinces and territories. Accordingly, PFSL Investments Canada is registered with and regulated by the MFDA, which is the self-regulatory organization for mutual fund dealers, as well as all provincial and territorial securities commissions. PFSL Investments Canada is subject to periodic review by both the MFDA and the provincial and territorial securities commissions to assess its compliance with, among other things, applicable capital requirements, sales practices and procedures and administrative compliance. These regulators have broad administrative powers, including the power to limit or restrict the conduct of our business for failure to comply with the law or regulations. Possible sanctions that may be imposed include the suspension of individual sales representatives, limitations on the activities in which the dealer may engage, suspension or revocation of the dealer registration, censure or fines.

In addition to the licensing requirements for PFSL Investments Canada and its sales representatives, PFSL Investments Canada is required to make certain monthly and annual filings with the MFDA and the provinces and territories, including annual audited financial statements and unaudited monthly financial questionnaires and reports.

Our sales representatives who sell mutual funds through PFSL Investments Canada are required to be registered with the provincial or territorial securities commissions in those provinces and territories in which they operate as registered representatives of PFSL Investments Canada and also are subject to regulation by the MFDA.

We may also be subject to similar laws and regulations in the states, provinces and other countries in which we offer the products described above or conduct other securities-related activities. We are currently in compliance with all U.S. and Canadian filing requirements applicable to us, as described above.

Regulation of Loan Products

In the United States, state mortgage banking and brokering laws and unsecured lending laws regulate many aspects of our loan product distribution business. In the United States and Puerto Rico, Primerica Mortgages is regulated by state banking commissioners and other equivalent regulators. Our loan product distribution business must comply with the laws, rules and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to offer mortgage and unsecured loans, as well as an extensive body of federal laws and regulations. These state and federal laws and regulations address the type of loan products that can be offered to consumers through predatory lending and high cost loan laws and the type of licenses that must be obtained by individuals and entities seeking to solicit loan applications from consumers.

As a mortgage broker licensee, Primerica Mortgages is subject to periodic examinations by regulators. The Massachusetts Division of Banks is currently conducting an examination of Primerica Mortgages. We have not been informed by the Massachusetts Division of Banks as to why we were selected for this examination. We have provided the Division with the documentation and information that the Division has requested. The Division has not yet issued any specific written findings in connection with the examination.

The Transactions may constitute a change of control with respect to Primerica Mortgages under applicable law. Regulatory authorities in the following states and territories require prior approval for a change of control: Alabama, Alaska, Arizona, Arkansas, Delaware, Florida, Georgia, Illinois, Iowa, Kentucky, Louisiana, Maryland, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New York, North Carolina, Texas, Virginia and Wyoming, and the territory of Puerto Rico. We do not anticipate that approvals from all of these states and territories will be obtained prior to the completion of this offering and the Transactions. While we have submitted or plan to submit all relevant applications to these states and territories by the time of this offering, if these approvals are not obtained prior to the completion of this offering and the Transactions, we may have to cease conducting our lending business in these states and territories until such approvals are obtained.

The SAFE Act requires all states to enact laws that require that our U.S. sales representatives be individually licensed or registered if they intend to offer the mortgage loan products that we distribute in the United States. Prior to the enactment of the SAFE Act, our sales representatives were not required to be individually licensed or registered to sell mortgage loan products in a majority of states. By the end of 2010, we anticipate that all of our sales representatives who engage in our loan business will be subject to the SAFE Act licensing or registration requirements. We expect that the SAFE Act requirements will materially reduce the size of our loan sales force. We expect this reduction in the number of members of our sales force authorized to sell our mortgage loan products in the United States to result in a significant reduction of the scale of our loan product distribution business at least in the near term. Please see the section entitled “Risk Factors — Risks Related to Our Loan Business — New licensing requirements will continue to significantly reduce the size of our loan sales force.”

In addition, our loan product distribution business is subject to various other federal laws, including the Truth In Lending Act and its implementing regulation, Regulation Z, the Equal Credit Opportunity Act and its implementing regulation, Regulation B, the Fair Housing Act and the Home Ownership Equity Protection Act. We are also subject to RESPA and its implementing regulation, Regulation X, which requires timely disclosures related to the nature and costs of real estate settlement amounts and limits those costs and compensation to amounts reasonably related to the services performed.

In Canada, our loan activities are more limited and our sales representatives only provide mortgage loan referrals to Citicorp Home Mortgage, a registered mortgage broker. Our sales representatives are not required to obtain mortgage loan licensure from any regulatory entity in order to make these referrals.

Other Laws and Regulations

USA Patriot Act and Similar Regulations.    The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Canadian federal laws include anti-money laundering provisions similar to the Patriot Act, including provisions regarding suspicious transaction reporting, identification of clients and anti-money laundering procedures and controls.

Privacy of Consumer Information.    U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others (including life insurers), the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information. Congress and state legislatures are expected to consider additional legislation relating to privacy and other aspects of consumer information.

Canadian federal and provincial privacy laws require that Canadian financial institutions, including insurance companies and broker-dealers, take necessary measures to protect consumer information and maintain adequate controls for the collection, use, disclosure and destruction of personal information.

Certain Regulation Related to Our Affiliation with Citi.    In October and December 2008, the U.S. Treasury invested an aggregate of $45 billion in Citi through the Troubled Asset Relief Program, or TARP, in exchange for shares of Citigroup Inc. preferred stock and warrants to purchase shares of Citigroup Inc. common stock. In January 2009, Citi entered into a definitive loss-sharing agreement with the U.S. government pursuant to which the government parties agreed to provide loss protection with respect to certain of Citi’s assets. As consideration for the U.S. government’s obligations under the loss-sharing agreement, Citi issued to the U.S. government additional shares of Citigroup Inc. preferred stock and an additional warrant to purchase shares of Citigroup Inc. common stock. In July 2009, the U.S. government exchanged certain of its preferred stock for Citigroup Inc. common stock and the balance of its preferred stock for Citi trust preferred securities. In December 2009, Citi repaid $20 billion of the funds invested in Citi by the U.S. government through TARP and terminated the loss-sharing agreement. Following these transactions, the U.S. government continues to hold approximately 7.7 billion shares of Citigroup Inc. common stock and trust preferred securities (long-term subordinated debt obligations) with an aggregate liquidation amount of $5.3 billion, as well as warrants to purchase approximately 465.1 million shares of Citigroup Inc. common stock. The U.S. government has stated that it intends to sell its common stock holdings in Citi in 2010, subject to the expiration of a lock-up agreement expiring on March 16, 2010.

To the extent that Citi’s obligations arising from financial assistance under TARP remain outstanding, the compensation of specified Citi employees would remain subject to restrictions under EESA.

In the event that Citi owns at least a majority interest in us, our employees will continue to be considered employees of Citi for purposes of determining whether their compensation is subject to restrictions under EESA. There is a possibility that the compensation payable to certain members of our senior management team, in particular our Named Executive Officers who are listed in the Summary Compensation Table in this prospectus, could be restricted.

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EESA prohibits payments or accruals of bonuses, retention awards and incentive compensation to Citi’s senior executive officers and its 20 next most highly compensated employees (subject to specified exceptions for incentives granted in long-term restricted stock and payments under valid contracts in effect on February 11, 2009). If this prohibition were to apply to any of our Named Executive Officers or other senior executives due to their being among Citi’s 20 next most highly compensated employees, it could limit our ability to pay to these executives, or to provide these executives with vesting in respect of, such compensation. In addition, if we are required to materially alter the terms of the initial equity grants to Messrs. Addison and R. Williams as a result of the application of EESA, each of Messrs. Addison and R. Williams may elect to relinquish his grant in exchange for being released from the non-competition and non-solicitation restrictions contained in his restricted stock award agreement.

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EESA prohibits severance and change in control payments to Citi’s senior executive officers and its five next most highly compensated employees. As discussed below, prior to this offering, none of our Named Executive Officers or other senior executives had individual severance or change in control arrangements (other than the termination and change in control provisions of their equity and deferred cash awards). If this prohibition were to apply to any of these executives due to their being among Citi’s five next most highly compensated employees, it could restrict our ability to enter into any such individual severance or change in control arrangements with these executives or to honor the terms of their existing equity and deferred cash awards.

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EESA requires that bonuses payable to Citi’s senior executive officers and its 20 next most highly compensated employees be subject to “clawback” if the bonuses were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. To the extent required by EESA, following this offering we intend to make bonuses payable to our Named Executive Officers and other senior executives subject to clawback under such circumstances.

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EESA prohibits paying tax gross-ups to Citi’s senior executive officers and its 20 next most highly compensated employees. None of our Named Executive Officers or other senior executives is entitled to any such gross-ups. If this prohibition were to apply to any of our Named Executive Officers or other senior executives due to their being among Citi’s 20 next most highly compensated employees, it could restrict our ability to enter into any arrangements with these executives that provide for such gross-ups.

Under EESA, the next most highly compensated employees for a year are determined based on the employees’ compensation for the prior year. Based on their compensation for 2009, none of our employees are among Citi’s 20 next most highly compensated employees for 2010 and, therefore, their compensation is not subject to the EESA restrictions in 2010. If Citi continues to be subject to the EESA restrictions after the end of 2010 and to own at least a majority interest in us at such time and, if the compensation of any members of our senior management team, including our Named Executive Officers, for 2010 would place them among Citi’s 20 next most highly compensated employees for 2011, then in 2011 they would be subject to the applicable EESA restrictions described above (i.e., the prohibition on payments and accruals of bonuses, retention awards and incentive compensation, the bonus “clawback” requirement and the prohibition on tax gross-ups). If their compensation for 2010 would place them among Citi’s five next most highly compensated employees for 2011 and the EESA restrictions remained applicable to Citi, and Citi continues to own at least a majority interest in us at such time, then in 2011 they also would be subject to the EESA prohibition against severance and change in control payments.

As discussed below in the Compensation Discussion and Analysis, in connection with this offering, we expect to grant restricted stock awards to members of our senior management team, including our Named Executive Officers. Under EESA, the full grant date fair value of these awards would be included in their compensation for the year of grant for purposes of determining Citi’s 20 next most highly compensated employees for the following year (notwithstanding that the awards will be subject to vesting during future years); therefore, it is possible that, even though they are not among Citi’s 20 next most highly compensated employees for 2010, they could be so for 2011. Total compensation for 2010 will be determined at or after the end of 2010. Because neither we nor Citi know at this time the amount of compensation that will be paid to members of our senior management team and to other Citi employees or for how long Citi will continue to be subject to the EESA compensation restrictions or to own at least a majority interest in us, it is not possible to determine the likelihood that the compensation of members of our senior management team would be subject to the EESA restrictions in 2011 or in future years.

Following this offering, we also will continue to be regulated by the FRB under the BHC Act. We will remain subject to this regulatory regime until Citi is no longer deemed to control us for bank regulatory purposes, which may not occur until Citi has significantly reduced its ownership interest in us. The ownership level at which the FRB would consider us no longer controlled by Citi will depend on the circumstances at the time, such as the extent of our relationship with Citi and could be less than 5%. For so long as we are subject to the BHC Act, we are subject to examination by various banking regulators. As a result, the FRB has broad enforcement authority over us, including the power to prohibit us from conducting any activity that, in the FRB’s opinion, is unauthorized or constitutes an unsafe or unsound practice in conducting our business. The FRB may also impose substantial fines and other penalties for violations of applicable banking laws, regulations and orders.

Other Regulation.    Additionally, we are subject to the Right to Financial Privacy Act and its implementing regulations, Regulation S-P, Fair Credit Reporting Act, the Health Insurance Portability and Accountability Act, the Gramm-Leach-Bliley Act, the McCarran-Ferguson Act, the Foreign Corrupt Practices Act, the Sarbanes- Oxley Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, the FTC Act, the Unfair Trade Practices Act and the Electronic Funds Transfer Act and the Servicemembers Civil Relief Act. We are also required to follow certain economic and trade sanctions programs that are administered by the Office of Foreign Asset Control that prohibit or restrict transactions with suspected countries, their governments, and in certain circumstances, their nationals.

Information Technology

We have built a sophisticated information technology platform that is designed to support our clients, operations and sales force. Located at our Duluth, Georgia campus, our data center houses an enterprise-class IBM mainframe that serves as the repository for all client and sales force data and as a database server for our distributed environment. Our on-line and batch processing systems allow us to process approximately 1.3 million transactions on a daily basis. Our IT infrastructure supports 43 core business applications.

Our business applications, many of which are proprietary, are supported by 146 application developers and 88 data center staff at our Duluth, Georgia campus. Our information security program is based on industry best practices. Our information security team consists of 24 staff members providing services that include project consulting, threat management, application and infrastructure assessments, secure configuration management and information security administration.

Our infrastructure supports a combination of local and remote recovery solutions for business resumption in the event of a disaster. In the event of either a campus-wide destruction of all buildings or the inability to access our main campus in Duluth, Georgia, our business recovery plan provides that our employees may perform their work functions via a dedicated business recovery site located 25 miles from our main campus, by remote access from an employee’s home or by relocation of employees to our New York or Ontario offices. Both our primary data center and our business recovery center facilities have external independent power supplies that are capable of supporting our business for an unlimited time period. We have a contract with IBM which, if necessary, allows us to relocate our data center to an out-of-region IBM center.

Corporate Structure and History

We and our subsidiaries are all indirect subsidiaries of Citi. The Primerica business is conducted by disparate entities, which will become our wholly owned subsidiaries on or prior to the completion of this offering. We conduct our principal business activities in the United States through four principal entities: Primerica Financial Services, Inc., or PFS Inc., our general agency and marketing company; Primerica Life, our principal life insurance company; PFS Investments, our securities products company and broker-dealer; and Primerica Mortgages, our loan broker company. Our Canadian operations are primarily conducted by Primerica Life Canada, our Canadian life insurance company, and PFSL Investments Canada Ltd., our Canadian licensed mutual fund dealer. Primerica Life, domiciled in Massachusetts, owns several subsidiaries, including a New York life insurance company, NBLIC, and Primerica Financial Services (Canada) Ltd., a holding company for its Canadian operations. Other smaller subsidiaries are also included such as Primerica Services, Inc., Primerica Client Services, Inc., Primerica Finance Corporation, and Primerica Convention Services, Inc.

These U.S. and Canadian entities, which currently are wholly owned indirect subsidiaries of Citigroup Inc., will be transferred to us prior to the completion of this offering in a reorganization, pursuant to which we will issue to Citi 74,999,900 shares of our common stock, which represent all outstanding shares of our capital stock, a warrant to purchase approximately 4,302,748 shares of our common stock, and the $300 million Citi note. Prior to the reorganization, we will have no material assets or liabilities. Immediately following the reorganization, we will be a holding company, and our primary asset will be the capital stock of our subsidiaries, and our primary liability will be the Citi note. Following the completion of its sale of between approximately 24% and 28% of our pro forma shares of common stock in this offering and between approximately 23% and 33% of our pro forma shares of common stock in the concurrent private sale to Warburg Pincus, Citi will own between approximately 32% and 46% of our pro forma shares of common stock. Citi intends to divest its remaining interest in us as soon as is practicable, subject to market and other conditions.

We were incorporated in Delaware in October 2009 to serve as a holding company for the Primerica business. However, we trace our core business of offering term life insurance policies through a sales organization of independent sales representatives to 1977. In 1977, Arthur L. Williams, Jr. formed A.L. Williams & Associates, Inc., an independent general agency that was dedicated to selling term life insurance through a sales force of seven RVPs and 85 sales representatives. A.L. Williams grew rapidly from its inception and became one of the top sellers of individual life insurance in the United States. The operations of A.L. Williams form the foundation of our general agency subsidiary, Primerica Financial, and of our sales force. Our insurance and securities operations are also well-seasoned. Primerica Life was formed in 1927 under the name of Fraternal Protective Insurance Company, and PFS Investments was formed in 1981 under the name of First American National Securities, Inc.

Primerica Life, PFS Investments and the assets and operations of Primerica Financial were acquired by Citi through a series of transactions in the late 1980s.

Competition

We operate in a highly-competitive environment with respect to the sale of financial products. Because our product offerings include several different financial products, we compete directly with a variety of financial institutions, such as insurance companies, insurance brokers, banks, finance companies, credit unions, loan brokers, broker-dealers, mutual fund companies and other national and international financial products and services companies, depending on the type of product we are offering. We compete directly with these entities for the sale of products to clients and, to a lesser extent, for retaining our more productive sales representatives.

Competitors with respect to our term life insurance products consist both of stock and mutual insurance companies, as well as other financial intermediaries, such as AIG, Allstate, Ameriprise, Genworth Financial, MetLife, Protective, Prudential, State Farm and USAA. Competitive factors affecting the sale of life insurance products include the level of premium rates, benefit features, risk selection practices, compensation of sales representatives and financial strength ratings from ratings agencies such as A.M. Best.

In offering our securities products, our sales representatives compete for clients with a range of other advisors, broker-dealers and direct channels, including wirehouses, regional broker-dealers, independent broker-dealers, insurers, banks, asset managers, registered investment advisors, mutual fund companies and other direct distributors, such as Edward Jones, Raymond James and Waddell & Reed. The mutual funds that we offer face competition from other mutual fund families and alternative investment products, such as exchange traded funds. Our annuity products compete with products from numerous other companies, such as Hartford, Lincoln National, MetLife and Nationwide. Competitive factors affecting the sale of annuity products include price, product features, investment performance, commission structure, perceived financial strength, claims-paying ratings, service and distribution capabilities.

Competitors with respect to our loan products consist of a variety of financial institutions such as banks, savings and loan associations, credit unions and other lenders, including certain Internet-based lenders.

Employees

As of December 31, 2009, we had 1,797 employees in the United States and 198 employees in Canada. In addition, as of December 31, 2009, we had 462 on-call employees in the United States and 75 on-call employees in Canada who provide certain training services on an as-needed hourly basis. None of our employees is a member of any labor union and we have never experienced any business interruption as a result of any labor disputes.

As our approximately 100,000 licensed sales representatives are independent contractors and not employees, they are not counted among these numbers.

Properties

We lease all of our office, warehouse, printing, communications and distribution properties. Our executive offices and home office for all our domestic U.S. operations, located in Duluth, Georgia, include approximately 385,000 square feet of general office space under leases expiring in May 2013 and June 2013. We also lease approximately 175,000 square feet of warehouse, general office and distribution space used for business continuation purposes in or around Duluth, Georgia under leases expiring in June 2013, February 2018 and June 2018, respectively. NBLIC subleases approximately 32,000 square feet of general office space from a subsidiary of Citi under a sublease expiring in August 2014. Our Canadian operations lease approximately 35,000 square feet of general office space in Mississauga, Ontario, under a lease expiring in April 2018 and approximately 13,000 square feet for our warehouse and printing operation in Mississauga, Ontario, under a lease expiring in April 2018. Each of these leased properties is used by each of our operating segments, with the exception of our NBLIC office space and our warehouse, which are not used by our investment and savings products segment. We believe that our existing facilities are adequate for our current requirements and for our operations in the foreseeable future.

Legal Proceedings

We and our subsidiaries are involved in legal, regulatory and arbitration proceedings concerning matters arising in the normal course of our business. These include proceedings specific to us as well as proceedings generally applicable to business practices in the industries in which we operate. We may also be subject to litigation arising out of our general business activities, such as our investments, contracts, leases and employment relationships.

As with other financial products firms, the level of regulatory activity and inquiry concerning our businesses is significant. From time to time, we receive requests for information from, and have been subject to review or examination by, state, provincial or territorial departments of insurance and banking, the SEC, FINRA, MFDA and various other regulatory authorities concerning our business activities and practices, including sales and product features of, or disclosures pertaining to our term insurance, mutual fund, variable annuity and loan products and supervision of our sales representatives. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including our company. We have cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings are subject to uncertainties and we are unable to estimate with certainty the possible loss or range of loss that may result in connection with such proceedings. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties and other relief and reputational losses that could have a material adverse effect on the manner in which we conduct our business or on our business, financial condition and results of operations. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for such matters when a probable loss estimate can be made.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors, nominees for director, executive officers and other key officers upon completion of this offering. Upon completion of this offering, our board of directors will consist of six members. We expect that our board of directors will expand its membership to nine members within the year following the completion of this offering. Pursuant to our restated certificate of incorporation and amended and restated bylaws, any such new directors will be elected by the vote of a majority of our board of directors. Our board of directors will comply with the independence requirements of the NYSE within the transition period provided by the NYSE for newly public companies.

Name	Age	Position
D. Richard Williams	53	Chairman of the Board and Co-Chief Executive Officer
John A. Addison, Jr.	52	Chairman of Primerica Distribution, Co-Chief Executive Officer and Director
Peter W. Schneider	53	Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer
Glenn J. Williams	50	President
Alison S. Rand	42	Executive Vice President and Chief Financial Officer
Gregory C. Pitts	47	Executive Vice President and Chief Operating Officer
Jeffrey S. Fendler	53	President of Primerica Life
William A. Kelly	54	President of PFS Investments
Michael E. Martin	54	Director-Nominee
Mark Mason	40	Director-Nominee
Robert F. McCullough	67	Director-Nominee
Daniel Zilberman	36	Director-Nominee

Set forth below is biographical information concerning our directors and executive officers:

D. Richard Williams will be the Chairman of our Board of Directors, has served as our co-Chief Executive Officer since 1999 and has served our company since 1989 in various capacities, including as the Chief Financial Officer and Chief Operating Officer of Primerica Financial. Mr. Williams joined the American Can Company, a predecessor to Citi, in 1979 and eventually headed the company’s Acquisition and Development area for financial services and was part of the team responsible for the acquisition of Primerica. Mr. Williams earned both his B.S. degree in 1978 and his M.B.A. in 1979 from the Wharton School of the University of Pennsylvania. He serves on the boards of trustees for the Fernbank Museum of Natural History and the Woodruff Arts Center.

John A. Addison, Jr. will be the Chairman of Primerica Distribution, has served as our co-Chief Executive Officer since 1999 and has served our company in various capacities since 1982 when he joined us as a business systems analyst. Mr. Addison has served in numerous officer roles with Primerica Life and Primerica Financial. He served as Vice-President and Senior Vice President of Primerica Life. He also served as Executive Vice-President and Group Executive Vice-President of Marketing. In 1995, he became President of Primerica Financial and was promoted to co-CEO in 1999. Mr. Addison earned his B.A. in economics from the University of Georgia in 1979 and M.B.A. from Georgia State University in 1988.

Peter W. Schneider has served as our Executive Vice President and General Counsel since 2000. He also serves as our Corporate Secretary and Chief Administrative Officer. Mr. Schneider earned both his B.S. in political science and industrial relations in 1978 and J.D. in 1981 from the University of North Carolina at Chapel Hill. He worked at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison as an associate from 1981 to 1984 and at the law firm of Rogers & Hardin first as an associate from 1984 to 1988 and then as a partner from 1988 to 2000. Mr. Schneider serves on the boards of directors of the Georgia Chamber of Commerce, the Northwest YMCA and the Carolina Center for Jewish Studies.

Glenn J. Williams has served as our Executive Vice President since 2000 and President since 2005. Mr. Williams served as the President and Chief Executive Officer of Primerica Financial Services (Canada) Ltd. from 1996 to 2000, Executive Vice President from 1995 to 1996, Senior Vice President from 1994 to 1995 and Vice President from 1985 to 1994. He worked as a customer service representative at Primerica Investments from 1983 to 1985 and started with us as a sales representative in 1981. Mr. Williams earned his B.S. in education from Baptist University of America in 1981. Mr. Williams serves in leadership roles at Hebron Baptist Church and Hebron Christian Academy.

Alison S. Rand has served as our Executive Vice President and Chief Financial Officer since 2000. Ms. Rand served as Senior Vice President from 1999 to 2000, Vice President from 1997 to 1999 and the Director of Financial Reporting from 1995 to 1997. Prior to 1995, Ms. Rand worked in the audit department of KPMG LLP. Ms. Rand earned her B.S. in accounting from the University of Florida in 1990 and is a certified public accountant. She is a board member of Imagine it!, the Children’s Museum of Atlanta and the Georgia Council of Economic Education. She is also a Vice Chair of the Talent Development Program Trustee Council of the Atlanta Symphony Orchestra and serves on the Terry College of Business Executive Education CFO Roundtable.

Gregory C. Pitts was named our Chief Operating Officer in December 2009 and has served as Chief Executive Officer of Primerica Financial Services Home Mortgages, Inc. since 2005. Mr. Pitts served as Executive Vice President of Primerica from 1995 to 2009, with responsibilities within the Term Life Insurance, Investment and Savings Products and information technology divisions. Mr. Pitts joined Primerica in June 1985 as a business systems analyst within the Investment and Savings Products division and held various operating roles within the division through 1995. Mr. Pitts earned his B.A. in general business from the University of Arkansas in 1985.

Jeffrey S. Fendler has served as President of Primerica Life since 2005. Mr. Fendler served in various management roles at Primerica Life from 1989 to 1995 and served as President of PFS Investments from 1987 to 1989. Mr. Fendler joined our company in 1980 as a business analyst after graduating with a B.A. in Economics from Tulane University. Mr. Fendler is a member of Operation Hope’s National Board and is the Co-Chair of Operation Hope’s Southeastern Region Board.

William A. Kelly has served as President of PFS Investments since 2005 and Chairman of the Board of Primerica Life Canada since 2009. Mr. Kelly joined our company in 1985 as the Control Manager in our Investments and Savings Products division. He served as a Vice President in corporate accounting from 1988 to 1993 and as a Senior Vice President of our Field Audit Department from 1993 to 1998. Since 1999, Mr. Kelly has served as an Executive Vice President of Primerica with responsibilities within the Investments and Savings Products, Compliance and Information Technology business divisions. Prior to joining our company, Mr. Kelly was a certified public accountant. Mr. Kelly graduated from the University of Georgia in 1979 with a BBA in accounting.

Michael E. Martin will serve as a member of our board of directors following this offering. Mr. Martin is a Partner of Warburg Pincus & Co. and a Managing Director of Warburg Pincus LLC, where he is co-head of Warburg Pincus’ financial services group. Prior to joining Warburg Pincus in 2009, Mr. Martin was President of Brooklyn NY Holdings, LLC, a private investment company, from 2006 to 2008. Mr. Martin worked at UBS Investment Bank from 2002 to 2006, where he served as a vice chairman and managing director of UBS Investment Bank and a member of its board of directors and Global Executive Committee. He has held senior positions at Credit Suisse First Boston, serving there from 1987 to 2002, and practiced corporate law at Wachtell, Lipton, Rosen & Katz from 1983 to 1987. Mr. Martin also serves on the boards of directors of Sallie Mae, Aeolus Re Ltd. and BPW Acquisition Corp. He received a B.S. in economics from Claremont Men’s College in 1980 and a J.D. from Columbia University School of Law in 1982. Mr. Martin has been designated by Warburg Pincus to be one of our directors following the closing of the concurrent private sale pursuant to Warburg Pincus’ rights under the securities purchase agreement.

Mark Mason will serve as a member of our board of directors following this offering. Mr. Mason is the Chief Operating Officer for Citi Holdings, which comprises Citi’s Brokerage and Asset Management, Global Consumer Finance and Special Assets Portfolios. Mr. Mason joined Citi in 2001. He has also served as the Chief Financial Officer for Citi Holdings, Chief Financial Officer and Head of Strategy and M&A for Citigroup’s Global Wealth Management Division, Chief of Staff to Citigroup’s Chairman and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer for Citigroup Real Estate Investments and Vice President of Corporate Development at Citigroup. Prior to joining Citi, Mr. Mason was Director of Strategy and Business Development at Lucent Technologies. He received a Bachelor of Business and Administration in finance from Howard University in 1991 and an M.B.A. from Harvard Business School in 1995.

Robert F. McCullough will serve as a member of our board of directors following this offering. Mr. McCullough has been a private investor since January 2007. He previously was Senior Partner of Invesco Ltd. (formerly AMVESCAP PLC), an investment fund manager from June 2004 to December 2006. Prior thereto, he was Chief Financial Officer of AMVESCAP PLC from April 1996 to May 2004. Mr. McCullough also serves on the boards of Acuity Brands, Inc. and Schweitzer-Mauduit International, Inc. He received a BBA with a major in accounting from the University of Texas at Austin.

Daniel Zilberman will serve as a member of our board of directors following this offering. Mr. Zilberman is a Partner of Warburg Pincus & Co. and a Managing Director of Warburg Pincus LLC, where he focuses on investments in insurance companies, banks, asset managers and service providers to the financial services industry. Prior to joining Warburg Pincus in 2005, Mr. Zilberman worked at private equity firm Evercore Capital Partners from 2003 to 2005 and investment bank Lehman Brothers from 1997 to 1999 and 2001 to 2002. Mr. Zilberman also serves on the boards of directors of Aeolus Re Ltd. and the Global Film Initiative. He received a B.A. in International Relations from Tufts University in 1996 and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania in 2001. Mr. Zilberman has been designated by Warburg Pincus to be one of our directors following the closing of the concurrent private sale pursuant to Warburg Pincus’ rights under the securities purchase agreement.

Agreements Regarding our Board of Directors

Pursuant to the securities purchase agreement with Citi and Warburg Pincus, we have agreed that our board of directors will be comprised of no more than nine members, of which not more than one director will be nominated by Citi and not more than two directors will be our officers or employees. Following this offering and the concurrent private sale to Warburg Pincus, our board of directors will consist of two directors designated by Warburg Pincus (Messrs. Martin and Zilberman), one director designated by Citi (Mr. Mason), two directors who are our co-Chief Executive Officers (Messrs. R. Williams and Addison), and one independent director (Mr. McCullough).

Following this offering and the concurrent private sale, Citi has agreed to vote its shares of our common stock in favor of the election of Warburg Pincus’ director-nominees for so long as Warburg Pincus has rights to nominate one or two directors. However, once Warburg Pincus’ Investor Ownership Percentage (as defined below) is less than 15%, but greater than 7.5%, Warburg Pincus will only be entitled to nominate one director to serve on our board of directors. In addition, for so long as Warburg Pincus’ Investor Ownership Percentage is at least 7.5% and subject to applicable law and NYSE rules (including independence requirements), each committee of our board of directors must include at least one of Warburg Pincus’ nominees. In addition, if Warburg Pincus’ Investor Ownership Percentage is less than 7.5%, but greater than 5%, it will be entitled to have a non-voting observer attend meetings of our board of directors and receive information about us. Please see the sections entitled “Concurrent Private Sale — Board Rights” and “— Observer and Informational Rights.”

Composition of Board; Classes of Directors

Upon completion of this offering, our board of directors will consist of six persons. Our board of directors will comply with the independence requirements of the NYSE within the transition period provided by the NYSE for newly public companies. We intend to have a designated lead independent director within twelve months of the completion of this offering. The principal responsibilities of our lead independent director are to consult with the Chairman of the Board regarding the agenda for meetings of the board of directors, schedule and prepare agendas for meetings of independent directors, preside over meetings of independent directors and executive sessions of board meetings where management directors are excluded, to act as principal liaison between independent directors and the Chairman of the Board on sensitive issues and raise issues with management on behalf of the independent directors when appropriate.

Our board of directors is divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in 2011, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. Messrs. Addison and McCullough will serve as class I directors whose terms expire at the 2011 annual meeting of stockholders. Messrs. Williams and Zilberman will serve as class II directors whose terms expire at the 2012 annual meeting of stockholders. Messrs. Martin and Mason will serve as class III directors whose terms expire at the 2013 annual meeting of stockholders.

In the event that Citi beneficially owns at least 50% of the voting power of all of our outstanding common stock, the prior written consent of Citi will be required under the intercompany agreement for any determination of the members of the board of directors and the filling of newly-created vacancies on our board of directors.

Committees of the Board of Directors

The standing committees of our board of directors are described below. For so long as Warburg Pincus’ Investor Ownership Percentage is at least 7.5% and subject to applicable law and NYSE rules (including independence requirements), each committee of our board of directors must include at least one of Warburg Pincus’ nominees.

Audit Committee

The Audit Committee will initially be composed of Mr. McCullough (Chairman). We expect our board of directors to determine that Mr. McCullough is independent under the applicable standards of the NYSE and the Exchange Act. Mr. McCullough qualifies as an “audit committee financial expert” as such term is defined in the regulations under the Exchange Act. The Audit Committee is responsible for the oversight of the integrity of our combined financial statements, our systems of internal control over financial reporting, our risk management, the qualifications and independence of our independent registered accounting firm, the performance of our internal auditor and independent auditor and our compliance with legal and regulatory requirements. The Audit Committee also has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will initially be composed of Mr. Mason (Chairman), and Messrs. Addison, R. Williams and Zilberman. We expect our board of directors to determine that Mr. Zilberman is independent, and that Messrs. Mason, Addison, and R. Williams are not independent, under the applicable standards of the NYSE. The Nominating and Corporate Governance Committee will be responsible for identifying and recommending candidates for election to our board of directors and each committee of our board of directors, and developing and recommending a set of corporate governance principles to the board of directors.

Compensation Committee

The Compensation Committee will initially be composed of Mr. Martin (Chairman) and Mr. McCullough. We expect our board of directors to determine that Messrs. Martin and McCullough are independent under the applicable standards of the NYSE. The Compensation Committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of the Co-Chief Executive Officers and evaluating and approving the corporate goals and objectives relevant to the compensation of the Co-Chief Executive Officers and evaluating their performance in light of these goals; reviewing the compensation of our executive officers and other appropriate officers; reviewing and reporting to the board of directors on compensation of directors and board committee members; and administering our incentive and equity-based compensation plans.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of the 2009 compensation and benefits programs for each of the individuals listed in the Summary Compensation Table, our Named Executive Officers, as well as our anticipated compensation programs following this offering. Since we were a wholly owned subsidiary of Citi prior to this offering, Citi has primarily been responsible for determining our historical compensation strategy. Following this offering, our compensation committee will be responsible for establishing our compensation philosophy and programs and determining appropriate payments and awards to our executive officers. Therefore, the initial post-offering compensation and benefits programs described below are not necessarily indicative of how we will compensate our Named Executive Officers in the future.

Objectives of Our Executive Compensation Program

As a wholly owned subsidiary of Citi, we have historically shared the compensation objectives of Citi, including the desire to attract and retain the best talent, motivate and reward executives to perform by linking incentive compensation to both financial and non-financial performance, align the long-term interests of management with those of Citi stockholders, and provide compensation at levels that are competitive with those of other executives in the financial services market. Our Named Executive Officers, as well as our employees generally, participate in various Citi compensation plans and programs. These plans and programs are designed to encourage Citi employees, including our senior executives and employees generally, to strive to achieve strategic goals and objectives while encouraging prudent decisions around taking risks to improve performance and avoiding unnecessary and excessive risk.

Our performance will depend, in part, on our ability to attract, engage and retain employees focused on growing our sales force and serving our clients in a financially efficient manner. Therefore, in connection with this offering, we have developed a compensation philosophy that aligns our compensation programs with these business objectives, promotes good corporate governance and seeks to achieve the following additional objectives:

•	aligning our executives’ financial interests with those of our stockholders;

•	providing our employees and sales force with the opportunity to share in the growth of our enterprise through share ownership;

•	recognizing the need to balance short-term financial and strategic objectives against long-term objectives and internal assessments of performance against external assessments;

•	aligning annual cash variable incentive compensation with financial results and economic market conditions;

•	recognizing individual performance and contribution, while rewarding stock price appreciation, executive retention, and corporate financial performance; and

•

avoiding pay programs that encourage excessive or unreasonable risk-taking, misalign the timing of rewards and financial or operational performance, or otherwise fail to promote the creation of long-term stockholder value.

Compensation Structure

Set forth below is a discussion of each element of compensation, the reason that we provide each element, and how that element fits into our overall compensation philosophy.

Base Salary. Base salary, while not specifically linked to our performance, is necessary to compete for and retain talent and is only one component of total compensation for our Named Executive Officers. Consistent with our compensation philosophy, base salary is determined by considering several factors, including the individual’s experience, performance, position, and tenure with us, and internal and external pay equity. We believe that the base salaries of our Named Executive Officers are consistent, on an aggregate basis, with those provided to executives in the overall financial services and direct sales markets.

Incentive Compensation. As is traditional in the financial services industry, each of our executive’s total compensation generally includes a discretionary bonus opportunity. Historically, Citi’s bonus pools have been based on the performance of the respective business, the performance of Citi as a whole and competitive market position. Citi determines awards for individual executives after evaluation of their individual accomplishments for the year as discussed in more detail below. Generally, a portion of incentive compensation is paid in the form of an annual cash bonus, and the remainder is paid in the form of an equity award that vests over several years. The cash portion rewards short-term performance, while the equity portion increases retention and rewards our sustained growth that is linked directly to the enhancement of stockholder value. As described more fully in the section entitled “— General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table,” in connection with Citi’s repayment of funds invested in Citi by the U.S. government through TARP, incentive payments paid in respect of 2009 performance were paid in a combination of cash, common stock equivalents, and, for employees who did not satisfy retirement eligibility conditions, deferred cash and restricted stock. For additional information on Citi’s repayment of such funds, see the section entitled “Business — Other Laws and Regulations — Certain Regulation Related to Our Affiliation with Citi.”

Citi Employee Option Grant Program. In October 2009, Citi granted options to acquire Citigroup Inc. common stock to certain of its employees, including our Named Executive Officers. These option grants were awarded on a discretionary basis and were made to incentivize and retain employees. Options were granted in lieu of restricted stock, which has traditionally been the form of equity awards granted to employees, because, with options, employees only realize value if shareholders realize value. The terms of these grants are described in more detail in the General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table below.

Our proposed incentive compensation programs following this offering will likely vary from our practices under the Citi incentive compensation plans. Our incentive compensation programs that will be in effect following this offering are in the process of being developed, but we expect that equity awards will be a key component of post-offering compensation. Following this offering, we intend to use equity compensation incentives to align the interests of our executives with the interests of our stockholders, promote long-term growth, develop a culture of ownership and increase stability.

Health and Insurance Plans. Our Named Executive Officers are eligible to participate in Citi sponsored U.S. benefit programs, offered on the same terms and conditions as those made available to Citi’s U.S. salaried employees generally. Basic health benefits, life insurance, disability benefits and similar programs are provided to ensure that employees have access to healthcare as well as income protection for themselves and their family members. Under Citi’s U.S. medical plans, the portion of the premiums paid by us is dependent upon the employee’s total compensation. Our more highly compensated employees pay higher premiums and, therefore, receive fewer subsidies from Citi than less compensated employees. We expect that our employees, including our Named Executive Officers, will continue to participate in most of Citi-sponsored U.S. benefit programs for a transitional period following the completion of the offering.

Retirement and Other Deferred Compensation Plans. Citi’s current policy on pension plans is that executives should accrue retirement benefits on the same basis as Citi employees generally under Citi’s broad- based, tax-qualified retirement plans. This approach reflects Citi’s senior executive compensation principles, which generally provide that most compensation for senior executives should be performance-based. Therefore, neither Citi nor we currently sponsor supplemental executive retirement plans for any of our Named Executive Officers nor have we or they granted any other special retirement benefits, such as extra years of credited service under any retirement plan, to our Named Executive Officers. Our Named Executive Officers are eligible, however, to participate in the Citi 401(k) Plan, which is a broad-based, tax qualified retirement plan available to substantially all U.S. employees. The purpose of this program is to provide employees with tax-advantaged savings opportunities to assist them in saving and accumulating assets for their retirement.

All of our Named Executive Officers are participants in the Citi Pension Plan, which was closed to new entrants after December 31, 2006. The Citi Pension Plan ceased cash balance accruals for all eligible participants, including the eligible Named Executive Officers, effective December 31, 2007. In lieu of participation in the Citi Pension Plan, eligible Citi employees, including our Named Executive Officers, will receive a matching contribution to the Citi 401(k) Plan for 2009. The Citi 401(k) Plan provides a matching contribution of up to 6% of eligible pay to all employees who participate in the Citi 401(k) Plan, subject to annual limits under the Code. The matching contributions made to our Named Executive Officers’ Citi 401(k) Plan accounts for 2009 are disclosed in the All Other Compensation column of the Summary Compensation Table. More information on the terms of the Citi Pension Plan is provided in the narrative following the Pension Benefits Table. Our employees, including our Named Executive Officers, will cease participation in the Citi 401(k) Plan following the completion of this offering.

Other Compensation. We do not, as a general rule, offer additional compensation in the form of material personal benefits to our Named Executive Officers.

Competitiveness of Compensation

Because our business reflects a unique combination of financial services and direct sales, there are no directly comparable companies against which we can reliably benchmark executive compensation. We also believe that the potential for confusion is increased by benchmarking compensation against a select group of “peer” companies that may be inconsistent with peers identified by various stockholders or their proxy voting advisors. In the current environment, any potential list of “peers” could be impacted by external influences, which might distort any assessment of competitive practice on a limited number of peers. Therefore, we expect to consider regularly the competitiveness of our base salaries, annual incentives, and long-term incentives by reference to multiple sources of information, including compensation survey databases and publicly-disclosed pay data for relevant competitors for executive talent. In addition, the compensation levels of our Named Executive Officers may vary based on an individual’s experience and performance and the need to retain the individual. We have engaged outside compensation consultant Towers Perrin to assist us in developing our post-offering compensation programs and ensuring that our levels of pay fall within our targeted range.

Process for Determining Executive Officer Incentive Compensation

Formulaic approaches and quantitative bonus target goals have not historically been used to determine the incentive compensation of our Named Executive Officers. Neither Citi nor we establish specific items of corporate or individual performance by which to measure an executive’s performance and determine his or her incentive compensation. Instead, each Named Executive Officer’s incentive and retention compensation is determined using a discretionary, balanced approach that considers, in the context of a competitive marketplace, our overall performance and the achievement of our general business objectives, along with any specific items of our performance and individual performance deemed to be relevant, including the experience, skills, knowledge, responsibilities and individual leadership of our Named Executive Officers. For 2009, our general business objectives related to executing our separation from Citi, growing the sales force, achieving net income and expense goals, continuing implementation of innovative technology strategies for the sales force and sustaining current high-level controls.

Citi is responsible for evaluating the performance and determining the incentive compensation of our Named Executive Officers. In determining this compensation, Citi takes into account, in addition to our performance, as described above, each Named Executive Officer’s assessment of his or her individual performance (as discussed below) and, in the case of our Named Executive Officers other than our co-Chief Executive Officers, the recommendations of our co-Chief Executive Officers.

Citi’s performance management program involves an annual review and assessment of all of our executives, including our Named Executive Officers, to measure individual performance over the course of the previous year against self-established predetermined financial and operational performance goals. Early each year, in accordance with Citi practices, each of our Named Executive Officers establishes individual goals for the coming year, which may include goals relating to personal or company performance. These goals are aligned with our goals for the period.

For 2009, the self-established goals of Mr. Addison and Mr. R. Williams included executing our separation from Citi, achieving net income and expense goals, implementing our growth of sales force initiatives, enhancing employee satisfaction, sustaining current high-level regulatory and internal controls, and executing our technology initiatives. The self-established goals of Mr. G. Williams included executing our separation from Citi, enhancing communication and sustaining positive relationships with our sales force, enhancing marketing team strategies, and meeting budgeted production in areas such as recruiting, licensing, and sales. The self-established goals of Mr. Schneider included executing our separation from Citi, monitoring compliance with applicable government regulations and responding to new regulations, implementing our growth of sales force initiatives, and meeting cost objectives. The self-established goals of Ms. Rand included executing our separation from Citi, sustaining current high-level regulatory and internal controls, meeting cost objectives and managing expenses, and enhancing our employee talent pool and diversity. The self-established goals for Mr. Pitts included executing our separation from Citi, sustaining current high-level regulatory and internal controls, implementing Primerica Debtwatchers™, establishing long-term lending business strategies, and executing our technology initiatives.

During the last quarter of the relevant performance year, each of our Named Executive Officers assesses individual and company performance against his or her goals. These self-assessments are one factor considered in determining our Named Executive Officers’ incentive compensation.

Cash bonuses and deferred cash awards payable to our Named Executive Officers in respect of 2009 performance are set forth in the “Summary Compensation Table.” In addition, equity and equity-based awards granted to our Named Executive Officers in 2010 in respect of 2009 performance are disclosed in the supplemental table “Incentive Awards Made for the 2009 Performance Year” following the “Grants of Plan-Based Awards” table. In determining the incentive compensation paid to our Named Executive Officers for 2009 performance (which was comprised of the cash bonuses, deferred cash awards, and equity and equity-based awards described in the tables listed above), Citi took into account that, despite a challenging operating environment resulting from generally difficult economic conditions, our field sales force metrics (which include the number of recruits and licenses) were down only slightly from prior year levels. This was viewed as indicative of management’s commitment to stability in the field. In addition, Citi noted that our Named Executive Officers were able to reduce overall expenses which partially offset our lower revenue and net income for 2009 (particularly in the investment and savings products business), oversee continued business development through technology initiatives that increased field efficiency, and effectively maintain a robust control environment. Finally, Citi considered each of our Named Executive Officer’s significant and successful efforts in partnering with Citi to prepare for our separation from Citi. The incentive compensation set forth in the tables described above was determined by Citi to be reasonable for executives of a publicly traded company in light of the overall performance of Primerica and of the executives for 2009.

Equity Compensation in Connection with this Offering

As discussed above, in connection with this offering, we intend to use equity awards to align the interests of our employees (including our Named Executive Officers) with the success of our company. We intend to grant initial equity awards to certain employees, including our Named Executive Officers, that will consist of restricted stock awards subject to time-based vesting conditions as described below in “—Omnibus Incentive Plan—New Plan Benefits.” Restricted stock best promotes our objective of aligning the interests of our employees with the interests of our stockholders while allowing us to deliver significant potential value without excessive dilution. Thereafter, it is anticipated that equity awards will be granted on an annual basis, as described above in “— Compensation Structure — Incentive Compensation.” In addition, to promote our objective of establishing a culture of ownership, in connection with this offering, it is intended that certain outstanding Citi restricted stock awards will be converted into Primerica equity awards.

Moreover, following this offering, we intend to require a minimum level of share ownership for most executives, including all of the Named Executive Officers. While these requirements have not been formally established, it is our intent that these requirements reflect, for each executive, a substantial, long-term financial stake in us.

Employment and Change in Control Agreements

As a general policy, neither Citi nor any of its subsidiaries enters into individual agreements with executives that provide for severance payments or change in control protection, unless necessary to attract or retain personnel.

In light of the above Citi policy, prior to this offering, none of our Named Executive Officers had individual severance or change in control arrangements, except for those applicable to their equity awards under Citi’s equity programs or deferred cash awards, as described below under “— Potential Payments Upon Termination or Change in Control.” Instead, each of our Named Executive Officers has historically been covered by the Citi Separation Pay Plan, which is applicable to our employees generally and described below under “— Potential Payments Upon Termination or Change in Control.” In connection with or following this offering, we may enter into employment agreements with certain of our Named Executive Officers (in addition to the arrangements discussed below in “— Proposed Employment Arrangements with Our Co-CEOs”) or adopt a separation pay plan. The terms of these employment agreements and the separation pay plan, if any, have not yet been determined.

Proposed Employment Arrangements with Our Co-CEOs

Warburg Pincus has discussed with Messrs. Addison and R. Williams the terms of proposed employment arrangements that Warburg Pincus, as a significant stockholder of our company following the concurrent private sale, intends to recommend to our compensation committee following such time that Citi ceases to own at least 50% of our outstanding voting stock. Citi has not been a party to these discussions and the Personnel and Compensation Committee of Citi has not approved, and will not be requested to approve, the proposed arrangements. The proposed arrangements are not binding on us, our compensation committee or on Messrs. Addison or R. Williams; therefore, no assurance can be given as to whether or when the arrangements, on the terms discussed with Warburg Pincus or on other terms, will be effective. In addition, neither Warburg Pincus nor Messrs. Addison and R. Williams have agreed upon the terms such employment arrangements. The following is a summary of the principal terms of these proposed employment arrangements.

Term.  The proposed employment agreements with Messrs. Addison and R. Williams would each have an initial term of five years, with automatic renewals for successive one-year periods unless either we or the employee notifies the other that it does not wish to renew the agreement.

Titles.  Messrs. Addison and R. Williams would continue to serve as Co-Chief Executive Officers and each would be nominated to serve on our board of directors. In addition, Mr. R. Williams would serve as the Chairman of our board of directors, and Mr. Addison would serve as the Chairman of Primerica Distribution.

Salary and Bonus.  Under the proposed employment agreements, each of Messrs. Addison and R. Williams would have an initial annualized base salary of $750,000, with an annual bonus ranging from 100% to 400% of base salary depending upon achievement of performance goals. In addition, each of Messrs. Addison and R. Williams would be eligible for ongoing annual equity compensation awards, the size and type of which would be determined by our compensation committee, after taking into account market practice and peer company comparable data.

Termination Payments.  Under the proposed arrangements, if Mr. Addison’s or Mr. R. Williams’ employment is terminated by us without cause or by the executive for good reason, subject to his execution and non-revocation of a release of claims, he would receive (1) a cash payment equal to two times (or three times if the termination occurs during the two-year period following a change of control of our company or in anticipation of a change of control) the sum of the executive’s annual base salary and target annual bonus, (2) a pro-rated bonus for the year of termination based on actual performance, (3) continuation of welfare benefits for 18 months and (4) subject to the employee’s continued compliance with non-competition covenants, lifetime access to participate in our health plans for him and his spouse, with the executive paying the premiums. In addition, under the proposed arrangements, the health benefits, the ongoing health coverage and the pro-rated bonus would also be provided following a termination due to death or disability or due to non-renewal of the employment term.

Non-competition.  Under the proposed arrangements, each of Messrs. Addison and R. Williams would be subject to non-competition restrictions while employed by our company and for 18 months following termination of employment for any reason, subject to exceptions.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid for services rendered to us in 2009 to our co-Chief Executive Officers, our Chief Financial Officer and our three other most highly compensated executive officers who served in such capacities as of December 31, 2009. We refer to these executives as our “Named Executive Officers” elsewhere in this prospectus. In each instance where the tables below refer to a number of shares underlying equity awards granted to our Named Executive Officers, or refer to an exercise price to acquire shares, such references relate to equity awards to acquire shares of Citigroup Inc. common stock.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Stock Options ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
D. Richard Williams	2009	$432,502	$117,500	$—	$69,347	$—	$56,466	$14,700	$690,515
Co-Chief Executive Officer

John A. Addison	2009	$425,002	$125,000	$—	$66,140	$—	$35,826	$14,700	$666,668
Co-Chief Executive Officer

Alison S. Rand	2009	$281,755	$170,999	$28,912	$80,900	$—	$14,681	$14,700	$591,947
Executive Vice President and Chief Financial Officer

Peter W. Schneider	2009	$395,713	$79,288	$—	$114,975	$—	$11,565	$14,700	$616,241
Executive Vice President, General Counsel and Corporate Secretary

Glenn J. Williams	2009	$315,929	$159,073	$—	$60,379	$—	$10,673	$14,700	$560,754
Executive Vice President and President

Gregory C. Pitts	2009	$297,343	$146,914	$—	$63,599	$—	$29,019	$14,700	$551,575
Executive Vice President, Chief Operating Officer

(1)	The values in this column are the sum of the cash incentives paid in January 2010 of $75,000 for each Named Executive Officer, a lump sum retention payment made to our Named Executive Officers in November 2009 and, in the case of Ms. Rand, the deferred cash award paid to Ms. Rand in respect of 2009 performance. Ms. Rand’s deferred cash award will vest and be paid out to her in 25% increments over the next four years.
(2)	The value in this column represents the fair value on the grant date of the shares awarded to Ms. Rand.
(3)	The values in this column represent the aggregate fair values on the grant date of the stock options awarded to the Named Executive Officers.
(4)	These amounts are the positive changes in the present value of the pension benefits for each Named Executive Officer under the Citigroup Pension Plan and the Travelers Nonqualified Plan. The amount of each Named Executive Officer’s above-market or preferential earnings on compensation that was deferred on a basis that was not tax-qualified was $0.
(5)	The values in this column represent the 401(k) matching contribution for the 2009 plan year.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underling Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Closing Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target (#)	Maximum (#)
D. Richard Williams	10/29/2009								48,939	$4.08	$4.31	$69,347

John A. Addison	10/29/2009								46,676	$4.08	$4.31	$66,140

Alison S. Rand	1/20/2009							6,188				$28,912
	10/29/2009								57,092	$4.08	$4.31	$80,900

Peter W. Schneider	10/29/2009								81,140	$4.08	$4.31	$114,975

Glenn J. Williams	10/29/2009								42,611	$4.08	$4.31	$60,379

Gregory C. Pitts	10/29/2009								44,882	$4.08	$4.31	$63,599

(1)	This award was made under the Citi Capital Accumulation Program, described in more detail below.
(2)	These awards were made under the Citigroup Employee Option Grant program, described in more detail below.
(3)	The exercise price of each option represents the closing price of Citigroup Inc. common stock on the date prior to the date of grant pursuant to the terms of the Citi 2009 Stock Incentive Plan.
(4)	The amount represents the grant date fair value of the stock and option awards.

In accordance with SEC disclosure rules, compensation associated with equity awards is included in the Summary Compensation Table in the year in which the awards are granted. Therefore, the value of equity and equity-based awards granted to our Named Executive Officers in 2010 in respect of 2009 performance (which, as discussed in the section entitled “— General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table” included Citi Common Stock Equivalents, or CSEs, payable in shares of Citigroup Inc. common stock subject to the approval of the issuance of additional shares under the Citi equity compensation plan at Citi’s next annual shareholder meeting) is not included in the Summary Compensation Table. The table below sets forth equity and equity-based awards and deferred cash awards granted to our Named Executive Officers in 2010 in respect of 2009 performance. See the sections entitled “— General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table” and “— Potential Payments Upon Termination or Change in Control” for additional details regarding the terms of these awards.

Incentive Awards Made for the 2009 Performance Year

Name	Current Cash Award	Citi Stock Equivalent Award (1)	Sale-Restricted Citi Stock Equivalent Award (2)	CAP Award (3)	Deferred Cash Award (4)	Total
D. Richard Williams	$75,000	$1,498,130	$847,070	$—	$—	$2,420,200
John A. Addison	$75,000	$1,487,405	$841,295	$—	$—	$2,403,700
Alison S. Rand	$75,000	$187,500	$—	$65,625	$21,875	$350,000
Peter W. Schneider	$75,000	$578,510	$351,890	$—	$—	$1,005,400
Glenn J. Williams	$75,000	$296,000	$159,000	$—	$—	$530,000
Gregory C. Pitts	$75,000	$180,000	$85,000	$—	$—	$340,000

(1)	Awards shown in this column represent the value of the CSE awards granted to our Named Executive Officers as of the grant date. See the section entitled “— General Discussion of the Summary Compensation Table and Grants of Plan Based Awards Table” for more details on the CSE awards.
(2)	Awards shown in this column represent the value of the sale-restricted CSEs on the grant date for employees who met the Rule of 60 or Rule of 75 on the grant date. See the section entitled “— General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table” for more details on the sale-restricted CSE awards.

(3)	Awards shown in this column were made pursuant to the Citi Capital Accumulation Program and vest 25% per year from the date of grant.
(4)	Awards shown in this column were made pursuant to the Citi Deferred Cash Award Program and vest 25% per year from the date of grant.

General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table

Incentive compensation paid to our Named Executive Officers in January 2010 in respect of 2009 performance was allocated under the following guidelines:

•	Employees who received an incentive compensation award in excess of $100,000 participated in the Citi Capital Accumulation Program, or CAP.

•

Employees participating in CAP received at least 25% of their incentive compensation award in the form of long-term incentive compensation (with the relative percentage of long-term incentive compensation increasing as the total incentive compensation award increased) payable 25% in the form of deferred cash awards and 75% in the form of either restricted stock awards or deferred stock awards, each vesting over four years subject to continued employment (or, in the case of employees satisfying the Rule of 60 or the Rule of 75 on or prior to the date of grant, in fully-vested CSEs, payable over four years). Each CSE represents the right to receive one share of Citigroup Inc. common stock subject to shareholder approval of the issuance of additional shares under the Citi equity plan at the Citi 2010 annual meeting (Citi reserves the right to settle CSE awards at any time prior to its next annual meeting of stockholders). Deferred cash awards are paid under the Deferred Cash Award Plan, or DCAP.

•

Employees participating in CAP received the remainder of their incentive compensation award in a combination of fully-vested cash ($75,000) and fully-vested CSEs payable in April 2010 following the Citi 2010 annual meeting.

The Rule of 75 is met if an employee’s age plus number of full years of service with us, when added together, is equal to at least 75. For awards granted prior to 2007, the Rule of 60 is met if either (1) the employee is at least age 55 and has completed a minimum of five years of service with us or (2) the employee has a minimum of 15 years of service with us, provided that, in either event, the employee’s age plus number of full years of service equals at least 60. For awards granted in 2007 or later, the Rule of 60 is met if either (1) the employee is at least age 50 and has completed a minimum of five years of service with us or (2) the employee has a minimum of 20 years of service with us, provided that, in either event, the employee’s age plus number of full years of service equals at least 60. As of December 31, 2009, Messrs. R. Williams, Addison and G. Williams met the Rule of 75, Mr. Pitts met the Rule of 60, Mr. Schneider met the Rule of 60 for awards granted in 2007 or later only, and Ms. Rand met neither the Rule of 75 nor the Rule of 60.

Incentive compensation paid to our Named Executive Officers in January 2009 in respect of 2008 performance was allocated under the following guidelines:

•	Employees who satisfied the Rule of 60 or the Rule of 75 were paid a fully-vested cash amount equal to 100% of their incentive compensation award.

•	Employees who did not satisfy the Rule of 60 or the Rule of 75 and received an incentive compensation award in excess of $100,000 participated in CAP.

•

Employees participating in CAP received at least 25% of their incentive compensation award in the form of long-term incentive compensation (with the relative percentage of long-term incentive compensation increasing as the total incentive compensation award increased) payable 70% in the form of a deferred cash award and 30% in the form of either a restricted stock award or deferred stock award, each vesting over four years subject to continued employment.

•	Employees participating in CAP received the remainder of their incentive compensation award in the form of a fully-vested cash award.

Incentive compensation paid to our Named Executive Officers in respect of performance for 2005 through 2007 was allocated under the following guidelines:

•	Employees who received an incentive compensation award in excess of a specified dollar threshold participated in CAP.

•

Employees participating in CAP received at least 25% of their incentive compensation award in the form of long-term incentive compensation (with the relative percentage of long-term incentive compensation increasing as the total incentive compensation award increased) payable in the form of restricted stock awards vesting over four years subject to continued employment (or, in the case of employees satisfying the Rule of 60 or the Rule of 75 prior to or during the vesting term, in deferred stock payable over four years).

•	Employees participating in CAP received the remainder of their incentive compensation award in the form of a fully-vested cash award.

•

Certain employees (including our Named Executive Officers) were granted additional restricted shares on July 17, 2007 under the Citi Stock Award Program, or CSAP. These shares, to the extent still outstanding, vest on July 17, 2010, provided that the grantee continues to provide services through that date, and neither the Rule of 60 nor the Rule of 75 is applicable to these shares.

From the date a restricted stock award is made, the recipient can direct the vote and receives dividend equivalents on the underlying shares. From the date a deferred stock award is made, the recipient receives dividend equivalents but does not have voting rights with respect to the shares until the shares are delivered. The dividend or dividend equivalent is the same as the dividend paid on shares of Citigroup Inc. common stock. Citi declared a $.01 per share dividend on January 20, 2009, payable on February 27, 2009 to stockholders of record on February 2, 2009. On February 27, 2009, Citi announced that the dividend on its common stock was suspended.

On October 29, 2009, our Named Executive Officers received nonqualified stock option grants under the Citi Employee Option Program (the “CEOG Options”). The exercise price of the CEOG Options is $4.08 (the closing price of Citigroup common stock on October 28, 2009). CEOG Options have an option term of six years from the grant date and will therefore expire on October 29, 2015. CEOG Options are scheduled to vest in three equal annual installments beginning on the first anniversary of the grant date. If any portion of the option vests, it will remain exercisable until the expiration date, unless the participant’s employment is terminated for gross misconduct.

Outstanding Equity Awards at Year Ended December 31, 2009

The following table sets forth information for each of our Named Executive Officers regarding equity awards outstanding as of December 31, 2009, based on the closing price of shares of Citigroup Inc. common stock on that date ($3.31 per share):

		Option Awards									Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable(1)			Number of Securities Underlying Unexercised Options (#) Unexercisable(2)			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Name	Grant Date	Initial		Reloads	Initial		Reloads
D. Richard Williams	6/30/2000	91	(3)						$43.9389	6/30/2010
	1/16/2001	26,805	(4)						$49.5477	1/16/2011
	1/6/2004			30,536					$49.7900	4/18/2010
	1/20/2004	20,000	(5)						$49.5000	1/20/2010
	1/23/2004			4,749					$50.6900	2/13/2012
	2/7/2005			10,335					$49.7800	4/18/2010
	5/1/2006			10,317					$49.9500	4/18/2010
	10/5/2006			14,467					$51.0300	2/13/2012
	7/13/2007			4,734					$52.5200	2/13/2012
	10/29/2009				48,939	(6)			$4.0800	10/29/2015

John A. Addison, Jr.	1/20/2004	20,000	(5)						$49.5000	1/20/2010
	1/23/2004			4,749					$50.6900	2/13/2012
	2/7/2005			10,144					$49.7800	4/18/2010
	5/1/2006			10,316					$49.9500	4/18/2010
	10/5/2006			14,466					$51.0300	2/13/2012
	7/13/2007			4,734					$52.5200	2/13/2012
	10/29/2009				46,676	(6)			$4.0800	10/29/2015

Alison S. Rand	1/20/2004	2,501	(5)						$49.5000	1/20/2010
	1/17/2006										530	(7)	$1,754
	1/17/2006										597	(7)	$1,976
	5/10/2006			11,848					$50.3700	4/18/2010
	11/10/2006			7,604					$50.6100	2/13/2012
	11/10/2006			3,997					$50.6100	4/18/2010
	1/16/2007										1,062	(8)	$3,515
	1/16/2007										1,331	(8)	$4,406
	7/17/2007										6,707	(9)	$22,200
	1/22/2008										3,459	(10)	$11,449
	1/22/2008										4,291	(10)	$14,203
	1/20/2009										6,188	(11)	$20,482
	10/29/2009				24,468	(6)			$4.0800	10/29/2015
	10/29/2009				32,624	(6)			$4.0800	10/29/2015

Peter W. Schneider	1/16/2001	33,238	(4)						$49.5477	1/16/2011
	2/13/2002	4,499	(12)						$42.1097	2/13/2012
	1/20/2004	16,500	(5)						$49.5000	1/20/2010
	1/18/2005	10,000	(13)						$47.5000	1/18/2011
	1/17/2006										1,307	(7)	$4,326
	1/17/2006										1,285	(7)	$4,253
	10/5/2006			6,109					$51.0300	2/13/2012
	10/24/2006			299					$50.6200	2/13/2012
	1/16/2007										671	(8)	$2,221
	4/5/2007			7,148					$51.5700	2/13/2012
	4/24/2007			355					$52.8100	2/13/2012
	7/17/2007										11,497	(9)	$38,055
	7/20/2007			5,991					$50.7300	2/13/2012
	1/22/2008										2,860	(10)	$9,467
	10/29/2009				34,774	(6)			$4.0800	10/29/2015
	10/29/2009				46,366	(6)			$4.0800	10/29/2015

		Option Awards									Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable(1)			Number of Securities Underlying Unexercised Options (#) Unexercisable(2)			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Name	Grant Date	Initial		Reloads	Initial		Reloads

Glenn J. Williams	6/30/2000	91	(3)						$43.9389	6/30/2010
	1/16/2001	9,382	(4)						$49.5477	1/16/2011
	1/20/2004	7,500	(5)						$49.5000	1/20/2010
	1/18/2005	5,030	(13)						$47.5000	1/18/2011
	5/11/2006			10,076					$50.3000	4/18/2010
	10/5/2006			7,565					$51.0300	2/13/2012
	7/13/2007			1,850					$52.5200	2/13/2012
	7/17/2007										7,665	(9)	$25,371
	10/29/2009				18,262	(6)			$4.0800	10/29/2015
	10/29/2009				24,349	(6)			$4.0800	10/29/2015

Gregory C. Pitts	1/16/2001	9,382	(4)						$49.5477	1/16/2011
	1/6/2004			7,696					$49.7900	4/18/2010
	1/20/2004	7,850	(5)						$49.5000	1/20/2010
	1/23/2004			1,899					$50.6900	2/13/2012
	1/18/2005	9,379	(13)						$47.5000	1/18/2011
	2/7/2005			2,536					$49.7800	4/18/2010
	5/1/2006			2,531					$49.9500	4/18/2010
	10/5/2006			5,674					$51.0300	2/13/2012
	1/16/2007										321	(8)	$1,063
	7/13/2007			1,850					$52.5200	2/13/2012
	7/17/2007										7,665	(9)	$25,371
	1/22/2008										1,047	(10)	$3,466
	10/29/2009				19,235	(6)			$4.0800	10/29/2015
	10/29/2009				25,647	(6)			$4.0800	10/29/2015

(1)	The options shown in this column are vested.
(2)	The options shown in this column are nonvested as of December 31, 2009.
(3)	This option granted on June 30, 2000 vested in five equal annual installments beginning on June 30, 2001.
(4)	This option granted on January 16, 2001 vested in five equal annual installments beginning on July 16, 2002.
(5)	This option granted on January 20, 2004 vested in three equal annual installments beginning on July 20, 2005.
(6)	This option granted on October 29, 2009 vests in three equal annual installments beginning on October 29, 2010.
(7)	This stock award granted on January 17, 2006 vests in four equal annual installments beginning on January 20, 2007.
(8)	This stock award granted on January 16, 2007 vests in four equal annual installments beginning on January 20, 2008.
(9)	This stock award granted on July 17, 2007 vests on July 17, 2010.
(10)	This stock award granted on January 22, 2008 vests in four equal annual installments beginning on January 20, 2009.
(11)	This stock award granted on January 20, 2009 vests in four equal annual installments beginning on January 20, 2010.
(12)	This option granted on February 13, 2002 vested in five equal annual installments beginning on July 13, 2003.
(13)	This option granted on January 18, 2005 vested in four equal annual installments beginning on January 20, 2006.

Option Exercises and Stock Vested Table

The following table sets forth information for each of our Named Executive Officers regarding stock options exercised, and restricted stock and deferred stock awards vesting, during fiscal year 2009:

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
D. Richard Williams	0	$0	0	$0
John A. Addison, Jr.	0	$0	0	$0
Alison S. Rand	0	$0	5,992	$19,116
Peter W. Schneider	0	$0	5,756	$18,363
Glenn J. Williams	0	$0	3,208	$10,813
Gregory C. Pitts	0	$0	901	$2,873

The values shown above reflect the market value of Citigroup Inc. common stock as of the vesting dates, which was between $3.19 and $3.48.

Pension Benefits Table

The following table sets forth information for each of our Named Executive Officers regarding each plan that provides for payments or other benefits at, following, or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
D. Richard Williams	The Citigroup Pension Plan	29.42	$226,406	$0
	Travelers Nonqualified Plan	22.42	$126,413	$0
John A. Addison, Jr.	The Citigroup Pension Plan	26.08	$154,351	$0
	Travelers Nonqualified Plan	19.08	$59,780	$0
Alison S. Rand	The Citigroup Pension Plan	13.92	$53,128	$0
	Travelers Nonqualified Plan	6.92	$6,664	$0
Peter W. Schneider	The Citigroup Pension Plan	8.50	$62,704	$0
	Travelers Nonqualified Plan	1.50	$9,268	$0
Glenn J. Williams	The Citigroup Pension Plan	9.00	$53,412	$0
	Travelers Nonqualified Plan	2.00	$4,675	$0
Gregory C. Pitts	The Citigroup Pension Plan	23.50	$114,582	$0
	Travelers Nonqualified Plan	16.50	$24,078	$0

(1)	The material assumptions used in determining the present value of the plan benefits are (a) a discount rate of 5.90%, and (b) an interest credit rate on cash balance plan benefits of 4.90%.

The following describes the Citi Pension Plan listed in the Pension Benefits Table, which is the only pension plan under which our Named Executive Officers have accrued benefits. Effective as of January 1, 2008, the Citi 401(k) Plan provides a matching contribution of 6% of eligible pay to eligible employees, up to annual limits imposed under the Code, and matching contributions to that plan are disclosed in the All Other Compensation Column of the Summary Compensation Table.

The Citi Pension Plan

The purpose of this broad-based, tax-qualified retirement plan is to provide retirement income on a tax-deferred basis to all U.S. employees of Citi, including our employees. Effective January 1, 2002, this plan adopted a single cash balance benefit formula for most of the covered population, including our Named Executive Officers. This benefit is expressed in the form of a hypothetical account balance. Benefit credits accrued annually at a rate between 1.5% and 6% of eligible compensation; the rate increased with age and service. Interest credits are applied annually to the prior year’s balance, and are based on the yield on 30-year Treasury bonds (as published by the IRS). Employees became eligible to participate in the Citi Pension Plan after one year of service, and benefits generally vested after three years of service. Effective December 31, 2006, the Citi Pension Plan was closed to new members, and effective December 31, 2007, future cash balance plan accruals ceased. All Named Executive Officers were eligible for benefit accruals under this plan and continue to earn interest credits, like other participants.

Eligible compensation generally includes base salary and wages, plus shift differential and overtime (including any before-tax contributions to a 401(k) plan or other benefit plans), incentive awards paid in cash during such year, including any amount payable for such year, but deferred under a deferred compensation agreement, commissions paid during such year, any incentive bonus or commission granted during such year in the form of restricted stock or stock options under CAP, but excluding compensation payable after termination of employment, sign-on and retention bonuses, severance pay, cash and non-cash fringe benefits, reimbursements, tuition benefits, payment for unused vacation, any amount attributable to the exercise of a stock option, or attributable to the vesting of, or an 83(b) election with respect to, an award of restricted stock, moving expenses, welfare benefits, and payouts of deferred compensation. Annual eligible compensation was limited by IRS rules to $225,000 for 2007 (the final year of cash balance benefit accrual).

The normal form of benefit under the Citi Pension Plan is a joint and survivor annuity for married participants (payable over the life of the participant and spouse) and a single life annuity for unmarried participants (payable for the participant’s life only). Although the normal form of the benefit is an annuity, the hypothetical account balance is also payable as a single lump sum, at the election of the participant. The Citi Pension Plan’s normal retirement age is 65 years old. All optional forms of benefit under this formula available to our Named Executive Officers are actuarially equivalent to the normal form of benefit. Benefits are eligible for commencement under the plan upon termination of employment at any age, so there is no separate eligibility for early retirement.

The Travelers Retirement Benefits Equalization Plan

The purpose of the Travelers Retirement Benefits Equalization Plan, or Travelers Nonqualified Plan, a nonqualified retirement plan, was to provide retirement benefits using the applicable Citi Pension Plan formula, but based on the Citi Pension Plan’s definition of (a) compensation, in excess of the Code’s qualified plan compensation limit ($170,000 for 2001), or (b) benefits, in excess of the Code’s qualified plan benefit limit ($140,000 for 2001). In 1994, the Travelers Nonqualified Plan was amended to limit qualifying compensation under the plan to $300,000 and was further amended in 2001 to cease benefit accruals after 2001 for most participants (including the Named Executive Officers).

All other terms of the Travelers Nonqualified Plan are the same as under the Citi Pension Plan, including definitions of eligible compensation and normal retirement age. The optional forms of benefit available under the Travelers Nonqualified Plan and their equivalent values are the same as those under the Citi Pension Plan.

Non-Qualified Deferred Compensation

The following table provides information concerning the non-qualified deferred compensation of each of the Named Executive Officers as of December 31, 2009. The amounts shown in the table represent the value of deferred stock granted to each Named Executive Officer under the Citi Capital Accumulation Program as described above in “— General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table.”

Name	Program	Executive Contributions in Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($)		Aggregate Earnings in Last Fiscal Year($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last Fiscal Year End ($)
D. Richard Williams	Capital Accumulation Program	$0	$0		$(216,587)	$84,583	$119,992
John A. Addison	Capital Accumulation Program	$0	$0		$(206,794)	$80,874	$114,442
Peter W. Schneider	Capital Accumulation Program	$0	$0		$(79,249)	$20,288	$55,357
Glenn J. Williams	Capital Accumulation Program	$0	$6,970	(1)	$(50,901)	$20,035	$34,328
Gregory C. Pitts	Capital Accumulation Program	$0	$0		$(56,321)	$20,337	$32,983

(1)	Amount represents the value of deferred stock vesting in 2009 (based on the closing price of Citigroup Inc. common stock on the date of vesting) as a result of Mr. G. Williams first meeting the Rule of 75 in 2009.

Potential Payments Upon Termination or Change in Control

Severance Benefits

Prior to this offering, each Named Executive Officer was eligible to participate in the Citi Separation Pay Plan. In the event of a qualifying termination of employment, the Citi Separation Pay Plan provides for two weeks of base pay for each full year of service, up to a maximum of 52 weeks, and outplacement services. Examples of qualifying termination events include corporate restructurings, reductions in staff due to economic challenges, changes in skill requirements or the sale/dissolution of a business. Employees who resign or are terminated for unacceptable job performance or misconduct are not eligible for payments under the plan. In connection with this offering, we intend to adopt a separation pay plan substantially similar to the Citi Separation Pay Plan. In addition, please see above the section entitled “— Compensation Discussion and Analysis — Proposed Employment Arrangements with Our Co-CEOs” for a discussion of potential employment arrangements with Messrs. Addison and R. Williams.

Treatment on Termination of Employment of Equity Compensation and Deferred Cash Awards Granted under the Citi Compensation Plans

The following sets forth the treatment of currently outstanding Citi equity and deferred cash awards on termination of a participant’s employment. To the extent a Citi equity award is converted into a Primerica equity award, the termination of employment provisions described below will be triggered based on the Named Executive Officer’s termination of employment from Primerica instead of Citi.

Voluntary Resignation

If a participant voluntarily terminates his or her employment at a time when the participant meets the Rule of 75:

•	the participant’s CAP awards and DCAP awards will continue to vest on schedule, provided that the participant does not compete with Citi’s business operations;

•

the participant’s stock options (other than the CEOG Options) will vest immediately on the last day of employment and the participant may have up to two years to exercise his or her vested stock options, provided that he or she does not compete with Citi’s business operations; and

•

the participant’s CEOG Options will vest immediately on the last day of employment (provided that the termination of the participant’s employment occurs on or after October 29, 2010), and the participant may have until October 29, 2015 to exercise all of his or her CEOG Options. If the participant’s termination of employment occurs prior to October 29, 2010, nonvested CEOG Options will be forfeited on his or her last day of employment, and the participant may have until October 29, 2015 to exercise his or her vested CEOG Options.

•	the participant’s CSAP awards will be forfeited.

If a participant terminates his or her employment at a time when the participant does not meet the Rule of 75 but meets the Rule of 60 (as defined for each applicable award):

•

the participant’s CAP awards (other than a participant’s “premium shares” as defined below) and the participant’s DCAP awards will continue to vest on schedule, provided that he or she does not compete with Citi’s business operations;

•	the participant’s unvested premium CAP shares will be forfeited;

•

the participant’s stock options (other than the CEOG Options) will be forfeited on his or her termination of employment and the participant will have up to two years to exercise his or her vested stock options; and

•	the participant’s nonvested CEOG Options will be forfeited on his or her last day of employment, and the participant may have until October 29, 2015 to exercise his or her vested CEOG Options.

•	the participant’s CSAP awards will be forfeited.

Restricted stock awards and deferred stock awards under CAP prior to 2009 consist of basic shares and premium shares. The total number of shares subject to an award is determined by dividing the amount of a participant’s long-term incentive compensation award by the market price of Citigroup Inc. common stock (reduced to reflect any discount that Citi elects to apply). The number of basic shares reflects the number of shares that would have been granted based on the market price of Citigroup Inc. common stock had no discount been applied. Any additional shares granted to reflect the discount are treated as premium shares.

If a participant voluntarily terminates his or her employment and does not meet the Rule of 75 or the Rule of 60 (as defined for each applicable award), the participant’s unvested restricted stock awards (under both CAP and CSAP), stock options, and DCAP awards will be forfeited on his or her last day of employment (except, in the case of DCAP awards and basic CAP shares, in limited circumstances where the employee pursues certain educational, civic or charitable careers).

Involuntary Termination Other Than for Cause

If a participant’s employment is involuntarily terminated other than for cause at a time when the participant meets the Rule of 75, the participant’s CAP awards, DCAP awards, and options (except as discussed below for the CEOG options in the event of a qualifying transaction) will be treated in the same manner as described above for voluntary terminations, except that participants will not be subject to the non-competition restrictions described above. The participant’s CSAP awards will be forfeited.

If a participant’s employment is involuntarily terminated other than for cause and he or she meets the Rule of 60, but does not meet the Rule of 75, the participant’s CAP awards (other than the premium shares) and DCAP awards will continue to vest pursuant to their existing schedule. If a participant’s employment is involuntarily terminated other than for cause and he or she does not meet the Rule of 60 or the Rule of 75, the full amount of the participant’s CAP awards (other than premium shares) and DCAP awards will vest immediately. In either case, a pro-rated portion of the premium shares will vest immediately. Also, in either case, the vesting of the participant’s stock options will cease on his or her termination of employment, and the participant will have up to 90 days to exercise his or her vested stock options other than the CEOG Options (two years in the case of employees meeting the Rule of 60 or the Rule of 75), and the participant’s CSAP awards will be forfeited.

Except as discussed below in the event of a qualifying transaction, if a participant’s employment is involuntarily terminated other than for cause and he or she does not meet the Rule of 75 (or does meet the Rule of 75 but is terminated prior to October 29, 2010), a pro-rated portion (but no less than 10) of the CEOG Options will vest immediately, and the participant will have until October 29, 2015 to exercise his or her vested CEOG Options.

Termination for Cause

If a participant’s employment is terminated for cause, his or her unvested stock awards (both CAP and CSAP awards), DCAP awards, and outstanding options will be forfeited on his or her termination date.

Death or Disability

If a participant’s employment terminates on account of death or disability,

•	the participant’s CSAP awards will vest immediately;

•

the participant’s unvested stock options will vest and the participant (or his or her estate) will have up to two years to exercise his or her stock options (until October 29, 2015 in the case of the CEOG Options);

•	in the case of a participant’s death, the participant’s CAP and DCAP awards will vest and be distributed immediately; and

•

in the case of a participant’s disability, CAP and DCAP awards will continue to vest on schedule if he or she has met the Rule of 60 or the Rule of 75, and will vest and be distributed immediately if he or she does not meet the Rule of 60 or the Rule of 75.

Change in Control

In the event of a change in control of Citi as defined in the Citi equity plans, the Personnel and Compensation Committee of Citi may, in its discretion, accelerate, purchase, adjust, modify or terminate all awards made under the equity plans.

In the event of a change in control of Primerica as defined in Section 409A of the Code, CAP and DCAP awards and stock options (other than the CEOG Options) will be treated in the same manner as described above for involuntary terminations, except that CAP awards held by employees who meet the Rule of 60 or the Rule of 75 will be paid immediately upon the change in control.

If a participant’s employment is terminated as a direct result of a qualifying transaction, the participant’s CEOG Options will vest immediately (regardless of whether the participant meets the Rule of 75), and the participant will have until October 29, 2015 to exercise all of his or her CEOG Options. Among other events, a qualifying transaction will occur when Citigroup’s stock or equity interest in our company is reduced so that Citigroup no longer holds a significant equity interest in our company (as determined by Citigroup in its sole discretion).

At such time as Citi owns less than 50% of our common stock, it is expected that outstanding Citi equity awards that are not converted to awards to acquire our common stock will be treated in the manner applicable to involuntary termination (and that a qualifying transaction for purposes of the CEOG Options will occur at such time). For a discussion of our intentions regarding the conversion of outstanding Citi equity awards held by our employees, please see the discussion under the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Intercompany Agreement.”

Other Termination of Employment Provisions

All of our Named Executive Officers are eligible to receive the benefits described in the Pension Benefits Table upon termination of employment for any reason and the Non-Qualified Deferred Compensation Table upon termination of employment for any reason other than for cause or where the Named Executive Officer competes with us or Citi following termination of employment. Except as described herein, there are no other contracts, agreements or other arrangements with our Named Executive Officers that provide for payments or benefits in connection with a termination of employment or a change in control of Citi that are not generally available to salaried employees.

The tables below set forth the estimated value associated with the acceleration of restricted stock, deferred stock and deferred cash awards held by each Named Executive Officer, assuming the executive’s employment with us had terminated on December 31, 2009 and that a change in control of Primerica had also occurred on that date. While the vesting of stock options held by our Named Executive Officers would also accelerate, the exercise prices of outstanding options were all higher than the closing price of Citigroup Inc. common stock on December 31, 2009.

These amounts exclude the value of equity awards disclosed in the Non-Qualified Deferred Compensation table because those awards are fully vested. These amounts also exclude any pension benefits; please refer to the Pension Benefits Table for those amounts. These amounts also do not include any amounts that may be payable under the broad based Citigroup Separation Pay Plan. The closing price of Citigroup Inc. common stock on December 31, 2009 was $3.31.

D. Richard Williams and John Addison, Jr.

No accelerated vesting of equity will occur upon a termination of employment or change in control for Messrs. R. Williams or Addison.

Alison S. Rand

Termination Without Cause or For Good Reason	$124,751
Voluntary Resignation	$—
Termination for Cause	$—
Change in Control	$124,751
Death	$147,933
Disability	$147,933
Retirement	$—

Peter W. Schneider

Termination Without Cause or For Good Reason	$17,123
Voluntary Resignation	$—
Termination for Cause	$—
Change in Control	$17,123
Death	$58,325
Disability	$58,325
Retirement	$—

Glenn J. Williams

Termination Without Cause or For Good Reason	$—
Voluntary Resignation	$—
Termination for Cause	$—
Change in Control	$—
Death	$25,371
Disability	$25,371
Retirement	$—

Gregory C. Pitts

Termination Without Cause or For Good Reason	$3,347
Voluntary Resignation	$—
Termination for Cause	$—
Change in Control	$3,347
Death	$29,900
Disability	$29,900
Retirement	$—

Director Compensation

We anticipate that directors who are not employees of Primerica or our affiliated companies (including Citi and Warburg Pincus) will receive an annual fee of $120,000 for service on the board of directors, which we expect to be payable 50% in cash and 50% in restricted stock vesting over a three year period. An additional annual fee of $25,000 will be paid for service as Chair of the Audit Committee, an additional annual fee of $15,000 for service as Chair of the Compensation Committee, an additional annual fee of $10,000 for service as Chair of the Governance Committee, and an additional annual fee of $5,000 for service on any committee where the director is not the chair. In 2010, Mr. McCullough will also receive a one-time fee of $25,000. Directors who are employees of Primerica or affiliated companies do not receive any fees or additional compensation for services as members of the board of directors or any committee. All directors are reimbursed for travel and other related expenses.

Omnibus Incentive Plan

Prior to the completion of this offering, we intend to adopt an Omnibus Incentive Plan, or the Plan. The purposes of the Plan are to align the long-term financial interests of employees, directors, consultants, members of our sales force and other service providers of Primerica with those of Primerica’s stockholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to the long-term performance and growth of Primerica and its subsidiaries. To accomplish these purposes, the Plan will provide for the issuance of stock options, stock appreciation rights, restricted stock, deferred stock, stock units, unrestricted stock and cash-based awards.

The following description summarizes the expected features of the Plan.

Summary of Plan Terms

Shares Subject to the Plan.    An aggregate of 8,800,000 shares of our common stock will be reserved and available for issuance under the Plan. The number of our shares of common stock authorized for grant under the Plan is subject to adjustment, as described below.

The aggregate number of shares of our common stock that may be granted to any single individual during a calendar year in the form of options, SARs, restricted stock, deferred stock and/or stock units may not exceed 1,000,000 shares.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the Plan. Please see “Shares Eligible for Future Sale—S-8 Registration Statement.”

Administration of the Plan.    The Plan will be administered by our compensation committee. To the extent required for employees subject to Section 162(m) of the Code, the plan administrator will consist of an independent committee of the board of directors, or the independent committee, that complies with the applicable requirements of Section 162(m) of the Code and Section 16 of the Exchange Act.

The independent committee will determine which employees, consultants, directors, members of our sales force and other individuals are eligible to receive awards under the Plan. In addition, the independent committee will interpret the Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the Plan or any awards granted under the Plan as it deems to be appropriate.

Types of Awards.    The following types of awards may be made under the Plan. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the independent committee, in its sole discretion, subject to such limitations as are provided in the Plan.

Non-qualified Stock Options.    An award of a non-qualified stock option grants a participant the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a non-qualified stock option may not exceed ten years from the date of grant. The exercise price may be paid with cash, shares of our common stock already owned by the participant, or with the proceeds from a sale of the shares subject to the option. A non-qualified stock option is an option that does not meet the qualifications of an incentive stock option as described below.

Incentive Stock Options.    An incentive stock option is a stock option that meets the requirements of Section 422 of the Code, which include an exercise price of no less than 100% of fair market value on the grant date, a term of no more than ten years, and that the option be granted from a plan that has been approved by stockholders.

Stock Appreciation Rights.    A SAR entitles the participant to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. A SAR may be granted in substitution for a previously granted option, and if so, the exercise price of any such SAR may not be less than 100% of the fair market value of our common stock as determined at the time the option for which it is being substituted was granted. Payment to a participant upon the exercise of a SAR may be in cash or shares of our common stock.

Restricted Stock.    A restricted stock award is an award of outstanding shares of our common stock that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the independent committee, and which may be forfeited if conditions to vesting are not met. Participants generally receive dividend payments on the shares subject to their award during the vesting period (unless the awards are subject to performance-vesting criteria) and are also generally entitled to indicate a voting preference with respect to the shares underlying their awards.

Deferred Stock.    A deferred stock award is an unfunded, unsecured promise to deliver shares of our common stock to the participant in the future, if the participant satisfies the conditions to vesting, as determined by the independent committee. Participants do not have voting rights, but generally receive dividend equivalent payments during the vesting period (unless the awards are subject to performance-vesting criteria).

Stock Units.    A stock unit is an award denominated in shares of our common stock that may be settled either in shares or cash, subject to terms and conditions determined by the independent committee.

Stock Payment.    Subject to limits in the Plan, the independent committee may issue unrestricted shares of our common stock, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the independent committee determines. A stock payment may be granted as, or in payment of, a bonus (including, without limitation, any compensation that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code), or to provide incentives or recognize special achievements or contributions.

Cash Awards.    The independent committee may issue awards that are payable in cash, as deemed by the independent committee to be consistent with the purposes of the Plan. These cash awards will be subject to the terms, conditions, restrictions and limitations determined by the independent committee from time to time. The payment of cash awards may be subject to the achievement of specified performance criteria. The Plan provides that the maximum amount of a cash award that may be granted during any annual performance period to any employee subject to Section 162(m) of the Code may not exceed $10 million.

Performance Criteria.    Awards granted under the Plan may be subject to specified performance criteria. Performance criteria are based on our attainment of performance measures pre-established by the independent committee, in its sole discretion, based on one or more of the following:

•	return on total stockholder equity;

•	earnings per share of our common stock;

•	net income (before or after taxes);

•	earnings before any or all of interest, taxes, minority interest, depreciation and amortization;

•	sales or revenues;

•	return on assets, capital or investment;

•	market share;

•	cost reduction goals;

•	implementation or completion of critical projects or processes;

•	cash flow;

•	gross or net profit margin;

•	achievement of strategic goals;

•	growth and/or performance of our sales force;

•	operating service levels; and

•	any combination of, or a specified increase in, any of the foregoing.

The performance criteria may be based upon the attainment of specified levels of performance under one or more of the measures described above relative to the performance of other entities. To the extent permitted under Section 162(m) of the Code or to the extent that an award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the independent committee, in its sole discretion, may designate additional business criteria on which the performance criteria may be based or adjust, modify or amend the previously mentioned business criteria. Performance criteria may include a threshold level of performance below which no award will be earned, a level of performance at which the target amount of an award will be earned and a level of performance at which the maximum amount of the award will be earned. The independent committee, in its sole discretion, shall make equitable adjustments to the performance criteria in recognition of unusual or non-recurring events affecting us or our financial statements, in response to changes in applicable laws or regulations, including changes in generally accepted accounting principles, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles, as applicable.

Forfeiture Provisions.    Awards granted under the Plan may be subject to forfeiture if, after a termination of employment or service, the participant engages in certain activities that are materially injurious to or in competition with Primerica. As described below, in compliance with EESA, certain awards may be subject to forfeiture or repayment if they were based on performance metrics that are later determined to be materially inaccurate.

Deferrals.    The independent committee may postpone the exercise of awards, or the issuance or delivery of shares or cash pursuant to any award for such periods and upon such terms and conditions as the independent committee determines. In addition, the independent committee may determine that all or a portion of a payment to a participant, whether in cash and/or shares, will be deferred in order to prevent Primerica or any subsidiary from being denied a Federal income tax deduction with respect to an award granted under the Plan. Notwithstanding this authority, the independent committee will not postpone the exercise or delivery of shares or cash payable in respect of awards constituting deferred compensation under Section 409A of the Code, where such postponement will cause the imposition of additional taxes under Section 409A of the Code. Section 409A of the Code provides rules that govern the manner in which compensation of various types may be deferred and imposes taxes upon compensation that is improperly deferred or accelerated.

Adjustments.    The Plan will provide that the independent committee will make appropriate equitable adjustments to the maximum number of shares available for issuance under the Plan and other limits stated in the Plan, the number of shares covered by outstanding awards, and the exercise prices and performance measures applicable to outstanding awards. These changes will be made to reflect changes in our capital structure (including a change in the number of shares of common stock outstanding) on account of any stock dividend, stock split, reverse stock split or any similar equity restructuring, or any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization or similar event, or to the extent necessary to prevent the enlargement or diminution of participants’ rights by reason of any such transaction or event or any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders. These adjustments will be made only to the extent they conform to the requirements of applicable provisions of the Code and other applicable laws and regulations. The independent committee, in its discretion, may decline to adjust an award if it determines that the adjustment would violate applicable law or result in adverse tax consequences to the participant or to Primerica.

Change of Control.    The Plan will provide that, unless otherwise set forth in a participant’s award agreement or employment agreement, all awards that are assumed or substituted in connection with a Change of Control transaction (as defined in the Plan) will become fully vested, exercisable and free of restrictions, and any performance conditions on those awards will be deemed to be achieved if the participant’s employment or service is terminated by Primerica without “cause” (as defined in the Plan) within 24 months following the Change of Control. In addition, the Plan provides that, unless otherwise set forth in a participant’s award agreement, all awards that are not assumed or substituted in connection with the Change of Control transaction will become fully vested, exercisable and free of restrictions and any performance conditions on those awards will be deemed to be achieved immediately upon the occurrence of the Change of Control transaction.

In addition, in the event of a Change of Control transaction, the independent committee may, in its discretion, so long as doing so would not result in adverse tax consequences under Section 409A of the Code, provide that each award will, immediately upon the occurrence of the Change of Control, be cancelled in exchange for a payment in an amount equal to the excess of the consideration paid per share of our common stock in the Change of Control over the exercise or purchase price (if any) per share of our common stock subject to the award, multiplied by the number of shares of our common stock subject to the award.

Amendment and Termination.    The Plan may be further amended or terminated by the Board at any time, but no amendment may be made without stockholder approval if it would materially increase the number of shares available under the Plan, materially expand the types of awards available under the Plan or the class of persons eligible to participate in the Plan, materially extend the term of the Plan, materially change the method of determining the exercise price of an option or SAR granted under the Plan, delete or limit the prohibition against repricing, or otherwise require approval by stockholders in order to comply with applicable law or the rules of the NYSE. Notwithstanding the foregoing, with respect to awards subject to Section 409A of the Code, any termination, suspension or amendment of the Plan must conform to the requirements of Section 409A. Except as may be required to comply with applicable tax law or as set forth in the following paragraph regarding EESA, no termination, suspension or amendment of the Plan may adversely affect the right of any participant with respect to a previously granted award without the participant’s written consent.

Compliance with the Emergency Economic Stabilization Act of 2008 and American Recovery and Reinvestment Act of 2009

Certain participants in the Plan may be subject to limits or restrictions on the types and amounts of compensation they may receive pursuant to the requirements of EESA. The Plan provides that to the extent any of these requirements apply to awards under the Plan, the Plan and any award agreement under the Plan will be interpreted or reformed to comply with these requirements. To the extent applicable, awards will also be subject to forfeiture or repayment if the award is based on performance metrics that are later determined to be materially inaccurate.

New Plan Benefits

In connection with this offering, we intend to issue restricted stock awards to our employees, including our Named Executive Officers, in the amounts set forth below. Provided that the recipient of the restricted stock award remains employed by us, the award will vest in equal annual installments over three years, subject to accelerated vesting in the event of the participant’s involuntary termination of employment other than for gross misconduct. In addition, at the time of this offering, we intend to issue deferred stock awards to members of our sales force. The deferred stock awards will be fully vested but subject to sale restrictions that will lapse in equal annual installments over three years. Such restricted stock awards and deferred stock awards will be issued to an aggregate of approximately 2,400 individuals.

Members of our sales force will be eligible to earn deferred stock awards in quarterly incentive programs beginning with the first quarter following this offering. Deferred stock awards earned under these quarterly incentive programs will also be subject to sale restrictions that will lapse in equal annual installments over three years. All RVPs will be eligible to participate in the quarterly incentive programs.

Listed below are the restricted stock awards that we intend to grant to our Named Executive Officers and other employees in connection with this offering.

Future equity grants under the Plan (as well as any performance-based cash bonuses granted under the Plan) will be made at the discretion of the independent committee and, accordingly, are not yet determinable. In addition, benefits under the Plan will depend on a number of factors, including the fair market value of the common stock on future dates and the exercise decisions made by Plan participants. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the Plan.

Shares Underlying Restricted Stock Grants
D. Richard Williams	590,000
John A. Addison	590,000
Alison S. Rand	100,000
Peter W. Schneider	115,000
Glenn J. Williams	115,000
Gregory C. Pitts	90,000
Executive Officer Group	1,740,000
Non-Executive Officer Employees and Sales Force	3,060,000
Non-Employee Director Group	4,615

In connection with the grant of restricted stock awards to Messrs. Addison and R. Williams, Messrs. Addison and R. Williams will agree to be subject to non-competition and non-solicitation restrictions while employed by us and for 18 months following termination of employment for any reason. Each of Messrs. Addison and R. Williams may elect to relinquish his restricted stock awards in exchange for being released from his non-competition and non-solicitation restrictions if we are required to materially alter the terms of the restricted stock grants as a result of the application of EESA or if either Messrs. Addison or R. Williams do not enter into his respective employment agreement with us within six months following the date that Citi ceases to own more than 50% of our voting securities.

Federal Income Tax Consequences of Plan Awards

The following is a brief summary of the principal United States federal income tax consequences of transactions under the Plan, based on current United States federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different.

Non-Qualified Stock Options.    Generally, a participant will not recognize taxable income on the grant or vesting of a non-qualified stock option. Upon the exercise of a non-qualified stock option, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of our common stock received on the date of exercise and the option cost (number of shares purchased multiplied by the exercise price per share). Primerica will ordinarily be entitled to a deduction on the exercise date equal to the ordinary income recognized by the participant upon exercise.

Incentive Stock Options.    No taxable income is recognized by a participant on the grant or vesting of an ISO. If a participant exercises an ISO in accordance with its terms and does not dispose of the shares acquired within two years after the date of the grant of the ISO or within one year after the date of exercise, the participant will be entitled to treat any gain related to the exercise of the ISO as capital gain (instead of ordinary income). In this case, Primerica will not be entitled to a deduction by reason of the grant or exercise of the ISO, however the excess of the fair market value over the exercise price of the shares acquired is an item of adjustment in computing alternative minimum tax of the participant. If a participant holds the shares acquired for at least one year from the exercise date and does not sell or otherwise dispose of the shares for at least two years from the grant date, the participant’s gain or loss upon a subsequent sale will be long-term capital gain or loss equal to the difference between the amount realized on the sale and the participant’s basis in the shares acquired.

If a participant sells or otherwise disposes of the shares acquired without satisfying the required minimum holding period, such “disqualifying disposition” will give rise to ordinary income equal to the excess of the fair market value of the shares acquired on the exercise date (or, if less, the amount realized upon disqualifying disposition) over the participant’s tax basis in the shares acquired. Primerica will ordinarily be entitled to a deduction equal to the amount of the ordinary income resulting from a disqualifying disposition.

Stock Appreciation Rights.    Generally, a participant will not recognize taxable income upon the grant or vesting of a SAR, but will recognize ordinary income upon the exercise of a SAR in an amount equal to the cash amount received upon exercise (if the SAR is cash-settled) or the difference between the fair market value of our common stock received from the exercise of the SAR and the amount, if any, paid by the participant in connection with the exercise of the SAR. The participant will recognize ordinary income upon the exercise of a SAR regardless of whether the shares of our common stock acquired upon the exercise of the SAR are subject to further restrictions on sale or transferability. The participant’s basis in the shares will be equal to the ordinary income attributable to the exercise and the amount, if any, paid in connection with the exercise of the SAR. The participant’s holding period for shares acquired pursuant to the exercise of a SAR begins on the exercise date. Upon the exercise of a SAR, Primerica will ordinarily be entitled to a deduction in the amount of the ordinary income recognized by the participant.

Restricted Stock.    A participant generally will not be taxed at the time of a restricted stock award but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income will be the fair market value of the shares at that time.

Participants may elect to be taxed at the time of grant by making an election under Section 83(b) of the Code within 30 days of the award date. If a restricted stock award subject to the Section 83(b) election is subsequently canceled, no deduction will be allowed for the amount previously recognized as income, and no tax previously paid will be refunded. Unless a participant makes a Section 83(b) election, dividends paid to a participant on shares of an unvested restricted stock award will be taxable to the participant as ordinary income. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income.

Primerica will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. Unless a participant has made a Section 83(b) election, Primerica will also be entitled to a deduction, for federal income tax purposes, for dividends paid on unvested restricted stock awards.

Deferred Stock.    A participant will generally not recognize taxable income on a deferred stock award until shares subject to the award are distributed. The amount of this ordinary income will be the fair market value of the shares of our common stock on the date of distribution. Any dividend equivalents paid on unvested deferred stock awards are taxable as ordinary income when paid to the participant.

Primerica will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. Primerica will also be entitled to a deduction, for federal income tax purposes, on any dividend equivalent payments made to the participant.

Stock Units.    Awards of stock units are treated, for federal income tax purposes, in substantially the same manner as deferred stock awards.

Stock Awards.    A participant will generally recognize taxable income on the grant of unrestricted stock, in an amount equal to the fair market value of the shares on the grant date. Primerica will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Cash Awards.    A participant will generally recognize taxable income upon the payment of a cash award, in an amount equal to the amount of the cash received. Primerica will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Withholding.    To the extent required by law, Primerica will withhold from any amount paid in settlement of an award amounts of withholding and other taxes due or take other action as Primerica deems advisable to enable Primerica and the participant to satisfy withholding and tax obligations related to any awards.

SELLING STOCKHOLDER

All outstanding shares of our common stock are owned by Citigroup Insurance Holding Corporation, a wholly owned subsidiary of Citigroup Inc., whose principal offices are located at 399 Park Avenue, New York, NY 10022. Immediately following completion of this offering and after giving effect to the Transactions, Citi will beneficially own between approximately 32% and 46% of our pro forma shares of common stock depending on whether and the extent to which the underwriters exercise their over-allotment option and whether and the extent to which Warburg Pincus purchases from the selling stockholder additional shares of our common stock in the concurrent private sale. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Prior to This Offering” for a description of our historical relationship with Citi.

CONCURRENT PRIVATE SALE

The material provisions of the securities purchase agreement and other agreements related to the concurrent private sale to Warburg Pincus are summarized below. The following summary is qualified in its entirety by the provisions of such agreements, which are filed as exhibits to the registration statement of which this prospectus forms a part.

On February 8, 2010, we and Citi entered into a securities purchase agreement with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., private equity funds managed by Warburg Pincus LLC, pursuant to which Warburg Pincus has committed to acquire from Citi up to 23.9% of our pro forma shares of common stock for an aggregate purchase price of up to $230 million. Assuming an initial public offering price of $13.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), Warburg Pincus will acquire:

•	approximately 17,210,993 shares of our pro forma shares of common stock, or 23% of our pro forma shares of common stock, at a purchase price of $13.36 per share; and

•

warrants that, if exercised, would permit Warburg Pincus to purchase from us approximately 4,302,748 shares of our common stock at a price equal to 120% of the public offering price set forth on the cover page of this prospectus.

We refer to these acquisitions of securities, together, as the initial investment commitment. The initial investment commitment is conditioned upon, among other things, the closing of this offering; however, this offering is not conditioned upon the closing of the initial investment commitment.

In addition, Warburg Pincus has the right, but not the obligation, to purchase up to $100 million, additional shares of our common stock from Citi, at the public offering price set forth on the cover page of this prospectus to be completed as part of the concurrent private sale.

Immediately following completion of the concurrent private sale, Warburg Pincus will own between approximately 23% and 33% of our pro forma shares of common stock based on the extent to which Warburg Pincus exercises its right to purchase additional shares. Warburg Pincus & Co. and Warburg Pincus LLC have agreed that, subject to exceptions, they and their controlled affiliates will not own more than 35% of the voting power of our outstanding voting securities or 45% of our economic equity interests. Please see the section below entitled “— Standstill.”

Calculation of Purchase Price.    The purchase price for each share of common stock together with a warrant to purchase 0.25 of a share of common stock is approximately $13.36. The aggregate purchase price for the common stock and warrants in the initial investment commitment is 95% of our adjusted pro forma book value per share as of December 31, 2009, multiplied by the number of shares of common stock purchased in the initial investment commitment. Our adjusted pro forma book value per share is our pro forma book value per share as of December 31, 2009, (1) adjusted to exclude a portion of our accumulated other comprehensive income (AOCI) (excludes 100% of net unrealized investment gains and losses and 80% of foreign exchange translation adjustments associated with our Canadian business) and (2) adjusted for the impact on our deferred tax asset/liability of the elections under Section 338(h)(10) of the Code being made as part of the Transactions. These adjustments are described in the securities purchase agreement.

Because Warburg Pincus’ purchase price for its initial investment commitment is based on our pro forma adjusted book value per share as of December 31, 2009, which will be affected by the initial public offering price due to tax adjustments related to the Transactions, and because Warburg Pincus’ initial investment commitment is capped at the lesser of (i) 23.9% of our pro forma shares of common stock and (ii) a number of shares of common with an aggregate purchase price of $230 million, the number of shares and warrants purchased by Warburg Pincus and the purchase price for those securities may vary from these amounts in the event the offering price is different than the midpoint of the estimated offering price range. The sensitivity of the number of securities to be purchased by Warbug Pincus in its initial committed investment and the price paid for each share of common stock together with a warrant to purchase 0.25 of a share of common stock is as follows:

Public offering price	Number of shares purchased	Number of shares underlying warrants purchased	Purchase price for each share and warrant to purchase 0.25 of a share
$12.00	17,640,034	4,410,009	$13.04
$13.00	17,210,993	4,302,748	$13.36
$14.00	16,802,559	4,200,640	$13.69

Registration Rights.    Warburg Pincus is entitled to registration rights with respect to its shares of common stock, which are described in the section entitled “Certain Relationships and Related Party Transactions — Registration Rights Agreement with Citi and Warburg Pincus.”

Warrants.    In conjunction with its sale of shares of our common stock to Warburg Pincus, Citi will also sell to Warburg Pincus the warrants it receives pursuant to our reorganization. The warrants will be exercisable for an aggregate of approximately 4,302,748 shares of our common stock or non-voting common stock to be issued by us, at an exercise price equal to 120% of the per share public offering price. The warrants will be exercisable by the holder for a term of seven years. The warrants may be net share settled at the option of the warrant holder, which means that a warrant holder can elect to receive the number of shares of common stock or non-voting common stock equal to the number of shares into which the warrant is exercisable less the number of shares equal to the value of the aggregate exercise price therefor. The warrant holder is not entitled to receipt of dividends declared on the underlying common stock or non-voting common stock (but will be entitled to adjustments for extraordinary dividends), or to any voting or other rights that might accrue to holders of common stock or non-voting common stock. The warrants are subject to restrictions on transfer agreed to by Warburg Pincus in the securities purchase agreement, as described below in the section entitled “— Lock-Up.”

For so long as Warburg Pincus or its affiliates holds the warrants, they will be exercisable either for shares of our common stock or an equivalent number of shares of our non-voting common stock. Pursuant to the securities purchase agreement, if any exercise of the warrants would cause Warburg Pincus & Co. and Warburg Pincus LLC and their controlled affiliates to own more than 35% of the voting power of our outstanding voting securities, the warrants would then only be exercisable for shares of common stock up to such 35% threshold, and in lieu of any incremental shares of our common stock that would otherwise be issued upon such exercise, Warburg Pincus would be entitled to receive shares of our non-voting common stock. Any shares of our non-voting common stock issued to Warburg Pincus will be convertible into shares of our common stock by Warburg Pincus on a one-for-one basis, subject to such 35% voting ownership restriction.

In addition to customary adjustments for stock dividends, subdivisions, combinations, reclassifications, non-cash distributions, and business combinations, the holders of the warrants will be entitled to anti-dilution adjustments for below-market issuances and above-market repurchases of our common stock based on a weighted average adjustment formula. If we issue or sell any shares of our common stock, other than in certain excluded transactions, for less than the average market price of our common stock over the ten trading day period prior to the date on which we announce such issuance or sale, then the number of shares of our common stock or non-voting common stock for which a warrant is exercisable and the exercise price thereof will be adjusted. Similarly, if we repurchase any shares of our common stock for cash for greater than the average market price of our common stock over the ten trading day period prior to the date on which we announce the pricing for such repurchase, then the number of shares of our common stock or non-voting common stock for which a warrant is exercisable and the exercise price thereof will be adjusted.

Closing Conditions.    Warburg Pincus’ obligation to complete the initial investment commitment is conditioned on, among other things, the consummation of this offering and satisfaction or waiver of the following conditions prior to the pricing of this offering:

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receipt of all applicable competition approvals, including those required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and competition or merger control laws of other jurisdictions, and receipt of certain other regulatory approvals, including, among others, Form A approval by the Massachusetts Division of Insurance and Section 1506 approval by the New York State Insurance Department;

•	the continued accuracy of Citi’s representations and warranties in the securities purchase agreement, and Citi’s and our performance of agreements and obligations thereunder;

•	the absence of any material adverse effect, as such term is defined in the securities purchase agreement; and

•	the compliance of our invested asset portfolio with agreed-upon guidelines, as further described below under “— Invested Asset Portfolio Parameters.”

The following additional conditions, among others, must be satisfied or waived prior to the closing of the initial investment commitment:

•

the continued accuracy of Citi’s representations and warranties in the securities purchase agreement as to authorization, title, capitalization, brokers and anti-takeover provisions in our certificate of incorporation;

•	the execution of certain documentation related to the Transactions;

•	the absence of any applicable law, regulation, judgment, injunction, order or decree prohibiting the closing of the concurrent private sale; and

•	the consummation of our reorganization, as further described in the section entitled “Summary — The Transactions — The reorganization.”

Invested Asset Portfolio Parameters.     Pursuant to the securities purchase agreement, Citi and we have agreed with Warburg Pincus on the target composition of our invested asset portfolio. As a condition to Warburg Pincus’ obligation to close its initial investment commitment, our invested asset portfolio at the pricing date of this offering must conform to the agreed-upon target composition; provided that up to $245 million of the target invested asset portfolio may be replaced by new securities so long as our final investment portfolio meets the following criteria:

Minimum book value of invested assets	$1,975 million
Average duration	3.5-3.7 years
Minimum weighted average rating	A-
Minimum book yield	5.45%

In addition, our securities purchase agreement specifies maximum percentages for classes of securities comprising the target invested asset portfolio at the time of the concurrent private sale, including corporate debt (52%), agency mortgage-backed securities (22%), commercial mortgage-backed securities (9%) and below investment-grade debt (7.5%).

Standstill.    Pursuant to the securities purchase agreement, Warburg Pincus & Co. and Warburg Pincus LLC have agreed that they and their controlled affiliates will not hold, directly or indirectly, common stock or other voting equity securities that would entitle them, collectively, to vote more than 35% of the voting power represented by all of our outstanding common stock and our other voting equity securities.

In addition, pursuant to the securities purchase agreement, Warburg Pincus & Co. and Warburg Pincus LLC have agreed that they and their controlled affiliates will not own more than 45% of the sum of the following, which we refer to as economic equity interests:

•

the aggregate number of our outstanding shares of capital stock, including our common stock, our non-voting common stock, our preferred stock and any of our other equity securities entitling the holder to receive profits and losses or distributions upon liquidation (for purposes of this calculation, to the extent any shares of our preferred stock or other equity interests have rights with respect to profits and losses and/or distributions upon liquidation that are disproportionate to our common stock, the number of such preferred shares or other equity interests included in the calculation shall equal the number of shares of our common stock or non-voting common stock, as applicable, as such shares of our preferred stock or other equity interests may then be converted or exchanged, and if such shares of our preferred stock or other equity interests are not then convertible or exchangeable for our common stock or non-voting common stock, the number of such preferred shares or other equity interests included in the calculation shall be weighted to account for any such disproportionate economic rights as reasonably determined by the disinterested members of our board of directors);

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the maximum number of equity interests that may be issued as of the relevant time of determination, upon exercise, conversion or exchange of any outstanding options, warrants or other rights to purchase or acquire, directly or indirectly, any equity interests; and

•

any granted or vested restricted stock units, restricted stock, stock appreciation rights, phantom unit or stock or other award that has rights with respect to profits and losses and/or distributions upon liquidation based in whole or in part on the price of our common stock.

Warburg Pincus & Co., Warburg Pincus LLC and their controlled affiliates would be entitled to hold in excess of the 35% and 45% limitations described above to the extent that the percentage of outstanding voting securities or economic equity interests, respectively, held by them increases due to any decrease in the number of our outstanding shares of common stock as a result of actions taken by us, such as share repurchases and buybacks, net of the effect of any future issuance of common shares by us (other than future issuances that do not affect the stockholders’ relative percentage equity ownership in us, such as a stock split).

Lock-Up.    Subject to the exceptions described below, Warburg Pincus has agreed not to transfer any shares of our common stock or warrants acquired pursuant to the securities purchase agreement or shares of our common stock or non-voting common stock issued upon the exercise of such warrants until the earlier of 18 months after the completion of this offering or the reduction of Citi’s beneficial ownership interest in our outstanding common stock to less than 10%. However, Warburg Pincus will be permitted to transfer shares of our common stock or warrants or shares of our common stock issued upon the exercise of such warrants during the lock-up period (1) to any person that is not a competitor of ours (defined as a manufacturer or distributor of life insurance products) so long as such transfer does not involve a public offering and such transferee agrees to the same restrictions on transfer that would otherwise apply to Warburg Pincus; (2) pursuant to a merger, tender offer or exchange offer, or other business combination, asset acquisition or similar transaction, or change of control of our company that has been approved by our board of directors; and (3) in order to cure any unintentional violations of Warburg Pincus’ ownership restrictions. The lock-up agreement will expire on the earlier of 18 months after the completion of this offering or the reduction of Citi’s beneficial ownership interest in our outstanding common stock to less than 10%, or upon (i) the consent of us and Citi; (ii) the material breach by us of any covenants in the securities purchase agreement or by Citi of its agreement to vote in favor of Warburg Pincus’ nominees to our board of directors; (iii) an enforcement action that would reasonably be expected to have a material adverse effect on us; or (iv) upon a change of control of our company.

Right to Exchange.    Warburg Pincus will have the right to exchange any shares of non-voting common stock that it receives upon exercise of the warrants issued pursuant to the securities purchase agreement on a one-for-one basis for shares of our common stock, and to exchange any shares of common stock owned by it for shares of our non-voting common stock on a one-for-one basis. Pursuant to the securities purchase agreement, Warburg Pincus & Co. and Warburg Pincus LLC will not be permitted to exchange non-voting common stock for voting common stock if the exchange would result in their and their controlled affiliates’ ownership of more than 35% of the voting power of our outstanding voting securities in violation of the 35% limitation described above.

Board Rights.    We have agreed with Warburg Pincus that, subject to the terms of our certificate of incorporation, our board of directors will be comprised of no more than nine members, of which not more than one director will be nominated by Citi and not more than two directors will be our officers or employees.

Following this offering and the concurrent private sale, Warburg Pincus will be entitled to nominate two directors to serve on our board. However, once Warburg Pincus’ Investor Ownership Percentage (as defined below) is less than 15%, but greater than 7.5%, Warburg Pincus will only be entitled to nominate one director to serve on our board of directors. In addition, for so long as Warburg Pincus’ Investor Ownership Percentage is at least 7.5% and subject to applicable law and the rules and regulations of the NYSE (including independence requirements), each committee of our board of directors must include at least one of Warburg Pincus’ nominees.

Investor Ownership Percentage is calculated by dividing (i) the number of shares of our common stock beneficially owned by Warburg Pincus and its affiliates in the aggregate (assuming exercise or conversion of all securities held by Warburg Pincus and its affiliates that are exercisable for or convertible into shares of our common stock, regardless of whether such conversion or exercise would be permitted at such time); by (ii) the number of shares of our common stock outstanding at such time (assuming exercise or conversion of all securities that are exercisable for or convertible into our common stock, regardless of whether such conversion or exercise would be permitted at such time). However, any shares of our common stock (or securities exercisable for or convertible into our common stock), restricted stock units, restricted stock, stock appreciation rights, phantom unit or stock or other award based in whole or in part on the price of our common stock issued or granted after the closing date of the concurrent private sale to any person other than Warburg Pincus and its affiliates are to be excluded for purposes of such calculation.

We and Citi have agreed to cause Warburg Pincus’ board nominees to be elected to our board of directors prior to the closing of this offering, with such election to be effective as of the closing of the concurrent private sale. For so long as Warburg Pincus has rights to nominate one or two directors, we have agreed to nominate Warburg Pincus’ designees as our nominees with respect to such positions on our board of directors, and Citi has agreed to vote its shares of our common stock in favor of Warburg Pincus’ board nominees.

Observer and Informational Rights.    If Warburg Pincus’ Investor Ownership Percentage is less than 7.5% but greater than 5%, it will be entitled to have a non-voting observer attend meetings of our board of directors and receive information about us, subject to our board of directors’ compliance with fiduciary duties and confidentiality obligations. We have also agreed with Warburg Pincus that, following this offering and the concurrent private sale, for so long as Warburg Pincus’ Investor Ownership Percentage is greater than 5%, it will be entitled to receive from us financial and operating data that we otherwise prepare for our board of directors, and to obtain additional information with respect thereto within 30 days after each quarter. In addition, for so long as Warburg Pincus’ Investor Ownership Percentage is greater than 5%, we will provide Warburg Pincus with:

•	SEC reports and notices to stockholders;

•	the right to inspect our books and records;

•	copies of our budget and financial projections; and

•	the opportunity to meet with our management to discuss our budget projections.

Consent Rights.    For so long as Warburg Pincus’ Governance Ownership Percentage (as defined below) is at least 10%, and Warburg Pincus’ Investor Ownership Percentage is at least 20%, the prior written consent of Warburg Pincus will be required for:

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any consolidation or merger of us or any of our subsidiaries with any person (other than any of our subsidiaries), other than to acquire 100% of the equity ownership of another entity or to dispose of 100% of the equity ownership of one of our subsidiaries, in each case, involving consideration not to exceed $50 million;

•

any sale, lease, exchange or other disposition or any acquisition or investment by us or any series of related dispositions, acquisitions or investments, involving consideration in excess of $50 million (other than transactions between us and our subsidiaries);

•	any change in our authorized capital stock or creation of any class or series of our capital stock;

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the issuance or sale by us or one of our subsidiaries of any equity securities or equity derivative securities, or the adoption of any equity incentive plan (other than a plan adopted in the ordinary course of business), except:

•	the issuance of shares by one of our subsidiaries to us or another of our subsidiaries;

•	in connection with any transactions concurrent with this offering;

•	pursuant to a director, employee and sales representative stock incentive award granted in the ordinary course of business;

•	in connection with consolidations, mergers, acquisitions, investments or dispositions for which Warburg Pincus’ consent is not required as contemplated above; or

•	if our board determines that we need to raise common equity capital for certain specified purposes so long as Warburg Pincus has the right to participate in the equity sale;

•	our dissolution;

•	the amendment of various provisions of our certificate of incorporation and bylaws;

•	the declaration or payment of dividends on any class of our capital stock, except for pro rata dividends on shares of our common stock or mandatory dividends on shares of preferred stock;

•	any change in the number of directors on our board of directors; and

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transactions with our affiliates, other than Warburg Pincus and its affiliates, involving consideration in excess of $5 million, other than transactions on terms substantially the same as or more favorable to us than those that would be available from an unaffiliated third party and other than transactions between or among any of our subsidiaries.

Governance Ownership Percentage is calculated by dividing (i) the number of shares of our common stock beneficially owned by Warburg Pincus and its affiliates in the aggregate (assuming exercise or conversion of all securities held by Warburg Pincus and its affiliates that are exercisable for or convertible into shares of common stock, regardless of whether such conversion or exercise would be permitted at such time); by (ii) the number of shares of our common stock outstanding at such time (assuming exercise or conversion of all securities that are exercisable for or convertible into our common stock, regardless of whether such conversion or exercise would be permitted at such time). However, for purposes of calculating Governance Ownership Percentage, any shares of our common stock (or securities exercisable for or convertible into our common stock), restricted stock units, restricted stock, stock appreciation rights, phantom unit or stock or other award based in whole or in part on the price of our common stock granted or awarded pursuant to any of our or our subsidiaries’ equity incentive plans are to be excluded.

Preemptive-Type Rights.    For so long as Warburg Pincus’ Investor Ownership Percentage is at least 20%, we have agreed to grant preemptive-type rights to Warburg Pincus to acquire from us equity securities proposed to be issued by us in any public offering or private placement following this offering, subject to certain excluded issuances that do not trigger Warburg Pincus’ preemptive-type rights, at the same price as the equity is being sold to third parties, net of any underwriting fees and discounts, in order for Warburg Pincus to maintain its relative percentage equity in us.

Right of First Offer.    Citi has agreed that, for so long as it owns at least 5% of our outstanding common stock, Warburg Pincus has a right of first offer following the closing of the concurrent private sale so that Warburg Pincus may offer to acquire shares of our common stock proposed to be sold by Citi in any public offering or private placement following this offering on the same terms as such proposed issuance, subject to specified exceptions including transfers in connection with this offering, transfer to affiliates within Citi, transfers to charitable organizations for no consideration and transfers that in the aggregate do not exceed 1% of our outstanding common stock. Pursuant to the securities purchase agreement, Warburg Pincus & Co. and Warburg Pincus LLC would not be entitled to exercise its right of first offer if they and their controlled affiliates would own more than 35% of the voting power of our outstanding voting securities or 45% of our economic equity interests. In any case, Citi may decline Warburg Pincus’ offer if it determines in good faith that it is reasonably likely to obtain a higher price from a third party or the public.

Anti-Takeover Considerations.    We have agreed not to institute a stockholder rights plan that limits the ability of Warburg Pincus (or any permitted transferee of Warburg Pincus that receives at least 10% of our outstanding common stock) from acquiring additional shares of our common stock other than the limits described above in “— Standstill.” We have also agreed to take all action necessary so that the limitations on business combinations prescribed by Section 203 of the Delaware General Corporation Law are not applicable to Warburg Pincus and any permitted transferee of Warburg Pincus that receives at least 10% of our outstanding common stock.

Indemnification.     We have agreed to indemnify Warburg Pincus for losses it incurs arising out of or resulting from breaches of our agreements and covenants in the securities purchase agreement to be performed after the closing of the transactions contemplated by the securities purchase agreement. We have not made representations or warranties to Warburg Pincus in the securities purchase agreement, nor have we agreed to indemnify Warburg Pincus for any breach of the representations and warranties made by Citi in the securities purchase agreement. Warburg Pincus has agreed to indemnify Citi and us for losses incurred, arising out of or resulting from inaccuracies in or breaches of its representations, warranties, agreements and covenants in the securities purchase agreement.

The intercompany agreement between us and Citi provides that we will indemnify Citi and its officers, directors, employees and agents against losses arising out of third-party claims described in the section entitled “Certain Relationships and Related Party Transactions — Intercompany Agreement — Indemnification.” However, we will not be required to indemnify any such persons with respect to any action brought by Warburg Pincus against Citi for indemnification under the securities purchase agreement.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table reflects beneficial ownership of our common stock as of March 16, 2010 (including shares of our common stock with respect to which each individual or entity will acquire voting and/or investment power within 60 days) for: (1) each person or entity who owns of record or beneficially 5% or more of our common stock; (2) our directors, director-nominees and Named Executive Officers; and (3) our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. To the extent that any of our directors or officers participates in the directed share program being effected concurrently with this offering, the number and percentage of shares of our common stock that he or she owns will increase.

The first two columns in the table below reflect the shares and percentage of our common stock beneficially owned prior to this offering and the Transactions. The third and fourth columns in the table below reflect the shares and percentage of our common stock beneficially owned immediately following this offering and the Transactions, assuming that Warburg Pincus does not exercise its right to purchase any additional shares of our common stock from Citi pursuant to the securities purchase agreement and does not purchase any additional shares of our common stock in this offering, and that the underwriters have not exercised their over-allotment option to purchase shares of our common stock from Citi pursuant to the underwriting agreement. The fifth and sixth columns in the table below reflect the shares and percentage of our common stock beneficially owned following this offering and the Transactions, assuming that Warburg Pincus has exercised in full its right to purchase any additional shares of our common stock from Citi pursuant to the securities purchase agreement, and that the underwriters have exercised in full their over-allotment option to purchase shares of our common stock from Citi pursuant to the underwriting agreement.

The number of shares and ownership percentage information in the table on the next page assumes that the offering is priced at the midpoint of the estimated offering price range on the cover of this prospectus. Because Warburg Pincus has a right to acquire additional shares of our common stock from Citi, for up to $100 million, at the initial public offering price, Warburg Pincus’ beneficial ownership will be affected by the offering price. In addition, because Warburg Pincus’ purchase price for its initial committed investment is based on our pro forma adjusted book value per share as of December 31, 2009, which will be affected by the initial public offering price due to tax adjustments related to the Transactions, and because Warburg Pincus’ initial committed investment is capped at the lesser of (i) 23.9% of our pro forma shares of common stock and (ii) a number of shares of common stock with an aggregate purchase price of $230 million, the number of shares and warrants purchased by Warburg Pincus may vary from these amounts in the event the offering price is different than the midpoint of the estimated offering price range. For example, at an assumed offering price per share of $12.00, $13.00 and $14.00, Warburg Pincus will purchase approximately 17,640,034, 17,210,993 and 16,802,559 shares, respectively, and warrants to purchase approximately 4,410,009, 4,302,748 and 4,200,640 shares, respectively, in each case, excluding any additional shares Warburg Pincus may purchase pursuant to its right to purchase additional shares of our common stock from Citi.

	Shares of Our Common Stock Beneficially Owned
			Following this Offering and the Transactions
	Prior to this Offering and the Transactions		Assuming no exercise by Warburg Pincus or Underwriters		Assuming full exercise by Warburg Pincus and Underwriters
Name of Beneficial Owner (1)	Number of shares	Percentage of class	Number of shares	Percentage of class (2)	Number of shares	Percentage of class (2)

5% Beneficial Owners:
Citigroup Insurance Holding Corporation (3)	100	100%	34,742,824	48%	24,350,517	33%
Warburg Pincus (4)	—	—	21,513,742	28%	29,206,049	38%

Directors and Executive Officers:
D. Richard Williams (5)	—	—	590,000	*	590,000	*
John A. Addison, Jr. (6)	—	—	590,000	*	590,000	*
Peter W. Schneider (7)	—	—	118,750	*	118,750	*
Glenn J. Williams (8)	—	—	117,380	*	117,380	*
Alison S. Rand (9)	—	—	102,083	*	102,083	*
Gregory C. Pitts (10)	—	—	92,380	*	92,380	*
Michael E. Martin (11)	—	—	21,513,742	28%	29,206,049	38%
Mark Mason (12)	—	—	34,742,824	48%	24,350,517	33%
Robert F. McCullough (13)	—	—	4,615	*	4,615	*
Daniel Zilberman (11)	—	—	21,513,742	28%	29,206,049	38%
All directors and executive officers as a group (includes 12 people) (14)	—	—	58,011,594	75%	55,311,594	72%

*	Less than one percent.

(1)	The address for each of our directors, director-nominees (other than Messrs. Martin, Mason and Zilberman) and executive officers is c/o Primerica, Inc., 3120 Breckinridge Blvd., Duluth, Georgia 30099.
(2)	Based on 72,790,000 shares of common stock expected to be outstanding as of the completion of this offering (75,000,000 shares issued to Citigroup Insurance Holding Corporation less 2,210,000 shares underlying the deferred stock awards to our sales representatives, which will be held by us as treasury shares but will not be outstanding until settlement of the awards over the three year settlement period), except (i) with respect to Warburg Pincus and Messrs. Martin and Zilberman, as to whom percentage ownership is based on 77,092,748 shares of common stock, which includes 4,302,748 shares issuable upon exercise of warrants to be sold to Warburg by Citigroup Insurance Holding Corporation and (ii) with respect to Mr. McCullough, as to whom percentage ownership is based on 72,794,615 shares of common stock, which includes 4,615 shares to be issued to him following this offering.
(3)	The address for Citigroup Insurance Holding Corporation is c/o Citigroup Inc., 399 Park Avenue, New York, New York 10022. Citigroup Insurance Holding Corporation is an affiliate of Citigroup Inc. Citigroup Insurance Holding Corporation may be deemed to beneficially own the shares of common stock beneficially owned by Warburg Private Equity Fund X, L.P. and Warburg Pincus X Partners, L.P. due to a voting agreement among such beneficial owners and a right of first offer granted by Citi to Warburg Pincus in the securities purchase agreement. Citigroup Insurance Holding Corporation disclaims beneficial ownership all such shares of common stock.
(4)

The address for each of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017-3911. Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. are affiliates of Warburg Pincus & Co. and Warburg Pincus LLC. Includes approximately 4,302,748 shares of our common stock that may be acquired upon exercise of warrants or issued upon exchange of non-voting common stock issued pursuant to such warrants, which are exchangeable on a one-for-one basis with shares of our common stock under specified conditions. The warrants are exercisable within 60 days of the consummation of the concurrent private sale. Subject to exceptions, Warburg Pincus has agreed not to transfer any shares of our capital stock or warrants until the earlier of 18 months after the consummation of this offering or the reduction of Citi’s beneficial ownership interest in our common stock to less than 10%. In addition, the exercise price for the warrants is

120% of the price for our common stock set forth on the cover of this prospectus. Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. may be deemed to beneficially own the shares of common stock beneficially owned by Citigroup Insurance Holding Corporation due to a voting agreement among such beneficial owners and a right of first offer granted by Citi to Warburg Pincus in the securities purchase agreement. Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. disclaim beneficial ownership of all such shares of common stock. Pursuant to the securities purchase agreement, Warburg Pincus & Co. and Warburg Pincus LLC (the controlling affiliates of Warburg Pincus) have agreed that, subject to exceptions, they and their controlled affiliates will not own more than 35% of the voting power of our outstanding voting securities or more than 45% of our economic equity interests.

(5)	Beneficial ownership includes 590,000 shares of our common stock to be granted in conjunction with this offering.
(6)	Beneficial ownership includes 590,000 shares of our common stock to be granted in conjunction with this offering.
(7)	Beneficial ownership includes (i) 115,000 shares of our common stock to be granted in conjunction with this offering and (ii) 3,570 restricted shares of our common stock, which will be issued upon conversion of restricted shares of Citigroup Inc. common stock.
(8)	Beneficial ownership includes (i) 115,000 shares of our common stock to be granted in conjunction with this offering and (ii) 2,380 restricted shares of our common stock, which will be issued upon conversion of restricted shares of Citigroup Inc. common stock.
(9)	Beneficial ownership includes (i) 100,000 shares of our common stock to be granted in conjunction with this offering and (ii) 2,083 restricted shares of our common stock, which will be issued upon conversion of restricted shares of Citigroup Inc. common stock.
(10)	Beneficial ownership includes (i) 90,000 shares of our common stock to be granted in conjunction with this offering and (ii) 2,380 restricted shares of our common stock, which will be issued upon conversion of restricted shares of Citigroup Inc. common stock.
(11)	Messrs. Martin and Zilberman, who are director-nominees, are each a Partner of Warburg Pincus & Co. and a Managing Director of Warburg Pincus LLC. All shares indicated as owned by Messrs. Martin and Zilberman are included because of their affiliation with the Warburg Pincus entities. The address for Messrs. Martin and Zilberman is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017-3911. Each of Messrs. Martin and Zilberman disclaim beneficial ownership of any of our shares held by Warburg Pincus.
(12)	Mr. Mason, a director-nominee, is an affiliate of Citigroup Insurance Holding Corporation. The address for Mr. Mason is c/o Citigroup Inc., 399 Park Avenue, New York, New York 10022. Mr. Mason disclaims beneficial ownership of any of our shares held by Citi.
(13)	Mr. McCullough is a director-nominee. Beneficial ownership consists of 4,615 shares of our common stock to be issued to Mr. McCullough following this offering.
(14)	Beneficial ownership includes (i) 1,740,000 shares of common stock to be granted to executive officers in conjunction with this offering, (ii) 10,413 restricted shares of common stock, which will be issued upon conversion of restricted shares of Citigroup Inc. common stock, (iii) all shares beneficially owned by Citigroup Insurance Holding Corporation, and (iv) all shares beneficially owned by Warburg Pincus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Citi Following this Offering

All of our outstanding shares of common stock are, and prior to the completion of this offering will continue to be, owned by Citi. After the completion of this offering, Citi will own between approximately 32% and 46% of our pro forma shares of common stock, Citi intends to divest its remaining interest in us as soon as is practicable, subject to market and other conditions. Citi will continue to exercise significant influence over our business and affairs, including the composition of our board of directors and with respect to any action requiring the approval of our stockholders. Please see the section entitled as “Risk Factors — Risks Related to Our Relationships with Citi and Warburg Pincus.”

We will enter into certain reinsurance transactions, the concurrent transactions described herein, an intercompany agreement, a transition services agreement, a tax separation agreement, a long-term services agreement and certain other transactions and agreements with Citi. The following descriptions of such agreements and transactions are summaries only and are qualified in their entirety by reference to the complete documents, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Citi Reinsurance Transactions

Prior to the completion of this offering and of the Citi reinsurance transactions, Primerica Life will make a capital contribution of $337 million to our subsidiary, Prime Reinsurance Company. This contribution will provide Prime Reinsurance Company with additional capital needed to support its reinsurance obligations to Primerica Life. Prior to the completion of this offering, we will distribute all of the issued and outstanding capital stock of Prime Reinsurance Company to Citi. We plan to enter into certain reinsurance transactions with certain Citi subsidiaries, as more fully described below:

Primerica Life Reinsurance Transactions

80% Coinsurance Agreement

Prior to the completion of this offering, Primerica Life, as ceding insurer, will enter into an 80% coinsurance agreement with Prime Reinsurance Company. Under this agreement, Primerica Life will cede 80% of certain liabilities and benefits associated with its term life insurance policies that were in-force at year-end 2009. In consideration of Prime Reinsurance Company assuming these policy liabilities, Primerica Life will pay an initial reinsurance premium to Prime Reinsurance Company of approximately $3.4 billion. Additional reinsurance premiums paid by Primerica Life to Prime Reinsurance Company will be net of premiums paid on then current reinsurance placed with third-party reinsurers. In connection with the block of business that Primerica Life will cede to Prime Reinsurance Company under the 80% coinsurance agreement, it expects to transfer approximately $3.4 billion of assets to support the liabilities to be assumed by Prime Reinsurance Company. In addition, Primerica Life will contribute approximately $3.2 billion to Prime Reinsurance Company, which will be netted against an approximately $3.2 billion initial ceding commission required to be paid by Prime Reinsurance Company to Primerica Life.

Under the 80% coinsurance agreement with Prime Reinsurance Company, Primerica Life will continue to be responsible for the administration of the businesses that it cedes, including paying claims and benefits in accordance with its current policy administration practices. Prime Reinsurance Company will not assume responsibility for any administration of the ceded business.

After consummation of the 80% coinsurance agreement, Primerica Life will maintain its current reinsurance program with third-party reinsurers and has no current intention of terminating or materially modifying such reinsurance program. To the extent we purchase new YRT reinsurance on policies reinsured by Prime Reinsurance Company, we will be required to obtain the prior approval of Prime Reinsurance Company. To the extent any current reinsurance is terminated or a reinsurer fails to pay on its obligations, Prime Reinsurance

Company will assume 80% of the claim amounts not otherwise covered by such YRT reinsurance, and we will assume the remainder that is not otherwise covered by the 10% coinsurance agreement.

Prime Reinsurance Company will establish monthly settlement procedures by which Primerica Life and Prime Reinsurance Company will settle amounts due to each other, including reimbursing Primerica Life for claims under the term life insurance business covered by the agreements. Prime Reinsurance Company will also be obligated to pay Primerica Life a monthly expense allowance to reimburse Primerica Life for its expenses in administering the business, including the payment of commissions and premium taxes.

The business reinsured under the 80% coinsurance agreement will exclude any policy converted at the end of its term for which the initial level premium period ends on or after January 1, 2017. The original initial level premium period of any policy references the period beginning with the original issue date of coverage and ending with the first premium increase date identified within the policy on which premiums for coverage will increase without a corresponding increase in the terms or limits of coverage. A conversion refers to the issuance by Primerica Life of new coverage in replacement of a coverage under a policy pursuant to an option granted under the terms of such policy. Policies issued as a result of end-of-term conversions are considered to be new policies that can contractually be excluded from the terms of a coinsurance agreement.

Additionally, Primerica Life will be allowed to recapture the business ceded to Prime Reinsurance Company under the following limited circumstances:

•	Prime Reinsurance Company is insolvent;

•	Prime Reinsurance Company is unable (subject to a cure period) to provide full statutory financial statement credit to Primerica Life for the reinsurance ceded under the 80% coinsurance agreement;

•	Prime Reinsurance Company has materially breached a covenant, representation or warranty within the agreement, subject to a cure period;

•	Prime Reinsurance Company fails in any material respect to fund the trust account required to be established under the 80% coinsurance agreement, subject to a cure period; or

•

Citi fails to maintain sufficient capital in Prime Reinsurance Company, pursuant to the Capital Maintenance Agreement between Citi and Prime Reinsurance Company within 45 calendar days of any demand for payment by or on behalf of Primerica Life, and any 45-day extension thereof as consented to by Primerica Life, which consent may not be unreasonably conditioned, delayed or withheld, for a total of not more than 90 days to obtain such consent; provided that Primerica Life will not be required to consent to extend such period beyond an additional 45 days.

Primerica Life will also have the right to recapture certain policies held or issued as a result of end-of-term renewals after the original initial level premium period of any policy that reaches the end of the original initial level premium period on or after January 1, 2017. Policies issued as a result of an end-of-term renewal are not excluded from the terms of the 80% coinsurance agreement and may only be recaptured at Primerica Life’s option.

In the event of a recapture as a result of the above recapture provisions, Primerica Life will not be required to pay a recapture fee to Prime Reinsurance Company. Primerica Life will, however, be required to pay a recapture fee in the event of recapture due to a failure to obtain full statutory financial statement credit for such reinsurance resulting from actions taken by Primerica Life.

In connection with the 80% coinsurance agreement, the parties will enter into a Monitoring and Reporting Agreement which will permit Prime Reinsurance Company to monitor the management, administration and financial performance of the reinsured policies so long as Citi remains the ultimate controlling party of Prime Reinsurance Company.

The 80% coinsurance agreement will terminate when there are no more liabilities arising out of the book of business covered by the agreement. The 80% coinsurance agreement will only be amended or assigned with the written consent of both parties. Massachusetts law will govern this coinsurance agreement.

80% Coinsurance Trust Agreement

To secure the payment by Prime Reinsurance Company of its obligations to Primerica Life under the 80% coinsurance agreement, Prime Reinsurance Company will be required to maintain in a trust account qualifying assets with an aggregate fair market value at least equal to the reinsurance obligations owed by Prime Reinsurance Company to Primerica Life under the 80% coinsurance agreement. Citibank N.A., as trustee, will administer the trust account solely for the benefit of Primerica Life. The trust will comply with Massachusetts statutory credit for reinsurance requirements.

Primerica Life will be permitted to withdraw from the trust account any amounts due to it pursuant to the terms of the 80% coinsurance agreement and not otherwise paid by Prime Reinsurance Company. Prime Reinsurance Company will not be permitted to withdraw or substitute assets in the trust account so as to reduce the aggregate fair market value of assets in the trust accounts to less than the aggregate amount of Prime Reinsurance Company’s obligations to Primerica Life under the 80% coinsurance agreement. There will also be limits on the types of assets Prime Reinsurance Company will be permitted to place in the trust account. All interest, dividends and other income earned on the trust account will be the property of Prime Reinsurance Company and will be deposited in a bank account maintained by Prime Reinsurance Company outside of the trust agreement.

10% Coinsurance Agreement

Prior to the completion of this offering, Primerica Life, as ceding insurer, will also enter into a 10% coinsurance agreement with Prime Reinsurance Company relating to the same book of business which is reinsured under the 80% coinsurance agreement. Under this agreement, Primerica Life will cede 10% of certain liabilities and benefits associated with its term life insurance policies that were in-force at year-end 2009. In consideration of Prime Reinsurance Company assuming these policy liabilities, Primerica Life will pay an initial reinsurance premium to Prime Reinsurance Company of approximately $0.4 billion. Additional reinsurance premiums paid by Primerica Life to Prime Reinsurance Company will be net of premiums paid on then current YRT reinsurance placed with third-party reinsurers. In connection with the block of business that Primerica Life will cede to Prime Reinsurance Company under the 10% coinsurance agreement, it expects to transfer approximately $426 million of assets to support the liabilities to be assumed by Prime Reinsurance Company. In addition, Primerica Life expects to contribute approximately $369 million to Prime Reinsurance Company, which will be netted against an approximately $369 million ceding commission which will be paid by Prime Reinsurance Company to Primerica Life.

The remaining material terms of the 10% coinsurance agreement will be substantially similar to those of the 80% coinsurance agreement, with the exceptions noted below.

In connection with the 10% coinsurance agreement with Prime Reinsurance Company, Primerica Life will receive the economic benefits of the reinsured book of business through an experience refund paid to Primerica Life by Prime Reinsurance Company. The term “experience refund” means a payment that serves to refund all premiums received less a finance charge of 3% of excess reserves, and less allowances to Prime Reinsurance Company and claims paid under the 10% coinsurance agreement, with the claims deducted being subject to a maximum amount. Economic reserves based on best estimate assumptions at the start of the agreement will be funded by Primerica Life and maintained in a trust with Primerica Life receiving interest from the trust. Statutory reserves in excess of the economic reserves based on best estimate assumptions will be funded by Prime Reinsurance Company and maintained in a separate trust, with a finance charge of 3%. Excess reserves are equal to the difference between our required statutory reserves and the amount we determine is necessary to satisfy obligations under our in-force policies, which is referred to as our “economic reserves.”

10% Coinsurance Trust Agreements

To secure the payment by Prime Reinsurance Company of its obligations to Primerica Life under the 10% coinsurance agreement, Prime Reinsurance Company will be required to maintain in two separate trust accounts qualifying assets with an aggregate fair market value at least equal to the reinsurance obligations owed by Prime Reinsurance Company to Primerica Life under the 10% coinsurance agreement. The first trust will maintain an amount equal to the reinsurance obligations owed by Prime Reinsurance Company to Primerica Life under the 10% coinsurance agreement on the economic reserves of the business covered by the 10% coinsurance agreement. The economic reserves will be determined pursuant to the terms of the 10% coinsurance agreement. Under the first trust, all interest, dividends and other income earned on the assets in the trust account will be deposited into the trust account. The second trust will maintain an amount equal to the reinsurance obligations owed by Prime Reinsurance Company to Primerica Life under the 10% coinsurance agreement on the statutory reserves in excess of the economic reserve of the business covered by the 10% coinsurance agreement. Citibank N.A., as trustee, will administer each of the trust accounts solely for the benefit of Primerica Life. Each trust will comply with Massachusetts statutory credit for reinsurance requirements.

With the exceptions discussed in the preceding paragraph, the material terms of the 10% coinsurance trust agreement will be substantially similar to those of the 80% coinsurance trust agreement.

Capital Maintenance Agreement

Pursuant to a Capital Maintenance Agreement to be entered into between Citi and Prime Reinsurance Company, Citi will agree to maintain sufficient capital in Prime Reinsurance Company to maintain Prime Reinsurance Company’s risk-based capital at not less than 250% of its Company Action Level, which is defined by the Vermont Department of Insurance as the product of two times the RBC determined under Vermont’s RBC formula. In no event will Citi’s obligations under the Capital Maintenance Agreement exceed $512 million in the aggregate, and after the first five years of the Capital Maintenance Agreement, the maximum amount payable will be an aggregate amount equal to the lesser of $512 million or 15% of Prime Reinsurance Company’s statutory reserves.

Without the consent of Primerica Life and the Massachusetts Division of Insurance, Prime Reinsurance Company will neither assign nor amend the Capital Maintenance Agreement. The Capital Maintenance Agreement terminates upon the earlier to occur of (1) the termination of Prime Reinsurance Company’s obligations to us under the 80% and 10% coinsurance agreements described above or (2) Citi’s or its affiliate’s contributions totaling or exceeding $512 million to Prime Reinsurance Company or the reduced amount of the obligation as determined after the fifth year, in the aggregate. The Capital Maintenance Agreement will be governed by the laws of New York.

Prime Reinsurance Company Covenants

In addition to the terms of the coinsurance agreements stated above, Prime Reinsurance Company will also covenant that it will not:

•	engage in any business, other than the business provided by or relating to the 80% coinsurance agreement and the 10% coinsurance agreement;

•	write or assume any insurance or reinsurance risks that are not part of the business covered by the 80% coinsurance agreement and the 10% coinsurance agreement;

•

declare and pay distributions or dividends with respect to its common stock to Citi or any other equity owner of Prime Reinsurance Company unless Prime Reinsurance Company’s Total Adjusted Capital, (which is defined by the Vermont Department of Insurance as the sum of an insurer’s statutory capital and surplus reported in such insurer’s annual statement under Title 8 Section 3561 of the Vermont Statute and such other items, if any, as the RBC instructions may provide), immediately following any such distribution or dividend is not less than 250% of Prime Reinsurance Company’s Company Action Level; and

•

without the prior consent of the Massachusetts Division of Insurance, amend the 80% coinsurance agreement, the 10% coinsurance agreement, the 80% coinsurance trust agreement or the 10% coinsurance trust agreement.

NBLIC Reinsurance Transaction

NBLIC Coinsurance Agreement

Prior to the completion of this offering, NBLIC, as ceding insurer, will enter into a 90% coinsurance agreement with American Health and Life Insurance Company, or AHL. Under this agreement, NBLIC will cede 90% of certain liabilities and benefits associated with its term life insurance policies that were in-force at year-end 2009. In consideration of AHL assuming these policy liabilities, NBLIC will pay an initial reinsurance premium to AHL of approximately $0.2 billion. Additional reinsurance premiums paid by NBLIC to AHL will be net of premiums paid on their current YRT reinsurance placed with third-party reinsurers. In connection with the block of business that NBLIC will cede to AHL under the 90% coinsurance agreement, it expects to transfer approximately $162 million of assets to support the statutory liabilities to be assumed by AHL. In addition, AHL will pay NBLIC an initial ceding commission of $138 million.

AHL will establish monthly settlement procedures by which NBLIC and AHL intend to settle amounts due to each other and to reimburse NBLIC for claims under the term life insurance business covered by the agreement. AHL is also obligated to pay NBLIC a monthly expense allowance to reimburse NBLIC for its expenses in administering the business, including commissions and premium taxes on the reinsured business.

The 90% coinsurance agreement may be terminated either by mutual written consent of the parties or, after the third year, by AHL if NBLIC fails to pay AHL any amounts owed under the agreement, subject to a cure period.

The remaining terms of the NBLIC coinsurance agreement will be substantially similar to those of the 80% coinsurance agreement between Primerica Life and Prime Reinsurance Company discussed above. In addition, the parties will also execute a monitoring and reporting agreement between NBLIC and AHL.

NBLIC Trust Agreement

To secure the payment of AHL’s obligations to NBLIC under the NBLIC coinsurance agreement, AHL will be required to maintain in a trust account qualifying assets with an aggregate fair market value at least equal to the reinsurance obligations owed by AHL to Primerica Life under the 90% coinsurance agreement. An unaffiliated third-party trustee will administer the trust accounts solely for the benefit of NBLIC. The trust will comply with New York statutory credit for reinsurance requirements and will be governed by New York law.

The remaining material terms of the NBLIC trust agreement will be substantially similar to those of the 80% coinsurance trust agreement for Primerica Life discussed above.

Over-Collateralization of the Trust

In connection with the 90% coinsurance agreement between NBLIC and AHL, AHL will agree that on any determination date as provided for in the 90% coinsurance agreement, if the aggregate amount of assets in the trust account do not have a fair market value at least equal to 115% of AHL’s obligations to NBLIC under the 90% coinsurance agreement, AHL will be required to deposit additional qualifying assets in order to maintain the aggregate fair market value of the trust account assets at such amount.

Primerica Life Canada Reinsurance Transaction

Primerica Life Canada Coinsurance Agreement

Prior to the completion of this offering, Primerica Life Canada, as ceding insurer, will enter into an 80% coinsurance agreement with Financial Reassurance Company 2010 Ltd. Under this agreement, Primerica Life Canada will cede 80% of certain liabilities and benefits associated with its term life insurance policies that were in-force at year-end 2009. Reinsurance premiums paid by Primerica Life Canada to Financial Reassurance Company 2010 Ltd. will be net of premiums paid on their current YRT reinsurance placed with third-party reinsurers. In connection with the block of business that Primerica Life Canada will cede to Financial Reassurance Company 2010 Ltd., Financial Reassurance Company 2010 Ltd. will pay to Primerica Life Canada the negative statutory reserve balance, approximately C$33 million. Statutory reserves in Canada are calculated using the Policy Premium Method, or PPM. The reserve under the PPM method is the present value of future expected future cash flows using best estimate assumptions plus a provision for adverse deviations. Since the total present value of future premiums exceeds the present value of future benefits and expenses, using best estimate assumptions that include provisions for adverse deviations, the reserve is negative.

Financial Reassurance Company 2010 Ltd. will establish monthly settlement procedures by which Primerica Life Canada and Financial Reassurance Company 2010 Ltd. will settle amounts due to each other, including reimbursing Primerica Life Canada for claims under the term life insurance business covered by such agreement. Financial Reassurance Company 2010 Ltd. is also obligated to pay Primerica Life Canada a monthly expense allowance to reimburse Primerica Life Canada for its expenses in administering the business, including commissions and premium taxes on the reinsured business. In addition, Financial Reassurance Company 2010 Ltd. will pay Primerica Life Canada an initial ceding commission of C$74 million.

The remaining terms of the Primerica Life Canada coinsurance agreement will be substantially similar to those of the 80% coinsurance agreement discussed above. In addition, the parties will also execute a monitoring and reporting agreement between Primerica Life Canada and Financial Reassurance Company 2010 Ltd.

Primerica Life Canada Trust Agreement

To secure the payment by Financial Reassurance Company 2010 Ltd. of its obligations to Primerica Life Canada under the Primerica Life Canada coinsurance agreement, Financial Reassurance Company 2010 Ltd. will be required to maintain in a trust account qualifying assets with an aggregate fair market value at least equal to the greater of the reinsurance obligations owed by Financial Reassurance Company 2010 Ltd. to Primerica Life Canada under the Primerica Life Canada coinsurance agreement or the amount required for Primerica Life Canada to receive full credit for the purposes of its minimum continuing capital and surplus requirements, or MCCSR, according to guidance provided by OSFI. The Superintendent of Financial Institutions (Canada) will be a party to the trust agreement. An unaffiliated third-party trustee will administer the trust accounts solely for the benefit of Primerica Life Canada. The trust will enable Primerica Life Canada to comply with the MCCSR under Canadian reinsurance requirements.

The remaining material terms of the Primerica Life Canada trust agreement will be substantially similar to those of the 80% coinsurance trust agreement for Primerica Life discussed above.

Securities Issuance and Citi Note

As consideration for the businesses transferred to us by Citi prior to the completion of this offering, we will issue to Citi 74,999,900 shares of our common stock, warrants to purchase approximately 4,302,748 shares of our common stock and the $300 million Citi note. Please see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Concurrent Private Sale — Warrants” for a description of these securities.

Agreements with Citi Lenders

Our sales representatives in the United States sell mortgage products of CTB through Primerica Mortgages, our wholly owned mortgage broker. In March 2010, Primerica Mortgages entered into a new loan brokerage agreement with CTB and CitiMortgage, Inc., pursuant to which, beginning in March 2010, we will sell conforming first mortgage refinancing loans of CTB. After September 2010, CTB has the right to transition all or a portion of the processing, underwriting and funding of these loans to its affiliate, CitiMortgage, Inc. provided that it has secured any necessary licensing in California. We have agreed that CTB and CitiMortgage, Inc. will be the exclusive providers of our mortgage loan products in the United States through March 2012, at which time either we or the lender may terminate this arrangement. Our sales representatives in Canada currently refer clients to buy mortgage loans from Citicorp Home Mortgage, a division of CitiFinancial Canada, Inc., but commencing in April 2010 will refer mortgage loan clients to AGF Trust Company, which is not affiliated with Citi. Our sales representatives in the United States sell unsecured loans of Citibank and, in California, CTB. Our current Citi unsecured lenders are not obligated, and have made no commitment, to continue serving as our unsecured lenders after our agreements with them expire on December 31, 2010. Please see the section entitled “Business — Other Distributed Products — Loan Products.”

Other Agreements with Citi

We have, and intend to maintain, certain standard customer agreements with Citi for automated clearing house and other electronic bill payment and cash account services, as well as cash accounts with various Citi entities. Additionally, we will continue to provide printing, warehousing and related services to various Citi entities. We will continue to provide policy administration, administrative services and related services to certain Citi-affiliated businesses in Ireland. These arrangements can be terminated by either us or Citi on terms to be mutually agreed between the parties.

Intercompany Agreement

Indemnification.    The intercompany agreement will provide that we will indemnify Citi and its officers, directors, employees and agents against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	any breach by us of the intercompany agreement or any other agreement with Citi;

•	the ownership or the operation of our assets or properties, and the operation or conduct of our business, prior to or following this offering;

•	any other activities we engage in;

•	any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Citi provided to any parties with respect to any of our actual or contingent obligations;

•	for any claim by our employees, former employees or sales representatives relating to the conversion of outstanding Citi equity-based awards; and

•	any communication by us to any of our employees with respect to certain employee benefits matters.

In addition, we will agree to indemnify Citi and its officers, directors, employees and agents against losses, including liabilities under the Securities Act, relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that we file under the Securities Act, other than misstatements or omissions made in reliance on information relating to and furnished by Citi for use in the preparation of that registration statement, against which Citi will agree to indemnify us.

However, we will not be required to indemnify any such persons with respect to any action brought by Warburg Pincus against Citi for indemnification under the securities purchase agreement.

Citi will also agree to indemnify us and our officers, directors, employees and agents against losses arising out of third-party claims (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from:

•	any breach by Citi of the intercompany agreement or any other agreement with us;

•	the ownership or the operation of Citi’s assets or properties, including the assets and liabilities transferred to Citi and the operation or conduct of Citi’s business, in each case excluding us;

•	any other activities Citi engages in, excluding our activities;

•	use of certain software prior to the date on which Citi ceases to own shares of our common stock representing 50% or more of our outstanding voting securities; and

•

claims related to our adherence to certain Citi employment policies prior to the date on which Citi ceases to own shares of our common stock representing 50% or more of our outstanding voting securities.

We and Citi will agree that none of the foregoing indemnification provisions in the intercompany agreement will alter or mitigate any rights of our or Citi’s officers or directors to indemnification under our or Citi’s organizational documents or any other agreement.

Financial Information.    We will agree that for so long as Citi beneficially owns at least 5% of our outstanding common stock, we will provide Citi with:

•	SEC reports and notices to stockholders; and

•	the right to inspect our books and records.

We will agree that, for so long as Citi beneficially owns at least 20% of our outstanding common stock, or is required to account for its investment in us under the equity method of accounting, in addition to the items mentioned above, we will provide Citi with copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss those budget projections.

In the event that Citi beneficially owns at least 50% of our outstanding common stock, or is required to account for its investment in us on a consolidated basis, in addition to the items mentioned above, we will provide Citi with:

•	final forms of quarterly and annual financial statements and other reports and documents we intend to file with the SEC prior to those filings;

•	notice of changes in our accounting estimates or discretionary accounting principles and, in some cases, refrain from making those changes without Citi’s prior consent;

•	a quarterly representation of our chief financial or accounting officer as to the accuracy and completeness of our financial records;

•	detailed monthly financial statements;

•	copies of correspondence with our accountants; and

•	such materials and information as required by Citi in connection with any of its public filings.

In addition, we will agree that for so long as Citi is deemed to control us for bank regulatory purposes, we will provide Citi with such information or documents as Citi may deem necessary or advisable to monitor and ensure its compliance with the BHC Act or any other applicable bank regulatory law, rule, regulation, guidance, order or directive.

Reimbursement Arrangements.    Subject to certain exceptions, Citi will agree to pay substantially all of the costs and expenses incurred in connection with this offering and the Transactions.

Equity Purchase Rights.    We will agree that, to the extent permitted by the national securities exchange upon which our common stock is then listed and, so long as is necessary for Citi to continue to account for its investment in us using the equity method of accounting, Citi may purchase its pro rata share, based on its then current percentage equity interest in us, of any voting equity security issued by us, excluding any securities offered under employee stock options or other benefit plans, dividend reinvestment plans, other offerings other than for cash and any securities issued in connection with third-party transactions otherwise permitted by the intercompany agreement to be consummated without the consent of Citi.

Citi Stock Awards.    Certain restricted stock awards held by our employees under the Citi Stock Award Program and restricted stock awards held by our sales representatives under the Citi Capital Accumulation Program for PFS Representatives will be converted into similar awards under our incentive plans to be adopted in connection with this offering. These awards will be converted into awards relating to our shares with a value equal to the value of the Citi awards immediately prior to the conversion (based upon the initial public offering price and Citi’s stock price for the three trading days prior to the date of this prospectus) and otherwise subject to the same terms and conditions as prior to the conversion. Other equity-based awards held by our employees and sales representative under Citi’s equity compensation plans will remain awards to acquire Citigroup Inc. common stock, and, at such time as Citi’s ownership in the Company drops below 50%, such awards will be treated as if the holder was involuntarily terminated from Citi.

It is not possible at this time to determine how many shares of our common stock will be subject to substitute awards for Citi awards because the number of shares subject to substituted awards will be dependent on future share price data. However, our stockholders are likely to experience some dilutive impact from the above-described adjustments.

There are 792,825 shares of Citigroup Inc. common stock subject to equity-based awards that will be converted into restricted shares of our common stock in the manner described above held by our employees and sales representatives.

Registration of Stock of Citi Employees.    We will agree to register sales of our common stock owned by employees of Citi pursuant to employee stock or option plans, but only to the extent such registration is required for the shares to be freely tradeable.

Citi Control Rights.    In the event that Citi beneficially owns shares of our common stock entitled to 50% or more of the votes entitled to be cast by the holders of our then outstanding common stock, the prior consent of Citi will be required for:

•	any change in any of our co-Chief Executive Officers, Chief Financial Officer, Chief Operating Officer, General Counsel or President, or other then Named Executive Officers; and

•

the nomination or removal of members of the board or any committee of the board, the establishment of any committee of the board and the filling of newly created memberships and vacancies on the board or any committees of the board.

We will agree with Citi that until such time when Citi ceases to beneficially own shares of our common stock entitled to 20% or more of the votes entitled to be cast by the holders of our then outstanding common stock, the prior consent of Citi will be required for:

•

any consolidation or merger of us or any of our subsidiaries with any person (other than any of our subsidiaries), other than to acquire 100% of the equity ownership of another entity or to dispose of 100% of the equity ownership of one of our subsidiaries, in each case, involving consideration not to exceed $50 million;

•

any sale, lease, exchange or other disposition or any acquisition or investment by us or any series of related dispositions, acquisitions or investments, involving consideration in excess of $50 million (other than transactions between us and our subsidiaries);

•	any change in our authorized capital stock or creation of any class or series of our capital stock;

•

the issuance or sale by us or one of our subsidiaries of any equity securities or equity derivative securities, or the adoption of any equity incentive plan (other than a plan adopted in the ordinary course of business), except:

•	the issuance of shares by one of our subsidiaries to us or another of our subsidiaries;

•	in connection with any transactions concurrent with this offering;

•	pursuant to a director, employee and sales representative stock incentive award granted in the ordinary course of business;

•	in connection with consolidations, mergers, acquisitions, investments or dispositions for which Citi’s consent is not required as contemplated above; or

•	if our board determines that we need to raise common equity capital for certain specified purposes so long as Citi has the right to participate in the equity sale;

•	our dissolution;

•	the amendment of various provisions of our certificate of incorporation and bylaws;

•	the declaration or payment of dividends on any class of our capital stock, except for pro rata dividends on shares of our common stock or mandatory dividends on shares of preferred stock;

•	any change in the number of directors on our board of directors; and

•

transactions with our affiliates, other than Citi, involving consideration in excess of $5 million, other than transactions on terms substantially the same as or more favorable to us than those that would be available from an unaffiliated third party and other than transactions between or among any of our subsidiaries.

Non-Solicitation and Non-Hire.    We will agree with Citi that, for a period of two years following the completion of this offering, neither of us will solicit or hire any of each other’s employees with total base salary plus bonus of $200,000 or more, without the consent of the other party. Citi will agree that, for a period of two years following the completion of this offering, Citi will not intentionally engage in a targeted solicitation of our sales representatives.

Non-Competition.    Until the earlier of 36 months following the completion of this offering or such time as Citi no longer owns 20% of our outstanding common stock, Citi will agree not to compete with us by engaging in direct sales by independent sales representatives of term life insurance products in the United States and Canada. This non-competition agreement will be subject to certain customary exceptions, including in respect of minority investments and certain mergers and acquisitions transactions.

Customer Lists.    We will agree with Citi that, following the completion of this offering, Citi will not intentionally use any Prime Re customer list or database for purposes of marketing any products or services to those customers. We will agree with Citi that, following the completion of this offering, if we reasonably believe that Citi is using any of our customer lists or customer databases for marketing purposes and we notify Citi of such use, both parties will use good faith efforts to conduct an investigation and take corrective action, if appropriate.

Right of First Offer.    We will agree with Citi that, for a period of two years following this offering, Citi will have the right of first offer to provide us, on a non-exclusive basis, any financial or advisory service it does not currently provide us, at prevailing market rates, terms and conditions at the time of the offer, including investment banking and underwriting services. Citi will not have a right of first offer to provide us financial or advisory services if Citi does not provide such services to third parties in the ordinary course, or otherwise with such frequency as is customary in the market for such services, or if we make a good faith determination that Citi is unable to provide the services with an equal or greater level of quality as a third party could provide.

Mutual Litigation and Settlement Cooperation.    We and Citi will agree to include each other in the settlement, and cooperate with each other in the defense, of threatened or filed third party actions against either of us which involves the other party.

Compliance with Law.    We will agree that so long as Citi is deemed to control us for bank regulatory purposes, without the written consent of Citi, we will not take any action or fail to take any action that we know, or reasonably should have known, would result in Citi being in non-compliance with the BHC Act or any other bank regulatory law, rule, regulation, guidance, order or directive and will correct such action or inaction taken unknowingly. If we and Citi disagree as to whether any such action or inaction by us would result in Citi being in non-compliance with the BHC Act or any other bank regulatory law, rule, regulation, guidance, order or directive, we and Citi will agree to resolve such disagreement in accordance with mutually agreed upon procedures.

Our Policies and Procedures.    We will agree with Citi that at such time as Citi ceases to beneficially own at least 50% of the voting power of our outstanding common stock, we will be permitted to develop our own internal policies and procedures, including compliance-related policies and procedures, so long as such policies and procedures or compliance therewith would not cause Citi to be in non-compliance with the BHC Act or any other applicable law, rule, regulation, guidance, order or directive. If we and Citi disagree as to whether any such policy or procedure developed by us or the following of such policy or procedure would cause Citi to be in non-compliance with the BHC Act or any other applicable law, rule, regulation, guidance, order or directive, we and Citi will agree to resolve such disagreement in accordance with mutually agreed upon procedures.

Dispute Resolution.    The intercompany agreement will contain provisions that govern, except as provided in any other intercompany agreement, the resolution of disputes, controversies or claims that may arise between us and Citi. The intercompany agreement will generally provide that the parties will attempt in good faith to negotiate a resolution of disputes arising in connection with the intercompany agreement without resorting to arbitration. If these efforts are not successful, the dispute will be submitted to binding arbitration in accordance with the terms of the intercompany agreement, which will provide for the selection of a three-arbitrator panel and the conduct of the arbitration hearing, including limitations on the discovery rights of the parties. Except in certain very limited situations such as procedural irregularities or absence of due process, arbitral awards are generally final and non-appealable, even if they contain mistakes of law.

Further Actions and Assurances.    We will agree with Citi that, at any time after the date of the intercompany agreement, the parties will take all reasonable action to ensure that any assets, properties, liabilities or obligations related to our business that were not properly identified as ours and transferred to us prior to the consummation of this offering will be promptly transferred to us by Citi, and conversely, any assets, properties, liabilities or obligations not related to our business that were not properly identified as Citi’s and were transferred to us prior to the consummation of this offering will be promptly transferred to Citi by us.

Intellectual Property.    Pursuant to the intercompany agreement, Citi will assign the software licenses, hardware and domain names relating exclusively to Primerica to us, subject to third-party consent rights. Citi will also license to us certain Citi proprietary software that we use in our business. We may license certain of our trademarks to Citi to the extent necessary for Citi to comply with existing third-party arrangements and meet other business requirements.

Real Property

We will work together with Citi to determine the arrangements with regard to our current sublease for our NBLIC operations in Long Island City, New York, going forward. We will either continue to sublease from Citi or assign/sub-sublease the premises depending on our future business needs.

Registration Rights Agreement with Citi and Warburg Pincus

We will enter into a registration rights agreement with Warburg Pincus and Citi pursuant to which we will grant to Warburg Pincus and Citi certain demand and piggyback registration rights with respect to the shares of common stock owned by them. Warburg Pincus and Citi will have so-called “piggyback” registration rights, which means that Warburg Pincus and Citi may include their shares of our common stock in any future registration of our common stock, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders (subject to certain cut-backs in priority for underwritten offerings upon the recommendation of the underwriters thereof). The registration rights agreement will also provide that Warburg Pincus or Citi can require us to file registration statements with the SEC for the public resale of shares of our common stock owned by Warburg Pincus and Citi after the concurrent private sale, so called “demand” registration rights. The inclusion of shares in any demand registration is subject to cut-backs in priority for underwritten offerings upon the recommendation of the underwriters thereof. Neither Warburg Pincus nor Citi will have the right to require a demand registration, unless it proposes to sell at least 5% of our outstanding common stock in such offering, or such offering represents all of its remaining shares of our common stock that are subject to registration rights agreements. Warburg Pincus and Citi will otherwise have the right to require us to file a shelf registration statement to permit the public resale of shares of our common stock held by them from time to time. These registration rights are transferable by Warburg Pincus and Citi. We will have the right to sell up to 50% of the total number of shares to be included in any demand registration if our board of directors determines that we need to raise common equity capital in the public capital markets to either (i) make a capital contribution to one of our insurance subsidiaries as requested by the principal regulator for such insurance subsidiary or to maintain the financial strength rating of such insurance subsidiary, (ii) deleverage to address potential financial covenant defaults under any material debt agreement, or (iii) use the proceeds thereof to repay the Citi note.

We will agree to pay all costs and expenses in connection with each such registration, except underwriting fees, discounts and commissions applicable to the shares of common stock to be sold by Warburg Pincus or Citi and except for any costs and expenses of any insurance regulatory filings resulting from such sale. The registration rights agreement will contain customary terms and provisions with respect to, among other things, registration procedures, including with respect to cooperation of management, timing of filings of registration statements and amendments, notifications regarding necessary changes to registration statements, entering into underwriting agreements and securities exchange listings. The registration rights agreement will also provide for customary indemnification by us of Warburg Pincus and Citi in connection with third party claims that arise out of untrue statements of material fact contained in any registration statement or prospectus filed pursuant to such agreement or omissions to state in such registration statement or prospectus a material fact required to be stated in such registration statement or prospectus or necessary to make the statements in such registration statement or prospectus not misleading.

Transition Services Agreement

We will enter into a transition services agreement with Citi for the provision and receipt of certain corporate, administrative and other existing shared services to take effect as of the date of this offering. Although we will provide two services to Citi, Citi will provide us with the majority of the services contemplated under the transition services agreement, which include procurement, information technology, audit, branding and marketing, compliance, finance, human resources, legal, security, insurance, printing and distribution and payment processing services. In general, any costs incurred by either Citi or us, as a provider, in connection with the provision of a transition service will be charged to the party receiving such transition service. Each party will have the right to conduct audits related to the transition services provided by the other party.

Except for employee benefits and human resource related services, the initial term of the transition services agreement will be 18 months, and such term may be extended for up to an additional six months under certain circumstances. Certain other services may continue for a longer period as necessary to ensure compliance by Citi with applicable law or to allow us to continue to receive products or services pursuant to certain agreements between Citi and a third party. Employee benefits and human resource related services will generally continue until July 1, 2010, although we may request for services to continue through December 31, 2010. In addition, except to the extent outstanding equity awards are converted to awards to acquire our common stock as described above in “— Intercompany Agreement — Citi Stock Awards,” our employees and sales representatives will continue to hold equity awards to acquire common stock of Citigroup Inc. until such time as Citi’s ownership in the Company is reduced below 50%, at which time our employees will generally be treated as involuntarily terminating employment from Citi. Either party may terminate the transition services agreement if the other party materially breaches the agreement or becomes insolvent, the performance of the services is rendered impossible due to circumstances beyond the other party’s control, or such termination is required by governmental authorities. In addition, either party receiving a service may terminate any service upon 60 days’ prior written notice, except that we may not terminate certain services where doing so would cause Citi to be in non-compliance with the BHC Act or any other bank regulatory law, rule, regulation, guidance, order or directive.

Each party will indemnify the other for any losses arising from a third-party claim which results from (a) such party’s material breach of the transition services agreement or (b) the services provided by such party infringing a third party’s intellectual property. Subject to certain exceptions, (a) Citi’s liability will be capped at the fees payable by us during the first 12 months of the term of the transition services agreement and (b) our liability will be capped at the greater of (i) the fees payable by Citi during the first 12 months of the transition services agreement and (ii) $600,000.

We intend to develop our own internal capabilities in the future in order to reduce our reliance on Citi for the services Citi will provide under the transition services agreement.

Tax Separation Agreement

In connection with this offering, we and Citi will enter into a tax separation agreement that will govern certain tax-related matters. Under the tax separation agreement, Citi generally will indemnify us against liability for any tax relating to a pre-closing period not attributable to our group, all consolidated and combined federal and state income taxes and certain Canadian taxes for pre-closing periods attributable to our group, and any taxes for pre-closing periods resulting from the section 338 elections and the various related restructuring transactions implemented in connection with the separation transaction. We generally will indemnify Citi against any liability for all other taxes attributable to us. We will have the right to be notified of and informed about tax matters for which we are financially responsible under the terms of the tax separation agreement. The tax separation agreement will further provide for cooperation between Citi and us with respect to tax matters, the exchange of information and the retention of certain tax-related records.

Long-term Services Agreement

We will enter into a long-term services agreement with Citi for the provision of services to certain Citi businesses in Ireland, the United Kingdom and Spain, to take effect upon the completion of this offering. We will provide such Citi businesses with analytical, information technology and data center services in connection with certain insurance policies administered by such businesses. In general, we will charge such Citi businesses a monthly fee for such services, and such Citi businesses will reimburse us for certain other costs incurred by us in connection with the provision of such services.

The long-term services agreement will continue until such time as no such insurance policies remain in force at such Citi businesses. Citi may terminate the agreement upon prior written notice. We may terminate the agreement upon prior written notice under certain circumstances and in the event of any change of control of the Citi businesses. In addition, either party may terminate the agreement in the event of a material uncured breach by the other party, if the other party becomes insolvent or if the performance of the services is rendered impossible due to circumstances beyond the other party’s control. We are required to provide certain migration services to the Citi businesses upon termination of the long-term services agreement.

The Citi businesses will indemnify us for any losses arising from a third-party claim which results from their material breach of the agreement. We will indemnify the Citi businesses for any losses arising from a third- party claim which results from (a) our material breach of the agreement or (b) the services provided by us infringing a third party’s intellectual property. Subject to certain exceptions, each party’s liability for any claim during a contract year will be capped at the fees payable by the Citi businesses during such year.

Relationships with Morgan Stanley Smith Barney

We intend to enter into agreements with Morgan Stanley Smith Barney, LLC to provide administrative services relating to our equity incentive and stock purchase plans.

Review and Approval of Transactions with Related Persons

Future transactions with related persons will be reviewed and approved by our Audit Committee.

Relationship with Citi Prior to This Offering

The table below details revenue (expense) recognized in connection with various intercompany arrangements:

	Year ended December 31,
	2009	2008	2007
	(in millions)
Arrangements related to loans	$29.7	$75.2	$97.6
Arrangements related to investment and savings products	(6.6)	(7.0)	(6.5)
Arrangements related to AHL	(0.1)	(0.1)	(0.1)
Arrangements related to 401(k) distribution	—	0.4	0.9
Arrangements related to invested asset advising services	*	(0.1)	(0.9)
Arrangements related to European affiliates	0.4	0.6	1.0
Arrangements related to global corporate services	(14.0)	(13.0)	(9.8)
Interest income from credit arrangements	—	0.1	0.1
Arrangements related to real estate	(0.9)	(0.9)	(0.8)
Arrangements related to benefits and compensation	(25.9)	(27.8)	(31.0)
Other arrangements, net	2.5	4.6	6.5

Net (expense) revenue	$(14.9)	$32.0	$57.0

*	Less than $50,000

Set forth below is a summary of our transactions with Citi reflected in the table above:

Arrangements Related to Loans.     Our sales representatives in the United States sell mortgage products of CTB through Primerica Mortgages, our wholly owned mortgage broker, and also sell unsecured loans of Citibank. Our sales representatives in Canada have referred mortgage loan clients to Citicorp Home Mortgage, a division of CitiFinancial Canada, Inc. Our Canadian entities also licensed certain trademarks to CitiFinancial Canada. We also previously sold certain other loan products originated by Citi entities. The fees and commissions received by us for the sale of these loans were $29.7 million, $75.2 million and $97.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Arrangements Related to Investment and Savings Products.    Prior to this offering, Citi has handled telephone inquiries from Primerica clients and sales representatives for PSS mutual fund client accounts. Citi has also performed a regulatory review of sales literature and a due diligence review of mutual funds that we sell. For these services, we made payments to Citi of $6.6 million, $7.0 million and $6.5 million for the years ended December 31, 2009, 2008 and 2007 respectively.

Arrangements Related to AHL.    Prior to this offering, we wrote life and credit accident and health insurance policies in New York through NBLIC for the benefit of AHL, a wholly owned subsidiary of Citi to whom we pay a fee for administering the policies underwritten. Additionally, in 2005, NBLIC assumed an entire closed block of business (originally reinsured by AHL) under a coinsurance arrangement with First Citicorp Life Insurance Company, also a wholly owned subsidiary of Citi. Because AHL administers this block of business for us, we pay it a fee. In 2005 we and AHL entered into a stop-loss treaty with respect to both blocks of business for which we pay a fee to AHL. The fees paid to Citi for these arrangements were $0.1 million for each of the years ended December 31, 2009, 2008 and 2007.

Arrangements Related to 401(k) Distribution.    Prior to this offering, we referred clients to Citi for 401(k) related services such as investment advice, plan administration and recordkeeping and custodial services for plan sponsors to assist them with their plans that have been established with investments and savings products sold by our sales force. No fees or commissions were received by us for these arrangements for the year ended December 31, 2009. The fees and commissions received by us for these arrangements were $0.4 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively.

Arrangements Related to Invested Asset Advising Services.    Prior to this offering, Citi provided us with advisory services related to certain investments in mezzanine debt securities through a program established by Citi. We recorded credits of approximately $12,000 and $0.1 million as a result of releasing accruals that did not have to be paid because preset thresholds were not met during the years ended December 31, 2009 and 2008. The fees and commissions paid by us for these services were $0.9 million for the year ended December 31, 2007.

Prior to this offering we purchased and sold securities through Citi’s broker-dealer subsidiaries in the ordinary course of business. No separate commissions were paid to Citi as Citi’s compensation was included in the cost of the securities transactions.

Arrangements Related to European Affiliates.    Citi subsidiaries in Ireland, Spain and the United Kingdom formerly sold financial products similar to those that we sell. Prior to this offering, we provided agency support, accounting, budgeting, website support, policy administration and related services to these Citi subsidiaries. Pursuant to a cost sharing agreement, costs for these services were charged based on costs incurred by us or were allocated by headcount. Payments to us for these services were $0.4 million, $0.6 million and $1.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Arrangements Related to Global Corporate Services.    Prior to this offering, we received various services provided by Citi for which we incurred intercompany charges (which, to the extent the service or payment continues, we anticipate such service or payment will be provided for in the transition services agreement), including:

•	corporate tax services related to the preparation of periodic filings and tax planning assistance;

•	legal, compliance and government relations services;

•	internal audit and control services;

•	human resource, including payroll and support services;

•	technology services and support;

•	participation in various Citi insurance policies, including directors & officers, workers’ compensation, global property and casualty;

•	finance and risk management;

•	branding services and franchise marketing;

•	product innovation services; and

•	corporate affairs and community relations.

Our expenses for these services were $14.0 million, $13.0 million and $9.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Credit Arrangements.    We have borrowing arrangements with Citi under which we may loan or borrow funds for general corporate purposes and certain operating expenses. We had a net payable of $0.3 million as of both December 31, 2009 and 2008 and $0.8 million as of December 31, 2007. We earned interest income on these arrangements of $0.1 million for each of the years ended December 31, 2008 and 2007.

Arrangements Related to Real Estate.    Since September 1, 2009, we have sublet from Citi approximately 31,700 square feet of office space in Long Island City, New York, under a five-year sublease that is due to expire on

August 31, 2014. Previously, we leased from Citi approximately 53,000 square feet of office space in New York, New York, under a 15-year lease that was due to expire on November 30, 2010 but was terminated by Citi as of September 2009. In connection with these lease arrangements, we pay Citi for realty related charges. We paid Citi $0.9 million, $0.9 million, and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Arrangements Related to Benefits and Compensation.    Prior to this offering, our employees participated in Citi’s employee benefits plans, including retirement programs, medical benefits and incentive compensation plans.

We have been a participating subsidiary in the Citi Pension Plan, a qualified, noncontributory defined benefit pension plan. The Citi pension plan was closed to new participants on December 31, 2006, and ceased cash balance accruals for all participants on December 31, 2007. We have also been a participating subsidiary in the Citi 401(k) Plan, a qualified, contributory defined contribution pension plan with a company matching contribution. Citi also provided services to us related to our employee benefits programs, including payroll processing, insurance plans, 401(k) and pension plan. We paid for the funding and administration of our employee benefit programs via a fringe pool charge through which the amounts for our employees are paid to Citi. The aggregate cost to us for the funding of, and services related to, these programs was $20.1 million, $21.0 million and $16.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Prior to 2008, Citi granted options to purchase shares of its common stock to our officers and employees. We incurred expenses under this plan of 0.2 million, $0.1 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We have also been a participating subsidiary in Citi’s equity compensation programs, including CAP discussed in the “General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table.” Under this plan, Citi’s restricted stock is issued to participating officers, key employees and certain sales representatives. Unearned compensation expense associated with the Citi restricted and deferred stock grants issued under CAP, which represents the market value of Citigroup Inc.’s common stock at the date of grant, and the remaining unamortized portion of our previous plan shares, is included with other assets in the combined balance sheet and is recognized as a charge to income ratably over the vesting period. We incurred expenses under this plan of $5.2 million, $5.8 million and $11.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We participated in a Citigroup Ownership Program sponsored by Citi. We incurred expenses under this plan of $0.5 million, $0.9 million and $1.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We participated in the Management Committee Long-Term Incentive Plan sponsored by Citi. Awards granted under this plan were canceled in September 2009. For the year ended December 31, 2009, the Company recognized a $0.2 million credit as a result of the cancellation. For the years ended December 31, 2008 and 2007, we incurred expenses of $0.3 million and $0.2 million, respectively.

Other Arrangements.    We provide printing, shipping and warehousing of printed materials to Citi-affiliated entities. Payments to us for such services were $3.3 million, $5.4 million and $7.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We paid banking fees for services, including cash management, automated clearing house, funds transfer and lockbox services, to Citibank of $0.9 million for each of the years ended December 31, 2009, 2008 and 2007.

We provide software to Citibank for escheatment processing services for which Citibank pays a fee to us. Payments to us were $0.2 million for each of the years ended December 31, 2009, 2008 and 2007. We also outsource escheatment processing services to Citibank for which we pay a fee to Citibank. Amounts paid by us were $0.1 million for each of the years ended December 31, 2009, 2008 and 2007.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and bylaws. Copies of the forms of our amended and restated certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part. The provisions of our certificate of incorporation and bylaws and relevant sections of the Delaware General Corporation Law, or the DGCL, are summarized below. The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and is subject to the applicable provisions of the DGCL.

Capital Stock

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, comprised of a series of voting common stock and a series of non-voting common stock, and 10,000,000 shares of preferred stock, par value $0.01 per share. Upon the completion of this offering, we will have 75,000,000 shares of voting common stock outstanding and no shares of non-voting common stock or preferred stock outstanding.

Common Stock.    Holders of our voting common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of our non-voting common stock will not be entitled to vote on any matter, except as required by law or to amend, alter or repeal the provisions of the certificate of incorporation providing for the preferences, limitations and rights of the non-voting common stock. Holders of our voting common stock and non-voting common stock rank equally with respect to payment of dividends, as may be declared by our board of directors out of funds legally available for the payment of those dividends. Upon the liquidation, dissolution or winding up of our company, the holders of our voting common stock and non-voting common stock will rank equally and will be entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our voting common stock and non-voting common stock will have no preemptive, subscription or redemption rights. The outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock.    Our board of directors will have the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws, and of Delaware Law

The rights of our stockholders and related matters are governed by the DGCL, our certificate of incorporation and bylaws, certain provisions of which may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of our incumbent officers or directors. These provisions may also adversely affect prevailing market prices for our common stock. However, we believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. Messrs. Addison and McCullough will serve as class I directors whose terms expire at the 2011 annual meeting of stockholders. Messrs. Williams and Zilberman will serve as class II directors whose terms expire at the 2012 annual meeting of stockholders. Messrs. Martin and Mason will serve as class III directors whose terms expire at the 2013 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2011, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned by the board of directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

In the event that Citi owns a majority of our outstanding common stock, the board of directors may be elected, removed or replaced at any time either with or without cause by Citi, subject to Citi’s obligation, for so long as Warburg Pincus’ Investor Ownership Percentage is at least 7.5%, to vote for Warburg Pincus’ nominees to our board of directors pursuant to the securities purchase agreement. Please see the section entitled “Concurrent Private Sale — Board Rights.” In the event that Citi owns a majority of our outstanding shares of common stock, any amendment to the provisions of the certificate of incorporation described in this paragraph will require the affirmative vote of at least 80% of the votes entitled to be cast on such matter.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation will permit stockholders to take action by the written consent of holders of all of our shares (or, in the event that Citi owns shares entitled to cast a majority of the votes entitled to be cast in the election of directors, holders of not less than a majority of the votes entitled to be cast) in lieu of an annual or special meeting. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with our bylaws. In the event that Citi owns a majority of our common stock, any amendment to the provisions of the certificate of incorporation described in this paragraph will require the affirmative vote of at least 80% of the votes entitled to be cast on such matter.

Our bylaws will provide that special meetings of stockholders may only be called by:

•	the chairman of the board,

•	either of the co-chief executive officers,

•

by request in writing of the board of directors or of a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or

•	the holders of a majority of the outstanding shares of our common stock, in the event that Citi continues to own such a majority.

Advance Notice Requirements for Stockholder Proposals Related to Director Nominations

Our bylaws will contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures will provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The procedure for stockholder nominations for the 2011 annual meeting will be governed by this proviso. Stockholder nominations for the election of directors at a special meeting at which directors are elected must be received by our corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholders’ notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice and to the beneficial owner, if any, on whose behalf the nomination is being made, including:

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination;

•	information as to derivatives, swaps, options, short positions, stock borrowing or lending and transactions or arrangements that increase or decrease voting power or pecuniary interest;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for election of directors pursuant to the Exchange Act.

and, as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence address, and the principal occupation and employment of the person;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by the person;

•	information as to derivatives, swaps, options, short positions, stock borrowing or lending and transactions or arrangements that increase or decrease voting power or pecuniary interest; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for election of directors pursuant to the Exchange Act.

The stockholder providing the notice is required to update and supplement such notice as of the record date of the meeting.

Notwithstanding the foregoing, in the event that Citi owns a majority of the outstanding shares of our common stock, Citi will have the power to elect, remove and replace any or all of our directors, with or without cause, at any time. However, for so long as Warburg Pincus’ Investor Ownership Percentage is at least 7.5%, Citi will be obligated to vote for Warburg Pincus’ nominees to our board of directors pursuant to the securities purchase agreement. Please see the section entitled “Concurrent Private Sale—Board Rights.”

Advance Notice Requirements for Other Stockholder Proposals

Our bylaws will contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, will mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary. In the case of a special meeting, notice of other stockholder proposals must be received by our corporate secretary not less than 90 days prior to the date that meeting is proposed to be held.

A stockholders’ notice to our corporate secretary must be in proper written form and must set forth, as to each matter that the stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder and of the beneficial owner, if any;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder or by the beneficial owner, if any;

•

a description of all arrangements or understandings between that stockholder or any beneficial owner and any other person in connection with the proposal of that business and any material interest of that stockholder in that business;

•	information as to derivatives, swaps, options, short positions, stock borrowing or lending and transactions or arrangements that increase or decrease voting power or pecuniary interest;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for the proposed business to be brought by such stockholder pursuant to the Exchange Act.

The stockholder providing the notice is required to update and supplement such notice as of the record date of the meeting.

Anti-Takeover Legislation

As a Delaware corporation, we will be subject to the restrictions under Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of ay least 66 2/3% of the outstanding voting stock which is not wholly owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, following this offering and subject to certain restrictions, we may elect to “opt out” of Section 203 by an amendment to our certificate of incorporation or bylaws. In the securities purchase agreement, we have agreed to take all action necessary so that the limitations on business combinations prescribed by Section 203 of the DGCL are not applicable to Warburg Pincus or any permitted transferee that receives at least 10% of our outstanding common stock.

Undesignated Preferred Stock

The authority possessed by our board of directors to issue preferred stock with voting or other rights or preferences could be potentially used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The provision in our certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Insurance Regulations Concerning Change of Control

Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company or insurance holding company that is domiciled or, in some cases, having such substantial business that it is deemed to be commercially domiciled in that state. Moreover, under Canadian federal insurance law, the consent of the Minister of Finance is required in order for anyone to acquire direct or indirect control, including control in fact, of an insurance company, or to acquire, directly or through any controlled entity or entities, a significant interest (i.e., more than 10%) of any class of its shares.

Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors

In order to address potential conflicts of interest between us and Citi, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve Citi and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Citi. In general, these provisions recognize that we and Citi may engage in the same or similar business activities and lines of business (subject to the provisions of the intercompany agreement), have an interest in the same areas of corporate opportunities and that we and Citi will continue to have contractual and business relations with each other, including officers and directors of Citi serving as our directors.

Our certificate of incorporation will provide that, subject to any contractual provision to the contrary, Citi will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our clients; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither Citi nor any officer or director of Citi, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our certificate of incorporation will provide that Citi is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Citi and us, and Citi will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Citi pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of Citi learns of a potential transaction or matter that may be a corporate opportunity for both us and Citi, the certificate of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of Citi’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our certificate of incorporation; and

•

will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation,

if he or she acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity offered to any of our officers who is also a director but not an officer of Citi will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of Citi, in which case that opportunity will belong to Citi;

•

a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of Citi will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to Citi; and

•

a corporate opportunity offered to any of our officers who is also an officer of Citi will belong to Citi, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of the certificate of incorporation, “corporate opportunities” will include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Citi or its officers or directors will be brought into conflict with our self-interest. After such time that Citi ceases to own 20% of our common stock, the provisions of the certificate of incorporation described in this paragraph shall become inoperative. Thereafter, the approval or allocation of corporate opportunities would depend on the facts and circumstances of the particular situation analyzed under the corporate opportunity doctrine. The Delaware courts have found that a director or officer “may not take a business opportunity for his own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the [director or officer] will thereby be placed in a position inimicable to his duties to the corporation.” On the other hand, a director or officer “may take a corporate opportunity if: (1) the opportunity is presented to the director or officer in his individual and not his corporate capacity; (2) the opportunity is not essential to the corporation; (3) the corporation holds no interest or expectancy in the opportunity; and (4) the director or officer has not wrongfully employed the resources of the corporation in pursuing or exploiting the opportunity.” A director or officer may also “present” an opportunity to the board of directors of a corporation to determine whether such opportunity belongs to the corporation and thereby be protected from inference of usurpation of corporate opportunity.

The certificate of incorporation will also provide that no contract, agreement, arrangement or transaction between us and Citi will be void or voidable solely for the reason that Citi is a party to such agreement and Citi:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangements or transaction;

•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of the certificate of incorporation; and

•	will be deemed not to have breached its duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of the certificate of incorporation, if:

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of our common stock then outstanding not owned by Citi or a related entity; or

•	the contract, agreement, arrangement or transaction, judged according to the circumstances at the time of the commitment, is fair to us.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of the certificate of incorporation.

Until the time that Citi ceases to own shares entitled to 20% or more of the votes entitled to be cast by our then outstanding common stock, the affirmative vote of the holders of at least 80% of the votes entitled to be cast will be required to alter, amend or repeal, or adopt any provision inconsistent with the corporate opportunity and interested director provisions described above; however, after Citi no longer owns shares for its own account entitling it to cast at least 20% of the votes entitled to be cast by our then outstanding common stock, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, so long as Citi own shares entitled to 20% of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal.

In addition to these provisions relating to corporate opportunities and interested directors contained in our certificate of incorporation, we will enter into an intercompany agreement with Citi, which will prohibit each party from soliciting or hiring the other party’s employees above certain compensation levels without the consent of such other party and will prohibit Citi, subject to certain customary exceptions, from competing with us by engaging in certain competitive activities for a certain period of time and from intentionally engaging in a targeted solicitation of our sales representatives following the completion of this offering. Citi will also agree that, following the completion of this offering, it will not intentionally use any Prime Re customer list or database for purposes of marketing products or services to those customers. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Intercompany Agreement.”

Certificate of Incorporation Provision Relating to Control by Citi

Our certificate of incorporation will provide that in the event that Citi beneficially own shares of our common stock entitling it to cast 50% or more of the votes entitled to be cast by the holders of our then outstanding common stock, the determination of the members of the board shall be subject to an affirmative vote of a majority of the votes entitled to be cast thereon by the holders of our then outstanding common stock.

In the event that Citi owns shares entitling it to cast 50% or more of the votes entitled to be cast by our then outstanding common stock, the affirmative vote of the holders of at least 80% of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the control provisions described above; however, after Citi no longer owns shares for its own account entitling it to cast at least 50% of the votes entitled to be cast by the holders of our then outstanding common stock, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, in the event that Citi owns shares entitled to at least 50% of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal. However, for so long as Warburg Pincus’ Investor Ownership Percentage is at least 7.5%, Citi will be obligated to vote for Warburg Pincus’ nominees to our board of directors pursuant to the securities purchase agreement. Please see the section entitled “Concurrent Private Sale — Board Rights.”

Provisions Relating to Regulatory Status

The certificate of incorporation will also contain provisions regulating and defining the conduct of our affairs as they may affect Citi and its legal and regulatory status. In general, the certificate of incorporation will provide that, without the written consent of Citi, which will not be unreasonably withheld, conditioned or delayed, we will not take any action that, to our knowledge, would result in:

•

Citi’s being required to obtain the authorization or approval of, or otherwise become subject to any rules, regulations or other legal restrictions of any governmental, administrative or regulatory authority; or

•

any of our directors who is also a director or officer of Citi being ineligible to serve or prohibited from serving as our director or, where such person is a director of Citi, as a director of Citi under applicable law.

The certificate of incorporation will further provide that Citi will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that Citi gives or withholds any such consent for any reason.

Any persons purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have consented to these provisions of the certificate of incorporation.

Until the time that Citi ceases to own shares entitled to 20% or more of the votes entitled to be cast by our then outstanding common stock, the affirmative vote of the holders of at least 80% of the votes entitled to be cast will be required to alter, amend or repeal, or adopt any provision inconsistent with, the provision of the certificate of incorporation described above; however, the provision relating to legal and regulatory status automatically becomes inoperative six months after Citi ceases to own shares entitled to at least 20% of the votes entitled to be cast by our then outstanding common stock relating to shares held for its own account. Accordingly, until such time, so long as Citi own shares entitled to at least 20% of the votes entitled to be cast, it can prevent any alteration, adoption, amendment or repeal of that provision.

The Delaware courts have not conclusively determined the validity or enforceability of provisions similar to the corporate opportunity, interested director and legal and regulatory status provisions that are included in our certificate of incorporation and could rule that some liabilities which those provisions purport to eliminate remain in effect.

Limitation of Liability of Directors

Our certificate of incorporation will provide that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation will also include provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, we intend to enter into indemnification agreements with certain of our directors and officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Listing

We have applied to have our common stock listed on the NYSE under the symbol “PRI”.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock and non-voting common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price prevailing from time to time. We also cannot predict with certainty whether or when Citi will sell its remaining shares of our common stock, although Citi has indicated that it intends to divest its remaining interest in us as soon as is practicable, subject to market and other conditions. In addition, we cannot predict whether or when Warburg Pincus will sell its shares of our common stock, and if either of them does, what effect such sale will have on the prevailing market price of our common stock. The sale of substantial amounts of our common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering and the Transactions, we will have 75,000,000 pro forma shares of common stock. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following completion of this offering and after giving effect to the Transactions, Citi will own between approximately 32% and 46% of our pro forma shares of common stock, and Warburg Pincus will own between approximately 23% and 33% of our pro forma shares of common stock. Shares held by Citi and Warburg Pincus will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below. Citi and Warburg Pincus will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have negative effect on the price of our common stock.

S-8 Registration Statement

We intend to file a registration statement on Form S-8 to register an aggregate of 11,300,000 shares of our common stock reserved for issuance under our equity incentive and stock purchase programs to be adopted in connection with this offering. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described in this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Lock-Up Agreements

We, our officers and directors, and the selling stockholder have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Each person buying shares through the directed share program has agreed to similar lock-up restrictions with respect to those shares for a period of 180 days from the date of this prospectus. In addition, we have agreed with the underwriters to include a provision in our restricted and deferred stock award agreements (other than the shares underlying awards granted to certain of our sales representatives in connection with the converted Citigroup Inc. stock awards) providing that recipients cannot dispose of or hedge any of the shares subject to these awards for a period of 180 days from the date of this prospectus.

We plan to issue shares of our common stock concurrently with this offering as described elsewhere in this prospectus, and we may grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our stock option plans. We may also issue shares of restricted stock pursuant to our stock incentive plan. In addition, we may issue or sell our common stock in connection with an acquisition or business combination, and Citi may privately transfer shares of our common stock, as long as the acquiror of that common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement for the remainder of the 180-day period.

Warburg Pincus has agreed not to sell, pursuant to a public sale, shares of our common stock or warrants acquired in the concurrent private sale or shares of our common stock issued upon exercise of such warrants to purchase our common stock until the earlier of 18 months after the completion of this offering or the reduction of Citi’s beneficial ownership interest in our outstanding common stock to less than 10%. However, Warburg Pincus will be permitted to transfer shares of our common stock or warrants or shares of our common stock issued upon exercise of such warrants to purchase our capital stock during the lock-up period (1) to any person that is not a direct competitor of ours (defined as a manufacturer or distributor of life insurance products) so long as such transfers do not involve a public offering and such transferee agrees to the same restrictions on transfer that would otherwise apply to Warburg Pincus; (2) pursuant to a merger, tender offer or exchange offer, or other business combination, asset acquisition or similar transaction, or change of control of our company that has been approved by our board of directors; and (3) in order to cure any unintentional violations of Warburg Pincus’ ownership restrictions. The lock-up agreement will expire on the earlier of 18 months after the completion of this offering or the reduction of Citi’s beneficial ownership interest in our outstanding common stock to less than 10%, or upon (i) the consent of us and Citi; (ii) the material breach by us of any covenants in the securities purchase agreement or by Citi of its agreement to vote in favor of Warburg Pincus’ nominees to our board of directors; (iii) an enforcement action that would reasonably be expected to have a material adverse effect on us; or (iv) or upon a change of control of our company.

Registration Rights

Pursuant to the registration rights agreement, each of Citi and Warburg Pincus can require us to effect the registration under the Securities Act of shares of our common stock that it will own after this offering. Please see the section entitled “Certain Relationships and Related Party Transactions — Relationship with Citi Following this Offering — Registration Rights Agreement with Citi and Warburg Pincus .”

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences relevant to the purchase, ownership and disposition of our common stock. The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. State, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction, and U.S. holders (as defined below) whose functional currency is not the U.S. dollar. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax consequences relating to an investment in our common stock will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the particular U.S. federal income and estate tax consequences applicable to you.

U.S. Holders

The discussion in this section is addressed to a holder of our common stock that is a “U.S. holder” for federal income tax purposes. You are a U.S. holder if you are a beneficial owner of our common stock that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity that is taxable as a corporation) created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (iii) an estate if the income of such estate falls within the federal income tax jurisdiction of the United States regardless of the source of such income; or (iv) a trust (a) if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

Distributions

Distributions with respect to our common stock will be taxable as dividend income when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common stock, and thereafter as a capital gain, which will be a long-term capital gain if the U.S. holder has held such stock at the time of the distribution for more than one year.

Distributions constituting dividend income received by an individual in respect of our common stock before January 1, 2011 are generally subject to taxation at a maximum rate of 15%, provided certain holding period requirements are satisfied. Distributions on our common stock constituting dividend income paid to U.S. holders that are U.S. corporations will generally qualify for the dividends received deduction, subject to various limitations.

Sale or Redemption

A U.S. holder will generally recognize capital gain or loss on a sale, exchange, redemption (other than a redemption that is treated as a distribution) or other disposition of our common stock equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in the shares so disposed. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock payable to a U.S. holder that is not an exempt recipient, such as a corporation. Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on our common stock and to certain payments of proceeds on the sale or redemption of our common stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such U.S. holder’s U.S. federal income tax, which may entitle the U.S. holder to a refund, provided that the U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner. U.S. holders are should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Non-U.S. Holders

The discussion in this section is addressed to holders of our common stock that are “non-U.S. holders.” You are a non-U.S. holder if you are a beneficial owner of our common stock and not a U.S. holder for U.S. federal income tax purposes.

Distributions

Generally, distributions treated as dividends as described above under “— U.S. Holders — Distributions” paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty. Distributions that are effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected distributions received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, a non-U.S. holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax treaty benefits. A non-U.S. holder can generally meet the certification requirement by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Sale or Redemption

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other disposition (other than a redemption, which may be subject to withholding tax or certification requirements under certain circumstances) of our common stock except for (i) in the case of certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the sale or disposition, or (ii) if the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such non-U.S. holder’s U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recent Developments

The United States House of Representatives has recently passed legislation (which is generally consistent with proposals made by the Obama Administration as part of its 2011 Fiscal Year Revenue Proposals) that, if enacted in its current form, would substantially revise some of the rules discussed above, including with respect to withholding taxes, certification requirements and information reporting. Additionally, the U.S. Senate recently passed a bill containing similar provisions. It cannot be predicted whether this legislation will be enacted and, if enacted, in what form. Prospective investors should consult their tax advisers regarding this legislation.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of this offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholder has agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC .
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
Keefe, Bruyette & Woods, Inc.
Macquarie Capital (USA) Inc.
Raymond James & Associates, Inc.
Sandler O’Neill & Partners, L.P.
SunTrust Robinson Humphrey, Inc.
ING Financial Markets LLC
Willis Securities, Inc.

Total	18,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $          per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us and the selling stockholder that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,700,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and the selling stockholder have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, we have agreed with the underwriters to include a provision in our restricted and deferred stock award agreements (other than the shares underlying awards granted to certain of our sales representatives in connection with the converted Citigroup Inc. stock awards) providing that recipients cannot dispose of or hedge any of the shares subject to these awards for a period of 180 days from the date of this prospectus.

At our request, the underwriters have reserved up to 12.5% of the shares for sale at the initial public offering price to our employees, RVPs and outside directors of two subsidiaries. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any such shares. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Any directed shares not purchased in the program will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares primarily relating to losses or claims resulting from untrue or alleged untrue statements contained in any materials prepared in connection with the directed share program, or caused by the failure of a purchaser of directed shares to pay for or accept delivery of such shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholder and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly-traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our common stock listed on the NYSE under the symbol “PRI”.

The following table shows the underwriting discounts and commissions that the selling stockholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No exercise	Full exercise
Per share	$	$
Total	$	$

The underwriters have agreed to reimburse Citi for approximately $0.5 million of expenses related to this offering.

The selling stockholder will pay fees to Greenhill & Co., LLC for certain financial advisory services performed prior to this offering. Such fees are composed of a transaction fee equal to $1,500,000 and reimbursement of certain related expenses of Greenhill up to a maximum of $150,000. Greenhill is not acting as a member of the underwriting syndicate nor otherwise participating in the sale of any securities in this offering. Greenhill is mentioned in this prospectus solely because the transaction fee and expense reimbursements payable to Greenhill are required by FINRA rules to be included in the calculation of underwriting compensation.

In connection with this offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in this offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, relating to losses or claims resulting from material misstatements in or omissions from the registration statement of which this prospectus forms a part. The selling stockholder has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, relating to losses or claims resulting from material misstatements in or omissions from information furnished to us by or on behalf of the selling stockholder for inclusion in the registration statement of which this prospectus is a part. The selling stockholder has also agreed that, in the event that our indemnity is unavailable or insufficient to hold harmless any underwriter, it will indemnify the underwriter to the extent of such unavailability or insufficiency up to an amount not exceeding the gross proceeds from this offering. We and the selling stockholder have also agreed that in the event that our indemnities are unavailable or insufficient to hold harmless the underwriters, we and the selling stockholder will contribute to the aggregate liabilities to which the underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by us and the selling stockholder, on the one hand, and the underwriters, on the other hand, from this offering; provided, that if such allocation is unavailable, we and the selling stockholder will contribute in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of us and the selling shareholder, on the one hand, and of the underwriters, on the other hand, in connection with the misstatements or omissions that resulted in the underwriters’ liabilities, as well as any other equitable consideration.

Conflicts of Interest

Because an affiliate of Citigroup Global Markets Inc. beneficially owns more than 10% of the shares outstanding prior to the closing of this offering, it is deemed to have a “conflict of interest” under NASD Rule 2720 of FINRA (formerly known as the National Association of Securities Dealers, Inc., or NASD). In addition, because an affiliate of Citigroup Global Markets Inc. may receive more than 10% of the net proceeds of this offering, it is deemed to have a “conflict of interest” under Rule 5110 of FINRA. When a FINRA member with a conflict of interest participates in a public offering, NASD Rule 2720 and FINRA Rule 5110 require (subject to certain exceptions that are not applicable here) that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined in those rules. In accordance with those rules, UBS Securities LLC has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, UBS Securities LLC has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. UBS Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify UBS Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Rogers & Hardin LLP, Atlanta, Georgia, are representing us in connection with this offering. The underwriters are being represented by Cleary Gottlieb Steen and Hamilton LLP, New York, New York.

EXPERTS

The combined financial statements and related financial statement schedules of Primerica, Inc., as of and for the years ended December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

As discussed in Note 2 to the combined financial statements, Primerica, Inc. adopted the provisions of Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (included in FASB ASC Topic 944, Financial Services—Insurance), FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included in FASB ASC Topic 740, Income Taxes), and Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (included in FASB ASC Topic 825, Financial Instruments), as of January 1, 2007. Also as discussed in note 2 to the combined financial statements, Primerica, Inc. adopted the provisions of FASB Staff Position Accounting Standards No. 115-2 and Financial Accounting Standards No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (included in FASB ASC Topic 320, Investments — Debt and Equity Securities) as of January 1, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Following the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. You may read and copy the registration statement and the related exhibits, and the reports, proxy statements and other information we will file with the SEC, at the SEC’s public reference room maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Primerica, Inc., 3120 Breckinridge Blvd., Duluth, Georgia 30099, Attention: Investor Relations; (770) 381-1000.

When the transactions referred to in note 2 of the notes to the combined financial statements have been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

Senior Management of

Primerica, Inc.:

We have audited the accompanying combined balance sheets of Primerica, Inc. (the Company) (wholly owned by Citigroup Inc. (the Parent)) as of December 31, 2009 and 2008, and the related combined statements of income, stockholder’s equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the combined financial statements, the Company adopted the provisions of Statement of Position 05-1, Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (included in FASB ASC Topic 944, Financial Services — Insurance), FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included in FASB ASC Topic 740, Income Taxes), and Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (included in FASB ASC Topic 825, Financial Instruments) as of January 1, 2007. Also as discussed in note 2 to the combined financial statements, the Company adopted the provisions of FASB Staff Position Financial Accounting Standard No. 115-2 and Financial Accounting Standard No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (included in FASB ASC Topic 320, Investments — Debt and Equity Securities) as of January 1, 2009.

Atlanta, Georgia

March 2, 2010

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Combined Balance Sheets

	December 31,
	2009	2008
	(In thousands)
Assets

Investments:
Fixed-maturity securities available for sale, at fair value (amortized cost: $6,138,058 and $5,800,049, respectively)	$6,378,179	$5,280,005
Trading securities, at fair value (cost: $18,387 and $14,067, respectively)	16,996	11,094
Equity securities available for sale, at fair value (cost: $45,937 and $41,574, respectively)	49,326	36,055
Policy loans and other invested assets	26,947	28,304

Total investments	6,471,448	5,355,458
Cash and cash equivalents	625,260	302,354
Accrued investment income	71,382	61,948
Premiums and other receivables	169,225	158,041
Due from reinsurers	867,242	838,906
Due from affiliates	1,915	1,811
Deferred policy acquisition costs	2,789,905	2,727,422
Intangible assets	78,895	82,434
Other assets	59,167	68,648
Separate account assets	2,093,342	1,564,111

Total assets	$13,227,781	$11,161,133

Liabilities and Stockholder’s Equity

Liabilities:
Future policy benefits	$4,197,454	$4,023,009
Unearned premiums	3,185	3,119
Policy claims and other benefits payable	218,390	225,641
Other policyholders’ funds	382,768	324,081
Current income tax payable	90,890	12,299
Deferred income taxes	799,727	550,990
Due to affiliates	202,507	40,313
Other liabilities	295,745	305,584
Separate account liabilities	2,093,342	1,564,111
Commitments and contingent liabilities (see Note 15)

Total liabilities	8,284,008	7,049,147

Stockholder’s equity:
Paid-in capital	1,124,096	1,095,062
Retained earnings	3,648,801	3,340,841
Accumulated other comprehensive income (loss), net of income tax (benefit) expense of $(94,043) and $173,391, respectively	170,876	(323,917)

Total stockholder’s equity	4,943,773	4,111,986

Total liabilities and stockholder’s equity	$13,227,781	$11,161,133

See accompanying notes to combined financial statements.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Combined Statements of Income

	Year ended December 31,
	2009	2008	2007
	(In thousands, except for share and per-share amounts)
Revenues:
Direct premiums	$2,112,781	$2,092,792	$2,003,595
Ceded premiums	(610,754)	(629,074)	(535,833)

Net premiums	1,502,027	1,463,718	1,467,762
Net investment income	351,326	314,035	328,609
Commissions and fees	335,986	466,484	545,584
Realized investment (losses) gains, including other-than-temporary impairment losses	(21,970)	(103,480)	6,527
Other	53,032	56,187	41,856

Total revenues	2,220,401	2,196,944	2,390,338

Benefits and expenses:
Benefits and claims	600,273	938,370	557,422
Amortization of deferred policy acquisition costs	381,291	144,490	321,060
Insurance commissions	34,388	23,932	28,003
Insurance expenses	148,760	141,331	137,526
Sales commissions	162,756	248,020	296,521
Goodwill impairment	—	194,992	—
Other operating expenses	132,978	152,773	136,634

Total benefits and expenses	1,460,446	1,843,908	1,477,166

Income before income taxes	759,955	353,036	913,172
Income taxes	265,366	185,354	319,538

Net income	$494,589	$167,682	$593,634

Pro forma earnings per share:
Basic	$6.59

Diluted	$6.59

Pro forma shares used in computing earnings per share:
Basic	75,000,000

Diluted	75,000,000

Supplemental disclosures:
Total other-than-temporary impairments	$(74,967)	$(114,022)	$(6,334)
Other-than-temporary impairments included in accumulated other comprehensive income	13,573	—	—

Net other-than-temporary impairments	(61,394)	(114,022)	(6,334)
Other investment gains, net	39,424	10,542	12,861

Total realized investment (losses) gains	$(21,970)	$(103,480)	$6,527

See accompanying notes to combined financial statements.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Combined Statements of Stockholder’s Equity and Other Comprehensive Income (Loss)

	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
			Net unrealized investment gains (losses) not other-than- temporarily impaired	Net unrealized investment gains (losses) other-than temporarily impaired	Foreign currency translation adjustment	Total
	(In thousands)
Balance at December 31, 2006	$1,140,029	$3,311,062	$23,072	$—	$9,302	$4,483,465
Adoption of accounting principles:
SOP 05-1 (included in ASC 944), net of tax of $10,616	—	19,716	—	—	—	19,716
FIN 48 (included in ASC 740)	—	(9,452)	—	—	—	(9,452)
SFAS No. 159 (included in ASC 825), net of tax of $218	—	405	(405)	—	—	—

Adjusted balance, beginning of year	1,140,029	3,321,731	22,667	—	9,302	4,493,729
Comprehensive income (loss):
Net income	—	593,634	—	—	—	593,634
Other comprehensive income (loss):
Net change in unrealized investment losses, net of tax of $14,936	—	—	(26,790)	—	—	(26,790)
Net foreign currency translation adjustments, net of tax of $(23,704)	—	—	—	—	42,072	42,072

Total comprehensive income (loss)	—	593,634	(26,790)	—	42,072	608,916
Dividends	—	(319,302)	—	—	—	(319,302)
Return of capital to Parent	(16,820)	—	—	—	—	(16,820)
Capital contribution from Parent	8,852	—	—	—	—	8,852
Parent allocation of share-based compensation	4,595	(5)	—	—	—	4,590

Balance at December 31, 2007	1,136,656	3,596,058	(4,123)	—	51,374	4,779,965
Comprehensive income (loss):
Net income	—	167,682	—	—	—	167,682
Other comprehensive loss:
Net change in unrealized investment losses, net of tax of $167,304	—	—	(310,970)	—	—	(310,970)
Net foreign currency translation adjustments, net of tax of $32,438	—	—	—	—	(60,198)	(60,198)

Total comprehensive income (loss)	—	167,682	(310,970)	—	(60,198)	(203,486)
Dividends	—	(422,900)	—	—	—	(422,900)
Return of capital to Parent	(65,841)	—	—	—	—	(65,841)
Capital contribution from Parent	27,675	—	—	—	—	27,675
Parent allocation of share-based compensation	(3,428)	1	—	—	—	(3,427)

Balance at December 31, 2008	1,095,062	3,340,841	(315,093)	—	(8,824)	4,111,986
Adoption of accounting principles:
FSP SFAS No. 115-2 (included in ASC 320), net of tax of $3,929	—	7,298	—	(7,298)	—	—

Adjusted balance, beginning of year	1,095,062	3,348,139	(315,093)	(7,298)	(8,824)	4,111,986
Comprehensive income (loss):
Net income	—	494,589	—	—	—	494,589
Other comprehensive income (loss):
Net change in unrealized investment losses, net of tax of $(245,060)	—	—	461,198	—	—	461,198
Other than temporary impairments, net of tax of $4,751	—	—	—	(8,822)	—	(8,822)
Net foreign currency translation adjustments, net of tax of $(27,125)	—	—	—	—	49,715	49,715

Total comprehensive income (loss)	—	494,589	461,198	(8,822)	49,715	996,680
Dividends	—	(193,927)	—	—	—	(193,927)
Return of capital to Parent	(9,764)	—	—	—	—	(9,764)
Capital contribution from Parent	40,634	—	—	—	—	40,634
Parent allocation of share-based compensation	(1,836)	—	—	—	—	(1,836)

Balance at December 31, 2009	$1,124,096	$3,648,801	$146,105	$(16,120)	$40,891	$4,943,773

See accompanying notes to combined financial statements.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Combined Statements of Cash Flows

	Year ended December 31,
	2009	2008	2007
	(In thousands)
Cash flows from operations:
Net income	$494,589	$167,682	$593,634
Adjustments to reconcile net income to net cash provided by operations:
Increase in future policy benefits	97,273	436,430	71,379
Increase in other policy benefits	51,502	24,569	9,314
Deferral of policy acquisition costs	(391,079)	(432,071)	(425,261)
Amortization of deferred policy acquisition costs	381,291	144,490	321,060
Goodwill impairment	—	194,992	—
Deferred tax provision	(19,815)	(61,752)	41,374
Change in accrued and other income taxes	75,738	40,793	(47,533)
Realized losses (gains) on sale of investments, including other-than-temporary impairments	21,970	103,480	(6,527)
Accretion and amortization of investments	(8,226)	(2,098)	(927)
Income (loss) recognized on trading and fair value option investments	(6,125)	8,005	4,127
Depreciation and amortization	10,342	12,938	12,415
Decrease in due from reinsurers	(3,403)	(764)	(15,104)
Change in due to/from affiliates	55,460	(34,645)	47,845
Decrease in premiums and other receivables	(2,975)	42,703	3,613
Trading securities (acquired) sold, net	(4,553)	12,507	(6,434)
Parent allocation of share-based compensation	(1,794)	(3,477)	4,934
Other	(11,113)	16,301	57

Net cash provided by operations	739,082	670,083	607,966

Cash flows from investment activities:
Investments sold, matured, called, and repaid:
Fixed maturities available for sale — sold	713,805	523,982	768,423
Fixed maturities available for sale — matured, called, and repaid	878,215	926,006	818,844
Equity securities sold	667	3,968	29,157
Acquisition of investments:
Fixed maturities — available for sale	(1,945,887)	(2,011,168)	(1,465,310)
Equity securities	(1,115)	(4,266)	(24,908)
Net decrease (increase) in policy loans	1,354	3,479	(107)
Purchases of furniture and equipment	(4,894)	(4,301)	(7,484)

Net cash (used in) provided by investment activities	(357,855)	(562,300)	118,615

Cash flows from financing activities:
Cash dividends paid to Parent	(44,927)	(422,900)	(319,302)
Capital returned to Parent, net	(11,500)	(13,300)	(16,820)

Net cash used in financing activities	(56,427)	(436,200)	(336,122)

Effect of foreign exchange rate changes on cash	(1,894)	5,421	(4,212)

Increase (decrease) in cash	322,906	(322,996)	386,247
Cash and cash equivalents, beginning of year	302,354	625,350	239,103

Cash and cash equivalents, end of year	$625,260	$302,354	$625,350

Supplemental disclosures of cash flow information:
Income taxes paid to Parent	$220,988	$260,756	$324,902
Interest paid	639	385	3,541
Impairment losses included in realized (losses) gains on sale of investments	61,394	114,022	6,334

Noncash financing activities:
Parent allocation of share-based compensation	$(1,836)	$(3,427)	$4,590
Contribution (return) of capital to Parent, net	42,370	(24,866)	8,852

See accompanying notes to combined financial statements.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements

(1) Description of Business

Primerica, Inc. (the Company) is a leading distributor of financial products to middle income households through approximately 100,000 licensed sales representatives. The Company assists its clients in North America to meet their needs for term life insurance, which it underwrites, and mutual funds, variable annuities and other asset protection products, which it distributes primarily on behalf of third parties. The Company is indirectly wholly owned by Citigroup Inc. (the Parent).

(2) Summary of Significant Accounting Policies

(a) Principles of Combination, Basis of Presentation, and Use of Estimates

The accompanying combined financial statements include those assets, liabilities, revenues, and expenses directly attributable to the Company’s operations. All intercompany profits, transactions, and balances among the combined entities have been eliminated.

The entities included in this report are under common control of the Parent. These combined financial statements primarily include the accounts from four legal entities: Primerica Financial Services, Inc., a general agency and marketing company; Primerica Life Insurance Company (PLIC), the principal life insurance company; PFS Investments, Inc., an investment products company and broker-dealer; and Primerica Financial Services Home Mortgages, Inc., a mortgage broker company. PLIC, domiciled in Massachusetts, owns several subsidiaries, including a New York life insurance company, National Benefit Life Insurance Company (NBLIC), and Primerica Financial Services (Canada) Ltd., a holding company for its Canadian operations, which include Primerica Life Insurance Company of Canada (PLICC). Other smaller subsidiaries are also included such as Primerica Services, Inc., Primerica Client Services, Inc., Primerica Finance Corporation, and Primerica Convention Services, Inc.

The Company is anticipating an offering by the Parent of the Company’s common stock pursuant to the Securities Act of 1933 (the Offering). Prior to the completion of the Offering, the Parent will cause to be transferred to the Company the legal entities referred to above and will enter into significant coinsurance transactions with three affiliates of the Parent. The Parent will not transfer to the Company certain assets that were historically in these legal entities including an investment in the Parent’s preferred stock, an investment in a limited liability company and certain international businesses and limited partnership investments. As such, these assets and related operating activity were excluded for the years reported and are reflected in the accompanying statements of stockholder’s equity and other comprehensive income (loss) as a return of capital to, or capital contribution from, the Parent.

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements. Current market conditions increase the risk and complexity of the judgments in these estimates.

Similar to other companies with life insurance operations, the most significant items on the balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to change in the future

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

are the valuation of investments, deferred policy acquisition costs (DAC), and liabilities for future policy benefits (FPB) and unpaid policy claims. Estimates regarding all of the preceding are inherently subject to change and are reassessed by management as of each reporting date.

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles and established the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretative releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.

Following the Codification, the Board no longer issues new guidance in the form of Statements of Financial Accounting Standards (SFAS), FASB Staff Positions (FSP), or Emerging Issues Task Force (EITF) Abstracts. Instead, it issues Accounting Standards Updates (ASU), which serve to update the Codification, provide background information about the guidance, and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB’s Codification project, but it does change the way the guidance is organized and presented. As a result, these changes have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009.

(b) Investments

Investments are reported on the following bases:

•

Available-for-sale fixed-maturity securities, including bonds and redeemable preferred stocks not classified as trading securities, are carried at fair value. When quoted market values are unavailable, the Company obtains estimates from independent pricing services or estimates fair value based upon a comparison to quoted issues of the same issuer or of other issuers with similar characteristics.

•

Trading securities, which primarily consist of bonds, are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurred.

•

Equity securities, including common and nonredeemable preferred stocks, are classified as available for sale and are carried at fair value. When quoted market values are unavailable, the Company obtains estimates from independent pricing services or estimates fair value based upon a comparison to quoted issues of the same issuer or of other issuers with similar characteristics.

•	Policy loans are carried at unpaid principal balances, which approximate fair value.

Investment transactions are recorded on a trade-date basis. The Company uses the specific-identification method to determine the realized gains or losses from securities transactions and reports the realized gains or losses in the accompanying combined statements of income.

Unrealized gains and losses on available-for-sale securities are included as a separate component of accumulated other comprehensive income except for the credit loss component of other-than-temporary declines in fair value, which is recorded as realized losses in the accompanying combined statements of income.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Investments are reviewed on a quarterly basis for other-than-temporary impairment (OTTI). Credit risk, interest rate risk, duration of the unrealized loss, actions taken by ratings agencies, and other factors are considered in determining whether an unrealized loss is other-than-temporary. Prior to January 1, 2009, if an unrealized loss was determined to be other-than-temporary, an impairment charge was recorded as the difference between amortized cost and fair value. The Company’s combined statement of income for the year ended December 31, 2008 reflects the full impairment (that is, the difference between the securities amortized cost basis and fair value) on debt securities that the Company did not have the ability and intent to hold until a recovery of the amortized cost basis, which may have been maturity. Subsequent to December 31, 2008, the Company’s combined statement of income for the year ended December 31, 2009 reflects the full impairment on debt securities that the Company intends to sell or would more-likely than-not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale (AFS) debt securities that management has no intent to sell and believes that it more-likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the remainder is recognized in accumulated other comprehensive income (AOCI) in the accompanying combined financial statements. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security. Any subsequent changes in fair value of the security related to non-credit factors recognized in other comprehensive income are presented as an adjustment to the amount previously presented in the net unrealized investment gains (losses) other-than-temporarily impaired category of accumulated other comprehensive income.

The Company has elected the fair value option of accounting for certain equity investments that are not in the Russell 3000 Index. Changes in the fair value of such investments are recorded in net investment income in the accompanying combined statements of income.

The Company participates in securities lending with broker-dealers and other financial institutions. The Company requires, at the initiation of the agreement, minimum collateral on securities loaned equal to 102% of the fair value of the loaned securities. The Company had $511.8 million and $353.7 million of investments held as collateral with a third party at December 31, 2009 and 2008, respectively. The Company does not have the right to sell or pledge this collateral and it is not recorded on the accompanying combined balance sheets.

Interest income on fixed-maturity investments is recorded when earned using an effective-yield method, which gives consideration to amortization of premiums and accretion of discounts. Dividend income on equity securities is recorded when declared. These amounts are included in net investment income in the accompanying combined statements of income.

Included within the fixed-maturity investments are loan-backed and asset-backed securities. Amortization of the premium or accretion of the discount uses the retrospective method. The effective yield used to determine amortization/accretion is calculated based on actual and historical projected future cash flows, which are obtained from a widely accepted data provider and updated quarterly.

(c) Derivatives

Derivative instruments are stated at fair value based on market prices. Gains and losses arising from forward contracts are a component of realized gains and losses in the accompanying combined statements of income.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and all other highly liquid investments purchased with an original or remaining maturity of three months or less at the date of acquisition.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

(e) Deferred Policy Acquisition Costs (DAC)

The costs of acquiring new business are deferred to the extent that they vary with and are primarily related to the acquisition of such new business. These costs mainly include commissions and policy issue expenses. The recovery of such costs is dependent on the future profitability of the related policies, which, in turn, is dependent principally upon investment returns, mortality, persistency and the expense of administering the business, as well as upon certain economic variables, such as inflation. Deferred policy acquisition costs are subject to annual recoverability testing and when impairment indicators exist. We make certain assumptions regarding persistency, expenses, interest rates and claims. The assumptions for these types of products may not be modified (or “unlocked”) unless recoverability testing deems them to be inadequate. Assumptions are updated for new business to reflect the most recent experience. Deferrable insurance policy acquisition costs are amortized over the premium-paying period of the related policies in proportion to annual premium income. Acquisition costs for Canadian segregated funds are amortized over the life of the policies in relation to estimated gross profits before amortization. Due to the inherent uncertainties in making assumptions about future events, materially different experience from expected results in persistency or mortality could result in a material increase or decrease of deferred acquisition cost amortization in a particular period.

(f) Goodwill

Goodwill represents an acquired company’s acquisition cost over the fair value of the net tangible and intangible assets acquired. Goodwill is subject to annual impairment tests or periodic testing if circumstances indicate impairment may have occurred. Goodwill is allocated to the Company’s reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. In performing a goodwill review, we are required to make an assessment of fair value of goodwill and other indefinite lived intangible assets. When determining fair value, we utilize various assumptions, including projections of future cash flows and discount rates. See note 11.

(g) Intangible Assets

Intangible assets are amortized over their estimated useful lives. Any intangible asset that was deemed to have an indefinite useful life is not amortized but is subject to an annual impairment test. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. For the other intangible assets, which are subject to amortization, an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the intangible asset.

(h) Property, Plant, and Equipment

Equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the remaining life of the lease. Computer hardware, software, and other equipment are depreciated over three to five years. Furniture is depreciated over seven years.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

The following table summarizes the Company’s equipment and leasehold improvements as of December 31 (in thousands):

	2009	2008
Data processing equipment and software	$52,320	$49,439
Leasehold improvements	14,142	13,886
Other, principally furniture and equipment	21,649	21,155

	88,111	84,480
Accumulated depreciation	(74,836)	(69,320)

Net property, plant, and equipment	$13,275	$15,160

Depreciation expense was $6.8 million, $8.4 million, and $8.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decline in depreciation expense in 2009 was primarily a result of several assets being fully depreciated. Depreciation expense is included in other operating expenses in the accompanying combined statements of income.

(i) Commissions and Fees

The Company receives commission revenues from the sale of various non-life insurance products on a monthly basis. Commissions are received primarily on sales of mutual funds, variable annuities, and loans. The Company primarily receives trail commission revenues from its mutual fund and variable annuity products on a monthly basis based on the daily net asset value of shares sold by the Company. The Company, in turn, pays certain commissions to its sales force. The Company also receives marketing and support fees from product originators. Historically, the Company earned monthly concessions from the sale of certain mutual fund shares. This agreement ended in 2008. The Company also receives management fees based on the average daily net asset value of contracts related to separate account assets issued by PLICC.

The Company capitalizes commissions paid to sales representatives of Class B mutual fund shares managed by Legg Mason Investor Services, LLC. This asset is amortized over the same period as it is recovered. Recovery occurs within up to ninety-six months through 12B-1 distributor fees (based on daily average asset values) and contingent deferred sales charge fees, a back-end sales load charged on a declining scale over five years. These fees are charged to the mutual fund shareholders. As an amortizing asset, the Company periodically reviews this asset for impairment based on anticipated undiscounted cash flows.

The Company earns recordkeeping fees for administrative functions that the Company performs on behalf of several of our mutual fund providers and custodial fees for services performed as a non-bank custodian of our clients’ retirement plan accounts. These fees are recognized as income during the period in which they are earned.

The Company also receives record-keeping fees monthly from mutual fund accounts on its servicing platform and in turn pays a third-party provider for its servicing of certain of these accounts.

(j) Separate Accounts

The separate accounts are primarily comprised of contracts issued by the Company through its subsidiary, PLICC, pursuant to the Insurance Companies Act (Canada). The Insurance Companies Act authorizes PLICC to establish the separate accounts.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

The separate accounts are represented by individual variable insurance contracts. Purchasers of variable insurance contracts issued by PLICC have a direct claim to the benefits of the contract that entitles the holder to units in one or more investment funds (the Funds) maintained by PLICC. The Funds invest in assets that are held for the benefit of the owners of the contracts. The benefits provided vary in amount depending on the market value of the Funds’ assets. The Funds’ assets are administered by PLICC and are held separate and apart from the general assets of the Company. The liabilities reflect the variable insurance contract holders’ interests in variable insurance assets based upon actual investment performance of the respective Funds. Separate account operating results relating to contract holders’ interests are excluded from the Company’s combined statements of income.

The Company’s contract offerings guarantee the maturity value at the date of maturity (or upon death, whichever occurs first), to be equal to 75% of the sum of all contributions made, net of withdrawals, on a “first-in first-out” basis. Otherwise, the maturity value or death benefit will be the accumulated value of units allocated to the contract at the specified valuation date. The amount of this value is not guaranteed, but will fluctuate with the fair value of the Funds.

(k) Premium Revenues, Policyholder Liabilities and Benefits Expense

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and are primarily related to term products. Premiums are recognized as revenues when due. Future policy benefits are accrued over the current and expected renewal periods of the contracts.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method, including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company’s experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. The underlying mortality tables are the Society of Actuaries (SOA) 65-70, SOA 75-80, SOA 85-90, and the 91 Bragg, modified to reflect various underwriting classifications and assumptions. Investment yield reserve assumptions at December 31, 2009 and 2008 range from approximately 5.0% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

The reserves we establish are necessarily based on estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments.

(l) Other Policyholders’ Funds

Other policyholders’ funds primarily represent claim payments left on deposit with the Company.

(m) Reinsurance

The Company uses reinsurance extensively, utilizing yearly renewable term and coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance, the Company reinsures a proportionate part of all risks arising under the reinsured policy. Under

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

coinsurance, the reinsurer receives a proportionate part of the premiums, less commission allowances, and is liable for a corresponding part of all benefit payments.

All reinsurance contracts in effect for 2009 and 2008 transfer a reasonable possibility of substantial loss to the reinsurer or are accounted for under the deposit method of accounting.

Ceded premiums are treated as a reduction to direct premiums and are recognized when due to the assuming company. Ceded claims are treated as a reduction to direct benefits and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as a reduction to benefits expense and are recognized during the applicable financial reporting period.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying contracts using assumptions consistent with those used to account for the underlying policies. Amounts recoverable from reinsurers, for both short- and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies. Ceded policy reserves and claims liabilities relating to insurance ceded are shown as due from reinsurers on the accompanying combined balance sheets.

The Company analyzes and monitors the credit-worthiness of each of its reinsurance partners to minimize collection issues. For reinsurance contracts with unauthorized reinsurers, the Company requires collateral such as letters of credit.

To the extent the Company receives ceding allowances to cover policy and claims administration under reinsurance contracts, these allowances are treated as a reduction to insurance commissions and expenses and are recognized when due from the assuming company. To the extent the Company receives ceding allowances reimbursing commissions that would otherwise be deferred, the amount of commissions deferrable will be reduced. The corresponding DAC balances are reduced on a pro rata basis by the portion of the business reinsured with reinsurance agreements that meet risk transfer provisions. The reduced DAC will result in a corresponding reduction of amortization expense.

(n) Federal Income Taxes

The Company’s federal income tax return is consolidated into the Parent’s federal income tax return. The method of allocation between companies is pursuant to a written agreement. Allocation is based upon separate return calculations with credit for net losses as utilized. Allocations are calculated and settled quarterly.

The Company is subject to the income tax laws of the United States, its states and municipalities, and those of Canada. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the applicability of these inherently complex tax laws. The Company also must make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not applicable to the periods in which the Company expects the temporary difference will reverse.

(o) Foreign Currency Translation

Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using year-end spot foreign exchange rates. Revenues and expenses are translated monthly at amounts that approximate weighted average exchange rates, with resulting gains and losses included in stockholder’s equity. The Company may use currency swap and forward contracts to mitigate foreign currency exposures.

(p) Pro forma Earnings Per Share

We calculated basic and diluted pro forma earnings per share (EPS) by dividing net income for the year ended December 31, 2009 by 75 million pro forma shares, as anticipated following the corporate restructuring described in Note 2(a).

If the transactions discussed in Notes 2(a) and 16 were to occur, we may issue participating securities in the form of restricted shares with non-forfeitable dividend rights and a warrant agreement. To the extent that we have participating securities issued and outstanding, we would calculate basic EPS using the two-class method. Under the two-class method, we would reduce net income by any dividends declared during the reporting period. We would then allocate remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. We would determine total earnings allocated to each security by adding together the amount allocated for dividends and the amount allocated for any participating feature and dividing by the number of outstanding shares to which the earnings were allocated. Any warrants issued will not impact basic EPS until they are exercised. Pro forma diluted earnings per share would reflect the potential dilutive effect of the Company’s restricted shares and warrants.

(q) Accounting Changes

Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

The Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (ASC 944/SOP 05-1), effective January 1, 2007. This statement of position provides additional accounting guidance on internal replacements of insurance contracts and investment contracts. The Company now treats reinstatements as new issues. The adoption of this statement of position resulted in an increase to 2007 opening retained earnings of $19.7 million after tax.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (ASC 740/FIN 48), which sets out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that has a greater than 50% likelihood of being realized. This interpretation also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. The Company’s adoption of this interpretation resulted in a reduction to 2007 opening retained earnings of $9.5 million. See note 12.

Fair Value Option

The Company early adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (ASC 825/SFAS 159), as of January 1, 2007. This guidance provides an option on an instrument-by-instrument basis for most financial assets and liabilities to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of a financial asset, financial liability, or a firm commitment and it may not be revoked. It also provides an opportunity to mitigate volatility in reported earnings that resulted, prior to its adoption, from being required to apply fair value accounting to certain economic hedges (e.g., derivatives) while having to measure the assets and liabilities being economically hedged using an accounting method other than fair value.

The Company elected to apply fair value accounting to certain financial instruments held at January 1, 2007, with future changes in value reported in earnings. The adoption of this guidance resulted in a reclass from accumulated other comprehensive income to retained earnings at January 1, 2007, of $0.4 million after tax. See note 4.

Investments in Certain Entities That Calculate Net Asset Value Per Share

In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), (ASU 2009-12) to provide guidance on measuring the fair value of certain investments. ASU 2009-12 permits entities to use net asset value as a practical expedient to measure the fair value of its investments in certain investment funds. ASU 2009-12 also requires additional disclosures regarding the nature and risks of such investments. ASU 2009-12 provides guidance on the classification of such investments as Level 2 or Level 3 of the fair value hierarchy. ASU 2009-12 is effective for reporting periods ending after December 15, 2009. This ASU has not had a material impact on the Company’s financial position or results of operations.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosure (Topic 820): Measuring Liabilities at Fair Value (ASU 2009-05). This ASU provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

1. A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets, or

2. A valuation technique that is consistent with the principles of Topic 820.

This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. This ASU was effective immediately and has not had a material impact on the Company’s financial position or results of operations.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Additional Fair Value Measurement Disclosure

In August 2009, the FASB issued ASU Q2010-6, Improving Disclosures About Fair Value Measurements, (ASU Q2010-6) which requires new disclosures about fair value measurements. Certain of the amendments are effective for reporting periods ending after December 15, 2009. Additional disclosures require a sensitivity analysis regarding the impact of unobservable inputs on the fair valuation of Level 3 instruments, which are effective for reporting periods ending after March 15, 2010. This new guidance has no impact our financial position or results of operations, but will require incremental disclosures about fair value measurements.

Measurement of Fair Value in Inactive Markets

In April 2009, the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10/FSP SFAS 157-4). The FSP reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP also reaffirms the need to use judgment in determining if a formerly active market has become inactive. The adoption of the FSP had no effect on the Company’s combined financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued FSP SFAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, (ASC 825-10/FSP SFAS 107-1). This FSP requires disclosing qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only done annually. The disclosures required by this FSP are effective for the period ended June 30, 2009 and are included in the notes to combined financial statements.

Other-Than-Temporary Impairments on Investment Securities

In April 2009, the FASB issued FSP SFAS No. 115-2 and SFAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10/FSP SFAS 115-2), which amends the recognition guidance for OTTI of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. The Company adopted the FSP in the first quarter of 2009.

As a result of this FSP, the Company’s combined statements of income reflect the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Company intends to sell or would more-likely than-not be required to sell before the expected recovery of the amortized cost basis. For AFS debt securities that management has no intent to sell and believes that it is more-likely than-not will not be required to be sold prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the remainder is recognized in AOCI in the accompanying combined balance sheets. The credit loss component recognized in earnings is identified as the amount of principal and interest cash flows not expected to be received over the remaining term of the security. As a result of the adoption of the FSP, the Company’s income for the year ended December 31, 2009, was higher by $13.6 million on a pretax basis ($8.8 million after-tax). The cumulative effect of the change included an increase in the opening balance of retained earnings at January 1, 2009 of $11.2 million on a pretax basis ($7.3 million after-tax). See note 4.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Measurement of Impairment for Certain Securities

In January 2009, the FASB issued FSP Emerging Issues Task Force (EITF) 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (ASC 325-40/EITF 99-20-1), to achieve more consistent determinations of whether other-than-temporary impairments of available-for-sale debt securities have occurred. This FSP aligns the impairment model for beneficial interests in securitized financial assets with that of investments in debt and equity securities. This guidance requires entities to assess whether it is probable that the holder will be unable to collect all amounts due according to the contractual terms. The FSP eliminates the requirement to consider market participants’ views of cash flows of a security in determining whether or not impairment has occurred.

The FSP was effective for interim and annual reporting periods ending after December 15, 2008 and applied prospectively. This FSP has not had a material impact on the Company’s financial position or results of operations.

Additional Disclosures for Derivative Instruments

On January 1, 2009, the Company adopted SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment to SFAS No. 133 (ASC 815-10/SFAS 161). The standard requires enhanced disclosures about derivative instruments and hedged items. No comparative information for periods prior to the effective date is required. This new guidance had no impact on how the Company accounts for its derivative instruments or hedged items.

Determining Fair Value in Inactive Markets

In October 2008, the FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (ASC 820-10/FSP SFAS 157-3). The FSP clarifies that companies can use internal assumptions to determine the fair value of a financial asset when markets are inactive, and do not necessarily have to rely on broker quotes. The FSP confirms a joint statement by the FASB and the SEC in which they stated that companies can use internal assumptions when relevant market information does not exist and provides an example of how to determine the fair value for a financial asset in a nonactive market. The FASB emphasized that the FSP is not new guidance, but rather clarifies the principles of existing guidance.

Revisions resulting from a change in the valuation technique or its application should be accounted for prospectively as a change in accounting estimate. The FSP was effective upon issuance and did not have a material impact on the accompanying combined financial statements.

On October 14, 2008, the SEC issued a letter to the FASB addressing questions regarding declines in the fair value of perpetual preferred securities, which have both debt and equity like characteristics. The SEC concluded it is permissible to use an other-than-temporary impairment model that uses debt-like characteristics of perpetual securities provided there has been no evidence of deterioration of credit (for example, a downgrade of the rating of the security below investment grade). The Company has implemented the SEC letter’s guidance and it did not have a material impact on the accompanying combined financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations (ASC 805-10/SFAS 141(R)), which is designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

The new guidance retains the fundamental requirements in previous guidance that the acquisition method of accounting be used for all business combinations. The new guidance also retains the guidance for identifying and recognizing intangible assets separately from goodwill. The most significant changes in the new guidance are: (1) acquisition costs and restructuring costs will now be expensed; (2) stock consideration will be measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; and (3) the acquirer will record a 100% step-up to fair value for all assets and liabilities, including the noncontrolling interest portion, and goodwill is recorded as if a 100% interest was acquired. The Company adopted the new guidance on January 1, 2009, and the standard is applied prospectively.

(r) Future Application of Accounting Standards

Elimination of Qualifying Special Purpose Entities

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (ASC 860-20/SFAS 166). This guidance requires entities to provide additional information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk exposure to the assets. This statement also eliminates the concept of qualifying special purpose entities, changes the requirements for the derecognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them. This statement is effective for interim or annual reporting periods beginning after November 15, 2009. The adoption of this statement will not impact on the Company’s financial position or results of operations.

Changes in the Consolidation Model for Variable Interest Entities

In June 2009, the FASB issued SFAS No. 167, Consolidation of Variable Interest Entities (ASC 810-10/SFAS No. 167), which changed how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether or not it should provide consolidated reporting of an entity based upon the entity’s purpose and design and the parent company’s ability to direct the entity’s actions. The statement is effective for interim or annual reporting periods beginning after November 15, 2009. The adoption of this statement will not impact on the Company’s financial position or results of operations.

Proposed Definition of Deferred Acquisition Costs of Insurance Entities

In November 2009, the Emerging Issues Task Force (EITF) reached a consensus that deferred acquisition costs should include costs directly related to the successful acquisition of new and renewed insurance contracts. The proposed guidance, if ratified by the FASB, could have a material impact on our accounting for costs related to policy applications that do not result in issued policies. In December 2009, the FASB issued Proposed ASU EITF 09-G, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (ASU EITF 09-G). If the proposed guidance is ratified by the FASB, this guidance would be effective for interim and annual periods ending on or after December 15, 2010.

Proposed Consideration of Majority-Owned Investments through a Separate Account

In September 2009, the FASB issued Proposed ASU EITF 09-B, Consideration of an Insurers Accounting for Majority-Owned Investments When Ownership Is Through a Separate Account (ASU EITF 09-B). If ratified, EITF 09-B would clarify that a separate account arrangement would be considered a subsidiary for purposes of evaluating whether a specific underlying investment should be consolidated. The Company would only be

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

required to consolidate a majority-owned investment if it would be consolidated within the standalone financial statements of the separate account. If enacted, this guidance would be effective for interim reporting periods beginning after December 15, 2010 and would not have a material impact on the Company’s financial statements.

Proposed Additional Loss-Contingency Disclosure

In June 2008, the FASB issued an exposure draft proposing expanded disclosures regarding loss contingencies accounted for under ASC 450-10 to 20, Accounting for Contingencies (ASC 450-10 to 20), and under ASC 805-10. The FASB plans to continue discussing this exposure draft at a future meeting. If ratified, the exposure draft will not impact our financial position or results of operations, but may require incremental disclosure related to loss contingencies.

(3) Segment Information

The Company has two primary operating segments — Term Life Insurance and Investment and Savings Products. The Term Life Insurance segment includes term life insurance products in North America that the Company originates through three life insurance company subsidiaries, PLIC, NBLIC, and PLICC. The Investment and Savings Products segment includes mutual funds and variable annuities distributed through licensed broker-dealer subsidiaries and includes segregated funds, an individual annuity savings product that the Company underwrites in Canada through PLICC. These two operating segments are managed separately because they serve different needs of the Company’s clients by the nature of the products, term life insurance protection versus wealth-building savings products. In the United States, the Company distributes mutual fund products of several third-party mutual fund companies and variable annuity products of MetLife, Inc., and its affiliates. It also earns fees for account servicing on a subset of the mutual funds it distributes. In Canada, the Company offers a Primerica-branded fund-of-funds mutual fund product, as well as mutual funds of well known mutual fund companies.

The Company also has a Corporate and Other Distributed Products segment, which consists primarily of revenues and expenses related to the distribution of non-core products, including loans, various insurance products other than core term-life insurance products, and prepaid legal services. With the exception of certain life and disability insurance products, which the Company underwrites, these products are distributed pursuant to distribution arrangements with third parties. In addition, the Company’s Corporate and Other Distributed Products segment includes unallocated corporate income and expenses, as well as administrative and sales force expenses that are not allocated to the Company’s Term Life Insurance or Investment and Savings Products segments and realized gains and losses on the Company’s investment portfolio.

The Company allocates invested assets at book value to the Term Life Insurance segment based on the book value of invested assets required to achieve a targeted Risk Based Capital (RBC) ratio for its insurance subsidiaries, with any excess invested assets, including all unrealized gains and losses allocated to Corporate and Other Distributed Products. DAC is presented in each of the segments depending on the product to which it relates.

Net investment income is allocated in a manner consistent with that used for invested assets. The Company allocates certain operating expenses associated with the Company’s sales force, including supervision, training and legal to the two primary operating segments generally based on the average number of licensed representatives in each segment for a given period. The Company also allocates technology and occupancy costs based on usage. Costs that are not allocated to the two primary segments are included in the Corporate and Other Distributed Products segment. The Company measures income and loss for the segments, on an income before income taxes basis.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Separate account assets supporting the Segregated Funds product in Canada are held in the Investment and Savings Product Segment. Excluding separate account assets, the Investment and Savings Products segment has assets of $100.6 million and $91.1 million as of December 31, 2009 and 2008, respectively. Assets specifically related to Term Life Insurance are held in that segment, with the majority of the remainder allocated to Corporate and Other Distributed Products. The following table presents certain information regarding the Company’s assets by segment as of December 31 (in thousands):

	2009	2008
Assets:
Term life insurance	$9,016,674	$8,534,143
Investment and savings products	2,192,583	1,653,504
Corporate and other distributed products	2,018,524	973,486

Total	$13,227,781	$11,161,133

The following table presents certain information regarding the Company’s operations by segment for the years ended December 31 (in thousands):

	2009	2008	2007
Revenues:
Term life insurance	$1,751,968	$1,682,852	$1,654,895
Investment and savings products	300,140	386,508	439,945
Corporate and other distributed products	168,293	127,584	295,498

Total revenues	$2,220,401	$2,196,944	$2,390,338

Income (loss) before income taxes:
Term life insurance	$668,915	$521,649	$693,439
Investment and savings products	93,404	125,163	152,386
Corporate and other distributed products	(2,364)	(293,776)	67,347

Total income before income taxes	$759,955	$353,036	$913,172

Although the Company does not view the business in terms of geographic segmentation, the following geographic statistics are provided. Canadian assets comprise 23% and 21% of total assets at December 31, 2009 and 2008, respectively. The majority of the Canadian assets are the separate accounts (see notes 2 and 8). Excluding those separate accounts, Canadian assets represented 9% and 8% of total assets at December 31, 2009 and 2008, respectively. The Company’s operations in Canada accounted for 13%, 15% and 13% of the Company’s total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. Canada’s income before income taxes accounted for 16%, 38%, and 13% of the Company’s income before income taxes for the years ended December 31, 2009, 2008 and 2007, respectively. Canada’s 2008 income before income taxes was a higher percentage of the Company’s income before income taxes due to other-than-temporary impairments on investment securities, goodwill impairment and a change in the estimation method for DAC and FPB that affected the Company’s domestic operations to a greater degree than Canada.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

(4) Investments

The cost or amortized cost, gross unrealized gains and losses, and estimated fair value of the Company’s fixed-maturity and equity securities as of December 31 were as follows (in thousands):

	2009
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale, carried at fair value:
Fixed maturities:
U.S. government and agencies	$18,452	$397	$(362)	$18,487
Foreign government	351,167	39,868	(604)	390,431
States and political subdivisions	35,591	1,044	(597)	36,038
Corporates	3,913,566	247,933	(43,852)	4,117,647
Mortgage- and asset-backed securities	1,819,282	65,675	(69,381)	1,815,576

Total fixed maturities	6,138,058	354,917	(114,796)	6,378,179
Equities	45,937	4,111	(722)	49,326

Total fixed maturities and equities	$6,183,995	$359,028	$(115,518)	$6,427,505

	2008
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale, carried at fair value:
Fixed maturities:
U.S. government and agencies	$33,234	$1,630	$(968)	$33,896
Foreign government	219,774	4,592	(12,633)	211,733
States and political subdivisions	9,641	574	(137)	10,078
Corporates	3,345,426	36,478	(405,724)	2,976,180
Mortgage- and asset-backed securities	2,191,974	49,583	(193,439)	2,048,118

Total fixed maturities	5,800,049	92,857	(612,901)	5,280,005
Equities	41,574	1,792	(7,311)	36,055

Total fixed maturities and equities	$5,841,623	$94,649	$(620,212)	$5,316,060

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

At December 31, 2009 and 2008, $1.52 billion and $3.70 billion cost of investments in equity and fixed-maturity securities exceeded their fair value by $115.5 million and $620.2 million, respectively. The following tables summarize, for all securities in an unrealized loss position at December 31, the aggregate fair value and the gross unrealized loss by length of time such securities have continuously been in an unrealized loss position (in thousands):

	2009
	Less than 12 months			12 months or longer
	Fair value	Unrealized losses	Number of securities	Fair value	Unrealized losses	Number of securities
Fixed maturities:
U.S. government and agencies	$7,612	$(104)	3	$4,844	$(258)	2
Foreign government	30,441	(341)	30	7,156	(263)	4
States and political subdivisions	15,668	(579)	7	548	(18)	1
Corporates	347,007	(6,340)	185	471,130	(37,512)	298
Mortgage- and asset- backed securities	132,369	(1,735)	50	377,035	(67,646)	199

Total fixed maturities	533,097	(9,099)		860,713	(105,697)
Equities	10,947	(492)	18	2,179	(230)	17

Total fixed maturities and equities	$544,044	$(9,591)		$862,892	$(105,927)

	2008
	Less than 12 months			12 months or longer
	Fair value	Unrealized losses	Number of securities	Fair value	Unrealized losses	Number of securities
Fixed maturities:
U.S. government and agencies	$4,123	$(968)	2	$—	$—	—
Foreign government	98,203	(8,320)	69	10,687	(4,313)	2
States and political subdivisions	158	(31)	1	467	(106)	1
Corporates	1,481,758	(194,462)	1,169	658,466	(211,262)	502
Mortgage- and asset- backed securities	473,693	(79,235)	231	334,827	(114,204)	175

Total fixed maturities	2,057,935	(283,016)		1,004,447	(329,885)
Equities	12,286	(5,147)	346	3,858	(2,164)	236

Total fixed maturities and equities	$2,070,221	$(288,163)		$1,008,305	$(332,049)

At both December 31, 2009 and 2008, 94% of the Company’s fixed-maturity investments that have been in a gross unrealized loss position for less than one year were rated investment grade. At December 31, 2009, 83% of the Company’s fixed-income securities that have been in a gross unrealized loss position for one year or longer were rated investment grade, compared with 87% a year ago.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

At December 31, 2009 and 2008, the available-for-sale mortgage-backed securities portfolio had a fair value of $1.82 billion and $2.05 billion, respectively, and included $45.0 million and $55.5 million, respectively, of securities backed by mortgages that are Alt-A or subprime.

Gross unrealized losses were lower at December 31, 2009, compared with December 31, 2008 primarily as a result of a return to more normalized market spreads. Spreads improved significantly during 2009 as credit concerns either diminished or resolved themselves. The increase in gross unrealized losses on mortgage-backed securities in 2008 as compared to 2007 was primarily related to a widening of market spreads, primarily driven by credit concerns.

The scheduled maturity distribution of the available-for-sale fixed-maturity portfolio at December 31, 2009 follows (in thousands).

	Cost or amortized cost	Fair value
Due in one year or less	$457,720	$468,416
Due after one year through five years	1,820,089	1,948,435
Due after five years through 10 years	1,577,133	1,691,928
Due after 10 years	463,834	453,824

	4,318,776	4,562,603
Mortgage- and asset-backed securities	1,819,282	1,815,576

Total fixed maturities	$6,138,058	$6,378,179

Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

The net effect on stockholder’s equity of unrealized gains and losses from investment securities at December 31 was as follows (in thousands):

	2009	2008
Net unrealized investment gains (losses) including foreign currency translation adjustment and other-than-temporary impairments	$243,510	$(525,563)
Less foreign currency translation adjustment	(43,533)	40,390
Other-than-temporary impairments	24,800	—

Net unrealized investment gains (losses) excluding foreign currency translation adjustment and other-than-temporary impairments	224,777	(485,173)
Less deferred income taxes	(78,672)	170,080

Net unrealized investment gains (losses) excluding foreign currency translation adjustment and other-than-temporary impairments, net of tax	$146,105	$(315,093)

At December 31, 2009 and 2008, the Company had an additional $17.0 million and $11.1 million, respectively, of fixed maturities classified as trading securities. Included in net investment income for the years ended December 31, 2009 and 2008 were trading portfolio gains (losses) of $1.8 million and $(1.0) million, respectively. Of the amount included in net investment income for the years ended December 31, 2009, 2008, and 2007, the Company had trading investment income (losses) from fixed maturities still owned of $1.2 million, $(2.7) million, and $(0.3) million, respectively.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Investment Income

The Company’s sources of investment income were as follows for the years ended December 31 (in thousands):

	2009	2008	2007
Bonds	$352,753	$311,442	$325,661
Preferred and common stock	6,923	(2,789)	247
Policy loans	1,549	1,773	2,079
Cash equivalents	2,887	16,248	13,519
Other	299	1,468	2,007

Total investment income	364,411	328,142	343,513
Investment expenses	13,085	14,107	14,904

Net investment income	$351,326	$314,035	$328,609

Proceeds and gross realized investment gains and losses resulting from sales or other redemptions of investment securities for the years ended December 31 were as follows (in thousands):

	2009	2008	2007
Proceeds from sales or other redemptions	$1,592,687	$1,453,956	$1,616,424

Gross realized:
Gains from sales	$42,983	$12,933	$15,173
Losses from sales	(3,518)	(2,546)	(1,110)
Losses from other-than-temporary impairments	(61,394)	(114,022)	(6,334)
Gains (losses) from derivatives	(41)	155	(1,202)

Net realized investment (losses) gains	$(21,970)	$(103,480)	$6,527

The amount of gross realized investment gains (losses) that were reclassified from accumulated other comprehensive income was $(22.0) million, $(103.6) million and $7.7 million at December 31, 2009, 2008 and 2007, respectively.

Other-Than-Temporary Impairment

Bonds with a book value of $5.8 million and $12.9 million and a fair value of $9.8 million and $12.8 million were in default at December 31, 2009 and 2008, respectively. Impairments on those securities totaling $20.3 million, $37.8 million and $0.1 million were recognized as realized losses in the accompanying combined statements of income for 2009, 2008 and 2007, respectively.

Impairments recognized in the accompanying combined statements of income as realized losses on bonds not in default and equity securities totaled $38.8 million, $66.5 million and $6.2 million for bonds at December 31, 2009, 2008 and 2007, respectively, and $2.4 million, $9.7 million and $0.0 million for preferred and common stocks, respectively. The bonds were considered to be other-than-temporarily impaired due to adverse credit events, such as news of an impending filing for bankruptcy; analyses of the issuer’s most recent financial statements or other information in which liquidity deficiencies, significant losses and large declines in capitalization were evident; and analyses of rating agency information for issuances with severe ratings downgrades that indicated a significant increase in the possibility of default. Additionally, asset-backed and

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

mortgage-backed securities that were impaired were shown to have a loss based on a combination of a high delinquency rate, default rate, prepayment rate, loss severity (including remaining subordination, if any) and expectations about future performance.

Additionally, various asset-backed and mortgage-backed securities were impaired due to changes in expected cash flows for the underlying collateral loans. The changes were driven primarily by revised forecasts using updated assumptions for delinquency rates, default rates, prepayment rates, loss severities and remaining credit subordination. These revisions were factored into updated cash flow projections where applicable using either publicly available or proprietary models. Regardless of their default status, individual securities were impaired if updated cash flow projections indicated an adverse change. Due to deterioration across the forecasted assumptions for these securities, impairments were recognized in the accompanying combined statements of income totaling $6.3 million for the year ended December 31, 2009, compared with $9.8 million in 2008. These amounts are included in the impairment losses discussed previously. There were no impairments on these securities during the year ended December 31, 2007.

Management has determined that the unrealized losses on the Company’s investments in fixed-maturity and equity securities at December 31, 2009 are temporary in nature. The Company conducts a review each quarter to identify and evaluate impaired investments that have indications of possible other-than-temporary impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects for the issue, and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, which may be maturity. The Company’s review for other-than-temporary impairment generally entails:

•

Analysis of individual investments that have fair values less than a pre-defined percentage of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	Analysis of corporate bonds by reviewing the issuer’s most recent performance to date, including analyst reviews, analyst outlooks and rating agency information;

•

Analysis of commercial mortgage-backed bonds based on the risk assessment of each security including performance to date, credit enhancement, risk analytics and outlook, underlying collateral, loss projections, rating agency information and available third-party reviews and analytics;

•	Analysis of residential mortgage-back bonds based on loss projections provided by models compared to current credit enhancement levels;

•	Analysis of the Company’s other investments, as required based on the type of investment; and

•	Analysis of all downward credit migrations that occurred during the quarter.

Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments inherently are subject to change in subsequent reporting periods.

As of December 31, 2009, the unrealized losses on the Company’s investment portfolio were largely caused by interest rate sensitivity and changes in credit spreads. We believe that fluctuations caused by interest rate movement has little bearing on the recoverability of our investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Recognition and Measurement of Other-Than-Temporary Impairment

The following table presents the net other-than-temporary impairments (OTTI) recognized during the year ended December 31, 2009 (in thousands).

Impairment losses related to securities which the Company does not intend to sell or is more-likely-than-not that it will be required to sell:
Total OTTI losses recognized during the year ended December 31, 2009	$34,616
Less portion of OTTI loss recognized in accumulated other comprehensive income (loss)	(13,573)

Net impairment losses recognized in earnings for securities that the Company does not intend to sell or is more-likely-than-not that it will be required to sell	21,043

OTTI losses recognized in earnings for securities that the Company intends to sell or more-likely-than-not will be required to sell before recovery	40,351

Net other-than-temporary impairments recognized in earnings	$61,394

The 12 month roll-forward of the credit-related losses recognized in earnings for all securities still held at December 31, 2009 is as follows (in thousands):

	Cumulative other-than-temporary impairment credit losses recognized in earnings for available-for-sale securities
	January 1, 2009 cumulative OTTI credit losses recognized for securities still held	Additions for OTTI securities where no credit losses were recognized prior to January 1, 2009	Additions for OTTI securities where credit losses have been recognized prior to January 1, 2009	Reductions due to sales of credit impaired securities	December 31, 2009 cumulative OTTI credit losses recognized for securities still held
U.S. government and agencies	$—	$—	$—	$—	$—
Foreign government	—	—	—	—	—
States and political subdivisions	—	—	—	—	—
Corporates	72,211	40,922	11,778	(42,498)	82,413
Mortgage- and asset-backed	9,776	2,542	3,797	—	16,115

Total OTTI credit losses recognized on available-for-sale fixed-maturity securities	$81,987	$43,464	$15,575	$(42,498)	$98,528

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Fair Value

The Company’s estimated fair value and hierarchy classifications at December 31, 2009 are as follows (in thousands):

	Level 1	Level 2	Level 3	Fair value
Assets:
Fixed maturities:
U.S. government and agencies	$—	$18,487	$—	$18,487
Foreign government	—	390,431	—	390,431
States and political subdivisions	—	36,038	—	36,038
Corporates	—	4,097,202	20,445	4,117,647
Mortgage- and asset-backed securities	—	1,066,966	748,610	1,815,576

Total fixed-maturity securities	—	5,609,124	769,055	6,378,179
Trading securities	—	16,996	—	16,996
Equity securities	15,575	31,535	2,216	49,326
Separate accounts	—	2,093,342	—	2,093,342

Total assets	$15,575	$7,750,997	$771,271	$8,537,843

Liabilities:
Currency swaps and forwards	$—	$2,707	$—	$2,707
Separate accounts	—	2,093,342	—	2,093,342

Total liabilities	$—	$2,096,049	$—	$2,096,049

The Company’s estimated fair value and hierarchy classifications at December 31, 2008 are as follows (in thousands):

	Level 1	Level 2	Level 3	Fair value
Assets:
Fixed maturities:
U.S. government and agencies	$—	$33,896	$—	$33,896
Foreign government	—	211,733	—	211,733
States and political subdivisions	—	10,078	—	10,078
Corporates	—	2,963,596	12,584	2,976,180
Mortgage- and asset-backed securities	—	1,322,490	725,628	2,048,118

Total fixed-maturity securities	—	4,541,793	738,212	5,280,005
Trading securities	—	11,094	—	11,094
Equity securities	11,685	23,173	1,197	36,055
Separate accounts	—	1,564,111	—	1,564,111

Total assets	$11,685	$6,140,171	$739,409	$6,891,265

Liabilities:
Currency swaps and forwards	$—	$1,420	$—	$1,420
Separate accounts	—	1,564,111	—	1,564,111

Total liabilities	$—	$1,565,531	$—	$1,565,531

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

In assessing fair value of its investments, the Company uses a third-party pricing service for approximately 94% of its publicly traded securities. The remaining public securities are primarily valued using non-binding broker quotes. The Company uses an independent asset management service to value its private securities. The asset manager uses a public corporate spread model that calculates a price for the private issues. The pricing is based on public corporate spreads having similar tenors (e.g., sector, average life and quality rating); liquidity and yield based on quality rating, average life and treasury yields. All data inputs come from observable data corroborated Barclays Capital Live and/or the JP Morgan Global High yield index.

The Company performs internal reasonableness assessments on fair value determinations within its portfolio. If a fair value appears erroneous, the Company will re-examine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, the Company will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, the Company will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. The Company does not adjust quotes or prices except in a rare circumstance to resolve a known error.

Because many fixed income securities do not trade on a daily basis, fair value is determined using industry-standard methodologies by applying available market information through processes such as U.S. Treasury curves, benchmarking of like-securities, sector groupings, quotes from market participants and matrix pricing. Observable information is compiled and integrates relevant credit information, perceived market movements and sector news. Additionally, security prices are periodically back-tested to validate and/or refine models as conditions warrant. Market indicators and industry and economic events are also monitored as triggers to obtain additional data. For certain structured securities with limited trading activity, industry-standard pricing methodologies use adjusted market information, such as index prices or discounting expected future cash flows, to estimate fair value. If these measures are not deemed observable for a particular security, the security will be classified as Level 3 in the fair value hierarchy.

Where specific market information is unavailable for certain securities, pricing models produce estimates of fair value primarily using Level 2 inputs along with certain Level 3 inputs. These models include matrix pricing. The pricing matrix uses current treasury rates and credit spreads received from third-party sources to estimate fair value. The credit spreads incorporate the issuer’s industry- or issuer-specific credit characteristics and the security’s time to maturity, if warranted. Remaining un-priced securities are valued using an estimate of fair value based on indicative market prices that include significant unobservable inputs not based on, nor corroborated by, market information, including the utilization of non-binding broker quotes. The following table presents changes in the Level 3 fair-value category (in thousands):

Level 3 Assets as of December 31, 2007	$28,194
Net unrealized through other comprehensive income	(127,425)
Transfers in and/or out of Level 3	832,922
Additions/deductions	5,718

Level 3 Assets as of December 31, 2008	739,409
Net unrealized through other comprehensive income	12,818
Transfers in and/or out of Level 3	11,959
Additions/deductions	7,085

Level 3 Assets as of December 31, 2009	$771,271

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

During 2008, the Company transferred $841.2 million of investment securities from Level 2 to Level 3 as the availability of observable pricing inputs continued to decline due to the current credit crisis. After transfer into Level 3, these securities had a net unrealized loss through other comprehensive income of $125.4 million.

The Company elected the fair value option for equity investments that are not in the Russell 3000 Index. The following table presents the fair value of the equity securities selected for fair value accounting, as well as changes in fair value included in net investment income, as of and for the years ended December 31 (in thousands):

	2009	2008
Fair value as of January 1	$4,579	$15,166
Fair value as of December 31	7,693	4,579

	2009	2008	2007
Fair value gains (losses) included in net investment income	$3,101	$(5,397)	$3,900

Derivatives

The Company held a number of foreign currency swap contracts with an aggregate fair value of $(2.7) million and $(1.9 million) at December 31, 2009 and 2008, respectively. The maturity of each of these contracts varies, with maturity dates through May 2015. The Company uses foreign currency swaps to reduce the Company’s foreign exchange risk due to exposure to foreign exchange rates that results from direct foreign currency investments.

The Company held a number of foreign currency forward contracts with an aggregate fair value of $25 thousand at December 31, 2009, and $0.5 million at December 31, 2008. The maturity of each of these contracts varies, with no maturity date extending beyond March 2010. Forward contracts are used on an ongoing basis to reduce the Company’s exposure to foreign exchange rates that result from direct foreign currency investments.

The aggregate notional balances of the Company’s derivatives were $21.7 million and $25.9 million at December 31, 2009 and 2008, respectively.

The Company has a deferred loss of $26.4 million related to closed forward contracts that were used to hedge the Company’s exposure to foreign currency exchange rates that resulted from the net investment in the Company’s Canadian operations. This amount is included in accumulated other comprehensive income.

Assets on Deposit

As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders with a fair value of $18.6 million at both December 31, 2009 and 2008.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

(5) Financial Instruments

The carrying values and estimated fair values of the Company’s financial instruments as of December 31 were as follows (in thousands):

Financial instruments	2009		2008
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets:
Fixed-maturity securities	$6,378,179	$6,378,179	$5,280,005	$5,280,005
Trading securities	16,996	16,996	11,094	11,094
Equity securities	49,326	49,326	36,055	36,055
Policy loans and other invested assets	26,947	26,947	28,304	28,304
Cash and cash equivalents	625,260	625,260	302,354	302,354
Separate accounts	2,093,342	2,093,342	1,564,111	1,564,111

Liabilities:
Currency swaps and forwards	$2,707	$2,707	$1,420	$1,420
Separate accounts	2,093,342	2,093,342	1,564,111	1,564,111

The fair values of financial instruments presented above are estimates of the fair values at a specific point in time using various sources and methods, including market quotations and a complex matrix system that takes into account issuer sector, quality, and spreads in the current marketplace.

The carrying amounts for receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the above table. The preceding table also excludes liabilities for future policy benefits and unpaid policy claims as these liabilities are not financial instruments as defined by GAAP.

Estimated fair values of investments in fixed-maturity securities are principally a function of current spreads and interest rates that are primarily provided by a third-party vendor. Therefore, the fair values presented are indicative of amounts the Company could realize or settle at the respective balance sheet date. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity. Trading securities, which primarily consist of bonds, are carried at fair value. Equity securities, including common and nonredeemable preferred stocks, are carried at fair value. The carrying value of policy loans and other invested assets and cash and cash equivalents approximates fair value. Segregated funds in separate accounts are carried at the underlying value of the variable annuity contracts, which is fair value. Derivative instruments are stated at fair value based on market prices.

(6) Insurance Reserves

In 2008, the Company revised its estimates of DAC and FPB. The revised estimates are based on a policy-by-policy approach rather than on an aggregated basis. Furthermore, under the new estimation method, if policies lapse at a rate other than what was originally assumed, the DAC and FPB are immediately revised, whereas under the previous estimation method, the financial impact of such variances was recorded prospectively over the remaining life of the aggregate block of policies. The Company accounted for this change in accounting estimate effected by a change in accounting principle prospectively, resulting in the recognition of a net pretax loss of $191.7 million in the accompanying combined statements of income for the year ended December 31, 2008.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

(7) Deferred Policy Acquisition Costs

The balances of and changes in DAC as of and for the years ended December 31 are as follows (in thousands):

Balance at December 31, 2006	$2,408,444
SOP 05-1 (included in ASC 944) transition adjustment	(48,108)
Capitalization	425,261
Amortization	(321,060)
Foreign exchange and other	45,508

Balance at December 31, 2007	2,510,045
Capitalization	432,071
Amortization	(144,490)
Foreign exchange and other	(70,204)

Balance at December 31, 2008	2,727,422
Capitalization	391,079
Amortization	(381,291)
Foreign exchange and other	52,695

Balance at December 31, 2009	$2,789,905

Also see note 6 for the change in accounting estimate related to DAC.

(8) Separate Accounts

The Funds consist of a series of six banded investment funds known as the Asset Builder Funds and a money market fund known as the Cash Management Fund. The principal investment objective of each of the Asset Builder Funds is to achieve long-term growth while preserving capital through a diversified portfolio of publicly traded Canadian stocks, investment grade corporate bonds, Government of Canada bonds, and foreign equity investments. The Cash Management Fund invests in government guaranteed short-term bonds and short-term commercial and bank papers, with the principal investment objective being the provision of interest income while maintaining liquidity and preserving capital.

Payments to policyholders under these contract offerings are only due upon death or upon a specific maturity date. Payments are based on the value of the policyholder’s units in the portfolio at the payment date, but are guaranteed to be no less than 75% of the policyholder’s contribution. Account values are not guaranteed for withdrawn units if policyholders make withdrawals prior to the maturity dates. Maturity dates vary policy-by-policy and range from ten to fifty years from the policy issuance date.

Both the asset and the liability for the separate accounts reflect the value of the underlying assets in the portfolio as of the reporting date. The Company’s exposure to losses under the guarantee is limited to policyholder accounts that have declined in value more than 25% since the original funding date and are approaching their maturity dates. Because maturity dates range from ten to fifty years, the likelihood of accounts meeting both of these criteria at any given point is very small. Additionally, the portfolio consists of a very large number of individual contracts, further spreading the risk related to the guarantee being exercised upon death. The length of the contract terms provides significant opportunity for the underlying portfolios to recover any short-term losses prior to maturities or deaths of the policyholders.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

The Company periodically assesses the exposure related to these contracts to determine whether any additional liability should be recorded. As of December 31, 2009 and December 31, 2008, there is no additional liability for these contracts.

(9) Reinsurance

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk it has with any reinsurer, as well as the financial condition of the reinsurers. At December 31, 2009 and 2008, the Company had reinsured approximately 64.5% and 64.1% of the face value of life insurance in-force. As of December 31, 2009, approximately 59.9% of the total face amount reinsured was ceded to the following four reinsurers:

•	Scor Global Life Reinsurance Companies

•	Generali USA Life Reassurance Company

•	RGA Reinsurance Company

•	Swiss Re Life & Health America Inc.

These reinsurers had a minimum Standard & Poor’s rating of A and A.M. Best rating of A- as of December 31, 2009. The Company has not experienced any credit losses related to these reinsurers during the three-year period ended December 31, 2009. The Company has set a limit on the amount of insurance retained on the life of any one person at $1 million.

The following table presents the net life insurance in-force as of December 31 (in millions):

	2009	2008
Direct life insurance in-force	$654,153	$640,382
Amounts ceded to other companies	(421,603)	(410,881)

Net life insurance in-force	$232,550	$229,501

The Company has also reinsured accident and health risks representing $1.3 million of premium income for the year ended December 31, 2009. The Company did not reinsure accident and health premiums during 2008.

In 2009 and 2008, policy reserves and claim liabilities relating to insurance ceded of $867.2 million and $838.9 million, respectively, are included in due from reinsurers on the accompanying combined balance sheets. These amounts include ceded reserve balances and ceded claim liabilities. Should any of the reinsurers be unable to meet their obligation at the time of the claim, the Company would be obligated to pay such claims. The revision of the Company’s estimation process for DAC and FPB in 2008 resulted in a decrease in the reinsurance policy reserves of $1.8 million. See note 6.

Included in the amounts listed above, as of December 31, 2009 and 2008, the Company had paid $55.1 million and $41.5 million, respectively, of ceded benefits that are recoverable from reinsurers.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

The following table sets forth the amounts attributable to significant reinsurers (in millions):

	December 31
	2009			2008
	Reinsurance receivable	A.M. Best rating		Reinsurance receivable	A.M. Best rating
Swiss Re Life & Health America Inc.	$182.8	A		$190.3	A
SCOR Global Life Reinsurance Companies	149.8	A	-	142.0	A	-
Generali USA Life Reassurance Company	117.1	A		113.5	A
Transamerica Reinsurance Companies	100.9	A		99.0	A
Munich American Reassurance Company	84.3	A	+	81.8	A	+
RGA Reinsurance Company	73.4	A	+	63.8	A	+
Scottish Re Companies	51.2	E		49.2	C	-
The Canada Life Assurance
Company	40.6	A	+	37.6	A	+

Certain reinsurers with which the Company does business receive group ratings. Individually, those reinsurers are Scor Global Life Re Insurance Company of Texas, Scor Global Life U.S. Re Insurance Company, Transamerica Financial Life Insurance Company, Transamerica Life Insurance Company, Scottish Re (U.S.) Inc., and Scottish Re Life Corporation.

Scottish Re has been operating its business in run-off under an Order of Supervision with the Delaware Department of Insurance since January 2009. Although it is possible that given Scottish Re’s financial difficulties the Company may not recover all amounts due, given that they have continued to pay their claims timely and that the Company can pursue novation of the business if necessary, the Company does not believe that it is probable that such a loss will occur. As such, no write-downs have been taken of amounts due from this reinsurer. The Company will continue to monitor Scottish Re and will take appropriate action in the future, if and when that becomes necessary.

The Company’s reinsurance contracts typically do not have a fixed term. In general, the reinsurers’ ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or nonpayment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to the future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of the liabilities ceded under contract that provide for the payment of experience refunds is immaterial.

(10) Related-Party Transactions

During the year ended December 31, 2009, the Company declared dividends to the Parent of $193.9 million, of which $44.9 million was paid. As of December 31, 2009, the Company had a dividend payable to the Parent of $149.0 million for the remainder. This amount is included in due to affiliates in the accompanying combined balance sheet. During the years ended December 31, 2008 and 2007, the Company paid dividends to the Parent of $422.9 million and $319.3 million, respectively.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

The Company has agreements with the Parent in relation to unvested stock awards and other payables related to stock awards. The Company pays the Parent as the awards vest. The total payable to the Parent for the years ended December 31, 2009 and 2008 were $36.3 million and $37.0 million, respectively. During 2007, the Parent changed the terms of settlement for the awards. See note 14. These amounts are included in due to affiliates in the accompanying combined balance sheets.

The Company has arrangements with various Citigroup affiliates whereby the affiliates provide payroll processing services and pay for employee benefits and various shared services on behalf of the Company. The Company incurred expenses in connection with these services of $34.1 million, $34.2 million, and $26.5 million during 2009, 2008, and 2007, respectively, and these are included in other operating expenses in the accompanying combined statements of income.

Under an agreement with Citicorp Trust Bank (CTB), a wholly owned subsidiary of the Parent, the Company provides CTB with certain services related to the origination of their consumer loans. Revenues earned in connection with such services were $27.3 million, $66.2 million, and $87.4 million during 2009, 2008, and 2007, respectively, and are included in commissions and fees in the accompanying combined statements of income. At December 31, 2009 and 2008, there were no amounts due from or to CTB under this arrangement.

Under an agreement with CitiMortgage, Inc., a wholly owned subsidiary of the Parent, the Company provides CitiMortgage, Inc. with certain services related to the origination of their consumer loans. Revenues earned by the Company under this arrangement during 2009 were immaterial. The revenues earned in connection with such services were $1.5 million and $1.8 million during 2008 and 2007, respectively, and are included in commissions and fees in the accompanying combined statements of income. There were no amounts due from or to CitiMortgage, Inc., related to these services at December 31, 2009. At December 31, 2008, the Company had a $0.1 million receivable related to these services. This amount is included in due from affiliates in the accompanying combined balance sheets.

Under an agreement with CMFC, Inc., a wholly owned subsidiary of the Parent, the Company provides CMFC, Inc. with certain services related to the origination of their consumer loans. The revenues earned in connection with such services were $0.1 million in 2009, $0.3 million in 2008, and $0.6 million during 2007, and are included in commissions and fees in the accompanying combined statements of income. There were no amounts due from or to CMFC, Inc. at December 31, 2009. At December 31, 2008, the Company had a receivable of $0.1 million related to these services. This amount is included in due from affiliates in the accompanying combined balance sheets.

Under an agreement with Citibank, N.A., a wholly owned subsidiary of the Parent, the Company provides Citibank, N.A. with certain services related to the origination of their personal unsecured loans. The revenues earned in connection with such services were $0.8 million, $1.5 million, and $2.0 million during 2009, 2008, and 2007, respectively, and are included in commissions and fees in the accompanying combined statements of income. At both December 31, 2009 and 2008, the Company had receivables of $0.1 million related to these services. These amounts are included in due from affiliates in the accompanying combined balance sheets.

Under an agreement with The Student Loan Corporation, a wholly owned subsidiary of the Parent, the Company provides The Student Loan Corporation with certain services related to the origination of their student loans. The revenues earned for these services were immaterial during the three-year period ended December 31, 2009. There were no related receivables due at December 31, 2009 or 2008.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Under an agreement with Citifinancial Canada, Inc. (Citifinancial), a wholly owned subsidiary of the Parent, the Company provides Citifinancial with certain services related to the origination of their consumer loans. The revenues earned in connection with such services were $1.5 million, $5.7 million, and $5.8 million during 2009, 2008, and 2007, respectively, and are included in commissions and fees in the accompanying combined statements of income. At December 31, 2009 and 2008, the Company had receivables of $0.2 million and $0.5 million, respectively, related to these services. These amounts are included in due from affiliates in the accompanying combined balance sheets.

Under an agreement with CitiStreet, a wholly owned subsidiary of the Parent, the Company provides CitiStreet with customer referrals for 401(k) related services. CitiStreet was sold in July 2008. The related party revenues earned in connection with these services were $0.4 million and $0.9 million during 2008 and 2007, respectively, and are included in commissions and fees in the accompanying combined statements of income.

Under an agreement with American Health and Life Insurance Company (AH&L), a wholly owned subsidiary of the Parent, AH&L provides the Company with certain administrative, claims, and underwriting services under its credit line of business. The amounts incurred in connection with such services were $0.1 million in each of 2009, 2008 and 2007, and are included in insurance commissions in the accompanying combined statements of income. At December 31, 2009, the Company had a receivable of $0.3 million related to these services. This amount is included in due from affiliates in the accompanying combined balance sheets. There were no amounts due from or to AH&L related to these services at December 31, 2008.

The Company has an agreement with Citigroup Alternative Investments LLC (CAI), a wholly owned subsidiary of the Parent, whereby CAI provides the Company with advisory services related to certain investments. The amounts incurred by the Company in connection with these services were immaterial during 2009. The amounts incurred in connection with such services were $0.1 million and $0.9 million during 2008, and 2007, respectively, and are included in net investment income in the accompanying combined statements of income. There were no amounts due from or to CAI at December 31, 2009. At December 31, 2008, the Company had a $0.1 million payable related to these services. This amount is included in due to affiliates in the accompanying combined balance sheets.

Under agreements with CitiLife Financial Limited and CitiSolutions Financial Limited, wholly owned subsidiaries of the Parent, the Company received expense reimbursements from these affiliates of $0.4 million, $0.6 million and $1.0 million during 2009, 2008 and 2007, respectively. These amounts are included in insurance expenses in the accompanying combined statements of income.

The Company has an intercompany borrowing agreement with the Parent, whereby the Company may, from time to time, at its sole discretion, make one or more loans (the Loans) to the Parent, or may borrow from the Parent for its general corporate purposes. The Loans are available from the date of the agreement until terminated. Each loan bears interest for each day at the per annum commercial paper borrowing rate offered on such day. Each loan is payable by the Parent on demand, or may be prepaid in whole or in part at any time or from time to time prior to demand, without penalty. The Parent pays interest on the unpaid principal amount of each loan from the Company in arrears on the last business day of each calendar month. Either party may terminate this agreement at any time on not less than five business days’ written notice. Upon termination of the agreement, the Parent pays the unpaid principal amount of each loan, with all accrued interest. At both December 31, 2009 and 2008, the Company held a promissory note receivable from the Parent in the amount of $0.3 million. These amounts are included in due to affiliates in the accompanying combined balance sheets. In relation to this agreement, the Company earned no interest income during 2009 and $0.1 million during both 2008 and 2007. These amounts are included in net investment income in the accompanying combined statements of income.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

At December 31, 2009 and 2008, the Company had a payable to Associated Madison, a wholly owned subsidiary of the Parent, in the amount of $3.9 million and $2.7 million, respectively. These balances relate to tax payments and other operating items. These amounts are included in due to affiliates in the accompanying combined balance sheets.

The Company uses Citibank banking services in the ordinary course of business and pays bank charges related to these services. Citibank is a wholly owned subsidiary of the Parent. Bank charges incurred in connection with these services was $0.9 million during 2009, 2008, and 2007, and are included in other operating expenses in the accompanying combined statements of income.

The Company has an arrangement with Citicorp Data Systems, Inc. (CDS), a wholly owned subsidiary of the Parent, whereby CDS provides customer service telephone support for the Company. The Company incurred fees in connection with these services of $6.4 million, $6.8 million, and $6.3 million during 2009, 2008, and 2007, respectively, and these amounts are included in other operating expenses in the accompanying combined statements of income.

The Company has arrangements with Citifinancial and various other Citigroup affiliates whereby the Company provides printing and distribution services to the affiliates. The Company earned revenues in connection with these services of $3.3 million, $5.4 million, and $7.3 million during 2009, 2008, and 2007, respectively, and is included in other revenues, net in the accompanying combined statements of income. At December 31, 2009 and 2008, the Company had receivables of $0.8 million and $0.6 million, respectively, related to these services. These amounts are included in due from affiliates in the accompanying combined balance sheets.

The Company signed an agreement in June 2009 to sublease from the Parent approximately 31,700 square feet of office space in Long Island City, New York. The term of the lease commenced in September 2009 and is due to expire in September 2014. Concurrent with the new lease arrangement, the Parent and the Company terminated a lease for approximately 53,000 square feet of office space in New York, New York under a fifteen-year lease that was due to expire in December 2010. In connection with this lease arrangement, the Company incurred expense of $0.9 million in both 2009 and 2008, and $0.8 million in 2007. These amounts are included in other operating expenses in the accompanying combined statements of income.

At December 31, 2009 and 2008, the Company had miscellaneous receivables from affiliates of $0.2 million and $0.3 million, respectively. These amounts are included in due from affiliates in the accompanying combined balance sheets. At December 31, 2009 and 2008, the Company had miscellaneous payables to affiliates of $0.1 million and $0.6 million, respectively. These amounts are included in due to affiliates in the accompanying combined balance sheets.

(11) Goodwill and Intangible Assets

We tested goodwill as of July 1, 2008. Prior to our goodwill testing, we had $195 million of goodwill. The results of the first step of the impairment test showed no indication of impairment in any reporting unit and accordingly, we did not perform the second test of the impairment test. However, we are also required to test goodwill for impairment whenever events and circumstances make it more likely than not that impairment may have occurred. During the period beginning mid-November through year-end 2008, we observed rapid deterioration in the financial markets as well as in the global economic outlook. As such, we performed another goodwill impairment test as of December 31, 2008. The non-life reporting unit fair value exceeded its book

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

value, and as such, did not require any further impairment analysis. However, the fair value of the life reporting unit did not exceed its book value. Therefore, we performed the second step of the goodwill impairment analysis for the life unit to determine the appropriate amount of goodwill that would remain on the balance sheet.

The second step of the goodwill impairment analysis involves calculating the implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in the first step over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. If the amount of goodwill allocated to the reporting unit exceeds the implied fair value of the goodwill in the pro forma purchase price allocation, an impairment charge is recorded for the excess. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently, even if the fair value of the reporting unit recovers.

In December 2008, we noted that market deterioration, including a liquidity crisis, resulted in a significant increase in the discount rates being used to value businesses relative to prior periods. For example, we observed that discount rates had risen materially during the fourth quarter of 2008. The increase in discount rates was the primary cause of the decline in value.

Using discount rates and various other assumptions relevant as of December 31, 2008, we valued the net assets and identifiable intangibles of our life reporting unit using a discounted cash flow method. The second step of the impairment analysis determined that there was no goodwill remaining in our life reporting unit. The full impairment of goodwill in the life reporting unit reflects the material increases in the discount rate as mentioned previously. Additionally, a significant portion of the value of our discounted cash flows was related to the intangible asset representing our distribution model, which significantly exceeded its carrying value.

As a result, we recorded a pre-tax impairment charge of $195.0 million in the Corporate and Other Distributed Products segment as of December 31, 2008. We also performed impairment assessments on our remaining assets in accordance with applicable GAAP requirements. The additional assessments determined that there were no further impairments as of December 31, 2008.

The components of intangible assets as of December 31 were as follows (in thousands):

	2009
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible asset	$84,871	$51,251	$33,620
Indefinite-lived intangible asset	45,275	—	45,275

Total intangible assets	$130,146	$51,251	$78,895

	2008
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible asset	$84,871	$47,712	$37,159
Indefinite-lived intangible asset	45,275	—	45,275

Total intangible assets	$130,146	$47,712	$82,434

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Effective July 1, 1995, a lump sum was paid to Management Financial Services, Inc. in connection with the termination of its sales agreement. The amortization of this contract buyout is calculated on a straight-line basis over 24 years, which represents the life of the non-compete agreement. Intangible asset amortization expense was $3.5 million in each of 2009, 2008 and 2007. The amortization expense is expected to be $3.5 million annually thereafter.

The Company carries an intangible asset in the amount of $45.3 million related to the 1988 purchase of the right to contract with the sales representative force. This asset represents the marketing model for the Company, and as such, is considered to have an indefinite life. No amortization was recognized on this asset during the three-year period ended December 31, 2009.

The indefinite-lived intangible asset representing the right to contract with the sales representative field force represents the core distribution model of our business, which is our primary competitive advantage to profitably distribute term life insurance products on a significant scale. As noted above, the intangible asset is supported by a significant portion of the discounted cash flows of our future business. Therefore the fair value of this asset exceeds its book value as of December 31, 2009 and no impairment was recorded.

As of December 31, 2009, the Company assessed the amortizing intangible asset for impairment. This asset is supported by a non-compete agreement with the founder of our business model. The impairment review of this amortizing asset is based on an undiscounted cash flow analysis. No impairment of this asset was recognized as of December 31, 2009.

(12) Income Taxes

Income tax expense (benefit) attributable to income from continuing operations consists of the following (in thousands):

	Current	Deferred	Total
Year ended December 31, 2009:
Federal	$217,339	$6,623	$223,962
Foreign	68,732	(25,949)	42,783
State and local	(890)	(489)	(1,379)

Total tax expense	$285,181	$(19,815)	$265,366

Year ended December 31, 2008:
Federal	$216,250	$(70,432)	$145,818
Foreign	32,229	8,934	41,163
State and local	(1,373)	(254)	(1,627)

Total tax expense	$247,106	$(61,752)	$185,354

Year ended December 31, 2007:
Federal	$245,975	$35,327	$281,302
Foreign	30,549	6,770	37,319
State and local	1,640	(723)	917

Total tax expense	$278,164	$41,374	$319,538

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Total income tax expense is different from the amount determined by multiplying earnings before income taxes by the statutory federal tax rate of 35%. The reason for such difference is as follows (in thousands):

	2009		2008		2007
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Computed “expected” tax expense	$265,984	35.00%	$123,562	35.00%	$319,610	35.00%
Change in tax contingency accrual	(2,632)	(0.35)	1,132	0.32	4,106	0.45
Goodwill impairment	—	—	68,248	19.33	—	—
Other	2,014	0.27	(7,588)	(2.15)	(4,178)	(0.44)

	$265,366	34.92%	$185,354	52.50%	$319,538	35.01%

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The main components of deferred income tax assets and liabilities as of December 31, were as follows (in thousands):

	2009	2008
Deferred tax assets:
Deferred compensation — employee benefits	$45,548	$61,151
Policy benefit reserves and unpaid policy claims	5,775	—
Investments	—	200,155
Other	32,230	23,777

Total deferred tax assets	83,553	285,083

Deferred tax liabilities:
Deferred policy acquisition costs	(727,373)	(716,678)
Investments	(35,513)	—
Policy benefit reserves and unpaid policy claims	—	(21,106)
Unremitted earnings on foreign subsidiaries	(68,481)	(34,367)
Other	(51,913)	(63,922)

Total deferred tax liabilities	(883,280)	(836,073)

Net deferred tax liabilities	$(799,727)	$(550,990)

The majority of the deferred tax asset is attributable to the difference between the GAAP and tax bases of the capital accumulation program, commissions and retirement benefits. The deferred tax liabilities for DAC represent the difference between the policy acquisition costs capitalized for GAAP purposes and those capitalized for tax purposes, as well as the difference in the resulting amortization methods. The deferred tax liability for policy benefit reserves and unpaid policy claims represents the difference between the financial statement carrying value and tax basis for liabilities for future policy benefits. The tax basis for policy benefit reserves and unpaid policy claims are actuarially determined in accordance with guidelines set forth in the Internal Revenue Code.

No valuation allowance has been recorded relating to the Company’s deferred tax assets for the years ended December 31, 2009 and 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the Company’s deferred tax assets.

The Company had no operating losses or tax credit carryforwards available for tax purposes for the years ended 2009, 2008, and 2007.

Effective January 1, 2007, the Company recognized a $9.5 million increase in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 retained earnings balance.

The following is a rollforward of the Company’s unrecognized tax benefits (in thousands):

Balance at January 1, 2008	$42,469
Increase in unrecognized tax benefits — prior period	—
Increase in unrecognized tax benefits — current period	4,588
Decrease in unrecognized tax benefits related to settlements with taxing authorities	(271)
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations	(4,974)

Balance at December 31, 2008	41,812
Increase in unrecognized tax benefits — prior period	864
Increase in unrecognized tax benefits — current period	2,286
Decrease in unrecognized tax benefits related to settlements with taxing authorities	—
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations	(18,354)

Balance at December 31, 2009	$26,608

The total amount of unrecognized tax benefits at December 31, 2009 and 2008 that, if recognized, would affect the Company’s effective tax rate is $20.5 million and $20.1 million, respectively.

The Company recognizes interest expense related to unrecognized tax benefits in tax expense net of federal; income tax. The total amounts of accrued interest and penalties in the Company’s balance sheet as of December 31, 2009 and 2008, are $3.5 million and $6.8 million, respectively. The Company recognized interest (benefit)/expense related to unrecognized tax expense in the combined statements of income of $(3.1) million, $1.1 million, and $1.3 million during 2009, 2008, and 2007, respectively. The Company has no penalties included in calculating its provision for income taxes. All tax liabilities are payable to the Parent.

There is no significant change that is reasonably possible to occur within twelve months of the reporting date.

The major tax jurisdictions in which the Company operates are the United States and Canada. The Company is currently open to tax audit by the Internal Revenue Service for the years ended December 31, 2003 and thereafter for federal tax purposes. The Company is currently open to audit in Canada for tax years ended December 31, 2005 and thereafter for federal and provincial tax purposes.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

(13) Stockholder’s Equity

The total amount of dividends declared to the Parent was $193.9 million, $422.9 million, and $319.3 million for the years ended December 31, 2009, 2008, and 2007, respectively.

At December 31, 2009, approximately $4.9 billion of combined stockholder’s equity, excluding accumulated other comprehensive income, represented net assets of the Company’s insurance subsidiaries. The Company’s insurance subsidiaries are subject to various state and regulatory restrictions on their ability to pay dividends.

PLIC’s statutory capital was $1.7 billion at December 31, 2009 and its net income for the year ended December 31, 2009 was $125.9 million.

PLIC is restricted by the Commonwealth of Massachusetts Insurance Code as to the amount of dividends that may be paid within a 12-consecutive-month period without regulatory consent. That restriction is the greater of statutory net gain from operations for the previous year or 10% of policyholder surplus (net of capital stock) at December 31 of the previous year, subject to a maximum limit equal to statutory earned surplus. PLIC’s statutory net gain from operations at December 31, 2009 was $174.2 million. At December 31, 2009, approximately $174.2 million is available without prior approval for dividend payments in 2010.

PLIC owns the following insurance subsidiaries, NBLIC and PLICC, whose ability to dividend to PLIC is governed by various regulations of each of their respective jurisdictions.

NBLIC and PLICC’s statutory capital was $358.9 million and $580.3 million, respectively, at December 31, 2009. Net income for NBLIC and PLICC for the year ended December 31, 2009 was $31.3 million and $89.4 million, respectively.

PLIC and NBLIC exceed the minimum risk-based capital requirements for insurance companies operating in the United States. PLICC exceeds the minimum capital requirements for insurance companies regulated by the Office of Supervision of Financial Institutions in Canada.

(14) Benefit Plans

The Company participates in the Citigroup Pension Plan, a qualified noncontributory defined benefit pension plan sponsored by the Parent, covering the majority of Citigroup employees. Benefits under this plan for the employees of the Company are based on the cash balance formula. Under this formula, each employee’s accrued benefit can be expressed as an account that is credited with amounts based upon the employee’s pay, length of service and a specified interest rate, all subject to a minimum benefit level. The Parent’s funding policy for qualified pension plans is to contribute, at a minimum, the equivalent of the amount required under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Each company is charged for its allocable share of the pension funding cost based upon its covered salary expense. As a result of the redesign of the Parent’s retirement and equity programs, the Citigroup Pension Plan is not available to employees hired on or after January 1, 2007. In addition, effective January 1, 2008, the Plan no longer provides for the addition of any benefit credits to the hypothetical accounts of Plan participants. Only interest credits will be provided until a distribution is taken from the Plan. In 2009, the Company recognized a $2.2 million credit primarily from the expected return on assets. The Company recognized a credit of $1.9 million and expense of $2.8 million for 2008 and 2007, respectively, under this plan.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

Eligible employees can contribute to the Company 401(k) savings plan with pre-tax dollars up to the IRS limits. Beginning on January 1, 2008, eligible employees of the Company with one year of employment, as determined under Plan rules, are eligible for a matching contribution on before-tax contributions or Roth contributions (other than catch-up contributions) of up to 6% of eligible pay. The Company will contribute $1 for each $1 the employee contributes to the Plan to a maximum of 6% of annual eligible pay (catch-up contributions are not eligible for matching contributions). In addition, a fixed contribution of up to 2% of eligible pay will be made to the accounts of eligible participants whose qualifying compensation for the year is $100,000 or less. Employees do not have to contribute to the Plan to receive a fixed contribution.

The Company will also make an annual transition contribution to the Plan accounts of eligible employees whose total annual benefit opportunity from the Company under the cash balance formula of the Citigroup Pension Plan as in effect for 2007, the 401(k) matching contribution in effect for 2007, plus the equity-based Citigroup Ownership Program exceeded the total of the maximum matching contribution and fixed contribution percentages under the current Plan design. Prior to 2008, the Company contributed to a maximum of 3% of eligible pay up to a maximum of $1,500 annually to the plan for eligible employees. In 2009, 2008 and 2007, the Company incurred expenses of $7.5 million, $7.9 million and $1.0 million, respectively, under this plan. Effective January 7, 2010, the maximum amount of matching contributions paid on employee deferral contributions made into the Citigroup 401(k) Plan (the “Plan”) will be reduced from 6% to 4% of eligible pay for all employees at all compensation levels. The 4% maximum match will apply to all amounts deferred on or after that date, irrespective of when the services related to those deferrals was performed. Any salary, wages and other compensation deferred into the Plan after January 7, 2010 will be matched dollar for dollar up to a maximum of 4% of annual eligible pay.

Prior to 2009, the Parent granted stock options to officers and employees of the Company. These stock options relate to Citigroup’s stock, and as such, are approved by Citigroup’s Board of Directors. Generally, the options granted prior to 2003 vest over five years and the options granted after 2002 vest over three years. The options may be exercised only if the person is employed or contractually associated with the Company or a subsidiary of the Parent. The plan also permits an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. In 2009, 2008 and 2007, the Company incurred expenses of $0.2 million, $0.1 million and $1.2 million, respectively, under this plan.

The Company participates in a Capital Accumulation Plan sponsored by the Parent. Under this plan, the Parent’s restricted stock is issued to participating officers, sales representatives and other key employees. The restricted stock vests evenly over a four-year period. Beginning with the incentive awards made in 2009, only employees who receive award packages of at least U.S $100,000 or more (or that equal or exceed equivalent thresholds established in local currencies for countries outside the United States) will receive part of their award package in the form of a CAP award of restricted or deferred stock. Employees who receive incentive awards of less than U.S. $100,000 (or equivalent in local currency) generally are expected to receive their entire award as a cash payment with no vesting conditions. Incentive compensation awarded in January 2009 in respect of 2008 performance was allocated under the following guidelines:

•	Employees who satisfied the Rule of 60 or the Rule of 75 were paid a fully-vested cash amount equal to 100% of their incentive compensation award.

•	Employees who did not satisfy the Rule of 60 or the Rule of 75 and received an incentive compensation award in excess of $100,000 participated in the Citi Capital Accumulation Program, or CAP.

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

•

Employees participating in CAP received at least 25% of their incentive compensation award in the form of long-term incentive compensation (with the relative percentage of long-term incentive compensation increasing as the total incentive compensation award increased) payable 70% in the form of deferred cash award and 30% in the form of a restricted stock award, each vesting over four years subject to continued employment. Deferred cash awards are paid under the Deferred Cash Award Plan, or DCAP.

•	Employees participating in CAP received the remainder of their incentive compensation award in the form of a fully-vested cash award.

In 2009, 2008 and 2007, the Company incurred expenses of $5.2 million, $5.8 million and $11.3 million, respectively, under this plan.

The Company participated in a Citigroup Ownership Program sponsored by the Parent. Under this plan, the Parent’s restricted/deferred stock with a three-year vesting period was issued to all eligible employees. The last award given under this plan was on June 30, 2007. In 2009, 2008 and 2007, the Company incurred expenses of $0.5 million, $0.9 million and $1.8 million, respectively, under this plan.

The Company participated in the Management Committee Long-Term Incentive Plan sponsored by the Parent. The Long-Term Incentive Plan is a proposed 30-month cliff vesting deferred stock plan that covers members of the Citigroup Management Committee. The Management Committee members who stay with the Parent for the duration of the 30-month term and meet certain targets would have an award vested at the end of the 30-month period. The Plan has both market and performance conditions. It also has a 30-month service condition for its vesting. The grant date for this plan was July 1, 2007. Awards granted under this plan were cancelled in September 2009. The company recognized a $0.2 million credit in 2009 as a result of the cancellation. In 2008, the company incurred an expense of $0.3 million.

(15) Commitments and Contingent Liabilities

The Company is involved in various litigation in the normal course of business. It is management’s opinion, after consultation with counsel and a review of the facts, that the ultimate liability, if any, arising from such contingencies will not have any material adverse effect on the Company’s financial position and results of operations.

At December 31, 2009 and 2008 the Company had commitments to provide additional capital contributions to invest in mezzanine debt securities of $11.9 million and $12.3 million, respectively. The timing of the funding is uncertain, although the obligation will expire in 2012.

The Company leases office equipment and office and warehouse space under various noncancelable operating lease agreements that expire through December 2018. The components of rent expense for the years ended December 31 were as follows (in thousands):

	2009	2008	2007
Minimum rent	$6,483	$6,474	$6,061
Contingent rent	—	—	648

Total rent expense	$6,483	$6,474	$6,709

PRIMERICA, INC.

(Wholly Owned by Citigroup Inc. (the Parent))

Notes to Combined Financial Statements — (Continued)

At January 1, 2010, the minimum aggregate rental commitments for operating leases are as follows (in thousands):

Year ending December 31:
2010	$6,490
2011	6,543
2012	6,574
2013	4,115
2014	1,678
Thereafter	4,752

Total	$30,152

(16) Subsequent Events

The Company has evaluated subsequent events through March 2, 2010, the issuance date of the financial statements. The Company has identified nonrecognized subsequent events, as described below.

On February 8, 2010, the Company and a wholly owned subsidiary of Citigroup (CIHC) entered into a securities purchase agreement with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., private equity funds managed by Warburg Pincus LLC (Warburg Pincus), pursuant to which Warburg Pincus committed to acquire shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock from CIHC. Warburg Pincus will make an initial investment capped at the lesser of (i) 23.9% of the Company’s pro forma shares of common stock and (ii) a number of shares of common stock with an aggregate purchase price of $230 million. In addition, Warburg Pincus has the right to acquire from CIHC, for up to $100 million, additional shares of the Company’s common stock at the public offering price.

The warrants may be physically settled or net share settled at the option of the warrant holder. The warrant holder will not have the option to cash settle any portion of the warrants. The warrants will be classified as permanent equity based on the fair value at the issuance date. Subsequent changes in fair value will not be recognized as long as the warrants continue to be classified as equity.

The warrant holder is not entitled to receipt of dividends declared on the underlying common stock or non-voting common stock (but will be entitled to adjustments for extraordinary dividends), or to any voting or other rights that might accrue to holders of common stock or non-voting common stock. There will be no impact on basic EPS until the warrants are exercised, and the impact on diluted EPS will be calculated based on the treasury stock method at any point when the per share price of our common stock exceeds the exercise price of the warrants.

WHEN THE TRANSACTIONS REFERRED TO IN NOTE 2 OF THE NOTES TO THE COMBINED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

/s/ KPMG LLP

Senior Management of

Primerica, Inc.:

Under date of March 2, 2010, we reported on the combined balance sheets of Primerica, Inc. (the Company) (wholly owned by Citigroup Inc. (the Parent)) as of December 31, 2009 and 2008, and the related combined statements of income, stockholder’s equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, which are included in the prospectus. In connection with our audits of the aforementioned combined financial statements, we also audited the related combined financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the combined financial statements, the Company adopted the provisions of Statement of Position 05-1, Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (included in FASB ASC Topic 944, Financial Services — Insurance), FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included in FASB ASC Topic 740, Income Taxes), and Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (included in FASB ASC Topic 825, Financial Instruments) as of January 1, 2007. Also as discussed in note 2 to the combined financial statements, the Company adopted the provisions of FASB Staff Position Financial Accounting Standard No. 115-2 and Financial Accounting Standard No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (included in FASB ASC Topic 320, Investments — Debt and Equity Securities) as of January 1, 2009.

Atlanta, Georgia

March 2, 2010

PRIMERICA, INC.

Year Ended December 31,

Schedule I

Summary of Investments—Other than Investments in Related Parties

(In thousands)

	2009
	Cost	Fair value	Balance sheet
Securities available for sale, carried at fair value:
Fixed maturities:
United States Government and government agencies and authorities	$18,452	$18,487	$18,487
States, municipalities and political subdivisions	35,591	36,038	36,038
Foreign government	351,167	390,431	390,431
Convertibles and bonds with warrants attached	36,749	38,593	38,593
All other corporate bonds	5,695,599	5,894,450	5,894,450
Redeemable preferred stock	500	180	180

Total fixed maturities	6,138,058	6,378,179	6,378,179

Equity securities:
Common stock:
Public utility	3,143	3,287	3,287
Industrial, miscellaneous and all other	15,046	20,440	20,440
Nonredeemable preferred stocks	18,162	16,013	16,013

Total equity securities	36,351	39,740	39,740

Policy loans and other invested assets	26,947	26,947	26,947

Total investments	$6,201,356	$6,444,866	$6,444,866

See Accompanying Report of Independent Registered Public Accounting Firm.

PRIMERICA, INC.

Year Ended December 31,

Schedule III

Supplementary Insurance Information

(In thousands)

	2009				2008
	Term Life	Investment and Savings Products	Corporate and Other Distributed Products	Total	Term Life	Investment and Savings Products	Corporate and Other Distributed Products	Total
Deferred policy acquisition costs	$2,677,060	$62,484	$50,361	$2,789,905	$2,627,047	$50,719	$49,656	$2,727,422
Future policy benefits & unpaid claims	4,221,437	—	194,407	4,415,844	4,050,866	—	197,784	4,248,650
Unearned premiums	—	—	3,185	3,185	—	—	3,119	3,119
Other policy holders’ funds	360,737	—	22,031	382,768	305,687	—	18,393	324,081
Separate account liabilities	—	2,091,965	1,377	2,093,342	—	1,562,403	1,708	1,564,111

	2009				2008				2007
	Term Life	Investment and Savings Products	Corporate and Other Distributed Products	Total	Term Life	Investment and Savings Products	Corporate and Other Distributed Products	Total	Term Life	Investment and Savings Products	Corporate and Other Distributed Products	Total
(in thousands)
Premium revenue	$1,434,197	$—	$67,830	$1,502,027	$1,393,953	$—	$69,765	$1,463,718	$1,395,582	$—	$72,181	$1,467,762
Net investment income	284,115	—	67,211	351,326	254,566	—	59,469	314,035	242,331	—	86,278	328,609
Benefits & claims	559,038	—	41,235	600,273	894,910	—	43,460	938,370	513,233	—	44,189	557,422
Amortization of deferred acquisition costs	371,663	7,254	2,374	381,291	131,286	10,966	2,239	144,490	314,193	5,720	1,147	321,060
Other operating expenses	152,352	18,166	23,624	194,142	135,008	18,910	23,738	177,655	134,031	17,635	25,403	177,069

See Accompanying Report of Independent Registered Public Accounting Firm.

PRIMERICA, INC.

Years Ended December 31,

Schedule IV

Reinsurance

(In thousands)

	2009
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount amounted to net
Life insurance in-force	$655,659,625	$421,621,165	$—	$234,038,460	—%

Premiums
Life insurance	$2,069,009	$610,020	$—	$1,458,989	—%
Accident and health insurance	43,772	734	—	43,038	—%

Total premiums	$2,112,781	$610,754	$—	$1,502,027	—%

	2008
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount amounted to net
Life insurance in-force	$639,157,278	$410,916,299	$—	$228,240,979	—%

Premiums
Life insurance	$2,049,730	$628,055	$—	$1,421,675	—%
Accident and health insurance	43,062	1,019	—	42,043	—%

Total premiums	$2,092,792	$629,074	$—	$1,463,718	—%

	2007
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount amounted to net
Life insurance in-force	$637,969,394	$399,660,377	$—	$238,309,019	—%

Premiums
Life insurance	$1,958,897	$534,674	$—	$1,424,223	—%
Accident and health insurance	44,698	1,159	—	43,539	—%

Total premiums	$2,003,595	$535,833	$—	$1,467,762	—%

See Accompanying Report of Independent Registered Public Accounting Firm.

50,000 gathered for Primerica's 2007 convention
in the Georgia Dome in
Atlanta, Georgia.

PRIMERICA

18,000,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

March     , 2010

Citi

UBS Investment Bank	Deutsche Bank Securities	Morgan Stanley

Keefe, Bruyette & Woods
Macquarie Capital
Raymond James
Sandler O’Neill + Partners, L.P.
SunTrust Robinson Humphrey

ING Willis Capital Markets & Advisory

Until April    , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant and the selling stockholder in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA fee and the New York Stock Exchange listing fee.

Amount
	Payable by the Selling Stockholder		Payable by the Registrant
SEC registration fee		$19,113	—
FINRA fee		10,500	—
New York Stock Exchange listing fee		*	*
Blue Sky fees and expenses		*	*
Printing expenses		*	*
Legal fees and expenses		*	*
Accounting fees and expenses		*	*
Transfer agent and registrar fees		*	*
Miscellaneous fees and expenses		*	*

Total	$	*	*

*	To be completed by amendment

ITEM 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-laws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s certificate of incorporation and bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. In addition, the registrant intends to enter into indemnification agreements with its executive officers.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation and bylaws provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The registrant will on its own, or in conjunction with its controlling stockholder, maintain industry standard policies of insurance under which coverage is provided to its directors and officers against legal liability for loss which is not indemnified arising from claims made by reason of breach of duty or other wrongful act while acting in their capacity as directors and officers of the registrant.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the registrant by the underwriters against certain liabilities.

ITEM 15.	Recent Sales of Unregistered Securities

We sold 100 shares of our common stock to Citi on October 26, 2009 for $1.00. The sale was exempt from registration under Section 4(2) of the Securities Act.

Prior to the completion of this offering, we will issue 74,999,900 shares of our common stock, warrants to purchase an aggregate of approximately 4,302,748 shares of our common stock or non-voting common stock and the $300 million Citi note to Citi in exchange for Citi’s transfer to us of the capital stock of its subsidiaries that hold the businesses comprising our operations. The sale will be exempt from registration under Section 4(2) of the Securities Act.

ITEM 16.	Exhibits and Financial Statements Schedules

(a) Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the application agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

2.1	Securities Purchase Agreement, dated February 8, 2010, by and among Citigroup Insurance Holding Corporation, Primerica, Inc., Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

3.1	Form of Restated Certificate of Incorporation of the Registrant

3.2	Form of Amended and Restated Bylaws of the Registrant†

4.1	Form of Warrant Certificate†

4.2	Form of Note Agreement between the Registrant and Citigroup Insurance Holding Corporation*

4.3	Specimen Common Stock Certificate

4.4	Specimen Non-Voting Common Stock Certificate

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1	Form of Intercompany Agreement by and between the Registrant and Citigroup Inc.†

10.2	Form of Transition Services Agreement by and between the Registrant and Citigroup Inc.†

10.3	Form of Tax Separation Agreement by and between the Registrant and Citigroup Inc.

10.4	Form of Long-Term Services Agreement by and between CitiLife Financial Limited and Primerica Life†

10.5	Form of 80% Coinsurance Agreement by and between Primerica Life and Prime Reinsurance Company†

10.6	Form of 10% Coinsurance Agreement by and between Primerica Life and Prime Reinsurance Company†

10.7	Form of 80% Coinsurance Trust Agreement among Primerica Life, Prime Reinsurance Company and Citibank, N.A.†

10.8	Form of 10% Coinsurance Economic Trust Agreement among Primerica Life, Prime Reinsurance Company and Citibank, N.A.†

10.9	Form of 10% Coinsurance Excess Trust Agreement among Primerica Life, Prime Reinsurance Company and Citibank, N.A.†

10.10	Form of Capital Maintenance Agreement by and between Citigroup Inc. and Prime Reinsurance Company†

10.11	Form of 90% Coinsurance Agreement by and between National Benefit Life Insurance Company and American Health and Life Insurance Company†

10.12	Form of Trust Agreement among National Benefit Life Insurance Company, American Health and Life Insurance Company and The Bank of New York Mellon†

10.13	Form of Coinsurance Agreement by and between Primerica Life Canada and Financial Reassurance Company 2010 Ltd.†

10.14	Form of Primerica, Inc. 2010 Omnibus Incentive Plan

10.15	Form of Restricted Stock Award Agreement under the Primerica, Inc. 2010 Omnibus Incentive Plan

10.16	Selling Agreement by and among The Travelers Insurance Company, The Travelers Life and Annuity Company, Travelers Distribution, LLC and PFS Investments Inc., dated July 1, 2005, as amended**†

10.17	Agreement of Lease by and between Breckinridge Place Limited Partnership and Primerica Life Insurance Company, dated May 28, 1993, as amended†

10.18	Lease Agreement between Conata Properties Corporation and Primerica Life Insurance Company, dated March 1, 1993, as amended†

10.19	Agreement of Lease by and between GF Building One Associates and Primerica Life Insurance Company, dated July 1, 1993, as amended†

10.20	Standard Industrial Lease by and between Principal Life Insurance Company and Primerica Life Insurance Company, dated January 15, 2003, as amended†

10.21	Industrial Lease Agreement by and between Duke Realty Limited Partnership and Primerica Life Insurance Company, dated November 21, 2002, as amended†

10.22	Agreement of Sublease between Citibank, N.A. and National Benefit Life Insurance Company, dated June 12, 2009†

Exhibit Number	Description

10.23	Lease between 2725321 Canada Inc. and Primerica Life Insurance Company of Canada, dated March 3, 2008, as amended†

10.24	Agreement of Lease between Industrial-Alliance Life Insurance Company and Primerica Life Insurance Company of Canada, dated April 16, 1996, as amended†

10.25	Lease between The Great-West Life Assurance Company and 801611 Ontario Limited, and Primerica Life Insurance Company of Canada, dated June 21, 2000, as amended†

10.26	Mutual Fund Dealer Agreement between PFS Investments, Inc. and Legg Mason Investors Services, LLC, effective June 1, 2008, as amended**†

10.27	Selling Group Agreement between PFS Investments, Inc. and Van Kampen Funds, Inc. (formerly known as American Capital Marketing, Inc.), dated June 22, 1992†

10.28	Selling Group Agreement between PFS Investments, Inc. and The American Funds Group, dated January 1, 2002, as amended†

10.29	Marketing Services Agreement, dated June 13, 2006, by and between Citibank, N.A., Citibank, F.S.B., Citibank (West), FSB, Citibank Texas, N.A. and Primerica Financial Services Home Mortgages, Inc., as amended†

10.30	Master Vendor Printing Services Agreement, dated April 1, 2004, by and between Citicorp Credit Services, Inc. and Primerica Life Insurance Company†

10.31	Interaffiliate Services Agreement, dated January 21, 2005, by and between Primerica Life Insurance Company and Citibank, FSB†

10.32	Vendor Services Agreement, dated February 11, 1999, by and between Citibank, Consumer Finance and Primerica Life Insurance Company†

10.33	Intra-Citi Service Agreement, dated February 26, 2009, by and between Citi Retail Services Division of Citicorp Trust Bank, fsb and Primerica Life Insurance Company†

10.34	Master Purchase Agreement, dated July 1, 2005, by and between Citicorp North America, Inc. and Primerica Life Insurance Company†

10.35	Services Agreement, dated October 1, 1999, by and between Commercial Credit Insurance Services, Inc. and Primerica Life Insurance Company†

10.36	Anti Money Laundering Processing Service Agreement, dated October 13, 2006, by and between Citigroup Fund Services Canada, Inc. and Primerica Life Insurance Company of Canada, as amended

10.37	Form of Coinsurance Trust Agreement among Primerica Life Canada, Financial Reassurance Company 2010 Ltd., RBC Dexia Investor Services Trust and the Superintendent of Financial Institutions Canada†

10.38	Marketing Services Agreement, dated November 30, 2007, by and between Citicorp Trust Bank, fsb and Primerica Financial Services Home Mortgages, Inc., as amended†

10.39	Form of Common Stock Exchange Agreement among the Registrant, Warburg Pincus LLC and Warburg Pincus & Co.

10.40	Form of Registration Rights Agreement by and among Citigroup Insurance Holding Corporation, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the Registrant†

10.41	Form of Monitoring and Reporting Agreement by and among Primerica Life and Prime Reinsurance Company†

10.42	Form of Monitoring and Reporting Agreement by and among National Benefit Life Insurance Company and American Health and Life Insurance Company†

10.43	Form of Monitoring and Reporting Agreement by and among Primerica Life Insurance Company of Canada and Financial Reassurance Company 2010 Ltd.†

10.44	Loan Brokerage Agreement, dated March 10, 2010, by and among Citicorp Trust Bank, fsb, CitiMortgage, Inc. and Primerica Mortgages

10.45	Form of Primerica, Inc. Stock Purchase Plan for Agents and Employees

10.46	Form of Director Restricted Stock Award Agreement

10.47	Form of Restricted Stock Award Agreement for Messrs. Addison and R. Williams

21.1	Subsidiaries of the Registrant

Exhibit Number	Description

23.1	Consent of KPMG LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion filed as Exhibit 5.1 hereto)

24.1	Powers of Attorney (previously included on signature page to registration statement)†

99.1	Consent of Michael E. Martin†

99.2	Consent of Mark Mason†

99.3	Consent of Daniel Zilberman†

99.4	Consent of Robert F. McCullough

†	Previously filed
*	To be filed by amendment
**	Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 406 under the Securities Act of 1933. Confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

Number	Description
Schedule I	Summary of Investments other than Investments in Related Parties
Schedule III	Insurance Disclosures
Schedule IV	Reinsurance

ITEM 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on the 17th day of March, 2010.

Primerica, Inc.

By:	/S/ PETER W. SCHNEIDER
Name: Peter W. Schneider
Title: Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated on the 17th day of March, 2010.

Signature	Title

* D. Richard Williams	Co-Chief Executive Officer and Chairman of the Board (Co-Principal Executive Officer)

* John A. Addison, Jr.	Co-Chief Executive Officer and Director (Co-Principal Executive Officer)

* Alison S. Rand	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

*By	/S/ PETER W. SCHNEIDER Attorney-in-fact